

13000704

SEC
Mail Processing
Section

FEB 22 2013

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2013. Commission File Number: 001-14446

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ________ Form 40-F ___√___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 21, 2013

By: 

Name: Rasha El Sissi

Title: Vice President, Legal

SEC
Mail Processing
Section
FEB 22 2013
Washington DC
400

Built on strength.
Focused on the future.

2012 Annual Report



2012 Snapshot	**1**
Year at a Glance	**2**
Performance Indicators	**3**
Group President and CEO's Message	**4**
Chairman of the Board's Message	**5**
MANAGEMENT'S DISCUSSION AND ANALYSIS	**7**
FINANCIAL RESULTS	
Consolidated Financial Statements	**87**
Notes to Consolidated Financial Statements	**94**
Principal Subsidiaries	**184**
Ten-Year Statistical Review	**186**
Glossary	**192**
Shareholder and Investor Information	**193**





For more information, including a video message from Ed Clark, see the interactive TD Annual Report online by scanning the QR code below or visiting td.com/annual-report/ar2012



For information on TD's commitments to the community see the TD Corporate Responsibility Report online by scanning the QR code below or visiting td.com/corporate-responsibility

(2012 report available March 2013)



2012 Snapshot[1]

NET INCOME[2]
available to common shareholders
(millions of Canadian dollars)
■ Adjusted ▒ Reported



10.2% TD's 5-year CAGR (adjusted)

DILUTED EARNINGS PER SHARE[2]
(Canadian dollars)
■ Adjusted ▒ Reported



5.3% TD's 5-year CAGR (adjusted)

RETURN ON RISK-WEIGHTED ASSETS[3]
(per cent)
■ Adjusted ▒ Reported



2.83% TD's 2012 return on risk-weighted assets (adjusted)

TOTAL ASSETS[2]
(billions of Canadian dollars)



$811 billion of Total Assets at Oct. 31, 2012

DIVIDENDS PER SHARE
(Canadian dollars)



6.5% TD's 5-year CAGR
3.5% Canadian peers 5-year CAGR
(24.6)% U.S. peers 5-year CAGR

TOTAL SHAREHOLDER RETURN
(5-year CAGR)

6.5%

3.3% Canadian peers
(10.2)% U.S. peers

TD'S PREMIUM RETAIL EARNINGS MIX

TD's premium earnings mix is built on a North American retail focus – a lower-risk business with consistent earnings.



■ Canadian Retail
▒ U.S. Retail
■ Wholesale

88% Retail
12% Wholesale

[1] Please see the footnote on the next page for information on how these results are calculated.
[2] Based on Canadian Generally Accepted Accounting Principles (Canadian GAAP) for 2008–2010 and International Financial Reporting Standards (IFRS) from 2011–2012. See next page for more information.
[3] Based on Canadian GAAP for 2008–2011 and IFRS for 2012.

Year at a Glance[1]

TD had the highest Total Shareholder Returns (TSR) among Big Five Canadian Banks for the 3, 5 and 10 year time periods.[2]	**TD Bank, America's Most Convenient Bank,® grows store network** opening its 1,300th store; U.S. Personal and Commercial Banking has the 11th largest store network in the U.S.	**TD increased its target dividend payout range to 40–50% from 35–45%** and raised dividends twice during fiscal 2012.
TD continued to invest in its growth businesses announcing a deal to acquire Target's U.S. Credit Card portfolio and enjoying market share gains in domestic commercial banking in fiscal 2012.	**Our retail operations posted a record $6.2 billion** in adjusted earnings for 2012 or 88% of operating segment earnings.	**TD Asset Management hits milestone** $200 billion in assets under management despite volatile markets in fiscal 2012.
TD Securities achieved a strong Return on Equity (ROE) of over 21% despite tentative markets in fiscal 2012.	**TD Insurance's total premiums exceeded $3 billion for the third consecutive year** and TD Insurance remains the #1 direct writer of home and auto insurance in Canada.	**TD Canada Trust named Highest in Customer Satisfaction** among the Big Five Retail Banks for the seventh year in a row.[3]

Key Financial Metrics

(millions of Canadian dollars, except where noted)	**2012**	2011
Results of operations		
Total revenue – reported	**$23,122**	$21,662
Total revenue – adjusted	**23,253**	21,535
Net income – reported	**6,471**	6,045
Net income – adjusted	**7,075**	6,432
Financial positions at year-end		
Total assets $B	**811.1**	735.5
Total deposits $B	**487.8**	449.4
Total loans net of allowance for loan losses $B	**408.8**	377.2
Per common share (Canadian dollars)		
Diluted earnings – reported	**6.76**	6.43
Diluted earnings – adjusted	**7.42**	6.86
Dividend payout ratio – adjusted	**38.7%**	37.7%
Closing market price (fiscal year end)	**81.23**	75.23
Total shareholder return (1 year)	**11.9%**	5.7%
Financial ratios		
Tier 1 capital ratio[4]	**12.6%**	13.0%
Total capital ratio[4]	**15.7%**	16.0%
Efficiency ratio – reported	**60.5%**	60.2%
Efficiency ratio – adjusted	**56.6%**	57.5%

[1] Results prepared in accordance with GAAP are referred to as "reported." Adjusted results (excluding "items of note," net of tax, from reported results) and related terms are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. See "How the Bank Reports" in the accompanying Management's Discussion and Analysis (MD&A) for further explanation, a list of the items of note and a reconciliation of non-GAAP financial measures.

The Bank transitioned from Canadian GAAP to IFRS effective November 1, 2011. The Bank's financial results for fiscal 2011 have been presented in accordance with IFRS for comparative purposes in the Bank's 2012 Annual Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) (unless otherwise noted). Accordingly, the calculation of growth rates include balances in accordance with Canadian GAAP for the 2007 to 2010 financial years and balances in accordance with IFRS for 2011 and 2012.

"Five-year CAGR" is the compound annual growth rate calculated from 2007 to 2012 on an adjusted basis.

"TD's Premium Retail Earnings Mix" is based on adjusted results.

"Canadian Retail" earnings are the total adjusted earnings of the Canadian Personal and Commercial Banking and Wealth and Insurance segments. "U.S. Retail" earnings are the total adjusted earnings of U.S. Personal and Commercial Banking segment and TD Ameritrade Holding Corporation pickup.

Canadian peers/Big Five Canadian Banks include Royal Bank of Canada, Scotiabank, Bank of Montreal and Canadian Imperial Bank of Commerce.

U.S. peers include Citigroup, Bank of America, J.P. Morgan, Wells Fargo, PNC Financial and U.S. Bancorp.

For purposes of comparison with U.S. peers, dividends per share five-year compound growth rate is calculated on a year-to-date basis from Q3 2007 to Q3 2012.

[2] Big Five Canadian Banks based on Bloomberg for the period ended Oct. 31, 2012. Please note TD is tied for first with respect to the 3 year CAGR.

[3] TD Canada Trust received the highest numerical score among the big five retail banks in the proprietary J.D. Power and Associates 2012 Canadian Retail Banking Customer Satisfaction Study℠. Study based on 11,764 total responses. Proprietary study results are based on experiences and perceptions of consumers, and fielding was completed in two waves between February and May 2012. Your experiences may vary. Visit jdpower.com

[4] In fiscal 2011, capital ratios are calculated based on Canadian GAAP.

Performance Indicators

Performance indicators focus effort, communicate our priorities and benchmark TD's performance as we strive to be The Better Bank. The following table highlights our performance against these indicators.

2012 PERFORMANCE INDICATORS	RESULTS[1]
FINANCIAL • Deliver above-peer-average total shareholder return[2] • Grow earnings per share (EPS) by 7 to 10% • Deliver above-peer-average return on risk-weighted assets	• TD return: 11.9% vs. Canadian peer average of 11.1% • 8% adjusted EPS growth • TD return: 2.83% vs. Canadian peer average of 2.35%[3]
BUSINESS OPERATIONS • Grow revenue faster than expenses • Invest in core businesses to enhance customer experience	• Revenue growth exceeded expense growth by 1.6% • Refer to "Business Segment Analysis" in the accompanying MD&A for details
CUSTOMER • Improve Customer Experience Index (CEI)[4] scores • Invest in core businesses to enhance customer experience	• CEI score 32% (target 29.8%) • Refer to "Business Segment Analysis" in the accompanying MD&A for details
EMPLOYEE • Improve employee engagement score year-over-year • Enhance the employee experience by: – Listening to our employees – Building employment diversity – Providing a healthy, safe and flexible work environment – Providing competitive pay, benefits and performance-based compensation – Investing in training and development	• Employee engagement score[5] was 4.16 in fall 2012 vs. 4.18 in fall 2011 • See TD's 2012 Corporate Responsibility Report available March 2013
COMMUNITY • Donate minimum of 1% of domestic pre-tax profits (five-year average) to charitable and not-for-profit organizations • Make positive contributions by: – Supporting employees' community involvement and fundraising efforts – Supporting advancements in our areas of focus, which include education and financial literacy, creating opportunities for young people, creating opportunities for affordable housing and the environment – Protecting and preserving the environment	• 1.3%[6] or $45.3 million, in donations and community sponsorships in Canada vs. 1.3% or $42.6 million, in 2011 • US$19.54 million in donations and community sponsorships in the U.S. vs. US$23.7 million in 2011 • £64,023 in donations and community sponsorships in the U.K. vs. £73,857 in 2011 • $316,000 in domestic employee volunteer grants to 496 different organizations • $25.9 million, or 57.2% of our community giving, was directed to promote our areas of focus domestically • $4.8 million distributed to 1,089 community environmental projects through TD Friends of the Environment Foundation; an additional $5.95 million from TD's community giving budget was used to support environmental projects[7]

1 Performance indicators that include an earnings component are based on TD's full-year adjusted results (except as noted) as explained in "How the Bank Reports" in the accompanying MD&A. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.
2 Total shareholder return is measured on a one-year basis from November 1, 2011, to October 31, 2012.
3 Return on risk-weighted assets measured YTD as at July 31, 2012, for comparison purposes. TD's return on risk-weighted assets for 2012 was 2.83%.
4 CEI is a measurement program that tracks TD customers' loyalty and advocacy.
5 Scale for employee engagement score is from one to five.
6 Calculated based on Canadian Cash Donations/five-year rolling average domestic net income before tax.
7 Includes a one-time donation of $500,000 from TD Friends of the Environment Foundation to The Nature Conservancy of Canada in support of the TD Forests program.

Group President and CEO's Message

Against the backdrop of economic headwinds and an increasingly complex regulatory environment, TD continued to grow and distinguish itself as The Better Bank in 2012. Adjusted earnings exceeding $7 billion represent our best year to date. The roll-out of 65 new retail locations not only expanded our North American footprint, but reinforced our unique leadership position in service and convenience. TD remains one of the strongest and safest banks in world, thanks to the strength of our balance sheet and conservative risk appetite. And, we also raised our dividend twice for shareholders in 2012.

YEAR IN REVIEW

Our retail businesses continued to drive growth on both sides of the border. Our domestic Personal and Commercial business delivered adjusted earnings of $3.4 billion, largely driven by strong volume growth in personal and business deposits and loans.

Our U.S. franchise surpassed $1.4 billion in adjusted earnings – a feat all the more impressive given the impact of the Durbin Amendment and other regulatory changes on our business. The opening of the 1,300th U.S. store marked a major milestone in TD's growth story.

Our Wealth businesses had an excellent year, continuing to take market share in gathering assets and trading volumes throughout a volatile year. TD Ameritrade also continues to attract new customer assets significantly faster than its competitors and remains an industry leader in trades per day. Our Insurance business exceeded $3 billion in premiums for the third consecutive year.

The performance of our Wholesale bank was strong as our franchise focus produced targeted returns, positioned us for even stronger performance when markets normalize and provided our clients throughout the bank with an integrated full service offering.

LEGENDARY CUSTOMER EXPERIENCES; A UNIQUE AND INCLUSIVE WORKPLACE

Our success is underpinned by our unique leadership position in service and convenience. Longer hours and better locations are TD hallmarks that enable us to grow and take market share year in and year out.

Mobile and online banking channels present us with new opportunities to lead. Only a year after its launch, our mobile banking app is actively used by more than 1 million customers. We are focused on building a North American leadership position in these channels.

Our relentless focus on the customer continues to separate TD from the competition. TD Canada Trust remains the sole winner in customer satisfaction among the big Canadian banks by J.D. Power & Associates, winning for a seventh consecutive year. We also took the Ipsos Excellence in Customer Service award for the eighth straight year. We are recognized as a leader in the U.S. as well, where we work hard every day to be America's Most Convenient Bank.

Our accomplishments are made possible by TD's incredible team of more than 85,000 people. Our focus on creating a unique and inclusive employee culture helps us attract, retain and engage the best. The strength of our employment brand was recognized again in 2012, with TD being named one of Canada's Top 100 Employers for the sixth year in a row.

Standing by our customers and employees means focusing on the things that matter to them and their communities. On a global basis, TD invested more than $65 million in the many communities it serves, making a positive impact through over 6,000 organizations, on causes such as education and financial literacy, the environment and creating opportunities for young people.

FOCUSED ON THE FUTURE

Looking ahead, we will continue to face a prolonged period of slow economic growth, low interest rates and growing regulatory demands. The housing market is cooling, consumer loan growth is moderating and regulatory uncertainty remains a concern.

To succeed we must aggressively deal with the challenges ahead. This means finding new revenue sources, building a competitive advantage in improving productivity, and proactively getting ahead of regulatory demands by building them into our best-run bank culture.

In doing all this, we must not lose track of what has allowed us to outperform and become an employer of choice: our focus on our customers and the employees who serve them and a determination to preserve our unique inclusive culture. As past results have demonstrated, what is good for our customers is also good for our shareholders. And our customers are served well when we focus on supporting and celebrating our amazing employees who make it all happen.

I am confident that the resilience of our business model, combined with the capacity of our management team and the dedication of our employees, will not only see TD through these challenging times, but help us sustain our leadership position in the future.



Ed Clark
Group President and Chief Executive Officer

Chairman of the Board's Message

During a year of slow economic growth, TD Bank Group achieved strong financial results, increased its dividend twice and maintained a sound capital position. TD's performance is a reflection of the bank's proven business strategy and the leadership team's commitment to deliver value to all our stakeholders.

CORPORATE GOVERNANCE

Strong corporate governance is essential to any organization's ability to achieve sustainable growth and deliver shareholder value. In 2012, TD was recognized in this regard with IR Magazine's "Best Corporate Governance" award.

TD's board provides ongoing strategic counsel to the senior executive team, evolving our practices to meet the needs of our business environment and continuing to ensure TD's decisions align with its conservative risk appetite. One of the most critical responsibilities of the board is to ensure that TD has effective talent recruitment, development and succession planning policies and practices. Recognizing that the next CEO transition falls within the planning horizon, the board has increased its strong focus on succession planning at the most senior levels of the bank. Our objective is to ensure clarity in the roles and responsibilities of the entire senior management team, to preserve the vital asset that the team represents and to avoid the loss of institutional momentum that can attend such transitions. We believe that we are well positioned in this regard.

BOARD COMPOSITION

In 2012, we were pleased to welcome Colleen Goggins of Princeton, New Jersey, to TD's board. Colleen's extensive business and leadership experience have added valuable perspective to the board and the risk committee. Earlier this year, Wendy Dobson, Pierre Lessard and Carole Taylor stepped down from the board. I would like to thank them for their contributions and years of service.

LOOKING AHEAD

While we expect the challenges of today will continue – slow growth, regulatory uncertainty, and a challenging global economic environment – we are confident in the strength and resilience of TD's business model and the people behind it. I'd like to highlight the tremendous work of TD's 85,000 employees during 2012. When faced with any challenge – from a business imperative to the unprecedented impact of Superstorm Sandy – they rose to the task and exemplified TD's guiding principles, day in and day out. TD employs a remarkable team of people who care about their businesses, customers and communities, and who continue to make TD The Better Bank.

Once again, on behalf of the board, I'd like to thank our shareholders for their support and trust. We look forward to continuing to work on your behalf in the year ahead.



Brian M. Levitt
Chairman of the Board

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Our directors as at December 1, 2012 are listed below. Our Proxy Circular for the 2013 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate including education, other public board memberships held in the past five years, areas of expertise, TD committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett
Corporate Director and former President and Chief Executive Officer, Draper & Kramer, Inc., Chicago, Illinois

Hugh J. Bolton
Chair of the Board, EPCOR Utilities Inc., Edmonton, Alberta

John L. Bragg
Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited, Oxford, Nova Scotia

Amy W. Brinkley
Consultant, AWB Consulting, LLC Charlotte, North Carolina

W. Edmund Clark
Group President and Chief Executive Officer, The Toronto-Dominion Bank, Toronto, Ontario

Colleen A. Goggins
Corporate Director and former Worldwide Chairman, Consumer Group, Johnson & Johnson, Princeton, New Jersey

Henry H. Ketcham
Chairman and Chief Executive Officer, West Fraser Timber Co. Ltd., Vancouver, British Columbia

Brian M. Levitt
Chairman of the Board, The Toronto-Dominion Bank and Counsel, Non-Executive Co-Chair, Osler, Hoskin & Harcourt LLP, Montreal, Quebec

Harold H. MacKay
Counsel, MacPherson Leslie & Tyerman LLP, Regina, Saskatchewan

Karen E. Maidment
Corporate Director and former Chief Financial and Administrative Officer, BMO Financial Group Cambridge, Ontario

Irene R. Miller
Chief Executive Officer, Akim, Inc., New York, New York

Nadir H. Mohamed
President and Chief Executive Officer, Rogers Communications Inc., Toronto, Ontario

Wilbur J. Prezzano
Corporate Director and Retired Vice Chairman, Eastman Kodak Company, Charleston, South Carolina

Helen K. Sinclair
Chief Executive Officer, BankWorks Trading Inc., Toronto, Ontario

John M. Thompson
Corporate Director and Retired Vice Chairman of the Board, IBM Corporation, Toronto, Ontario

COMMITTEE	MEMBERS*	KEY RESPONSIBILITIES*
Corporate Governance Committee	**Brian M. Levitt** (Chair) **William E. Bennett** **Harold H. MacKay** **Wilbur J. Prezzano** **John M. Thompson**	**Responsibility for corporate governance of TD:** • Set the criteria for selecting new directors and the Board's approach to director independence; • Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders; • Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD; • Review and recommend the compensation of the directors of TD; • Satisfy itself that TD communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy; • Facilitate the evaluation of the Board and Committees; • Oversee an orientation program for new directors and continuing education for directors.
Human Resources Committee	**Wilbur J. Prezzano** (Chair) **Henry H. Ketcham** **Brian M. Levitt** **Karen E. Maidment** **Nadir H. Mohamed** **Helen K. Sinclair** **John M. Thompson**	**Responsibility for management's performance evaluation, compensation and succession planning:** • Discharge, and assist the Board in discharging, the responsibility of the Board relating to leadership, human resource planning and compensation as set out in this committee's charter; • Set performance objectives for the CEO which encourage TD's long-term financial success and regularly measure the CEO's performance against these objectives; • Recommend compensation for the CEO to the Board for approval, and determine compensation for certain senior officers in consultation with independent advisors; • Oversee a robust talent planning process that provides succession planning for the CEO role and other senior roles. Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO and periodically review TD's organization structure to ensure alignment with business objectives and succession planning; • Oversee the selection, evaluation, development and compensation of other members of senior management; • Produce a report on compensation for the benefit of shareholders, which is published in TD's annual proxy circular, and review, as appropriate, any other related major public disclosures concerning compensation.
Risk Committee	**Harold H. MacKay** (Chair) **William E. Bennett** **Hugh J. Bolton** **Amy W. Brinkley** **Colleen A. Goggins** **Karen E. Maidment** **Helen K. Sinclair**	**Supervising the management of risk of TD:** • Approve TD's risk appetite and related metrics and identify and monitor the key TD risks including liquidity and capital management; • Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk; • Review TD's actual risk profile against risk appetite metrics and satisfy itself that policies are in place to manage the risks to which TD is exposed, including market, operational, liquidity, credit, insurance, regulatory and legal, and reputational risk; • Provide a forum for "big-picture" analysis of an enterprise view of risk, including considering trends and emerging risks.
Audit Committee	**William E. Bennett**** (Chair) **Hugh J. Bolton**** **John L. Bragg** **Harold H. MacKay** **Irene R. Miller****	**Supervising the quality and integrity of TD's financial reporting:** • Oversee reliable, accurate and clear financial reporting to shareholders; • Oversee internal controls – the necessary checks and balances must be in place; • Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditor – the shareholders' auditor reports directly to this committee; • Listen to the shareholders' auditor, chief auditor, chief compliance officer and chief anti-money laundering officer, and evaluate the effectiveness and independence of each; • Oversee the establishment and maintenance of processes that ensure TD is in compliance with the laws and regulations that apply to it, as well as its own policies; • Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TD that are federally regulated financial institutions and insurance companies; • Receive reports on and approve, if appropriate, certain transactions with related parties.

* As at December 1, 2012
** Designated Audit Committee Financial Expert

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the year ended October 31, 2012, compared with the corresponding period in the prior year. This MD&A should be read in conjunction with our audited Consolidated Financial Statements and related Notes for the year ended October 31, 2012. This MD&A is dated December 5, 2012. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

FINANCIAL RESULTS OVERVIEW

Net Income **12**
Revenue **13**
Expenses **17**
Taxes **18**
Quarterly Financial Information **19**

BUSINESS SEGMENT ANALYSIS

Business Focus **21**
Canadian Personal and Commercial Banking **24**
Wealth and Insurance **27**
U.S. Personal and Commercial Banking **30**
Wholesale Banking **33**
Corporate **36**

2011 FINANCIAL RESULTS OVERVIEW

Selected Annual Information and Discussion relating to 2011 & 2010 Performance under Canadian GAAP **37**

GROUP FINANCIAL CONDITION

Balance Sheet Review **40**
Credit Portfolio Quality **41**
Capital Position **54**
Securitization and Off-Balance Sheet Arrangements **58**
Related-Party Transactions **60**
Financial Instruments **60**

RISK FACTORS AND MANAGEMENT

Risk Factors that May Affect Future Results **61**
Managing Risk **64**

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates **83**
Future Changes in Accounting Policies **86**
Controls and Procedures **86**

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank's 2012 MD&A under the headings "Economic Summary and Outlook" and, for each business segment, "Business Outlook and Focus for 2013" and in other statements regarding the Bank's objectives and priorities for 2013 and beyond and strategies to achieve them, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks, all of which are discussed in the 2012 MD&A. Examples of such risk factors include the impact of recent U.S. legislative developments, as discussed under "Significant Events in 2012" in the "Financial Results Overview" section of the 2012 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information and disruptions in the Bank's information technology, internet, network access or other voice or data communications systems or services; and the overall difficult litigation environment, including in the United States. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please see the "Risk Factors and Management" section of the 2012 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 MD&A under the headings "Economic Summary and Outlook" and, for each business segment, "Business Outlook and Focus for 2013", as updated in subsequently filed quarterly Reports to Shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with more than 8.5 million online customers. TD had $811 billion in assets on October 31, 2012. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with generally accepted accounting principles (GAAP) under IFRS and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures to arrive at "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes "items of note," net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank transitioned from Canadian GAAP to IFRS, beginning in the first quarter of fiscal 2012. Refer to Note 38 of the Consolidated Financial Statements for the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet) and related disclosures including a summary of the Bank's first-time adoption transition elections under IFRS 1 and other significant differences between Canadian GAAP and IFRS. These disclosures form the starting point for TD's financial reporting under IFRS and have been provided to allow users of the financial statements to obtain a better understanding of the expected effect on the Consolidated Financial Statements as a result of the adoption of IFRS. The annual fiscal 2012 Consolidated Financial Statements also include fiscal 2011 comparatives, related transitional reconciliations, and accompanying note disclosures.

The following table provides the operating results – reported for the Bank.

TABLE 1 OPERATING RESULTS – REPORTED

(millions of Canadian dollars)	**2012**	2011
Net interest income	**$ 15,026**	$ 13,661
Non-interest income	**8,096**	8,001
Total revenue	**23,122**	21,662
Provision for credit losses	**1,795**	1,490
Non-interest expenses	**13,998**	13,047
Income before income taxes and equity in net income of an investment in associate	**7,329**	7,125
Provision for income taxes	**1,092**	1,326
Equity in net income of an investment in associate, net of income taxes	**234**	246
Net income – reported	**6,471**	6,045
Preferred dividends	**196**	180
Net income available to common shareholders and non-controlling interests in subsidiaries	**$ 6,275**	$ 5,865
Attributable to:		
Non-controlling interests	**$ 104**	$ 104
Common shareholders	**$ 6,171**	$ 5,761

TABLE 2 NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME		
(millions of Canadian dollars)	**2012**	2011
Operating results – adjusted		
Net interest income[1]	**$ 15,062**	$ 13,661
Non-interest income[2]	**8,191**	7,874
Total revenue	**23,253**	21,535
Provision for credit losses[3]	**1,903**	1,490
Non-interest expenses[4]	**13,162**	12,373
Income before income taxes and equity in net income of an investment in associate	**8,188**	7,672
Provision for income taxes[5]	**1,404**	1,545
Equity in net income of an investment in associate, net of income taxes[6]	**291**	305
Net income – adjusted	**7,075**	6,432
Preferred dividends	**196**	180
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	**6,879**	6,252
Attributable to:		
Non-controlling interests in subsidiaries, net of income taxes	**104**	104
Net income available to common shareholders – adjusted	**6,775**	6,148
Adjustments for items of note, net of income taxes		
Amortization of intangibles[7]	**(238)**	(391)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio[8]	**(89)**	128
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions[9]	**(9)**	(82)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[10]	**–**	13
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition[11]	**(17)**	(55)
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada[12]	**(104)**	–
Litigation reserve[13]	**(248)**	–
Reduction of allowance for incurred but not identified credit losses[14]	**120**	–
Positive impact due to changes in statutory income tax rates[15]	**18**	–
Impact of Superstorm Sandy[16]	**(37)**	–
Total adjustments for items of note	**(604)**	(387)
Net income available to common shareholders – reported	**$ 6,171**	$ 5,761

[1] Adjusted net interest income excludes the following items of note: 2012 – $36 million (net of tax, $27 million) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 12.

[2] Adjusted non-interest income excludes the following items of note: 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $89 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8; $3 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 11, $1 million loss due to the impact of Superstorm Sandy, as explained in footnote 16; 2011 – $19 million gain due to change in fair value of CDS hedging the corporate loan book; $158 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $50 million loss due to change in fair value of contingent consideration relating to Chrysler Financial.

[3] Adjusted provision for credit losses (PCL) excludes the following items of note: 2012 – $162 million in adjustments to allowance for incurred but not identified credit losses in Canadian Personal and Commercial Banking, as explained in footnote 14; $54 million due to the impact of Superstorm Sandy, as explained in footnote 16.

[4] Adjusted non-interest expenses excludes the following items of note: 2012 – $277 million amortization of intangibles, as explained in footnote 7; $11 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 9; $24 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 11; $104 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio, as explained in footnote 12; $413 million of charges related to a litigation reserve, as explained in footnote 13; $7 million due to the impact of Superstorm Sandy, as explained in footnote 16; 2011 – $496 million amortization of intangibles; $141 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $37 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition.

[5] For a reconciliation between reported and adjusted provision for income taxes, see the 'Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes' table in the "Income Taxes" section of this document.

[6] Adjusted equity in net income of an investment in associate excludes the following items of note: 2012 – $57 million amortization of intangibles, as explained in footnote 7; 2011 – $59 million amortization of intangibles.

[7] Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the amortization of intangibles included in equity in net income of TD Ameritrade, and the acquisition of the MBNA Canada credit card portfolio in 2012. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

[8] During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

[9] As a result of U.S. Personal and Commercial Banking acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders' fees, advisory fees, and legal fees. Integration charges in the recent quarters were driven by the South Financial and FDIC-assisted acquisitions and there were no direct transaction costs recorded. The first quarter 2012 was the last quarter U.S. Personal and Commercial Banking included any further FDIC-assisted and South Financial related integration charges or direct transaction costs as an item of note.

[10] The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

[11] As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in the fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders' fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

[12] As a result of the acquisition of the MBNA Canada credit card portfolio, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenues related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long lived assets due to impairment. The Bank's integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders' fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition were incurred by Canadian Personal and Commercial Banking.

[13] As a result of certain adverse judgments and settlements reached in the U.S. during 2012, the Bank took prudent steps to reassess its litigation provisions and, having considered these factors as well as other related or analogous litigation cases, the Bank determined in accordance with applicable accounting standards, the litigation provision of $413 million ($248 million after tax) was required in 2012.

[14] Excluding the impact related to the MBNA Canada credit card portfolio and other consumer loan portfolios (which is recorded in Canadian Personal and Commercial Banking results), "Reduction of allowance for incurred but not identified credit losses", formerly known as "General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking", includes $162 million (net of tax, $120 million) in 2012 attributable to the Wholesale Banking and non-MBNA related Canadian Personal and Commercial Banking loan portfolios.

[15] This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.

[16] The Bank provided $62 million (net of tax, $37 million) for certain estimated losses resulting from Superstorm Sandy which primarily relate to an increase in provision for credit losses, fixed asset impairments and charges against revenue relating to fee reversals.

TABLE 3 RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]

(Canadian dollars)	2012	2011
Basic earnings per share – reported	**$ 6.81**	$ 6.50
Adjustments for items of note[2]	**0.66**	0.44
Basic earnings per share – adjusted	**$ 7.47**	$ 6.94
Diluted earnings per share – reported	**$ 6.76**	$ 6.43
Adjustments for items of note[2]	**0.66**	0.43
Diluted earnings per share – adjusted	**$ 7.42**	$ 6.86

[1] EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.

[2] For explanation of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

TABLE 4 AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]

(millions of Canadian dollars)	2012	2011
Canada Trust	**$ –**	$ 168
TD Bank, N.A.	**122**	134
TD Ameritrade (included in equity in net income of an investment in associate)	**57**	59
MBNA	**33**	–
Software	**141**	116
Other	**26**	30
Amortization of intangibles, net of income taxes	**$ 379**	$ 507

[1] Amortization of intangibles, with the exception of software, are included as items of note. For explanation of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

ECONOMIC PROFIT AND RETURN ON COMMON EQUITY

Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank's common equity. The Bank's goal is to achieve positive and growing economic profit.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROE that exceeds the equity cost of capital.

Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5	ECONOMIC PROFIT AND RETURN ON COMMON EQUITY	
(millions of Canadian dollars)	**2012**	2011
	Return on common equity	Return on invested capital
Average common equity	**$ 41,535**	$ 35,568
Average cumulative goodwill and intangible assets amortized, net of income taxes	**n/a**	5,309
Average common equity/Average invested capital	**$ 41,535**	$ 40,877
Rate charged for average common equity/Average invested capital	**9.0%**	9.0%
Charge for average common equity/Average invested capital	**$ 3,738**	$ 3,679
Net income available to common shareholders – reported	**$ 6,171**	$ 5,761
Items of note impacting income, net of income taxes[1]	**604**	387
Net income available to common shareholders – adjusted	**$ 6,775**	$ 6,148
Economic profit[2]	**$ 3,037**	$ 2,469
Return on common equity – adjusted/Return on invested capital	**16.3%**	15.0%

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported net income" table in the "Financial Results Overview" section of this document.

[2] Effective the first quarter of 2012, economic profit is calculated based on average common equity on a prospective basis. Prior to the first quarter of 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $2,947 million for 2011.

SIGNIFICANT EVENTS IN 2012

Acquisition of Credit Card Portfolio of MBNA Canada

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada (MBNA), a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million. The acquisition was accounted for by the purchase method. The results of the acquisition from the acquisition date to October 31, 2012 have been consolidated with the Bank's results and are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. As at December 1, 2011, the acquisition contributed $7,361 million of loans, $275 million of other assets, and $1,348 million of liabilities. The estimated fair value of loans reflects the expected credit losses at the acquisition date. The excess of consideration over the fair value of the acquired net assets of approximately $551 million has been allocated to $458 million of intangible assets and $93 million of goodwill.

Acquisition of Target's U.S. Credit Card Portfolio

On October 23, 2012, the Bank announced that it entered into an agreement with Target Corporation (Target) under which the Bank will acquire Target's existing U.S. Visa and private label credit card portfolio, which totals approximately US$5.9 billion. TD also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target's U.S. customers. TD will acquire over 5 million active Visa and private label accounts and will fund the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. Subject to the receipt of regulatory approvals and satisfaction of other customary closing conditions, this transaction is expected to be completed in the first half of fiscal 2013.

Investment in TMX Group Limited

On October 30, 2011, TMX Group Inc. (TMX) and Maple Group Acquisition Corporation (now TMX Group Limited) (Maple) announced that they had entered into a support agreement in respect of Maple's proposed acquisition of all of the outstanding shares of TMX pursuant to an integrated two-step transaction valued at approximately $3,800 million.

Maple is a corporation whose investors comprise twelve of Canada's leading financial institutions and pension funds, including TD Securities Inc., a wholly owned subsidiary of the Bank. Maple completed the acquisition of 80% of the outstanding TMX shares on August 10, 2012, in accordance with the terms and conditions of the offer. The transaction also provided for the acquisition of Alpha Trading Systems Inc. and Alpha Trading Systems Limited Partnership (collectively Alpha) and The Canadian Depository for Securities Limited (CDSL). Maple completed the acquisition of Alpha and CDSL on August 1, 2012, with existing CDSL and Alpha shareholders receiving cash payments in exchange for their equity interests.

Pursuant to a court-approved arrangement, the remainder of the outstanding TMX shares held by TMX shareholders (other than Maple) were exchanged for Maple shares on a one-for-one basis with a closing date of September 14, 2012. As an investor in Maple, the Bank provided equity funding to Maple in the amount of approximately $194 million to fund the purchase of TMX, Alpha and CDSL.

U.S. Legislative Developments

On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act" or "the Act") that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, will impact the Bank's operations outside the United States, including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rule-makings as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.

On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System (FRB), the Federal Deposit Insurance Corporation and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the "Volcker Rule" or "the Rule"). The U.S. Commodity Futures Trading Commission (CFTC) issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Rule applies to affiliates or subsidiaries of the Bank: the terms "affiliate" and "subsidiary" are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Rule requires the implementation of a comprehensive compliance

program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs. On April 19, 2012, the FRB, on behalf of itself and the other agencies, issued guidance stating that full conformance with the Rule will not be required until July 21, 2014, unless that period is extended by the FRB. The agencies have not indicated when the final Rule will be published. While the Rule is expected to have an adverse effect on certain of the Bank's businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.

The Durbin Amendment contained in the Dodd-Frank Act authorizes the FRB to issue regulations that set interchange fees which are "reasonable and proportional" to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin Amendment has impacted gross revenue by approximately US$50 - 60 million pre-tax per quarter, in line with expectations. For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking segment disclosure in the "Business Segment Analysis" section of this document. Additionally, changes to other consumer related laws and regulations could result in changes to fees we charge and product offerings.

As a result of the Bank's participation in the U.S. derivatives markets, the Bank will be required to register as a swap dealer with the CFTC on or before December 31, 2012. Upon registration, and when the rules come into effect, swap dealers will become subject to additional requirements, including, but not limited to, measures that require clearing and exchange trading of certain derivatives, new capital and margin requirements for certain market participants, new reporting requirements and new business conduct requirements for derivatives under the jurisdiction of CFTC. The ultimate impact of these regulations, including cross border implications, continues to remain uncertain but is not expected to be material to the Bank.

The FRB has proposed for comment a rulemaking that would implement enhanced prudential standards and early remediation provisions on systemically important financial institutions in the U.S. The rule would establish new requirements for risk-based capital, liquidity and liquidity standards, leverage limits, risk management and credit exposure reporting. If implemented as proposed, the rule would apply to the Bank's U.S. bank holding company but not to the Bank.

The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

- **Reported net income was $6,471 million, an increase of $426 million, or 7%, compared with last year.**
- **Adjusted net income was $7,075 million, an increase of $643 million, or 10%, compared with last year.**

Reported net income for the year was $6,471 million, an increase of $426 million, or 7%, compared with $6,045 million last year. Adjusted net income for the year was $7,075 million, an increase of $643 million, or 10%, compared with $6,432 million last year. The increase in adjusted net income was due to higher earnings in all segments. Canadian Personal and Commercial Banking net income increased primarily due to good volume growth, the acquisition of MBNA, higher fee income, a lower tax rate and an extra calendar day. U.S. Personal and Commercial Banking net income increased primarily due to strong loan and deposit volume growth and higher fee-based revenue, partially offset by higher expenses and the impact of the Durbin Amendment. Wholesale Banking net income increased due to stronger results in core businesses, partially offset by reduced security gains in the investment portfolio. Wealth and Insurance net income increased primarily due to growth in premiums and clients assets, the inclusion of MBNA and lower expenses, partially offset by unfavourable prior years claims development and lower trading volumes.

Reported diluted earnings per share for the year were $6.76 this year, a 5% increase, compared with $6.43 last year. Adjusted diluted earnings per share for the year were $7.42, an 8% increase, compared with $6.86 last year.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings

U.S. Personal and Commercial Banking earnings and the Bank's share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the year ended October 31, 2012, compared with last year, as shown in the table below.

TABLE 6 **IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS**

(millions of Canadian dollars)	2012 vs. 2011
U.S. Personal and Commercial Banking	
Increased total revenue – reported	**$ 108**
Increased total revenue – adjusted	**108**
Increased non-interest expenses – reported	**77**
Increased non-interest expenses – adjusted	**65**
Increased net income – reported, after tax	**19**
Increased net income – adjusted, after tax	**25**
TD Ameritrade	
Increased share of earnings, after tax	**$ 5**
Increase in basic earnings per share – reported	**$ 0.02**
Increase in basic earnings per share – adjusted	**$ 0.03**

FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW

- **Reported revenue was $23,122 million, an increase of $1,460 million, or 7%, compared with last year.**
- **Adjusted revenue was $23,253 million, an increase of $1,718 million, or 8%, compared with last year.**
- **Reported net interest income increased by $1,365 million, or 10%, compared with last year.**
- **Adjusted net interest income increased by $1,401 million, or 10%, compared with last year.**
- **Reported non-interest income increased by $95 million, or 1%, compared with last year.**
- **Adjusted non-interest income increased by $317 million, or 4%, compared with last year.**

NET INTEREST INCOME

Net interest income for the year on a reported basis was $15,026 million, an increase of $1,365 million, or 10%, compared with last year. On an adjusted basis, net interest income was $15,062 million, an increase of $1,401 million, or 10%, compared with last year. The increase in adjusted net interest income was driven primarily by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking net interest income increased primarily due to the inclusion of MBNA, organic volume growth and an additional calendar day, partially offset by lower margin on average earning assets. U.S. Personal and Commercial Banking net interest income increased mainly due to strong loan and deposit volume growth, partially offset by lower margin on average earning assets. Wholesale Banking net interest income increased largely due to higher trading-related revenue.

NET INTEREST INCOME
(millions of Canadian dollars)



NET INTEREST MARGIN

Net interest margin declined by 7 basis points (bps) in the year to 2.23% from 2.30% last year due to the low interest rate environment, product mix and competitive pricing.

TABLE 7 **NET INTEREST INCOME ON AVERAGE EARNING BALANCES**[1,2]

(millions of Canadian dollars, except as noted)	2012			2011		
	Average balance	**Interest**[3]	**Average rate**	Average balance	Interest[3]	Average rate
Interest-earning assets						
Interest-bearing deposits with Banks						
Canada	**$ 8,950**	**$ 41**	**0.46%**	$ 5,580	$ 52	0.93%
U.S.	**13,580**	**42**	**0.31**	13,438	316	2.35
Securities						
Trading						
Canada	**48,342**	**1,332**	**2.76**	40,561	1,129	2.78
U.S.	**13,201**	**231**	**1.75**	8,948	148	1.65
Non-trading						
Canada	**18,855**	**288**	**1.53**	16,157	212	1.31
U.S.	**66,089**	**1,671**	**2.53**	61,497	1,299	2.11
Securities purchased under reverse repurchase agreements						
Canada	**25,944**	**249**	**0.96**	22,145	193	0.87
U.S.	**27,025**	**90**	**0.33**	24,016	77	0.32
Loans						
Mortgages[4]						
Canada	**163,016**	**5,141**	**3.15**	145,052	5,040	3.47
U.S.	**36,910**	**1,671**	**4.53**	32,947	1,524	4.63
Consumer instalment and other personal						
Canada	**93,622**	**5,270**	**5.63**	93,667	5,348	5.71
U.S.	**22,568**	**1,018**	**4.51**	17,288	864	5.00
Credit card						
Canada	**14,128**	**1,699**	**12.03**	8,139	965	11.86
U.S.	**1,043**	**124**	**11.89**	855	109	12.75
Business and government[4]						
Canada	**32,287**	**1,111**	**3.44**	26,412	1,045	3.96
U.S.	**29,451**	**1,362**	**4.62**	25,295	1,525	6.03
International	**59,101**	**898**	**1.52**	51,144	1,063	2.08
Total Interest-earning assets	**$ 674,112**	**$ 22,238**	**3.30%**	$ 593,141	$ 20,909	3.53%
Interest-bearing liabilities						
Deposits						
Personal						
Canada	**$ 160,947**	**$ 1,819**	**1.13%**	$ 150,802	$ 1,886	1.25%
U.S.	**119,605**	**264**	**0.22**	102,345	254	0.25
Banks						
Canada	**4,984**	**28**	**0.56**	3,983	27	0.68
U.S.	**5,278**	**10**	**0.19**	5,622	12	0.21
Business and government[5,6]						
Canada	**113,066**	**1,303**	**1.15**	89,675	1,046	1.17
U.S.	**88,962**	**1,226**	**1.38**	78,879	1,150	1.46
Subordinated notes and debentures	**11,509**	**612**	**5.32**	12,403	663	5.35
Obligations related to securities sold short and under repurchase agreements						
Canada	**37,875**	**432**	**1.14**	26,333	367	1.39
U.S.	**30,161**	**96**	**0.32**	23,797	71	0.30
Liabilities for preferred shares and capital trust securities	**2,253**	**174**	**7.72**	2,811	208	7.40
Securitization liabilities[7]	**53,032**	**1,026**	**1.93**	52,823	1,235	2.34
Other liabilities[8]						
Canada	**5,523**	**78**	**1.41**	6,185	89	1.44
International	**17,964**	**144**	**0.80**	17,848	240	1.34
Total interest-bearing liabilities	**$ 651,159**	**$ 7,212**	**1.11%**	$ 573,506	$ 7,248	1.26%
Total net interest income on average earning assets	**$ 674,112**	**$ 15,026**	**2.23%**	$ 593,141	$ 13,661	2.30%

[1] Net interest income includes dividends on securities.
[2] Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
[3] Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
[4] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $25 million (2011 – $259 million) and amortized cost of $25 million (2011 – $253 million), and loans designated at fair value through profit or loss of $13 million (2011 – $14 million) and amortized cost of nil (2011 – $5 million).
[5] Includes trading deposits with a fair value of $38,774 million (2011 – $29,613 million).
[6] Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts of $834 million (2011 – $762 million).
[7] Includes securitization liabilities designated at fair value through profit or loss of $25,324 million (2011 – $27,725 million) and related amortized cost of $24,600 million (2011– $26,578 million). Also includes securitization liabilities at amortized cost of $25,224 million (2011 – $25,133 million).
[8] Other liabilities includes asset-backed commercial paper and term notes with an amortized cost of $4.6 billion (2011 – $5.1 billion).

The table below presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/interest rate variance have been allocated to average interest rate.

TABLE 8 **ANALYSIS OF CHANGE IN NET INTEREST INCOME**[1,2]

(millions of Canadian dollars)	2012 vs. 2011		
	Favourable (unfavourable) due to change in		
	Average volume	Average rate	Net change
Interest-earning assets			
Interest-bearing deposits with banks			
Canada	$ 32	$ (43)	$ (11)
U.S.	3	(277)	(274)
Securities			
Trading			
Canada	216	(13)	203
U.S.	70	13	83
Non-trading			
Canada	36	40	76
U.S.	97	275	372
Securities purchased under reverse repurchase agreements			
Canada	33	23	56
U.S.	10	3	13
Loans			
Mortgages[3]			
Canada	624	(523)	101
U.S.	183	(36)	147
Consumer instalment and other personal			
Canada	(2)	(76)	(78)
U.S.	264	(110)	154
Credit card			
Canada	710	24	734
U.S.	24	(9)	15
Business and government[3]			
Canada	233	(167)	66
U.S.	251	(414)	(163)
International	91	(256)	(165)
Total Interest-earning assets	$ 2,875	$ (1,546)	$ 1,329
Interest-bearing liabilities			
Deposits			
Personal			
Canada	$ (127)	$ 194	$ 67
U.S.	(43)	33	(10)
Banks			
Canada	(6)	5	(1)
U.S.	1	1	2
Business and government[4,5]			
Canada	(274)	17	(257)
U.S.	(147)	71	(76)
Subordinated notes and debentures	48	3	51
Obligations related to securities sold short and under repurchase agreements			
Canada	(161)	96	(65)
U.S.	(19)	(6)	(25)
Liabilities for preferred shares and capital trust securities	41	(7)	34
Securitization liabilities[6]	(5)	214	209
Other liabilities[7]			
Canada	10	1	11
International	4	92	96
Total interest-bearing liabilities	$ (678)	$ 714	$ 36
Total net interest income on average earning assets	$ 2,197	$ (832)	$ 1,365

[1] Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
[2] Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
[3] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $25 million (2011 – $259 million) and amortized cost of $25 million (2011 – $253 million), and loans designated at fair value through profit or loss of $13 million (2011 – $14 million) and amortized cost of nil (2011 – $5 million).
[4] Includes trading deposits with a fair value of $38,774 million (2011 – $29,613 million).
[5] Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts of $834 million (2011 – $762 million).
[6] Includes securitization liabilities designated at fair value through profit or loss of $25,324 million (2011 – $27,725 million) and related amortized cost of $24,600 million (2011 – $26,578 million). Also includes securitization liabilities at amortized cost of $25,224 million (2011 – $25,133 million).
[7] Other liabilities includes asset-backed commercial paper and term notes with an amortized cost of $4.6 billion (2011 – $5.1 billion).

NON-INTEREST INCOME

Non-interest income for the year on a reported basis was $8,096 million, an increase of $95 million, or 1%, compared with last year. Adjusted non-interest income for the year was $8,189 million, an increase of $317 million, or 4%, compared with last year. The increase in adjusted non-interest income was primarily driven by increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, partially offset by a decline in Wealth and Insurance. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher transaction volumes, the contribution from MBNA and fee repricing. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and gains on sales of securities, partially offset by the impact of the Durbin Amendment and the anticipated run-off in legacy Chrysler Financial revenue. Wealth and Insurance non-interest income decreased primarily due to unfavourable prior years claims development in the Ontario auto market and weather-related events in the Insurance business and lower trading revenue in the Wealth business, partially offset by strong premium growth and the inclusion of MBNA in the Insurance business and higher fee-based revenue from higher client assets in the Wealth business.

TABLE 9 **NON-INTEREST INCOME**

(millions of Canadian dollars)			2012 vs. 2011
	2012	2011	**% change**
Investment and securities services			
TD Waterhouse fees and commissions	**$ 384**	$ 459	**(16.3)%**
Full-service brokerage and other securities services	**562**	631	**(10.9)**
Underwriting and advisory	**437**	378	**15.6**
Investment management fees	**241**	215	**12.1**
Mutual funds management	**997**	941	**6.0**
Total investment and securities services	**2,621**	2,624	**(0.1)**
Credit fees	**745**	671	**11.0**
Net gains (losses) from available-for-sale securities	**373**	393	**(5.1)**
Trading income (loss)	**(41)**	(127)	**67.7**
Service charges	**1,775**	1,602	**10.8**
Card services	**1,039**	959	**8.3**
Insurance revenue, net of claims and related expenses[1]	**1,113**	1,167	**(4.6)**
Trust fees	**149**	154	**(3.2)**
Other income (loss)	**322**	558	**(42.3)**
Total	**$ 8,096**	$ 8,001	**1.2%**

[1] The results of the Bank's Insurance business within Wealth and Insurance include both insurance revenue, net of claims and related expenses and the income from investments that fund policy liabilities which are designated at fair value through profit or loss within the Bank's property and casualty insurance subsidiaries.

TRADING-RELATED INCOME

Trading-related income is the total of net interest income on trading positions, trading income which includes income from trading loans, and income from loans designated at fair value through profit or loss that are managed within a trading portfolio. Trading-related income increased by $324 million, or 47% from 2011. The increase was primarily in interest rate and credit portfolios and equity and other portfolios, partially offset by a decrease in foreign exchange compared to the prior year. The trading environment for interest rate and credit trading improved on tighter spreads and increased client activity in 2012.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank's trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 10 **TRADING-RELATED INCOME**

(millions of Canadian dollars)	**2012**	2011
Net interest income	**$ 1,050**	$ 818
Trading income (loss)	**(41)**	(127)
Financial assets and liabilities designated at fair value through profit or loss[1]	**10**	4
Total trading-related income (loss)	**$ 1,019**	$ 695
By product		
Interest rate and credit portfolios	**$ 534**	$ 212
Foreign exchange portfolios	**374**	428
Equity and other portfolios	**101**	51
Financial assets and liabilities designated at fair value through profit or loss[1]	**10**	4
Total trading-related income (loss)	**$ 1,019**	$ 695

[1] Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

- **Reported non-interest expenses were $13,998 million, an increase of $951 million, or 7%, compared with last year.**
- **Adjusted non-interest expenses were $13,162 million, an increase of $789 million, or 6%, compared with last year.**
- **Reported efficiency ratio worsened to 60.5% compared with 60.2% last year.**
- **Adjusted efficiency ratio improved to 56.6% compared with 57.5% last year.**

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $13,998 million, an increase of $951 million, or 7%, compared with last year. Adjusted non-interest expenses were $13,162 million, an increase of $789 million, or 6%, compared with last year. The increase in adjusted non-interest expenses was driven by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking expenses increased primarily due to the acquisition of MBNA Canada's credit card portfolio, higher employee-related costs, business initiatives and volume growth. U.S. Personal and Commercial Banking expenses increased due to investments in new stores and infrastructure, the Chrysler Financial acquisition and economic and regulatory factors. Wholesale Banking expenses increased primarily due to legal provisions in the current year and higher variable compensation commensurate with improved revenue.

EFFICIENCY RATIO

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio worsened to 60.5%, compared with 60.2% last year. The adjusted efficiency ratio improved to 56.6%, compared with 57.5% last year. The Bank's adjusted efficiency ratio improved from last year, primarily due to improved efficiency in Canadian Personal and Commercial Banking.



TABLE 11 NON-INTEREST EXPENSES AND EFFICIENCY RATIO			
(millions of Canadian dollars, except as noted)			2012 vs. 2011
	2012	2011	**% change**
Salaries and employee benefits			
Salaries	**$ 4,647**	$ 4,319	**7.6**
Incentive compensation	**1,561**	1,448	**7.8**
Pension and other employee benefits	**1,033**	962	**7.4**
Total salaries and employee benefits	**7,241**	6,729	**7.6**
Occupancy			
Rent	**704**	659	**6.8**
Depreciation	**324**	306	**5.9**
Property tax	**57**	56	**1.8**
Other	**289**	264	**9.5**
Total occupancy	**1,374**	1,285	**6.9**
Equipment			
Rent	**210**	218	**(3.7)**
Depreciation	**184**	161	**14.3**
Other	**431**	422	**2.1**
Total equipment	**825**	801	**3.0**
Amortization of other intangibles	**477**	657	**(27.4)**
Marketing and business development	**668**	593	**12.6**
Brokerage-related fees	**296**	320	**(7.5)**
Professional and advisory services	**925**	944	**(2.0)**
Communications	**282**	271	**4.1**
Other expenses			
Capital and business taxes	**149**	154	**(3.2)**
Postage	**196**	177	**10.7**
Travel and relocation	**175**	172	**1.7**
Other	**1,390**	944	**47.2**
Total other expenses	**1,910**	1,447	**32.0**
Total expenses	**$ 13,998**	$ 13,047	**7.3**
Efficiency ratio – reported	**60.5%**	60.2%	**30bps**
Efficiency ratio – adjusted	**56.6**	57.5	**(90)**

Taxes

Reported total income and other taxes decreased by $204 million, or 9%, from 2011. Income tax expense, on a reported basis, was down $234 million, or 18%, from 2011. Other taxes were up $30 million, or 3%, from 2011. Adjusted total income and other taxes were down $111 million, or 4%, from 2011. Total income tax expense, on an adjusted basis, was down $141 million, or 9%, from 2011.

The Bank's effective income tax rate on a reported basis was 14.9% for 2012, compared with 18.6% in 2011. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate and higher tax exempt dividend income from taxable Canadian corporations.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $131 million in the year, compared to $148 million in 2011, is not part of the Bank's tax rate reconciliation.

TABLE 12 TAXES

(millions of Canadian dollars, except as noted)		2012		2011
Income taxes at Canadian statutory income tax rate	**$ 1,938**	**26.4%**	$ 2,005	28.1%
Increase (decrease) resulting from:				
Dividends received	**(262)**	**(3.6)**	(214)	(3.0)
Rate differentials on international operations	**(481)**	**(6.6)**	(468)	(6.6)
Future federal and provincial tax rate changes	**(18)**	**(0.2)**	–	–
Other	**(85)**	**(1.1)**	3	0.1
Provision for income taxes and effective income tax rate – reported	**$ 1,092**	**14.9%**	$ 1,326	18.6%

The Bank's adjusted effective tax rate was 17.1% for 2012, compared with 20.1% in 2011. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate and higher tax exempt dividend income from taxable Canadian corporations.

TABLE 13 NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES

(millions of Canadian dollars, except as noted)	2012	2011
Provision for income taxes – reported	**$ 1,092**	$ 1,326
Adjustments for items of note: Recovery of (provision for) incomes taxes[1,2]		
Amortization of intangibles	**96**	164
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**–**	(30)
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	**2**	59
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**2**	(6)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	**10**	32
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	**36**	–
Litigation reserve	**165**	–
Reduction of allowance for incurred but not identified credit losses	**(42)**	–
Positive impact due to changes in statutory income tax rates	**18**	–
Impact of Superstorm Sandy	**25**	–
Total adjustments for items of note	**312**	219
Provision for income taxes – adjusted	**1,404**	1,545
Other taxes		
Payroll	**383**	367
Capital and premium	**141**	147
GST, HST and provincial sales	**352**	339
Municipal and business	**156**	149
Total other taxes	**1,032**	1,002
Total taxes – adjusted	**$ 2,436**	$ 2,547
Effective income tax rate – adjusted[3]	**17.1%**	20.1%

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[2] The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.

[3] Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Quarterly Financial Information

FOURTH QUARTER 2012 PERFORMANCE SUMMARY

Reported net income for the quarter was $1,597 million, an increase of $8 million, compared with the fourth quarter last year. Adjusted net income for the quarter was $1,757 million, an increase of $101 million, or 6%, compared with the fourth quarter last year. Reported diluted earnings per share for the quarter were $1.66, compared with $1.68 in the fourth quarter last year. Adjusted diluted earnings per share for the quarter were $1.83, compared with $1.75 in the fourth quarter last year.

Revenue for the quarter was $5,889 million, an increase of $226 million, or 4%, on a reported basis, and $5,926 million on an adjusted basis, an increase of $300 million, or 5%, compared with the fourth quarter last year. The increase in adjusted revenue was driven by increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, partially offset by a decrease in Wealth and Insurance. Canadian Personal and Commercial Banking revenue increased primarily due to portfolio volume growth and the addition of MBNA, partially offset by lower margin on average earning assets. U.S. Personal and Commercial Banking revenue increased primarily due to strong organic growth and gains on sales of securities, partially offset by the impact of the Durbin Amendment, lower margin on average earning assets and anticipated run-off in legacy Chrysler Financial revenue. Wealth and Insurance revenue decreased mainly due to unfavourable prior years claims development in the Ontario auto market and weather-related events in the Insurance business.

Provision for credit losses for the quarter were $565 million, an increase of $225 million, or 66%, on a reported basis, and $511 million on an adjusted basis, an increase of $171 million, or 50%, compared with the fourth quarter last year. The increase was primarily driven by an increase in Canadian Personal and Commercial Banking due to the acquisition of MBNA Canada's credit card portfolio and an increase in U.S. Personal and Commercial Banking driven by the impact of new regulatory guidance on loans discharged in bankruptcies and timing of the acquired credit-impaired portfolio PCL.

Non-interest expenses for the quarter were $3,606 million, an increase of $118 million, or 3%, on a reported basis, and $3,493 million on an adjusted basis, an increase of $149 million, or 4%, compared with the fourth quarter last year. The increase in adjusted non-interest expenses was primarily driven by an increase in Canadian Personal and Commercial Banking, partially offset by decreases in the U.S. Personal and Commercial Banking and Wholesale Banking segments. Canadian Personal and Commercial Banking expenses increased primarily due to the acquisition of MBNA Canada's credit card portfolio, volume growth and investment in business initiatives. U.S. Personal and Commercial Banking expenses decreased due to elevated legal expenses in the prior year. Wholesale Banking expenses declined due to lower infrastructure costs and legal provisions.

The Bank's reported effective tax rate was 10.4% for the quarter, compared with 16.9% in the same quarter last year. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate and higher tax exempt dividend income from taxable Canadian corporations. The Bank's adjusted effective tax rate was 12.3% for the quarter, compared with 18.7% in the same quarter last year. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate and higher tax exempt dividend income from taxable Canadian corporations.

QUARTERLY TREND ANALYSIS

The Bank has had strong underlying adjusted earnings growth over the past eight quarters. Canadian Personal and Commercial Banking earnings have been solid with good loan and deposit volume growth and the acquisition of MBNA Canada's credit card portfolio, partially offset by lower margins. U.S. Personal and Commercial Banking earnings have benefited from strong organic loan and deposit volume growth, partially offset by lower margins and the challenging regulatory environment. After a strong 2011, Wealth and Insurance earnings have been challenged in 2012 as growth in client assets and increased premium revenue was partially offset by lower trading volumes, unfavourable prior years claims development and the challenges of unpredictable weather conditions. The earnings contribution from the Bank's reported investment in TD Ameritrade was relatively stable over the past two years. Wholesale Banking earnings have been trending positively despite the low interest rate and low volatility environment. Strong results in core businesses in 2012 elevated earnings above 2011 levels.

The Bank's earnings have seasonal impacts, principally the second quarter being affected by fewer business days.

The Bank's earnings are also impacted by market-driven events and changes in foreign exchange rates.

TABLE 14 **QUARTERLY RESULTS**

(millions of Canadian dollars)								*For the three months ended*
				2012				2011
	Oct. 31	**July 31**	**Apr. 30**	**Jan. 31**	Oct. 31	July 31	Apr. 30	Jan. 31
Net interest income	**$ 3,842**	**$ 3,817**	**$ 3,680**	**$ 3,687**	$ 3,532	$ 3,514	$ 3,259	$ 3,356
Non-interest income	**2,047**	**2,024**	**2,070**	**1,955**	2,131	1,870	1,897	2,103
Total revenue	**5,889**	**5,841**	**5,750**	**5,642**	5,663	5,384	5,156	5,459
Provision for credit losses	**565**	**438**	**388**	**404**	340	380	349	421
Non-interest expenses	**3,606**	**3,471**	**3,372**	**3,549**	3,488	3,206	3,163	3,190
Provision for (recovery of) income taxes	**178**	**291**	**351**	**272**	310	367	306	343
Equity in net income of an investment in associate, net of income taxes	**57**	**62**	**54**	**61**	64	59	66	57
Net income – reported	**1,597**	**1,703**	**1,693**	**1,478**	1,589	1,490	1,404	1,562
Adjustments for items of note, net of income taxes[1]								
Amortization of intangibles	**60**	**59**	**59**	**60**	95	94	99	103
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**35**	**–**	**9**	**45**	(37)	(9)	(7)	(75)
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	**–**	**–**	**–**	**9**	(1)	39	20	24
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	**(2)**	**1**	**1**	(9)	(5)	(2)	3
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	**3**	**6**	**3**	**5**	19	26	10	–
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	**25**	**25**	**30**	**24**	–	–	–	–
Litigation reserve	**–**	**77**	**–**	**171**	–	–	–	–
Reduction of allowance for incurred but not identified credit losses	**–**	**(30)**	**(59)**	**(31)**	–	–	–	–
Positive impact due to changes in statutory income tax rates	**–**	**(18)**	**–**	**–**	–	–	–	–
Impact of Superstorm Sandy	**37**	**–**	**–**	**–**	–	–	–	–
Total adjustments for items of note	**160**	**117**	**43**	**284**	67	145	120	55
Net income – adjusted	**1,757**	**1,820**	**1,736**	**1,762**	1,656	1,635	1,524	1,617
Preferred dividends	**49**	**49**	**49**	**49**	48	43	40	49
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	**1,708**	**1,771**	**1,687**	**1,713**	1,608	1,592	1,484	1,568
Attributable to:								
Non-controlling interests – adjusted	**26**	**26**	**26**	**26**	26	27	25	26
Common shareholders – adjusted	**$ 1,682**	**$ 1,745**	**$ 1,661**	**$ 1,687**	$ 1,582	$ 1,565	$ 1,459	$ 1,542
(Canadian dollars, except as noted)								
Basic earnings per share								
Reported	**$ 1.67**	**$ 1.79**	**$ 1.79**	**$ 1.56**	$ 1.70	$ 1.60	$ 1.52	$ 1.69
Adjusted	**1.84**	**1.92**	**1.84**	**1.87**	1.77	1.77	1.65	1.75
Diluted earnings per share								
Reported	**1.66**	**1.78**	**1.78**	**1.55**	1.68	1.58	1.50	1.67
Adjusted	**1.83**	**1.91**	**1.82**	**1.86**	1.75	1.75	1.63	1.73
Return on common equity – reported	**14.0%**	**15.3%**	**16.2%**	**14.0%**	15.8%	16.1%	16.1%	17.1%
Return on common equity – adjusted	**15.5%**	**16.4%**	**16.6%**	**16.8%**	16.5%	17.7%	17.6%	17.7%
(billions of Canadian dollars)								
Average earning assets	**$ 689**	**$ 681**	**$ 667**	**$ 660**	$ 625	$ 598	$ 580	$ 570
Net interest margin as a percentage of average earning assets	**2.22%**	**2.23%**	**2.25%**	**2.22%**	2.24%	2.33%	2.30%	2.34%

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises Canadian personal and business banking, TD Auto Finance Canada, as well as the Canadian credit card business. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to nearly 13 million customers through its network of 1,168 branches, more than 2,800 automated banking machines, telephone and internet banking. TD Commercial Banking serves the unique needs of medium and large Canadian businesses by offering a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day banking needs. TD Auto Finance provides flexible financing options to customers at point-of-sale for automotive and recreational vehicle purchases through our auto dealer network. TD Credit Card businesses, which includes VISA and the credit card portfolio of MBNA Canada, provides an attractive line-up of credit cards including co-branded and affinity credit card programs to meet the unique needs of the customers.

TD Wealth and Insurance comprises our TD Wealth Management and Insurance businesses globally, including operations in Canada, the U.S. and Europe. TD Wealth offers a wide range of wealth products and services to a large and diverse set of retail and institutional clients in Canada, the U.S. and Europe. TD Wealth consists of Direct Investing, Advice-based, and Asset Management businesses. Each of these businesses is focused on providing an exceptional client experience aligned with the TD brand.

In the global Direct Investing business, TD has a leading market share, providing a full set of offerings to personal and institutional clients in Canada and the U.K. In the U.S., TD has an investment in TD Ameritrade, which is the industry-leader in direct investing as measured by average trades per day. TD's North American Advice-based business includes financial planning, full service brokerage, private banking and private investment counsel. In each case, TD's Advice-based business is focused on delivering a value proposition that is matched to our clients' needs and delivered in an integrated fashion. TD Asset Management (TDAM) is a leading North American investment manager comprising both retail (e.g. mutual fund) and institutional capabilities. Our institutional clients include leading pension funds, corporations, endowments and foundations in Canada.

TD Insurance offers a broad range of insurance products to Canadians exclusively through growing direct to consumer distribution channels such as phone and online. TD insurance has a significant home and auto insurance business and enjoys the number one direct writer position and number two position in the personal lines market in Canada. TD Insurance offers authorized credit protection products to over 3 million TD Canada Trust lending customers, and also sells travel, life and health insurance. TD Insurance also has a niche international reinsurance business.

U.S. Personal and Commercial Banking comprises the Bank's retail and commercial banking operations in the U.S. operating under the brand TD Bank, America's Most Convenient Bank. The retail operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,315 stores located along the east coast from Maine-to-Florida, telephone, mobile and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs.

Wholesale Banking provides a wide range of capital markets and investment banking products and services including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD's strategy, providing market access to TD's wealth and retail operations and providing wholesale banking solutions to our partners and their customers.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes the impact of treasury and balance sheet management activities, general provision for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

Effective December 1, 2011, results of the acquisition of the MBNA Canada credit card portfolio are reported primarily in the Canadian Personal and Commercial Banking and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported in Canadian Personal and Commercial Banking.

The results of TD Auto Finance Canada are reported in Canadian Personal and Commercial Banking. The results of TD Auto Finance U.S. are reported in U.S. Personal and Commercial Banking. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition are reported in the Corporate segment.

Effective the first quarter of 2012, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards to the Group Head, Wealth Management, Insurance and Corporate Shared Services. The Bank has updated and reclassified the corresponding segment reporting results retroactively for 2011 for comparative purposes in its 2012 reporting.

Effective November 1, 2011, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the "How the Bank Reports" section in the MD&A. For information concerning the Bank's measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the "Economic Profit and Return on Common Equity" section. Segmented information also appears in Note 28 to the 2012 Consolidated Financial Statements.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $327 million, compared with $311 million last year.

As noted in Note 8 to the 2012 Consolidated Financial Statements, the Bank continues to securitize retail loans and receivables, however under IFRS, the majority of these loans and receivables remain on-balance sheet.

The "Business Outlook and Focus for 2013" section for each segment, provided on the following pages, is based on the Bank's views and the actual "Economic Summary and Outlook" section and the outcome may be materially different. For more information, see the "Caution Regarding Forward-Looking Statements" section and the "Risk Factors That May Affect Future Results" section.

TABLE 15 **RESULTS BY SEGMENT**

(millions of Canadian dollars)	Canadian Personal and Commercial Banking[1]		Wealth and Insurance[1]		U.S. Personal and Commercial Banking		Wholesale Banking		Corporate		Total	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
Net interest income (loss)	**$ 8,023**	$ 7,190	**$ 583**	$ 542	**$ 4,663**	$ 4,392	**$ 1,805**	$ 1,659	**$ (48)**	$ (122)	**$ 15,026**	$ 13,661
Non-interest income (loss)	**2,629**	2,342	**3,436**	3,498	**1,468**	1,342	**849**	837	**(286)**	(18)	**8,096**	8,001
Provision for (reversal of) credit losses	**1,151**	824	**–**	–	**779**	687	**47**	22	**(182)**	(43)	**1,795**	1,490
Non-interest expenses	**4,988**	4,433	**2,600**	2,616	**4,125**	3,593	**1,570**	1,468	**715**	937	**13,998**	13,047
Income (loss) before provision for income taxes	**4,513**	4,275	**1,419**	1,424	**1,227**	1,454	**1,037**	1,006	**(867)**	(1,034)	**7,329**	7,125
Provision for (recovery of) income taxes	**1,209**	1,224	**261**	317	**99**	266	**157**	191	**(634)**	(672)	**1,092**	1,326
Equity in net income of an investment in associate, net of income taxes	**–**	–	**209**	207	**–**	–	**–**	–	**25**	39	**234**	246
Net income (loss) – reported	**3,304**	3,051	**1,367**	1,314	**1,128**	1,188	**880**	815	**(208)**	(323)	**6,471**	6,045
Adjustments for items of note, net of income taxes[2]												
Amortization of intangibles	**–**	–	**–**	–	**–**	–	**–**	–	**238**	391	**238**	391
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**–**	–	**–**	–	**–**	–	**–**	–	**89**	(128)	**89**	(128)
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	**–**	–	**–**	–	**9**	82	**–**	–	**–**	–	**9**	82
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(13)	**–**	(13)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	**–**	–	**–**	–	**–**	–	**–**	–	**17**	55	**17**	55
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	**104**	–	**–**	–	**–**	–	**–**	–	**–**	–	**104**	–
Litigation reserve	**–**	–	**–**	–	**248**	–	**–**	–	**–**	–	**248**	–
Adjustments to the allowance for incurred but not identified credit losses	**–**	–	**–**	–	**–**	–	**–**	–	**(120)**	–	**(120)**	–
Positive impact due to changes in statutory income tax rates	**–**	–	**–**	–	**–**	–	**–**	–	**(18)**	–	**(18)**	–
Impact of Superstorm Sandy	**–**	–	**–**	–	**37**	–	**–**	–	**–**	–	**37**	–
Total adjustments for items of note	**104**	–	**–**	–	**294**	82	**–**	–	**206**	305	**604**	387
Net income (loss) – adjusted	**$ 3,408**	$ 3,051	**$ 1,367**	$ 1,314	**$ 1,422**	$ 1,270	**$ 880**	$ 815	**$ (2)**	$ (18)	**$ 7,075**	$ 6,432
(billions of Canadian dollars)												
Average common equity[3]	**$ 7.7**	$ 8.3	**$ 6.6**	$ 5.2	**$ 17.6**	$ 16.2	**$ 4.1**	$ 3.4	**$ 5.5**	$ 2.5	**$ 41.5**	$ 35.6
Risk-weighted assets[4]	**78**	73	**9**	9	**111**	98	**43**	35	**5**	4	**246**	219

[1] Effective the first quarter of 2012, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been retrospectively reclassified.

[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[3] Effective Q1 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments now reflect a return on common equity methodology and not return on invested capital which was reported previously. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

[4] Prior to Q1 2012, the amounts were calculated based on Canadian GAAP.

ECONOMIC SUMMARY AND OUTLOOK

The Canadian economy has recently suffered a slowdown in growth. After expanding at an average pace of only 1.8% per quarter on an annualized basis over the first half of the year, real GDP growth cooled to a mere 0.6% (annualized) in the third quarter of 2012. Exports continued to struggle in the July–September period, declining by a significant 8%; its largest quarterly setback since the recession. Business investment also dropped during the period. Although consumer spending rebounded, it only managed to bring the average gain recorded since the start of the year to a muted 2%. In addition to elevated debt levels, households have faced a slowing pace of hiring in recent months. In the first half of the year, the six-month moving average level of job growth had hovered around 25,000 per month. That has since been halved to just 12,000 as of October.

Much of Canada's recent economic malaise has been international in nature. The recession in the European Union and slowdown in China have been factors holding back Canadian manufacturing exports. Meanwhile, uncertainty over the U.S. fiscal cliff has put a substantial dent in both consumer and business confidence stateside. With the U.S. general elections now over, negotiations can now begin on averting what could potentially push the U.S. (and possibly Canada) back into recession. We anticipate that a compromise will be made ahead of the January 2013 deadline and that a combination of tax increases and spending cuts should reduce U.S. real GDP growth by approximately 1.5 percentage points in 2013.

In turn, this should decrease Canadian economic growth by approximately 0.5 to 0.7 percentage points. However, a resolution will contribute greatly to improvements in both consumer and business sentiment and should help both economies return to a stronger pace of economic growth as 2013 progresses. In Canada, the export sector is likely to add modestly to economic growth in the months ahead, while consumers are expected to continue spending, albeit in a restrained manner. Business investment should improve going forward, supported by a continued low level of interest rates which we expect to persist over the medium term. The housing market has begun pulling back with home prices declining modestly over the last few months. We anticipate a price adjustment of around 10% over the next 2 to 3 years, although the profile over that time period could be uneven, with periods of weakness followed by small rebounds, and vice-versa. Ultimately, we anticipate real GDP growth to return to a healthier 2% pace by the end of the year, with the unemployment rate gradually trending lower in the quarters ahead.

There are several downside risks that TD Economics highlights. While the European Union has made significant progress towards containing its crisis, many hurdles lie ahead and the region's troubles will continue to hang over the global economy. In the U.S., an agreement to avert the fiscal cliff to deal with the longer-term deficit challenge is not assured. Lastly, household debt in Canada remains the biggest domestic challenge. Progress has been made in slowing the pace of debt accumulation among households; however, it still exceeds the pace of income growth, suggesting that we could still see some further rise in the debt-to-income ratio from its current record level. In turn, the eventual normalization in interest rates could potentially lead to a more significant slowdown in housing and economic activity than we currently anticipate.

NET INCOME – REPORTED BY BUSINESS SEGMENT
(as a percentage of total net income)



NET INCOME – ADJUSTED BY BUSINESS SEGMENT
(as a percentage of total net income)



- Canadian Personal and Commercial Banking
- Wealth and Insurance
- U.S. Personal and Commercial Banking
- Wholesale Banking

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking businesses in Canada, TD Auto Finance Canada and Canadian credit cards. Canadian Personal and Commercial Banking provides a full range of financial products and services to nearly 13 million customers.

$3,304 Reported $3,408 Adjusted

NET INCOME
(millions of Canadian dollars)



46.8% Reported 45.7% Adjusted

EFFICIENCY RATIO
(percent)



TABLE 16 REVENUE

(millions of Canadian dollars)	2012	2011
Consumer lending	$ 3,594	$ 2,627
Real estate secured lending	1,901	1,946
Personal deposits	2,809	2,753
Business banking	2,170	2,060
Other[1]	178	146
Total	**$ 10,652**	$ 9,532

[1] Other revenue includes internal commissions on sales of mutual funds and other Wealth and Insurance products, and other branch services.

BUSINESS HIGHLIGHTS

- **Achieved record adjusted earnings of $3,408 million, an increase of 12% from 2011, and record annual adjusted efficiency ratio of 45.7%, in a challenging operating environment.**
- **Successfully closed acquisition of MBNA, which made a strong contribution to Canadian Personal and Business Banking earnings.**
- **Strong deposit volume growth supported by the successful launch of the new Investment Savings account.**
- **Business Banking generated strong volume growth of 14% and launched two new products – Dealer Floor Plan Financing and Equipment Financing.**
- **Held the #1 position in personal deposit market share and the #2 position in personal loan market share.**
- **Continued to invest in growing the franchise and convenience by opening 24 new branches in 2012 and adding branch hours.**
- **Achieved external recognition as an industry leader in customer service excellence with distinctions that included the following:**
  - **Ranked highest in customer satisfaction among the five major Canadian banks for the seventh consecutive year by J.D. Power and Associates, a global marketing information services firm. 2012 Canadian Retail Banking Customer Satisfaction Study represented responses from nearly 12,000 customers, fielded in February and May 2012 by J.D. Power and Associates. TD Canada Trust set the highest benchmark scores across seven major drivers of customer satisfaction: account activities, account information, facilities, product offerings, fees, financial advisor, and problem resolution.**
  - **TD Canada Trust earned the #1 spot in "Customer Service Excellence" among the five major Canadian banks for the eighth consecutive year according to global market research firm Ipsos. The Ipsos 2012 Best Banking Awards, previously known as Synovate Best Banking Awards were based on survey responses from 43,202 households for the year ended August 2012, regionally and demographically representative of the Canadian population.**

CHALLENGES IN 2012

- **Low interest rate environment led to additional pressure on margins.**
- **Heightened competition from the major Canadian banks and other competitors.**
- **Slowing retail loan growth due to weak economic growth, rising consumer debt levels and new mortgage regulation.**

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks as well as some strong regional players. The increased competition makes it difficult to sustain market share gains and distinctive competitive advantage over the long term. Continued success depends upon delivering outstanding customer service and convenience, disciplined risk management practices, and expense management.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Personal and Commercial Banking is to:

- Integrate the comfortable customer experience into everything we do.
- Be recognized as an extraordinary place to work.
- Build on the momentum of higher growth businesses.
- Make the customer and employee experience simple, fast and easy to drive efficiency.
- Invest in the future to deliver top tier earnings performance consistently.

TABLE 17 CANADIAN PERSONAL AND COMMERCIAL BANKING[1]

(millions of Canadian dollars, except as noted)	2012	2011
Net interest income	**$ 8,023**	$ 7,190
Non-interest income	**2,629**	2,342
Total revenue – reported	**10,652**	9,532
Total revenue – adjusted	**10,688**	9,532
Provision for credit losses	**1,151**	824
Non-interest expenses – reported	**4,988**	4,433
Non-interest expenses – adjusted	**4,884**	4,433
Net income – reported	**$ 3,304**	$ 3,051
Adjustments for items of note, net of income taxes[2]		
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	**104**	–
Net income – adjusted	**$ 3,408**	$ 3,051
Selected volumes and ratios		
Return on common equity – reported[3]	**42.9%**	36.9%
Return on common equity – adjusted[3]	**44.2%**	36.9%
Margin on average earning assets (including securitized assets) – reported	**2.82%**	2.76%
Margin on average earning assets (including securitized assets) – adjusted	**2.84%**	2.76%
Efficiency ratio – reported	**46.8%**	46.5%
Efficiency ratio – adjusted	**45.7%**	46.5%
Number of Canadian retail stores	**1,168**	1,150
Average number of full-time equivalent staff	**30,354**	29,815

[1] Effective November 1, 2011, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been restated accordingly.

[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3] Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial Banking reported net income for the year of $3,304 million, an increase of $253 million, or 8%, compared with last year. Adjusted net income for the year was $3,408 million, an increase of $357 million, or 12%, compared with last year. The increase in adjusted earnings was driven by good volume growth, the acquisition of MBNA, higher fee income, a lower tax rate, and an extra calendar day. The reported return on common equity for the year was 42.9%, while the adjusted annualized return on common equity was 44.2%.

Reported revenue for the year was $10,652 million, an increase of $1,120 million, or 12%, compared with last year. Adjusted revenue for the year was $10,688 million, an increase of $1,156 million, or 12%, compared with last year. The addition of MBNA contributed 9 percentage points to both reported and adjusted year over year revenue growth. Net interest income growth was driven by the inclusion of MBNA, organic volume growth and an additional calendar day, partially offset by lower margin on average earning assets. The net interest income contribution from MBNA was elevated due to a one time benefit from better credit performance on acquired loans. Personal lending volume growth slowed throughout the year impacted by a slowing housing market and weaker consumer loan demand. Business lending growth was strong leading to market share gains. Compared with last year, average real estate secured lending volume increased $12.5 billion, or 6%. Auto lending average volume increased $1.2 billion, or 10%, while all other personal lending average volumes, excluding MBNA, were relatively flat. Business loans and acceptances average volumes increased $5 billion, or 14%. Average personal deposit volumes increased $9.4 billion, or 7%, with a strong contribution from the new Investment Savings account. Average business deposit volumes increased $6.3 billion, or 10%. Reported margin on average earning assets increased 6 bps to 2.82%, while the adjusted margin on average earning assets increased 8 bps to 2.84%, compared

with 2.76% last year due to the addition of MBNA. Excluding the impact of MBNA, the margin on average earning assets decreased 12 bps to 2.64%, due to the impact of a low interest rate environment, portfolio mix, and competitive pricing. Non-interest income growth of 12% was driven by higher transaction volumes, MBNA, and repricing.

PCL for the year was $1,151 million, an increase of $327 million, or 40%, compared with last year. The increase in PCL was due primarily to the addition of MBNA. Personal banking PCL was $1,088 million for the year, an increase of $302 million, or 38%, compared with last year. Excluding MBNA, personal banking PCL decreased $53 million, reflecting strong credit quality and enhanced collection strategies. Business banking PCL was $63 million, an increase of $26 million, returning to a more normalized level, as the prior year had higher recoveries. Annualized PCL as a percentage of credit volume excluding MBNA was 0.28%, a decrease of 3 bps, compared with last year. Net impaired loans were $1,000 million, an increase of $108 million, or 12%, compared with last year.

Reported non-interest expenses for the year were $4,988 million, an increase of $555 million, or 13%, compared with last year. Adjusted non-interest expenses for the year were $4,884 million, an increase of $451 million, or 10%, compared with last year. Excluding MBNA, expenses increased $141 million, or 3%, compared with last year, driven by higher employee-related costs, business initiatives, volume growth, and one extra calendar day.

The average full-time equivalent (FTE) staffing levels increased by 539, or 2%, compared with last year driven by the addition of MBNA. Excluding MBNA, FTE decreased by 855, or 3%, largely due to the transfer of FTEs to the Corporate segment and volume-related productivity gains. The reported efficiency ratio for the year worsened to 46.8%, while the adjusted efficiency ratio improved to 45.7%, compared with 46.5%, on both a reported and adjusted basis last year.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – In 2012, the Bank was able to leverage the introduction of the Investment Savings account and its market share position to deliver strong volume growth. The low interest rate environment led to significant pressure on margins. While competitive pressure for accounts has been increasing, the Bank maintained its leadership in market share and continued to grow net active accounts.
- Consumer Lending – Volumes continued to grow but at a slower pace than recent years. The Bank maintained its leadership position in market share for real estate secured lending products. The lower growth rate can be attributed to new regulations for underwriting real estate secured loans and consumer focus on managing debt levels.
- Credit Cards and Merchant Service – The business continued to focus on growth and the integration of MBNA. Strong earnings growth in 2012 was driven by the acquisition of MBNA, modest volume growth, and improved credit quality.
- TD Auto Finance Canada – The business continued to leverage its full spectrum origination capabilities which drove portfolio growth during the year.

Business Banking

- Commercial Banking – Continued investment in customer-facing resources and sales tools resulted in strong volume growth and market share gains. On a percentage basis, credit and deposit volumes grew by double digits. Credit losses increased over the prior year to more normalized levels.
- Small Business Banking – The business continued to invest in sales tools to better enable the retail sales force to serve customers. Customer and average balance growth led to healthy deposit volume growth.

BUSINESS OUTLOOK AND FOCUS FOR 2013

We will continue to build on our industry-leading customer service and convenience position. We plan to open new branches and commercial banking centres as well as roll out new tools and services to enhance the customer experience. We expect the overall operating environment to remain challenging. Earnings growth in 2013 will be impacted by the low interest rate environment, more normalized contribution from MBNA, and slowing retail volume growth. We anticipate interest rates will remain at low levels, which will put additional pressure on margins and revenue. The current year included an elevated MBNA contribution due to a non-recurring benefit from better credit performance on acquired loans. We also expect retail volume growth will continue to moderate due to slow economic growth, new mortgage regulation, and weaker consumer loan demand. We expect to partially offset some of these pressures by focusing on increasing productivity and tightly managing expense growth.

Our key priorities for 2013 are as follows:

- **Expand leadership in customer service and convenience across all channels.**
- **Continue the growth momentum in our businesses, building on platforms where we have made significant strategic investments.**
- **Mitigate impact from slower growth operating environment by improving productivity.**
- **Continue to increase employee engagement and be recognized as an extraordinary place to work.**

Wealth and Insurance

Wealth and Insurance comprises the Bank's Wealth Management and Insurance businesses globally. Through our Direct Investing, Advice-based, and Asset Management businesses, TD Wealth helps individual and institutional clients protect, grow and successfully transition their wealth. TD Insurance provides advice and insurance solutions to protect Canadians through a full suite of home, auto, creditor, travel, life and health products.

$1,367

NET INCOME
(millions of Canadian dollars)



$207
Assets under Management

$258
Assets under Administration

ASSETS UNDER MANAGEMENT AND ASSETS UNDER ADMINISTRATION[1,2]
(billions of Canadian dollars)



$3,572

GROSS ORIGINATED INSURANCE PREMIUMS
(millions of Canadian dollars)



TABLE 18 REVENUE[3,4]

(millions of Canadian dollars)	**2012**	2011
Direct investing	**$ 793**	$ 893
Advice-based	**1,101**	1,056
Asset management	**876**	830
Insurance	**1,249**	1,261
Total Wealth and Insurance	**$ 4,019**	$ 4,040

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection).

[3] Excludes the Bank's investment in TD Ameritrade.

[4] Certain revenue lines are presented net of internal transfers.

BUSINESS HIGHLIGHTS

- **Both Wealth and Insurance businesses had record earnings in 2012 with net income of $601 million for Wealth and $557 million for Insurance.**
- **The Canadian direct investing business continued to lead the market in both share of assets and trades, in addition to increasing share of trades over the same period last year. Our U.K. operations maintained the number one market position, as ranked by trades per day.**
- **Our advice business in Canada continued to gain market share as measured by assets, despite volatile markets.**
- **Both our Direct Investing and Full Service brokerage businesses have improved their rankings in the J.D. Power and Associates customer satisfaction surveys.**
- **TDAM, the manager of TD Mutual Funds, was once again recognized at the Canadian Lipper Fund Awards with wins in multiple fund classifications across each of the one, five and ten-year performance categories and a repeat winner in the Fixed Income classification.**
- **Gross originated insurance premiums grew 7%. TD Property and Casualty Insurance grew affinity market premiums by 9% and retained the #1 direct writer position in home and auto and #2 in personal lines position.**
- **TD Insurance invested in customer experience through the addition of client-facing roles, increased training and streamlined processes resulting in doubling of customer satisfaction scores year over year.**
- **Closed the MBNA Canada acquisition which has related insurance offerings that have been consolidated with TD Insurance.**
- **Processed over 282,000 claims across Canada, helping customers and their families in their times of need.**

CHALLENGES IN 2012

- **In our Wealth business, Direct Investing trading volumes were impacted throughout the year by the continued uncertainty in the U.S. and European economic and political environments, which led to investor fatigue and depressed trading volumes.**
- **Low interest rate environment continued to limit our ability to grow revenue on loans and deposits.**
- **The Property and Casualty insurance business experienced unfavourable prior years claims development in the Ontario auto insurance market, as well as challenges from unpredictable weather conditions.**
- **Lower credit volumes drove reduced demand for the associated authorized insurance products in the Life and Health insurance business.**

INDUSTRY PROFILE

TD Wealth's business operates in three geographic regions: Canada, the U.S., and Europe. In Canada, the industry is extremely competitive consisting of major banks, large insurance companies, and monoline wealth management organizations (including mutual fund companies and private wealth managers, asset managers and financial planners). Given the level of competition in Canada, TD's success lies in our ability to differentiate on client experience across all of our businesses and channels by providing the right products, services, tools and solutions to serve our clients' needs.

In the U.S., the wealth management industry is large but competition is more fragmented, consisting of banks, insurance companies, independent mutual fund companies, discount brokers, full service brokers, and independent asset management companies. In our Maine-to-Florida footprint, the Bank competes against both national and regional banks and non-bank wealth organizations.

TD Ameritrade, in which TD has a substantial investment, competes most directly with other direct investment firms. TD Ameritrade remains a leader in this market by continuing to deliver world-class direct investing capabilities to our clients, including investor tools, services and education.

In Europe, the industry is led by strong regional players with little pan-European presence or brand. In the U.K., TD competes most directly with other direct investment firms and institutional services firms. In Europe, TD competes by providing focused multi-currency and multi-exchange online direct investing services for retail investors.

TD Insurance operates in both the Canadian property and casualty insurance industry and the life and health insurance industry. The property and casualty industry is a fragmented and competitive market where TD competes against other personal lines insurers and TD is the leading player in the affinity market. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated with a few large players. While the predominant distribution channel is the independent intermediary, TD is also focused on offering insurance solutions to TD customers through direct distribution channels in this market.

OVERALL BUSINESS STRATEGY

Wealth

- Global Direct Investing builds on existing market leadership positions by offering best-in-class capabilities, tools, service and investor education, and by extending our comfort and convenience brand with continued investment in intuitive functionality.
- The North American Advice-based business continues to grow by enhancing the overall client experience and by providing comprehensive investment and wealth planning services and solutions to help retirees and pre-retirees protect, grow and transition their wealth.
- The Asset Management business deepens channel penetration, broadens institutional relationships, and expands international equity capabilities.

Insurance

- Protect Canadians by offering insurance products and advice that is easy to access from a trusted brand.
- Focus on the client experience by differentiating on service to drive customer satisfaction, deepen customer relationships and increase retention.
- Strengthen our direct distribution advantage by increasing our channel capabilities and investments.
- Maintain our conservative risk approach to build long term sustainable earnings and growth.

TABLE 19 **WEALTH AND INSURANCE**[1]

(millions of Canadian dollars, except as noted)	2012	2011
Net interest income	**$ 583**	$ 542
Insurance revenue, net of claims and related expenses[2]	**1,113**	1,167
Income from financial instruments designated at fair value through profit or loss	**5**	(2)
Non-interest income – other	**2,318**	2,333
Total revenue	**4,019**	4,040
Non-interest expenses	**2,600**	2,616
Net income	**1,158**	1,107
Wealth	**601**	566
Insurance	**557**	541
TD Ameritrade	**209**	207
Total Wealth and Insurance	**$ 1,367**	$ 1,314
Selected volumes and ratios		
Assets under administration – Wealth (billions of Canadian dollars)[3]	**$ 258**	$ 237
Assets under management – Wealth (billions of Canadian dollars)	**207**	189
Gross originated insurance premiums	**3,572**	3,326
Return on common equity[4]	**20.7%**	25.3%
Efficiency ratio	**64.7%**	64.8%
Average number of full-time equivalent staff	**11,930**	11,984

[1] Effective November 1, 2011, the Insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been restated accordingly.

[2] Insurance revenue, net of claims and related expenses is included in the non-interest income line on the Bank's Consolidated Income Statement. For the year ended October 31, 2012, the claims and related expenses were $2,424 million (October 31, 2011 – $2,178 million).

[3] The prior period results for Wealth assets under administration were restated to conform with the presentation adopted in the current year.

[4] Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

REVIEW OF FINANCIAL PERFORMANCE

Wealth and Insurance net income for the year was $1,367 million, an increase of $53 million, or 4%, compared with last year. The increase in earnings was mainly due to growth in premiums and client assets, the inclusion of MBNA and lower expenses, partially offset by unfavourable prior years claims development and lower trading volumes. Wealth and Insurance net income excluding TD Ameritrade was $1,158 million, an increase of $51 million, or 5%, compared with last year. The Bank's reported investment in TD Ameritrade generated net income for the year of $209 million, an increase of $2 million, or 1%, compared with last year, mainly driven by changes in the capital allocation methodology resulting in lower net charges, largely offset by lower TD Ameritrade earnings. For its fiscal year ended September 30, 2012, TD Ameritrade reported net income was US$586 million, a decrease of US$52 million, or 8%, compared with last year, primarily driven by lower trading revenue. The return on common equity for the year was 20.7%.

Revenue for the year was $4,019 million, a decrease of $21 million, or 1%, compared with last year. In the Wealth business, a decrease in trading revenue in the direct investing business was largely offset by higher fee-based revenue driven by increased client assets in the advice-based and asset management businesses. In the Insurance business, revenue increases from strong premium growth, better claims management and the inclusion of MBNA were more than offset by unfavourable prior years claims development regarding the Ontario auto market and weather-related events. During the latter part of 2012, the business experienced an increase in prior years claims development in the Ontario auto insurance market primarily related to pre-2011 accident years. Frequency and severity of claims related to these accident years were worse than anticipated for certain insurance coverage, translating into higher claims costs. Net interest income increased driven primarily by higher margins and client balances in the Wealth business.

Non-interest expenses for the year were $2,600 million, a decrease of $16 million, or 1%, compared with last year. The decrease was primarily due to higher project expenses in 2011, prudent expense management, and lower volumes in the Wealth business, partially offset by increased expenses supporting business growth in both the Wealth and Insurance businesses.

Assets under administration of $258 billion as at October 31, 2012 increased by $21 billion, or 9%, compared with October 31, 2011. Assets under management of $207 billion as at October 31, 2012 increased by $18 billion, or 10%, compared with October 31, 2011. These increases were primarily driven by net new client assets.

Gross originated insurance premiums were $3,572 million, an increase of $246 million, or 7%, compared with last year. The increase was primarily due to organic business growth.

The average FTE staffing levels and efficiency ratio for the year remained relatively flat compared with last year.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 35 of the Consolidated Financial Statements for further information on TD Ameritrade.

KEY PRODUCT GROUPS

Global Direct Investing

- TD Waterhouse Direct Investing offers a comprehensive product and service offering to self-directed retail investors and to investment counsellors and corporate clients through its Institutional Services business. TD Waterhouse is the largest direct investing business in Canada by assets under administration and trade volume. In Europe, TD Direct Investing provides multi-currency and multi-exchange online direct investing services for retail investors, and custody and clearing services for corporate clients. This business has a leading market share, is ranked number one in trades per day in the U.K., and has a presence in Ireland and other areas of Europe.

North American Advice-based Business

- Integrated with and closely aligned to the Canadian and U.S. Personal and Commercial Banking segments, TD's advice-based businesses, (TD Waterhouse Financial Planning, TD Waterhouse Private Investment Advice, Private Client Group, U.S. Private Client Services) meet the pre-retirement and retirement wealth management needs of clients. Each of these businesses is focused on a discrete market segment and offers a specific value proposition which aligns with clients' asset levels and the complexity of their needs. Together they provide investment solutions and advice to manage clients' needs of protecting, growing and transitioning their wealth.

Asset Management

- TDAM is a leading investment manager comprised of retail and institutional capabilities. In Canada, TD Mutual Funds provides one of the most broadly diversified ranges of mutual funds and professionally managed portfolios. TDAM's institutional investment business has a leading market share in Canada. Both units work in close partnership with Wealth businesses to align origination, manufacturing, wholesaling, and distribution.

Insurance

- TD Property and Casualty Insurance is the largest direct distribution insurer and the second largest personal home and automobile insurer in the country. It is also the national leader in the affinity market working closely with professional, alumni and employer groups to market insurance to their memberships and offers an extensive selection of home and auto insurance coverage, sold through direct to consumer channels.
- TD Life and Health offers a range of affordable and simple insurance solutions to TD's customers, such as travel, term life, accident, mortgage, credit card and loan insurance. These products are sold through branch, phone and online channels.

BUSINESS OUTLOOK AND FOCUS FOR 2013

Building upon our market leadership positions in Wealth and Insurance, we plan to continue our growth in 2013 by growing client assets and premiums, improving client experience, managing expenses prudently, while investing in our key capabilities and processes. We expect the challenging economic and operating environment of 2012 to continue into 2013 but believe that we will achieve good earnings growth for the segment in 2013.

In our Wealth business, in a challenging operating environment of low trading volumes and low interest rates, our focus will be on continuing the momentum of gaining net new client assets in the advice-based and asset management businesses and prudent expense management.

In our Insurance business, we expect our core business fundamentals including premium growth to remain strong despite continued pressure on the demand for authorized insurance products from lower credit volumes. We will continue to focus on growing market share, strengthening our direct distribution capabilities, and improving our risk profile and efficiencies in our core operations.

Our key priorities for 2013 are as follows:

Wealth:

- **Build on our leadership in the direct investing business by introducing new client solutions and improving service.**
- **Grow share in our North American advice-based business by deepening our referral partnership with TD's U.S. and Canadian Personal and Commercial Banking segments, creating solutions to address our clients' individual investing needs, and enhancing the overall client experience.**
- **Leverage our premier institutional asset management capabilities as we compete for new mandates.**

Insurance:

- **Improve our client experience with streamlined processes, exceptional claims service and solid advice.**
- **Enhance our direct distribution advantage through growing our affinity partnerships and building greater online capabilities.**
- **Build out our core infrastructure to strengthen our platforms to support growth.**

U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America's Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to nearly 8 million customers including individuals, businesses, and governments.

$1,128 Reported $1,422 Adjusted

NET INCOME
(millions of Canadian dollars)



67.3% Reported 60.2% Adjusted

EFFICIENCY RATIO
(percent)



TABLE 20 **ASSETS**[1]

(millions of dollars)	Canadian dollars		U.S. dollars	
	2012	2011	**2012**	2011
Consumer loans	**$ 43,721**	$ 35,004	**$ 43,765**	$ 35,120
Business and government loans	**47,546**	43,057	**47,594**	43,200
Debt securities classified as loans	**2,898**	3,804	**2,901**	3,817
Investment securities	**37,354**	43,562	**37,391**	43,706
Other assets	**2,242**	2,695	**2,244**	2,703
Total	**$ 133,761**	$ 128,122	**$ 133,895**	$ 128,546

[1] Excluding all goodwill and other intangibles.

BUSINESS HIGHLIGHTS

- **Achieved record adjusted earnings of US$1,416 million, an increase of 10%, in a challenging operating environment.**
- **Gained profitable market share on both loans and deposits while maintaining strong credit quality.**
- **Grew loans organically by US$8 billion, or 12%, and deposits by US$7 billion, or 8%, since last year, during a slow economic recovery.**
- **Continued to lead in customer service and convenience with more store hours than competitors in our Maine-to-Florida footprint.**
- **Continued to invest in growing the franchise, adding 41 new stores in fiscal 2012.**
- **Asset quality has improved for the legacy portfolio.**
- **Recognized as "One of the Nation's Best Banks" by Money Magazine.**
- **Announced agreement to acquire Target's U.S. credit card portfolio with an expected close date in the first half of fiscal 2013.**

CHALLENGES IN 2012

- **Regulatory and legislative changes have impacted the operating environment, TD Bank's product offerings and earnings.**
- **Low interest rate environment led to additional pressure on margins.**
- **Increased competition has led to pressure on margins.**

INDUSTRY PROFILE

The U.S. banking industry has experienced a significant amount of consolidation over the past few years. The personal and business banking environment in the U.S. is very competitive in all areas of the business. U.S. banks are subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions, and other providers of financial services. The keys to profitability are attracting and retaining customer relationships over the long term by owning the convenience and service brand within our operating footprint, effective risk management, rational product pricing, use of technology to deliver products and services for customers anytime and anywhere, optimizing fee-based businesses, and effective control of operating expenses.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Personal and Commercial Banking is to:

- Continue to take market share while controlling expenses.
- Evolve the business in response to regulatory changes – at appropriate pace and cost.
- Implement franchise optimization e.g., wallet share in retail and commercial businesses; productivity improvements.
- Continue the maturation of infrastructure including processes, systems and controls to scale with business growth.
- Manage asset quality.
- Optimize balance sheet and capital structure and grow assets to deploy excess liquidity such as the announced Target credit card portfolio purchase to be completed in the first half of fiscal 2013.

TABLE 21 U.S. PERSONAL AND COMMERCIAL BANKING

(millions of dollars, except as noted)	Canadian dollars		U.S. dollars	
	2012	2011	**2012**	2011
Net interest income	**$ 4,663**	$ 4,392	**$ 4,643**	$ 4,455
Non-interest income	**1,468**	1,342	**1,463**	1,363
Total revenue – reported	**6,131**	5,734	**6,106**	5,818
Total revenue – adjusted	**6,132**	5,734	**6,107**	5,818
Provision for credit losses – loans	**652**	534	**651**	541
Provision for credit losses – debt securities classified as loans	**12**	75	**12**	75
Provision for credit losses – acquired credit-impaired loans[1]	**115**	78	**115**	82
Provision for credit losses – reported	**779**	687	**778**	698
Provision for credit losses – adjusted	**725**	687	**723**	698
Non-interest expenses – reported	**4,125**	3,593	**4,107**	3,643
Non-interest expenses – adjusted	**3,694**	3,451	**3,678**	3,497
Net income – reported	**1,128**	1,188	**1,123**	1,205
Adjustments for items of note[2]				
Integration charges and direct transaction costs relating to U.S. Personal and Commercial Banking acquisitions	**9**	82	**9**	84
Litigation reserve	**248**	–	**247**	–
Impact of Superstorm Sandy	**37**	–	**37**	–
Net income – adjusted	**$ 1,422**	$ 1,270	**$ 1,416**	$ 1,289
Selected volumes and ratios				
Return on common equity – reported[3]	**6.4%**	7.3%	**6.4%**	7.3%
Return on common equity – adjusted[3]	**8.1**	7.8	**8.1**	7.8
Margin on average earning assets (TEB)[4]	**3.60%**	3.73%	**3.60%**	3.73%
Efficiency ratio – reported	**67.3**	62.7	**67.3**	62.7
Efficiency ratio – adjusted	**60.2**	60.2	**60.2**	60.2
Number of U.S. retail stores	**1,315**	1,281	**1,315**	1,281
Average number of full-time equivalent staff	**25,027**	24,193	**25,027**	24,193

[1] Includes all FDIC covered loans and other acquired credit-impaired loans.
[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
[3] Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.
[4] Margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

REVIEW OF FINANCIAL PERFORMANCE

U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the year was $1,128 million, a decrease of $60 million, or 5%, compared with last year. Adjusted net income for the year was $1,422 million, an increase of $152 million, or 12%, compared with last year. In U.S. dollar terms, reported net income for the year was $1,123 million, a decrease of $82 million, or 7%, compared with last year and adjusted net income was US$1,416 million, an increase of US$127 million, or 10%. The increase in adjusted earnings was primarily due to strong loan and deposit volume and higher fee-based revenue, partially offset by higher expenses to support growth, and the impact of the Durbin Amendment. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions, litigation reserves and Superstorm Sandy. The reported return on common equity for the year was 6.4%, while the adjusted return on common equity was 8.1%.

In U.S. dollar terms, adjusted revenue for the year was US$6,107 million, an increase of US$289 million, or 5%, compared with last year driven by increased loan and deposit volume, higher fee-based revenue, and gains on sales of securities, partially offset by the impact of the Durbin Amendment and the anticipated run-off in legacy Chrysler Financial revenue. Average loans increased by US$12 billion, or 17%, compared with last year with an increase of US$9 billion, or 31% in average personal loans and an increase of US$3 billion, or 8% in average business loans. Average deposits increased US$17 billion, or 11%, compared with prior year, including a US$10 billion increase in average deposits of TD Ameritrade. Excluding the impact of TD Ameritrade IDAs, average deposit volume increased by US$7 billion, or 7%. The margin on average earning assets for the year decreased by 13 bps to 3.60% compared with last year primarily due to the low interest rate environment and timing of cash flows on acquired portfolios.

Reported PCL for the year was US$778 million, an increase of US$80 million, or 11%, compared with last year. Adjusted PCL for the year was US$723 million, an increase of US$25 million, or 4%, compared with last year due primarily to organic loan growth, the acquired credit-impaired loan portfolios and the impact of new regulatory guidance on loans discharged in bankruptcies, partially offset by improved asset quality. Personal banking PCL, excluding debt securities classified as loans was US$391 million, an increase of US$131 million, or 50%, from the prior year. Business banking PCL, excluding debt securities classified as loans was US$320 million, a decrease of US$43 million, or 12%, compared with prior year. PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.84%, a decrease of 2 bps, compared with last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,059 million, a decrease of US$84 million, or 7%, compared with last year due to continued improvement in credit quality. Acquired credit-impaired loans were US$3.8 billion at October 31, 2012 compared with US$5.6 billion at October 31, 2011, while net impaired debt securities classified as loans were US$1.3 billion compared with US$1.4 billion at October 31, 2011.

Reported non-interest expenses for the year were US$4,107 million, an increase of US$464 million, or 13%, compared with last year. On an adjusted basis, excluding the items of note for litigation reserves, Superstorm Sandy and integration and restructuring charges, non-interest expenses were US$3,678 million, an increase of US$181 million, or 5%, compared with last year due to investments in new stores and infrastructure, the Chrysler Financial acquisition and economic and regulatory factors.

The average FTE staffing levels for the year increased by 834, or 3%, compared with last year due to the Chrysler Financial acquisition and new stores, partially offset by store closures and consolidations. The reported efficiency ratio for the year worsened to 67.3%, compared with 62.7% last year, while the adjusted efficiency ratio for the year remained flat at 60.2%, compared with last year.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – We continued to build on our reputation as America's Most Convenient Bank by opening 41 new stores in fiscal 2012. We delivered strong year-over-year growth driven by maturing stores and a competitive product offering.
- Consumer Lending – Our principal product offerings of home equity loans and lines of credit and auto loans offered through a network of auto dealers continued to grow organically. Loan loss rates have improved over the prior year and remain at the lower end of loss rates in the industry.
- Residential Real Estate Secured Lending – We grew profitable market share and franchise customers, with strong credit quality, during a tough economic environment. Loan volumes have increased by US$4 billion over last year driven by higher originations. In-store originations are a key focus to leverage cross-selling opportunities.
- Small Business Banking and Merchant Services – The Small Business Banking group continues to be among the top ranked small business lenders in most of our markets. Merchant Services offer point-of-sale settlement solutions for debit and credit card transactions, supporting over 15,000 business locations in our footprint.

Commercial Banking

- Commercial Banking – Commercial and industrial loan demand increased significantly while commercial real estate demand remained relatively low resulting in strong overall loan growth at competitive spreads. Commercial loan volume grew by 8% organically, significantly outperforming peers. Loan losses continue to improve throughout the portfolio and our overall asset quality remains better than the industry.

BUSINESS OUTLOOK AND FOCUS FOR 2013

We will continue to build on our strength of industry leading convenience banking, providing superior customer service, and efficient, local decision making. We expect to open in excess of 30 new stores in fiscal 2013. Revenue growth will be muted by the impact of prolonged low interest rates. Adjusted for acquisitions, the rate of expense growth is expected to decline driven by productivity improvements while continuing to invest in future growth including new stores and technology infrastructure. PCL is expected to continue to normalize in 2013. Regulatory and legislative actions will continue to impact the operating environment and economics of TD Bank which will result in an increased focus on evolving the product offering to TD Bank's customers while maintaining a strong market position despite increased competition. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over the long term.

Our key priorities for 2013 are as follows:

- **Continue broad based organic growth of loans and deposits, while adhering to a conservative risk appetite.**
- **Continue to deliver convenient banking solutions and services that exceed customer expectations.**
- **Continue business expansion by opening new stores in larger markets such as New York, Florida, Boston and Washington, D.C.**
- **Improve efficiency and productivity to counter margin compression and drive long-term competitiveness.**
- **Broaden and deepen customer relationships through cross-selling initiatives.**
- **Select asset purchases to optimize the balance sheet (i.e., announcement of agreement to acquire Target's U.S. credit card portfolio).**

Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government, and institutional clients in key global financial centres.

$880

NET INCOME
(millions of Canadian dollars)



$2,654

TOTAL REVENUE
(millions of Canadian dollars)



$43

RISK-WEIGHTED ASSETS
(billions of Canadian dollars)



TABLE 22 **REVENUE**

(millions of Canadian dollars)	**2012**	2011
Investment banking and capital markets	**$ 1,987**	$ 1,724
Corporate banking	**448**	453
Equity investments	**219**	319
Total	**$ 2,654**	$ 2,496

BUSINESS HIGHLIGHTS

- **Achieved net income for the year of $880 million, an increase of $65 million, or 8%, compared with last year.**
- **Return on common equity of 21.2%.**
- **Strong core revenue growth.**
- **Grew franchise fixed income and foreign exchange businesses.**
- **Continued growth in Asia-Pacific region to support TD Securities market share and meet client demands.**
- **Strong trading-related revenue primarily in fixed income trading despite challenging markets.**
- **Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2012):**
  - **#1 in equity block trading**
  - **#1 in syndications (on rolling 12 month basis)**
  - **#2 in equity underwriting (full credit to book runner)**
  - **#2 in fixed-income underwriting**
  - **#3 in M&A announced (on rolling 12 month basis)**

CHALLENGES IN 2012

- **Low interest rates and low volatility environment.**
- **Equity issuance activity declined among key corporate clients and equity trading volumes declined across all key markets.**
- **Regulatory changes resulted in a substantial increase in capital and expense base.**

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with competition primarily coming from the Canadian banks, large global investment firms, and independent niche dealers. Favourable market conditions during the first half of 2012 contributed to improved trading and investment banking volumes. Market conditions were mixed during the second half of the year, but improved following stimulus injections from central banks resulting in improved liquidity, tightening credit spreads and higher asset prices.

Equity trading was lower throughout 2012 due to reduced trading volumes on major exchanges and persistent low volatility. Higher government and corporate client activity and the low interest rate environment led to strong fixed income issuance activity throughout the year. We expect competition to remain intense for transactions with high quality counterparties as securities firms focus on prudent risk management. Wholesale banks have shifted their focus to client-driven trading revenue and fee income to reduce risk and preserve capital which will continue to result in tighter margins. Looking longer term, wholesale banks that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost management will be well positioned as investor confidence returns and markets improve.

OVERALL BUSINESS STRATEGY

- Our goal is to build a client-centric franchise model and maintain a prudent risk profile by providing superior wholesale banking products and services to high quality clients and counterparties in liquid and transparent financial markets.
- We focus on meeting client needs by providing superior advice and execution of client-driven transactions.
- In Canada, the strategic objective is to strengthen our position as a top investment dealer.
- In the U.S., our objective is to extend the goals of the Canadian franchise and leverage our network of U.S. businesses. We will also continue to grow government fixed income, currency and commodities trading businesses.
- Globally, we seek to extend the goals of our North American franchise, including trading in liquid currencies, as well as underwriting, distributing, and trading high quality fixed income products of highly rated issuers.
- We support and enhance TD's brand working in partnership with other TD segments to offer premium products and services for our collective client base.

TABLE 23 **WHOLESALE BANKING**

(millions of Canadian dollars, except as noted)	2012	2011
Net interest income (TEB)	**$ 1,805**	$ 1,659
Non-interest income (loss)	**849**	837
Total revenue	**2,654**	2,496
Provision for credit losses	**47**	22
Non-interest expenses	**1,570**	1,468
Net income	**$ 880**	$ 815
Selected volumes and ratios		
Trading-related revenue	**1,334**	1,069
Risk-weighted assets (billions of Canadian dollars)[1]	**43**	35
Return on common equity[2]	**21.2%**	24.3%
Efficiency ratio	**59.2%**	58.8%
Average number of full-time equivalent staff	**3,553**	3,517

[1] Prior to Q1 2012, the amounts were calculated based on Canadian GAAP.
[2] Effective the first quarter of 2012, the Bank revised its methodology for allocating capital to its business segments to align with the future common equity capital requirements under Basel III at a 7% Common Equity Tier 1 rate. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $880 million, an increase of $65 million, or 8%, compared with last year. The increase in earnings was due to stronger results in our core businesses, partially offset by reduced securities gains in the investment portfolio. The return on common equity for the year was 21.2%.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. Revenue for the year was $2,654 million, an increase of $158 million, or 6%, compared with last year. Capital markets revenue increased primarily due to improved fixed income and credit trading, strong debt underwriting, and robust mergers and acquisitions (M&A) revenue. Fixed income and credit trading revenue increased due to increased liquidity, tightening credit spreads and periods of elevated volatility in the market. Debt underwriting fees remained strong throughout the year. M&A revenue was higher aided by low interest rates, robust banking markets and ongoing opportunities for consolidation. Partially offsetting these improvements were lower security gains from the investment portfolio and weaker equity trading and underwriting on low industry-wide volumes and volatility.

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $47 million, an increase of $25 million, compared with last year. The increase in PCL was primarily due to a loss on a single name in the corporate lending portfolio. PCL in the prior year primarily comprised the accrual cost of credit protection.

Non-interest expenses for the year were $1,570 million, an increase of $102 million, or 7%, compared with last year primarily due to legal provisions in the current year and higher variable compensation commensurate with improved revenue.

Risk-weighted assets were $43 billion as at October 31, 2012, an increase of $8 billion, or 23%, compared with October 31, 2011. The increase was due to the implementation of the revised Basel II market risk framework.

The average FTE staffing levels increased by 36, or 1%, compared with last year.

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

- Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation, and execution services, was $1,987 million, an increase of $263 million, or 15%, compared with the last year. The increase was primarily due to improved fixed income and credit trading and strong M&A revenue compared to the prior year. Partially offsetting these increases were lower foreign exchange revenue, decreased equity underwriting and decreased commission revenue.

Corporate Banking

- Corporate banking revenue which includes corporate lending, trade finance and cash management services was $448 million, a decrease of $5 million compared with last year. Low margin fee revenue was partially offset by improved trade finance volumes.

Equity Investments

- The equity investment portfolio, which we are in the process of exiting, consists primarily of private equity investments. Equity investments reported total gains of $219 million, compared with gains of $319 million in the prior year.

BUSINESS OUTLOOK AND FOCUS FOR 2013

We expect that markets will remain tentative, and that volatility and interest rates will continue to trend below long term averages. A combination of fiscal challenges in Europe and the U.S., growing regulatory expectations and increased competition will affect trading conditions in the medium term. Corporate finance activity levels are also expected to be negatively impacted as long as the outlook remains uncertain. M&A fundamentals are generally positive given low valuations, high cash levels and an attractive rate environment, but companies may be unwilling to commit to deals unless economies show more upward momentum. However, as economic conditions stabilize, capital market activity should increase, resulting in higher origination, M&A and advisory revenue.

Our key priorities for 2013 are as follows:

- **Continue to grow the franchise by broadening and deepening client relationships and investing in flow-based businesses including U.S. rates and global currency trading businesses.**
- **Optimize our relationships with our enterprise partners and their customers.**
- **Leverage our core capabilities internationally in select geographies, primarily in the U.S.**
- **Focus on client facilitation by supporting market making activities.**
- **Continue to invest in an efficient, effective and robust infrastructure.**

Corporate

Corporate segment provides centralized advice and counsel to key businesses and comprises the impact of treasury and balance sheet management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

TABLE 24 **CORPORATE**

(millions of Canadian dollars)	**2012**	2011
Net income (loss) – reported	**$ (208)**	$ (323)
Adjustments for items of note: Decrease (increase) in net income[1]		
Amortization of intangibles	**238**	391
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**89**	(128)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	(13)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	**17**	55
Reduction of allowance for incurred but not identified credit losses	**(120)**	–
Positive impact due to changes in statutory income tax rates	**(18)**	–
Total adjustments for items of note	**206**	305
Net income (loss) – adjusted	**$ (2)**	$ (18)
Decomposition of items included in net gain (loss) – adjusted		
Net corporate expenses	**(433)**	(367)
Other	**327**	245
Non-controlling interests	**104**	104
Net income (loss) – adjusted	**$ (2)**	$ (18)

[1] For explanation of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

The Corporate segment reported net loss for the year was $208 million, compared with a reported net loss of $323 million last year. The adjusted net loss for the year was $2 million, compared with an adjusted net loss of $18 million last year. The year-over-year change in the adjusted net loss was primarily attributable to the impact of favourable tax items, treasury and other hedging activities and other items largely offset by higher net corporate expenses.

CORPORATE MANAGEMENT

The Corporate segment's mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank's key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.

The corporate management function of the Bank includes audit, legal, anti-money laundering, compliance, corporate and public affairs, regulatory relationships and government affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, people strategies, marketing, office of the Ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.

The enterprise Direct Channels and Distribution Strategy group is part of Corporate Operations and is responsible for the online, phone, and ABM/ATM channels, delivering a best in class experience across TD's North American businesses. The vision of the group is to create an even more integrated, seamless, effortless, and legendary customer experience for TD Bank, America's Most Convenient Bank, TD Canada Trust, and TD Wealth and Insurance.

Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and to addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders and employees, governments, regulators, and the community at large.

Selected Annual Information and Discussion relating to 2011 & 2010 Performance under Canadian GAAP

The following section provides selected annual information pursuant to National Instrument 51-102F1 in relation to the Bank's 2011 and 2010 financial years. Following the Bank's transition to IFRS, for purposes of enabling period to period comparison between 2010 and 2011, the financial information in this section has been presented under Canadian GAAP. In addition, for the purposes of this section, the 2011 and 2010 results of the Insurance business have been presented with the Canadian Personal and Commercial Banking segment and consistent with the presentation under Canadian GAAP. Finally, this section includes discussion of the factors impacting variation between 2010 and 2011 and such discussion has also been provided with reference to Canadian GAAP presentation of 2010 and 2011 results.

TABLE 25 OPERATING RESULTS UNDER CANADIAN GAAP – REPORTED

(millions of Canadian dollars)	2011	2010
Net interest income	$ 12,831	$ 11,543
Non-interest income	8,763	8,022
Total revenue	21,594	19,565
Provision for credit losses	1,465	1,625
Non-interest expenses	13,083	12,163
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of associated company	7,046	5,777
Provision for income taxes	1,299	1,262
Non-controlling interests in subsidiaries, net of income taxes	104	106
Equity in net income of an associated company, net of income taxes	246	235
Net income – reported	5,889	4,644
Preferred dividends	180	194
Net income available to common shareholders – reported	$ 5,709	$ 4,450

TABLE 26 NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF CANADIAN GAAP ADJUSTED TO REPORTED NET INCOME

(millions of Canadian dollars)	2011	2010
Operating results – adjusted		
Net interest income	$ 12,831	$ 11,543
Non-interest income[1]	8,587	8,020
Total revenue	21,418	19,563
Provision for credit losses[2]	1,465	1,685
Non-interest expenses[3]	12,395	11,464
Income before provision for income taxes, non-controlling interests in subsidiaries, and equity in net income of associated company	7,558	6,414
Provision for income taxes[4]	1,508	1,387
Non-controlling interests in subsidiaries, net of income taxes	104	106
Equity in net income of an associated company, net of income taxes[5]	305	307
Net income – adjusted	6,251	5,228
Preferred dividends	180	194
Net income available to common shareholders – adjusted	6,071	5,034
Adjustments for items of note, net of income taxes		
Amortization of intangibles[6]	(426)	(467)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio[7]	134	5
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions[8]	(69)	(69)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[9]	13	(4)
Recovery of (provision for) income taxes due to changes in statutory income tax rates[10]	–	11
Release (provision) for insurance claims[11]	–	17
General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking[12]	–	44
Agreement with Canada Revenue Agency[13]	–	(121)
Integration charges relating to the Chrysler Financial acquisition[14]	(14)	–
Total adjustments for items of note	(362)	(584)
Net income available to common shareholders – reported	$ 5,709	$ 4,450

[1] Adjusted non-interest income excludes the following items of note: 2011 – $19 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book, as explained in footnote 9; $157 million gain due to change in fair value of derivatives hedging the reclassified debt securities portfolio, as explained in footnote 7; 2010 – $9 million pre-tax loss due to change in fair value of CDS hedging the corporate loan book; $14 million pre-tax gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11.

[2] Adjusted provisions for credit losses exclude the following items of note: 2010 – $59 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 12.

[3] Adjusted non-interest expenses exclude the following items of note: 2011 – $613 million amortization of intangibles, as explained in footnote 6; $113 million in integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; $21 million of integration charges related to the Chrysler Financial acquisition, as explained in footnote 14; 2010 – $592 million amortization of intangibles; $108 million in integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions.

[4] For a reconciliation between reported and adjusted provision for income taxes, see the 'Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes' table in the "Taxes" section.

[5] Adjusted equity in net income of an associated company excludes the following items of note: 2011 – $59 million amortization of intangibles, as explained in footnote 6; 2010 – $72 million amortization of intangibles.

[6] Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

[7] During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

[8] As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S Personal and Commercial Banking elected not to include any further Commerce related integration and restructuring charges in this item of note as the efforts in these areas has wound down and in light of the fact that the integration and restructuring was substantially complete. Similarly, beginning in Q2 2012, U.S. Personal and Commercial Banking is not expected to include any further FDIC-assisted and South Financial related integration and restructuring charges. For the twelve months ended October 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions. There were no restructuring charges recorded.

[9] The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

[10] This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.

[11] The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs' application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

[12] Effective November 1, 2009, the "General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking" includes the TD Financing Services (formerly VFC Inc.) portfolio. Prior to this, the impact of the TD Financing Services portfolio was excluded from this item of note.

[13] The Bank resolved several outstanding tax matters related to Wholesale Banking strategies that have been previously reassessed by the Canada Revenue Agency (CRA) and that were awaiting resolution by the CRA appeals division or the courts. The Bank no longer enters into these types of strategies.

[14] The Bank incurred integration charges as a result of the Chrysler Financial acquisition in Canada and the U.S. and related integration initiatives undertaken. Integration charges include costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

TABLE 27 NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF CANADIAN GAAP REPORTED TO ADJUSTED INCOME TAXES[1]

(millions of Canadian dollars, except as noted)	2011	2010
Provision for income taxes – reported	$ 1,299	$ 1,262
Adjustments for items of note: Recovery of (provision for) income taxes[2]		
Amortization of intangibles[3]	187	197
Fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(23)	19
Integration and restructuring charges relating to U.S. Personal and Commercial Banking acquisitions	44	38
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(6)	5
Income taxes due to changes in statutory income tax rates	–	11
Insurance claims	–	(8)
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	–	(16)
Agreement with Canada Revenue Agency	–	(121)
Integration charges relating to Chrysler Financial acquisition	7	–
Total adjustments for items of note	209	125
Provision for income taxes – adjusted	1,508	1,387
Other taxes		
Payroll	367	316
Capital and premium	147	207
GST, HST and provincial sales	339	222
Municipal and business	149	133
Total other taxes	1,002	878
Total taxes – adjusted	$ 2,510	$ 2,265
Effective income tax rate – adjusted[4]	20.0%	21.6%

[1] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results overview" section of this document.

[2] The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.

[3] Effective 2011, amortization of software is recorded in amortization of intangibles. For the purpose of the items of note only, the income tax impact of software amortization is excluded from the amortization of intangibles.

[4] Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TABLE 28	RECONCILIATION OF CANADIAN GAAP REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]	
(Canadian dollars)	2011	2010
Basic earnings per share – reported	$ 6.45	$ 5.13
Adjustments for items of note[2]	0.40	0.68
Basic earnings per share – adjusted	$ 6.85	$ 5.81
Diluted earnings per share – reported	6.41	5.10
Adjustments for items of note[2]	0.41	0.67
Diluted earnings per share – adjusted	$ 6.82	$ 5.77

[1] EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2] For explanations of items of note, see the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

NET INTEREST INCOME

Net interest income for the year was $12,831 million, an increase of $1,288 million, or 11%, compared with last year. Higher net interest income was driven by increases in all retail segments, partially offset by a decline in Wholesale Banking. U.S. Personal and Commercial Banking net interest income increased due to the impact of acquisitions and strong organic volume growth, partially offset by the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking net interest income increased largely due to strong volume growth in loans and deposits, partially offset by a lower margin on average earning assets. Wealth Management net interest income increased due to improved net interest margin and higher client deposits and margin loans. Wholesale Banking net interest income decreased due to lower trading and non-trading-related net interest income.

NON-INTEREST INCOME

Non-interest income for the year was $8,763 million, an increase of $741 million, or 9%, on a reported basis, and $8,587 million on an adjusted basis, an increase of $567 million, or 7%, compared with last year. The increase in adjusted non-interest income was driven by increases in all retail segments, partially offset by a decline in Wholesale Banking. Canadian Personal and Commercial Banking non-interest income increased due to strong fee income growth and strong growth in insurance revenue. Wealth Management non-interest income increased primarily due to higher fee-based revenue from higher client assets. U.S. Personal and Commercial Banking non-interest income increased due to higher fee-based revenue and the impact of acquisitions, partially offset by lower overdraft fees due to Regulation E and the translation effect of a stronger Canadian dollar. Wholesale Banking non-interest income decreased mainly due to lower trading-related revenue, partially offset by higher security gains.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $13,083 million, an increase of $920 million, or 8% compared with last year. Adjusted non-interest expenses were $12,395 million, an increase of $931 million, or 8% compared with last year. The increase in adjusted non-interest expenses was driven by increases in all segments. U.S. Personal and Commercial Banking expenses increased due to acquisitions, investments in new stores and infrastructure, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management expenses increased due to higher employee compensation costs largely driven by increased revenue, higher infrastructure investment to support business growth and project costs. Canadian Personal and Commercial Banking expenses increased primarily due to continued investment in the business. Wholesale Banking expenses increased primarily due to higher employee costs and investment in risk and control infrastructure, partially offset by lower variable compensation related to lower revenue.

INCOME TAX EXPENSE

Reported total income and other taxes increased by $161 million, or 8%, from 2010. Income tax expense, on a reported basis, was up $37 million, or 3%, from 2010. Other taxes were up $124 million, or 14%, from 2010. Adjusted total income and other taxes were up $245 million, or 11%, from 2010. Total income tax expense, on an adjusted basis, was up $121 million, or 9%, from 2010.

The Bank's effective income tax rate, on a reported basis, was 18.4% for 2011, compared with 21.8% in 2010. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate in the current year and a $121 million charge related to an agreement with the Canada Revenue Agency last year. TD reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $148 million in the year, compared to $132 million in 2010, is not part of the Bank's tax rate reconciliation.

DIVIDENDS

The Bank's dividend policy is approved by the Board of Directors. At October 31, 2011, the quarterly dividend was $0.68 per share, consistent with the Bank's current target payout range of 35–45% of adjusted earnings. Cash dividends declared and paid during 2011 totalled $2.61 per share (2010–$2.44). For cash dividends payable on the Bank's preferred shares, see Notes 15 and 18 to the 2011 Consolidated Financial Statements. As at October 31, 2011, 901.0 million common shares were outstanding (2010–878.5 million). The Bank's ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 18 to the 2011 Consolidated Financial Statements for further details.

BALANCE SHEET

Factors Affecting Assets and Liabilities

Total assets were $686 billion as at October 31, 2011, an increase of $67 billion, or 11%, compared with October 31, 2010. The net increase was primarily due to a $21 billion increase in securities, a $34 billion increase in loans (net of allowance for loan losses) and a $7 billion increase in other assets. The value of total assets in U.S. Personal and Commercial Banking decreased by $5 billion due to the translation effect of a stronger Canadian dollar.

Securities increased by $21 billion largely due to an increase in available-for-sale securities primarily in U.S. Personal and Commercial Banking and trading securities in Wholesale Banking. The value of securities in U.S. Personal and Commercial Banking decreased by $2 billion due to the translation effect of a stronger Canadian dollar.

Loans (net of allowance for loan losses) increased $34 billion primarily driven by volume growth in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. The increase in Canadian Personal and Commercial Banking loans was largely due to increases in residential mortgages and business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to personal and consumer instalment loans, residential mortgages and business and government loans. The Chrysler Financial acquisition added $8 billion to total loans. The value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking decreased by $2 billion due to the translation effect of a stronger Canadian dollar.

Other assets increased by $7 billion primarily due to an increase in the market value of derivatives in Wholesale Banking.

Total liabilities were $640 billion as at October 31, 2011, an increase of $62 billion, or 11%, compared with October 31, 2010. The net increase was primarily due to a $51 billion increase in deposits and a $13 billion increase in other liabilities. The value of total liabilities in U.S. Personal and Commercial Banking decreased by $5 billion due to the translation effect of a stronger Canadian dollar.

Deposits increased $51 billion primarily due to an increase in business and government deposits in Canadian Personal and Commercial Banking and Wholesale Banking and an increase in personal deposits in U.S. Personal and Commercial Banking due to higher TD Ameritrade insured deposit account balances. The value of deposits in U.S. Personal and Commercial Banking decreased by $4 billion due to the translation effect of a stronger Canadian dollar.

Other liabilities increased $13 billion primarily due to an increase in derivative liabilities in Wholesale Banking.

Shareholders' equity was $47 billion as at October 31, 2011, an increase of $5 billion, or 11% from October 31, 2010. The net increase was comprised primarily of a $3 billion increase in retained earnings and a $2 billion increase in common share capital, reflecting new common share issuance in connection with the MBNA Canada acquisition, the dividend reinvestment plan and the exercise of stock options.

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

- **Total assets were $811 billion as at October 31, 2012, an increase of $76 billion, or 10%, compared with October 31, 2011.**

TABLE 29 **SELECTED CONSOLIDATED BALANCE SHEET ITEMS**

(millions of Canadian dollars)	**October 31 2012**	October 31 2011
Trading loans, securities, and other	**$ 94,531**	$ 73,353
Available-for-sale securities	**98,576**	93,520
Securities purchased under reverse repurchase agreements	**69,198**	56,981
Loans (net of allowance for loan losses)	**408,848**	377,187
Deposits	**487,754**	449,428

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $811 billion as at October 31, 2012, an increase of $76 billion, or 10%, from October 31, 2011. The net increase was primarily due to a $32 billion increase in loans (net of allowance for loan losses), a $29 billion increase in financial assets at fair value and a $12 billion increase in securities purchased under reverse repurchase agreements.

Financial assets at fair value increased $29 billion largely due to an increase in trading securities in Wholesale Banking.

Securities purchased under reverse repurchase agreements increased $12 billion driven by an increase in trade volumes in Wholesale Banking.

Loans (net of allowance for loan losses) increased by $32 billion primarily driven by increases in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. The increase in Canadian Personal and Commercial Banking was due to growth in residential mortgages, the acquisition of MBNA Canada's credit card portfolio and growth in business and government loans. U.S. Personal and Commercial Banking loans increased primarily due to growth in residential mortgages, business and government loans and indirect auto loans.

Total liabilities were $762 billion as at October 31, 2012, an increase of $71 billion, or 10%, from October 31, 2011. The net increase was primarily due to a $38 billion increase in deposits, a $23 billion increase in other liabilities and a $10 billion increase in financial liabilities at fair value.

Financial liabilities at fair value increased $10 billion largely due to an increase in trading deposits in Wholesale Banking.

Deposits increased $38 billion primarily due to an increase in personal non-term deposits in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking and an increase in business and government deposits across several segments.

Other liabilities increased $23 billion largely due to an increase in obligations related to securities sold under repurchase agreements and obligations related to securities sold short in Wholesale Banking.

Equity was $49 billion as at October 31, 2012, an increase of $5 billion, or 11%, from October 31, 2011 primarily due to retained earnings growth and higher common share capital due to additional common share issuances through the dividend reinvestment plan and the exercise of stock options.

Credit Portfolio Quality

AT A GLANCE OVERVIEW

- **Loans and acceptances net of allowance for loan losses was $416 billion, an increase of $31 billion compared with last year.**
- **Impaired loans net of counterparty-specific and individually insignificant allowance was $2,100 million, an increase of $37 million compared with last year.**
- **Provision for credit losses was $1,795 million, compared with $1,490 million in the prior year.**
- **Total allowance for loan losses increased by $330 million to $2,644 million in 2012.**

LOAN PORTFOLIO

Overall in 2012, the Bank's credit quality remained stable despite uncertain economic conditions, due to established business and risk management strategies and a continuing low interest rate environment. During 2012, the loans and acceptances portfolio continued to be diversified between personal, business and government exposures. The Bank increased its credit portfolio by $31 billion, or 8%, from the prior year, largely due to volume growth in the Canadian and U.S. Personal and Commercial Banking segments and the acquisition of the MBNA Canada credit card portfolio.

The majority of the credit risk exposure is related to the loan and acceptances portfolio. However, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 32 to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The Bank's loan portfolio continued to be dominated by Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit cards, representing 73% of net loans including acceptances, up from 72% in 2011. During the year, these portfolios increased by $26 billion, or 9%, and totalled $304 billion at year end. Residential mortgages represented 41% of the portfolio in 2012, up from 40% in 2011. Consumer instalment and other personal loans, and credit cards were 32% of total loans net of counterparty-specific and individually insignificant allowances in 2012, consistent with 2011.

The Bank's business and government credit exposure was 25% of total loans net of counterparty-specific and individually insignificant allowances, in line with 2011. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2% of total loans and acceptances net of counterparty-specific and individually insignificant allowance for loan losses, respectively. Real estate was the leading U.S. sector of concentration and represented 3% of net loans, consistent with 2011.

Geographically, the credit portfolio remained concentrated in Canada. In 2012, the percentage of loans held in Canada was 76%, down from 77% in 2011. The largest Canadian exposure was in Ontario, which represented 64% of total loans net of counterparty-specific and individually insignificant allowance for loan losses for 2012, consistent with 2011.

The balance of the credit portfolio was predominantly in the U.S., which represented 22% of the portfolio, up from 19% in 2011 primarily due to volume growth in residential mortgages, consumer indirect auto and business and government loans. Exposures to debt securities classified as loans, acquired credit-impaired loans, and other geographic regions were limited. The largest U.S. exposures by state were in New Jersey and New York, each of which represented 4% of total loans net of counterparty-specific and individually insignificant allowances, consistent with 2011.

TABLE 30	LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1]

(millions of Canadian dollars, except as noted)

			2012	2011	Percentage of total 2012	2011
	Gross loans	Counterparty-specific and individually insignificant allowances	Net loans	Net loans		
Canada						
Residential mortgages	**$ 154,247**	**$ 14**	**$ 154,233**	$ 142,282	**36.9%**	36.8%
Consumer instalment and other personal						
HELOC	**64,753**	**21**	**64,732**	65,518	**15.5**	16.9
Indirect Auto	**13,965**	**23**	**13,942**	13,581	**3.3**	3.5
Other	**14,574**	**49**	**14,525**	15,333	**3.5**	4.0
Credit card	**14,236**	**71**	**14,165**	8,042	**3.4**	2.1
Total personal	**261,775**	**178**	**261,597**	244,756	**62.6**	63.3
Real estate						
Residential	**12,477**	**15**	**12,462**	10,730	**3.0**	2.8
Non-residential	**7,252**	**2**	**7,250**	5,898	**1.7**	1.5
Total real estate	**19,729**	**17**	**19,712**	16,628	**4.7**	4.3
Agriculture	**3,238**	**1**	**3,237**	2,749	**0.8**	0.7
Automotive	**1,445**	**1**	**1,444**	1,249	**0.3**	0.3
Financial	**6,425**	**9**	**6,416**	8,232	**1.5**	2.1
Food, beverage, and tobacco	**1,074**	**1**	**1,073**	1,043	**0.3**	0.3
Forestry	**379**	**1**	**378**	388	**0.1**	0.1
Government, public sector entities and education	**4,786**	**2**	**4,784**	4,210	**1.1**	1.1
Health and social services	**3,329**	**2**	**3,327**	2,960	**0.8**	0.8
Industrial construction and trade contractors	**1,496**	**7**	**1,489**	1,332	**0.4**	0.3
Metals and mining	**775**	**5**	**770**	634	**0.2**	0.2
Pipelines, oil, and gas	**2,236**	**1**	**2,235**	1,849	**0.5**	0.5
Power and utilities	**1,184**	**–**	**1,184**	1,082	**0.3**	0.3
Professional and other services	**2,107**	**3**	**2,104**	1,824	**0.5**	0.5
Retail sector	**1,969**	**10**	**1,959**	2,024	**0.5**	0.5
Sundry manufacturing and wholesale	**1,650**	**6**	**1,644**	1,491	**0.4**	0.4
Telecommunications, cable and media	**1,022**	**18**	**1,004**	908	**0.2**	0.2
Transportation	**717**	**2**	**715**	537	**0.2**	0.1
Other	**2,236**	**3**	**2,233**	2,511	**0.5**	0.7
Total business and government	**55,797**	**89**	**55,708**	51,651	**13.3**	13.4
Total Canada	**317,572**	**267**	**317,305**	296,407	**75.9**	76.7
United States						
Residential mortgages	**17,362**	**13**	**17,349**	12,478	**4.2**	3.3
Consumer instalment and other personal						
HELOC	**10,122**	**21**	**10,101**	9,630	**2.4**	2.5
Indirect Auto	**13,466**	**3**	**13,463**	9,739	**3.2**	2.5
Other	**490**	**1**	**489**	447	**0.1**	0.1
Credit card	**1,097**	**12**	**1,085**	880	**0.3**	0.2
Total personal	**42,537**	**50**	**42,487**	33,174	**10.2**	8.6
Real estate						
Residential	**3,015**	**18**	**2,997**	3,064	**0.7**	0.8
Non-residential	**9,999**	**34**	**9,965**	9,404	**2.4**	2.4
Total real estate	**13,014**	**52**	**12,962**	12,468	**3.1**	3.2
Agriculture	**275**	**–**	**275**	229	**0.1**	0.1
Automotive	**1,539**	**1**	**1,538**	1,271	**0.4**	0.3
Financial	**2,786**	**1**	**2,785**	2,725	**0.7**	0.7
Food, beverage, and tobacco	**1,322**	**1**	**1,321**	1,227	**0.3**	0.3
Forestry	**410**	**–**	**410**	316	**0.1**	0.1
Government, public sector entities and education	**2,992**	**1**	**2,991**	2,389	**0.7**	0.6
Health and social services	**5,634**	**3**	**5,631**	4,269	**1.3**	1.1
Industrial construction and trade contractors	**1,092**	**6**	**1,086**	1,097	**0.3**	0.3
Metals and mining	**1,000**	**1**	**999**	893	**0.2**	0.2
Pipelines, oil, and gas	**831**	**2**	**829**	801	**0.2**	0.2
Power and utilities	**1,116**	**–**	**1,116**	968	**0.3**	0.3
Professional and other services	**3,637**	**2**	**3,635**	2,868	**0.9**	0.7
Retail sector	**2,306**	**12**	**2,294**	2,311	**0.5**	0.6
Sundry manufacturing and wholesale	**3,057**	**2**	**3,055**	2,626	**0.7**	0.7
Telecommunications, cable and media	**1,182**	**7**	**1,175**	1,049	**0.3**	0.3
Transportation	**3,568**	**9**	**3,559**	2,838	**0.9**	0.7
Other	**1,420**	**1**	**1,419**	1,357	**0.3**	0.4
Total business and government	**47,181**	**101**	**47,080**	41,702	**11.3**	10.8
Total United States	**89,718**	**151**	**89,567**	74,876	**21.5**	19.4
International						
Personal	**11**	**–**	**11**	12	**–**	–
Business and government	**2,653**	**–**	**2,653**	3,520	**0.6**	0.9
Total international	**2,664**	**–**	**2,664**	3,532	**0.6**	0.9
Total excluding other loans	**409,954**	**418**	**409,536**	374,815	**98.0**	97.0
Other loans						
Debt securities classified as loans	**4,994**	**185**	**4,809**	6,332	**1.1**	1.6
Acquired credit-impaired loans[2]	**3,767**	**98**	**3,669**	5,500	**0.9**	1.4
Total other loans	**8,761**	**283**	**8,478**	11,832	**2.0**	3.0
Total	**$ 418,715**	**$ 701**	**$ 418,014**	$ 386,647	**100.0%**	100.0%
Incurred but not identified allowance						
Personal, business and government			**1,788**	1,496		
Debt securities classified as loans			**155**	149		
Total incurred but not identified allowance			**1,943**	1,645		
Total, net of allowance			**$ 416,071**	$ 385,002		
Percentage change over previous year – loans and acceptances, net of counterparty-specific and individually insignificant allowances			**8.11%**	10.38%		
Percentage change over previous year – loans and acceptances, net of allowance			**8.07%**	10.42%		

[1] Based on geographic location of unit responsible for recording revenue.
[2] Includes all FDIC covered loans and other acquired credit-impaired loans.

TABLE 31	LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY GEOGRAPHY[1]

(millions of Canadian dollars, except as noted)					Percentage of total	
			2012	2011	**2012**	2011
	Gross loans	**Counterparty-specific and individually insignificant allowances**	**Net loans**	Net loans		
Canada						
Atlantic provinces	**$ 3,069**	**$ 6**	**$ 3,063**	$ 3,026	**0.7%**	0.8%
British Columbia[2]	**16,535**	**21**	**16,514**	16,326	**3.9**	4.2
Ontario[2]	**268,471**	**185**	**268,286**	248,050	**64.2**	64.2
Prairies[2]	**21,255**	**22**	**21,233**	21,168	**5.1**	5.5
Québec	**8,242**	**33**	**8,209**	7,837	**2.0**	2.0
Total Canada	**317,572**	**267**	**317,305**	296,407	**75.9**	76.7
United States						
Carolinas (North and South)	**3,261**	**2**	**3,259**	1,686	**0.8**	0.4
Florida	**4,573**	**6**	**4,567**	2,635	**1.1**	0.7
New England[3]	**25,964**	**73**	**25,891**	23,201	**6.2**	6.0
New Jersey	**15,059**	**33**	**15,026**	12,034	**3.6**	3.1
New York	**15,660**	**14**	**15,646**	12,119	**3.8**	3.1
Pennsylvania	**6,756**	**16**	**6,740**	5,776	**1.6**	1.5
Other	**18,445**	**7**	**18,438**	17,425	**4.4**	4.6
Total United States	**89,718**	**151**	**89,567**	74,876	**21.5**	19.4
International						
Europe	**1,239**	**–**	**1,239**	1,582	**0.3**	0.4
Other	**1,425**	**–**	**1,425**	1,950	**0.3**	0.5
Total international	**2,664**	**–**	**2,664**	3,532	**0.6**	0.9
Total excluding other loans	**409,954**	**418**	**409,536**	374,815	**98.0**	97.0
Other loans	**8,761**	**283**	**8,478**	11,832	**2.0**	3.0
Total	**$ 418,715**	**$ 701**	**$ 418,014**	$ 386,647	**100.0%**	100.0%
Incurred but not identified allowance			**1,943**	1,645		
Total, net of allowance			**$ 416,071**	$ 385,002		

Percentage change over previous year – loans and acceptances, net of counterparty-specific and individually insignificant allowances for loan losses	**2012**	2011
Canada	**7.1%**	9.3%
United States	**19.6**	22.2
International	**(24.6)**	7.9
Other loans	**(28.3)**	(18.3)
Total	**8.1%**	10.4%

[1] Based on geographic location of unit responsible for recording revenue.
[2] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[3] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided below.

TABLE 32	LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS

(millions of Canadian dollars)	Loans authorized		Amount outstanding	
Loan amount	**2012**	2011	**2012**	2011
$0–$24,999	**$ 995**	$ 1,095	**$ 387**	$ 425
$25,000–$49,999	**1,104**	1,359	**539**	624
$50,000–$99,999	**2,129**	2,340	**1,140**	1,258
$100,000–$249,999	**5,723**	5,980	**3,738**	3,951
$250,000–$499,999	**7,145**	7,092	**5,070**	5,046
$500,000–$999,999	**8,810**	8,455	**5,982**	5,792
$1,000,000–$4,999,999	**28,138**	26,584	**17,409**	16,074
Total[1]	**$ 54,044**	$ 52,905	**$ 34,265**	$ 33,170

[1] Personal loans used for business purposes are not included in these totals.

IMPAIRED LOANS

An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, gross impaired loans increased $25 million, or 1% over 2011. Gross impaired loan formations increased year over year by $646 million, primarily driven by the acquisition of the MBNA Canada credit card portfolio and reclassifications of certain past due accounts in Canada and performing loans in the U.S.

In Canada, net impaired loans increased by $118 million, or 13% in 2012 primarily due to an adjustment on certain past due home equity lines of credit accounts, and the acquisition of the MBNA Canada credit card portfolio. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated impaired loans net of counterparty-specific and individually insignificant allowances of $910 million, an increase of $74 million, or 9%, over 2011. Business and government loans generated $132 million in net impaired loans, an increase of $44 million, or 50%, over 2011. Business and government impaired loans were distributed across industry sectors.

In the U.S., net impaired loans decreased by $81 million, or 7% in 2012 primarily due to continued improvement in business and government loans offset by volume growth and one-time reclassifications of personal loans in line with regulatory guidance. Business and government loans generated $663 million in net impaired loans, a decrease of $233 million, or 26%, over 2011. Business and government impaired loans were highly concentrated in the real estate sector. Net impaired loan decreases across industry sectors in 2012 were due to improved credit quality. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated net impaired loans of $395 million, an increase of $152 million, or 63%, over 2011, due primarily to volume growth and one-time reclassifications of certain performing loans in line with regulatory guidance.

Geographically, 50% of total impaired loans net of counterparty-specific and individually insignificant allowances were generated in Canada and 50% in the U.S. Net impaired loans in Canada were concentrated in Ontario, which represented 24% of total net impaired loans, up from 20% in 2011. U.S. net impaired loans were concentrated in New Jersey and New York, representing 12% and 7% of net impaired loans, flat with 12% and 7% respectively, in 2011.

TABLE 33 **CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES**

(millions of Canadian dollars)	**2012**	2011
Personal, business and government loans[1,2]		
Balance at beginning of period	**$ 2,493**	$ 2,535
Additions	**4,256**	3,610
Return to performing status, repaid or sold	**(2,261)**	(2,015)
Write-offs	**(1,969)**	(1,629)
Foreign exchange and other adjustments	**(1)**	(8)
Balance at end of period	**$ 2,518**	$ 2,493

[1] Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 7 to the 2012 Consolidated Financial Statements.

[2] Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-agency Collateralized Mortgage Obligations" section of this document and Note 7 to the 2012 Consolidated Financial Statements.

TABLE 34	IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1,2,3]

(millions of Canadian dollars, except as noted)

			2012	2011	Percentage of total 2012	Percentage of total 2011
	Gross impaired loans	**Counterparty-specific and individually insignificant allowances**	**Net impaired loans**	Net impaired loans		
Canada						
Residential mortgages[4]	**$ 479**	**$ 14**	**$ 465**	$ 596	**22.1%**	28.9%
Consumer instalment and other personal						
HELOC	**327**	**21**	**306**	180	**14.6**	8.6
Indirect Auto	**37**	**23**	**14**	16	**0.7**	0.8
Other	**79**	**49**	**30**	26	**1.4**	1.3
Credit card	**166**	**71**	**95**	18	**4.5**	0.9
Total personal	**1,088**	**178**	**910**	836	**43.3**	40.5
Real estate						
Residential	**30**	**15**	**15**	13	**0.7**	0.6
Non-residential	**3**	**2**	**1**	6	**0.1**	0.3
Total real estate	**33**	**17**	**16**	19	**0.8**	0.9
Agriculture	**5**	**1**	**4**	5	**0.2**	0.2
Automotive	**3**	**1**	**2**	1	**0.1**	0.1
Financial	**30**	**9**	**21**	1	**1.0**	0.1
Food, beverage, and tobacco	**3**	**1**	**2**	1	**0.1**	0.1
Forestry	**5**	**1**	**4**	–	**0.2**	–
Government, public sector entities and education	**4**	**2**	**2**	3	**0.1**	0.1
Health and social services	**19**	**2**	**17**	1	**0.8**	0.1
Industrial construction and trade contractors	**13**	**7**	**6**	7	**0.3**	0.3
Metals and mining	**6**	**5**	**1**	3	**0.1**	0.1
Pipelines, oil, and gas	**2**	**1**	**1**	2	**0.1**	0.1
Professional and other services	**7**	**3**	**4**	3	**0.2**	0.1
Retail sector	**32**	**10**	**22**	21	**1.0**	1.0
Sundry manufacturing and wholesale	**14**	**6**	**8**	14	**0.3**	0.7
Telecommunications, cable and media	**37**	**18**	**19**	1	**0.9**	0.1
Transportation	**2**	**2**	**–**	1	**–**	0.1
Other	**6**	**3**	**3**	5	**0.1**	0.2
Total business and government	**221**	**89**	**132**	88	**6.3**	4.3
Total Canada	**1,309**	**267**	**1,042**	924	**49.6**	44.8
United States						
Residential mortgages	**200**	**13**	**187**	161	**8.9**	7.8
Consumer instalment and other personal						
HELOC	**200**	**21**	**179**	73	**8.5**	3.6
Indirect Auto	**27**	**3**	**24**	6	**1.2**	0.3
Other	**3**	**1**	**2**	–	**0.1**	–
Credit card	**15**	**12**	**3**	3	**0.1**	0.1
Total personal	**445**	**50**	**395**	243	**18.8**	11.8
Real estate						
Residential	**151**	**18**	**133**	250	**6.3**	12.1
Non-residential	**225**	**34**	**191**	282	**9.1**	13.7
Total real estate	**376**	**52**	**324**	532	**15.4**	25.8
Agriculture	**2**	**–**	**2**	4	**0.1**	0.2
Automotive	**16**	**1**	**15**	20	**0.7**	1.0
Financial	**7**	**1**	**6**	16	**0.3**	0.8
Food, beverage, and tobacco	**8**	**1**	**7**	6	**0.3**	0.3
Forestry	**1**	**–**	**1**	1	**0.1**	0.1
Government, public sector entities and education	**4**	**1**	**3**	7	**0.1**	0.3
Health and social services	**29**	**3**	**26**	50	**1.2**	2.4
Industrial construction and trade contractors	**46**	**6**	**40**	34	**1.9**	1.6
Metals and mining	**27**	**1**	**26**	10	**1.2**	0.5
Pipelines, oil, and gas	**6**	**2**	**4**	–	**0.2**	–
Power and utilities	**–**	**–**	**–**	6	**–**	0.3
Professional and other services	**39**	**2**	**37**	39	**1.8**	1.9
Retail sector	**82**	**12**	**70**	90	**3.4**	4.3
Sundry manufacturing and wholesale	**48**	**2**	**46**	22	**2.2**	1.1
Telecommunications, cable and media	**17**	**7**	**10**	6	**0.5**	0.3
Transportation	**41**	**9**	**32**	46	**1.5**	2.2
Other	**15**	**1**	**14**	7	**0.7**	0.3
Total business and government	**764**	**101**	**663**	896	**31.6**	43.4
Total United States	**1,209**	**151**	**1,058**	1,139	**50.4**	55.2
International						
Business and government	**–**	**–**	**–**	–	**–**	–
Total international	**–**	**–**	**–**	–	**–**	–
Total[2,3]	**$ 2,518**	**$ 418**	**$ 2,100**	$ 2,063	**100.0%**	100.0%
Net impaired loans as a % of common equity			**4.76%**	5.27%		

[1] Based on geographic location of unit responsible for recording revenue.

[2] Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 7 to the 2012 Consolidated Financial Statements.

[3] Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-agency Collateralized Mortgage Obligations" section of this document and Note 7 to the 2012 Consolidated Financial Statements.

[4] Does not include trading loans with a fair value of $8,271 million at October 31, 2012 (October 31, 2011 – $5,325 million) and amortized cost of $8,312 million at October 31, 2012 (October 31, 2011 – $5,076 million), and loans designated at fair value through profit or loss of $13 million at October 31, 2012 (October 31, 2011 – $14 million) and amortized cost of nil at October 31, 2012 (October 31, 2011 – $5 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

TABLE 35 **IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES FOR LOAN LOSSES BY GEOGRAPHY**[1,2]

(millions of Canadian dollars, except as noted)

	2012			2011	Percentage of total **2012**	Percentage of total 2011
	Gross impaired loans	**Counterparty-specific and individually insignificant allowances**	**Net impaired loans**	Net impaired loans		
Canada						
Atlantic provinces	**$ 32**	**$ 6**	**$ 26**	$ 23	**1.3%**	1.1%
British Columbia[3]	**223**	**21**	**202**	159	**9.6**	7.7
Ontario[3]	**694**	**185**	**509**	412	**24.2**	20.0
Prairies[3]	**207**	**22**	**185**	219	**8.8**	10.6
Québec	**153**	**33**	**120**	111	**5.7**	5.4
Total Canada[4]	**1,309**	**267**	**1,042**	924	**49.6**	44.8
United States						
Carolinas (North and South)	**25**	**2**	**23**	8	**1.1**	0.4
Florida	**44**	**6**	**38**	45	**1.8**	2.2
New England[5]	**442**	**73**	**369**	386	**17.6**	18.7
New Jersey	**285**	**33**	**252**	250	**12.0**	12.1
New York	**151**	**14**	**137**	134	**6.5**	6.5
Pennsylvania	**107**	**16**	**91**	167	**4.4**	8.1
Other	**155**	**7**	**148**	149	**7.0**	7.2
Total United States[4]	**1,209**	**151**	**1,058**	1,139	**50.4**	55.2
Total[1]	**$ 2,518**	**$ 418**	**$ 2,100**	$ 2,063	**100.0%**	100.0%
Net impaired loans as a % of net loans[6]			**0.52%**	0.56%		

[1] Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 7 to the 2012 Consolidated Financial Statements.

[2] Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-agency Collateralized Mortgage Obligations" section of this document and Note 7 to the 2012 Consolidated Financial Statements.

[3] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

[4] Does not include trading loans with a fair value of $8,271 million at October 31, 2012 (October 31, 2011 – $5,325 million) and amortized cost of $8,312 million at October 31, 2012 (October 31, 2011 – $5,076 million), and loans designated at fair value through profit or loss of $13 million at October 31, 2012 (October 31, 2011 – $14 million) and amortized cost of nil at October 31, 2012 (October 31, 2011 – $5 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

[5] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

[6] Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of counterparty-specific and collectively assessed allowances. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb all credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Counterparty-specific Allowance

The Bank establishes counterparty-specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on the discounting of expected future cash flows. Counterparty-specific allowances for loan losses are established to reduce the book value of loans to their estimated realizable amounts.

During 2012, counterparty-specific allowances decreased by $11 million, or 3%, resulting in a total counterparty-specific allowance of $386 million. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, counterparty-specific allowance decreased by $18 million, or 10% from the prior year.

Collectively assessed allowance for individually insignificant impaired loans

Individually insignificant loans, such as the Bank's personal and small business banking loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates, and the type of collateral pledged.

During 2012, collectively assessed allowance for individually insignificant impaired loans increased by $43 million, or 16%, resulting in a total collectively assessed allowance for individually insignificant impaired loans of $317 million. Excluding FDIC covered loans and other acquired credit–impaired loans, collectively assessed allowance for individually insignificant impaired loans increased by $6 million, or 2% from the prior year.

Collectively assessed allowance for incurred but not identified credit losses

The collectively assessed allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of collectively assessed allowance for incurred but not identified losses reflects exposures across all portfolios and categories. The collectively assessed allowance for incurred but not identified allowance for credit losses is reviewed on a quarterly basis using credit risk models and management's judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) of the related portfolios. The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default. EAD is the total amount the Bank expects to be exposed to at the time of default.

For the non-retail portfolio, allowances are estimated using borrower specific information. The LGD is based on the security of the facility; EAD is a function of the current usage, the borrower's risk rating, and the committed amount of the facility. For the retail portfolio, the collectively assessed allowance for incurred but not identified credit losses is calculated on a portfolio level and is based on statistical estimates of loss using historical loss and forecasted balances. Recovery data models are used in the management of Canadian retail portfolios and are validated against historical experience.

At October 31, 2012 the collectively assessed allowance for incurred but not identified loan losses was $1,943 million, up from $1,645 million at October 31, 2011. Excluding debt securities classified as loans collectively assessed allowance for incurred but not identified loan losses increased by $292 million, or 20% from the prior year primarily due to the acquisition of the MBNA Canada credit card portfolio.

The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the year ended October 31, 2012, certain refinements, not material individually or in aggregate, were made to the methodology, and the resulting net reduction was included as an item of note. Allowance for credit losses are more fully described in Note 7 to the Consolidated Financial Statements.

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to income to bring the total allowance for credit losses, including both counterparty-specific and collectively assessed allowances, to a level that management considers adequate to absorb all credit-related losses in the Bank's loan portfolio. Provisions in the year are reduced by any recoveries in the year.

The Bank recorded total provision for credit losses of $1,795 million in 2012, compared with a total provision of $1,490 million in 2011. This amount comprised $1,575 million of counterparty-specific and individually insignificant provisions and $220 million in collectively assessed incurred but not identified provisions. Total provision for credit losses as a percentage of net average loans and acceptances increased to 0.45% from 0.42% in 2011 primarily due to the acquisition of the MBNA Canada credit card portfolio.

In Canada, residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $731 million, a decrease of $34 million, or 4%, over 2011. Business and government loans required counterparty-specific and individually insignificant provisions of $105 million, an increase of $47 million, or 81%, over 2011. Business and government counterparty-specific and individually insignificant provisions were distributed across all industry sectors.

In the U.S., residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $319 million, an increase of $105 million, or 49%, over 2011. Business and government loans required counterparty-specific and individually insignificant provisions of $300 million, an increase of $48 million, or 19%, over 2011. Similar to impaired loans, business and government counterparty-specific and individually insignificant provisions were highly concentrated in the real estate sector. The increase in allowance for credit losses is partially due to a provision of $54 million related to Superstorm Sandy.

Geographically, 53% of counterparty-specific and individually insignificant provisions were attributed to Canada and 39% to the U.S. Canadian counterparty-specific provisions were concentrated in Ontario, which represented 39% of total counterparty-specific provisions, down from 43% in 2011. U.S. counterparty-specific provisions were concentrated in New Jersey and New York, representing 6% and 5% of total counterparty-specific provisions, compared to 8% and 4% respectively in 2011.

Table 36 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 36 **PROVISION FOR CREDIT LOSSES**[1]

(millions of Canadian dollars)	**2012**	2011
Provision for credit losses – counterparty-specific and individually insignificant		
Provision for credit losses – counterparty-specific	**$ 447**	$ 421
Provision for credit losses – individually insignificant	**1,415**	1,298
Recoveries	**(287)**	(264)
Total provision for credit losses for counterparty-specific and individually insignificant	**1,575**	1,455
Provision for credit losses – incurred but not identified		
Canadian Personal and Commercial Banking and Wholesale Banking	**183**	–
U.S. Personal and Commercial Banking	**37**	32
Other	**–**	3
Total provision for credit losses – incurred but not identified	**220**	35
Provision for credit losses	**$ 1,795**	$ 1,490

[1] Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TABLE 37 **PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR**[1]

(millions of Canadian dollars, except as noted)

			Percentage of total	
	2012	2011	**2012**	2011
Provision for credit losses – counterparty-specific and individually insignificant				
Canada				
Residential mortgages[2]	**$ 10**	$ 11	**0.6%**	0.8%
Consumer instalment and other personal				
HELOC	**21**	13	**1.3**	0.9
Indirect Auto	**131**	136	**8.3**	9.3
Other	**261**	283	**16.6**	19.5
Credit card	**308**	322	**19.6**	22.1
Total personal	**731**	765	**46.4**	52.6
Real estate				
Residential	**12**	(6)	**0.8**	(0.4)
Non-residential	**2**	2	**0.1**	0.1
Total real estate	**14**	(4)	**0.9**	(0.3)
Agriculture	**2**	–	**0.1**	–
Automotive	**4**	2	**0.2**	0.1
Financial	**6**	1	**0.4**	0.1
Food, beverage, and tobacco	**1**	5	**0.1**	0.4
Forestry	**1**	–	**0.1**	–
Government, public sector entities and education	**–**	2	**–**	0.1
Health and social services	**1**	–	**0.1**	–
Industrial construction and trade contractors	**13**	13	**0.8**	0.9
Metals and mining	**6**	(1)	**0.4**	(0.1)
Pipelines, oil and gas	**–**	(3)	**–**	(0.2)
Professional and other services	**8**	11	**0.5**	0.8
Retail sector	**16**	24	**1.0**	1.6
Sundry manufacturing and wholesale	**8**	–	**0.5**	–
Telecommunications, cable and media	**19**	(2)	**1.2**	(0.1)
Transportation	**3**	7	**0.2**	0.5
Other	**3**	3	**0.2**	0.2
Total business and government	**105**	58	**6.7**	4.0
Total Canada	**836**	823	**53.1**	56.6
United States				
Residential mortgages	**22**	17	**1.4**	1.2
Consumer instalment and other personal				
HELOC	**93**	59	**5.9**	4.0
Indirect Auto	**111**	41	**7.1**	2.8
Other	**48**	49	**3.0**	3.4
Credit card	**45**	48	**2.9**	3.3
Total personal	**319**	214	**20.3**	14.7
Real estate				
Residential	**72**	70	**4.6**	4.8
Non-residential	**66**	60	**4.2**	4.1
Total real estate	**138**	130	**8.8**	8.9
Agriculture	**1**	–	**0.1**	–
Automotive	**3**	1	**0.2**	0.1
Financial	**22**	8	**1.4**	0.5
Food, beverage, and tobacco	**5**	1	**0.3**	0.1
Government, public sector entities and education	**7**	1	**0.4**	0.1
Health and social services	**7**	4	**0.4**	0.3
Industrial construction and trade contractors	**19**	22	**1.2**	1.5
Metals and mining	**3**	9	**0.2**	0.6
Pipelines, oil and gas	**1**	(18)	**0.1**	(1.3)
Power and utilities	**2**	3	**0.1**	0.2
Professional and other services	**6**	25	**0.4**	1.7
Retail sector	**26**	20	**1.7**	1.4
Sundry manufacturing and wholesale	**21**	7	**1.3**	0.5
Telecommunications, cable and media	**8**	4	**0.5**	0.3
Transportation	**18**	9	**1.1**	0.6
Other	**13**	26	**0.8**	1.8
Total business and government[2]	**300**	252	**19.0**	17.3
Total United States	**619**	466	**39.3**	32.0
Total excluding other loans	**1,455**	1,289	**92.4**	88.6
Other loans				
Debt securities classified as loans	**6**	85	**0.4**	5.8
Acquired credit-impaired loans[3]	**114**	81	**7.2**	5.6
Total other loans	**120**	166	**7.6**	11.4
Total provision for credit losses – counterparty-specific and individually insignificant	**$ 1,575**	$ 1,455	**100.0%**	100.0%
Provision for credit losses – incurred but not identified				
Personal, business and government	**214**	45		
Debt securities classified as loans	**6**	(10)		
Total provision for credit losses – incurred but not identified	**220**	35		
Total provision for credit losses	**$ 1,795**	$ 1,490		

[1] Based on geographic location of unit responsible for recording revenue.

[2] Does not include trading loans with a fair value of $8,271 million at October 31, 2012 (October 31, 2011 – $5,325 million) and amortized cost of $8,312 million at October 31, 2012 (October 31, 2011 – $5,076 million), and loans designated at fair value through profit or loss of $13 million at October 31, 2012 (October 31, 2011 – $14 million) and amortized cost of nil at October 31, 2012 (October 31, 2011 – $5 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

[3] Includes all FDIC covered loans and other ACI loans.

TABLE 38	PROVISION FOR CREDIT LOSSES BY GEOGRAPHY[1]			
(millions of Canadian dollars, except as noted)			Percentage of total	
	2012	2011	**2012**	2011
Canada				
Atlantic provinces	**$ 23**	$ 23	**1.3%**	1.5%
British Columbia[2]	**55**	53	**3.0**	3.6
Ontario[2]	**616**	631	**34.3**	42.3
Prairies[2]	**72**	66	**4.0**	4.4
Québec	**70**	50	**3.9**	3.4
Total Canada[3]	**836**	823	**46.5**	55.2
United States				
Carolinas (North and South)	**12**	11	**0.7**	0.7
Florida	**17**	31	**0.9**	2.1
New England[4]	**208**	147	**11.6**	9.9
New Jersey	**92**	111	**5.1**	7.4
New York	**75**	65	**4.2**	4.4
Pennsylvania	**73**	52	**4.1**	3.5
Other	**142**	49	**7.9**	3.3
Total United States[3]	**619**	466	**34.5**	31.3
International				
Other	**–**	–	**–**	–
Total international	**–**	–	**–**	–
Total excluding other loans	**1,455**	1,289	**81.0**	86.5
Other loans	**120**	166	**6.7**	11.2
Total counterparty-specific and individually insignificant provision	**1,575**	1,455	**87.7**	97.7
Incurred but not identified provision	**220**	35	**12.3**	2.3
Total provision for credit losses	**$ 1,795**	$ 1,490	**100.0%**	100.0%

Provision for credit losses as a % of average net loans and acceptances[5]		
Canada		
Residential mortgages	**0.01%**	0.01%
Credit card, consumer instalment and other personal	**0.67**	0.74
Business and government	**0.21**	0.13
Total Canada	**0.27**	0.30
United States		
Residential mortgages	**0.15**	0.16
Credit card, consumer instalment and other personal	**1.30**	1.16
Business and government	**0.67**	0.66
Total United States	**0.75**	0.71
International	**–**	–
Total excluding other loans	**0.37**	0.37
Other loans	**1.18**	1.34
Total counterparty-specific and individually insignificant provision	**0.39**	0.41
Incurred but not identified provision	**0.06**	0.01
Total provision for credit losses as a % of average net loans and acceptances	**0.45%**	0.42%

[1] Based on geographic location of unit responsible for recording revenue.
[2] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[3] Does not include trading loans with a fair value of $8,271 million at October 31, 2012 (October 31, 2011 – $5,325 million) and amortized cost of $8,312 million at October 31, 2012 (October 31, 2011 – $5,076 million), and loans designated at fair value through profit or loss of $13 million at October 31, 2012 (October 31, 2011 – $14 million) and amortized cost of nil at October 31, 2012 (October 31, 2011 – $5 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
[4] The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
[5] Includes customers' liability under acceptances.

Non-Prime Loans

As at October 31, 2012, the Bank had approximately $2.3 billion gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 5% on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal and Spain (GIIPS).

TABLE 39 **EXPOSURE TO EUROPE**

1) Total Net Exposure by Country and Counterparty

(millions of Canadian dollars) **October 31, 2012**

	Loans and Commitments[1]				**Derivatives, Repos and Securities Lending[2]**				**Trading and Investment Portfolio[3,4]**				**Total**
Country	**Corporate**	**Sovereign**	**Financial**	**Total**	**Corporate**	**Sovereign**	**Financial**	**Total**	**Corporate**	**Sovereign**	**Financial**	**Total**	**Exposure[5]**
GIIPS													
Greece	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ 4**	**$ 4**	**$ –**	**$ –**	**$ –**	**$ –**	**$ 4**
Italy	**–**	**97**	**–**	**97**	**–**	**–**	**3**	**3**	**17**	**2**	**19**	**38**	**138**
Ireland	**–**	**–**	**–**	**–**	**–**	**–**	**66**	**66**	**–**	**–**	**1**	**1**	**67**
Portugal	**–**	**–**	**–**	**–**	**–**	**–**	**3**	**3**	**–**	**–**	**–**	**–**	**3**
Spain	**70**	**–**	**48**	**118**	**14**	**–**	**19**	**33**	**11**	**1**	**203**	**215**	**366**
Total GIIPS	**$ 70**	**$ 97**	**$ 48**	**$ 215**	**$ 14**	**$ –**	**$ 95**	**$ 109**	**$ 28**	**$ 3**	**$ 223**	**$ 254**	**$ 578**
Rest of Europe													
France	**393**	**–**	**24**	**417**	**115**	**366**	**779**	**1,260**	**54**	**1,690**	**163**	**1,907**	**3,584**
Germany	**659**	**185**	**80**	**924**	**262**	**1,167**	**816**	**2,245**	**124**	**3,929**	**50**	**4,103**	**7,272**
Netherlands	**369**	**–**	**260**	**629**	**283**	**25**	**460**	**768**	**53**	**4,721**	**1,294**	**6,068**	**7,465**
Sweden	**–**	**–**	**4**	**4**	**–**	**–**	**80**	**80**	**1**	**380**	**401**	**782**	**866**
Switzerland	**529**	**–**	**76**	**605**	**–**	**–**	**969**	**969**	**31**	**–**	**297**	**328**	**1,902**
United Kingdom	**1,439**	**483**	**216**	**2,138**	**476**	**73**	**2,466**	**3,015**	**101**	**64**	**4,726**	**4,891**	**10,044**
Other[6]	**15**	**59**	**25**	**99**	**32**	**189**	**323**	**544**	**13**	**2,002**	**165**	**2,180**	**2,823**
Rest of Europe	**$ 3,404**	**$ 727**	**$ 685**	**$ 4,816**	**$ 1,168**	**$ 1,820**	**$ 5,893**	**$ 8,881**	**$ 377**	**$ 12,786**	**$ 7,096**	**$ 20,259**	**$ 33,956**
Total Europe	**$ 3,474**	**$ 824**	**$ 733**	**$ 5,031**	**$ 1,182**	**$ 1,820**	**$ 5,988**	**$ 8,990**	**$ 405**	**$ 12,789**	**$ 7,319**	**$ 20,513**	**$ 34,534**

October 31, 2011

Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Total Exposure
GIIPS													
Greece	$ –	$ –	$ –	$ –	$ –	$ –	$ 3	$ 3	$ –	$ –	$ 1	$ 1	$ 4
Italy	–	–	–	–	–	–	14	14	6	217	1	224	238
Ireland	–	–	–	–	9	–	64	73	10	17	4	31	104
Portugal	–	–	–	–	–	–	3	3	3	–	–	3	6
Spain	69	–	84	153	12	–	44	56	18	188	273	479	688
Total GIIPS	$ 69	$ –	$ 84	$ 153	$ 21	$ –	$ 128	$ 149	$ 37	$ 422	$ 279	$ 738	$ 1,040
Rest of Europe													
France	375	–	8	383	96	148	635	879	60	1,964	394	2,418	3,680
Germany	451	–	95	546	206	1,192	650	2,048	140	3,060	84	3,284	5,878
Netherlands	414	–	257	671	181	–	430	611	27	5,128	1,386	6,541	7,823
Sweden	35	–	10	45	–	–	54	54	2	1,039	813	1,854	1,953
Switzerland	400	–	24	424	–	–	765	765	5	381	245	631	1,820
United Kingdom	1,486	243	141	1,870	589	15	1,904	2,508	68	3,543	2,170	5,781	10,159
Other[6]	180	–	24	204	77	74	407	558	24	1,771	493	2,288	3,050
Rest of Europe	$ 3,341	$ 243	$ 559	$ 4,143	$ 1,149	$ 1,429	$ 4,845	$ 7,423	$ 326	$ 16,886	$ 5,585	$ 22,797	$ 34,363
Total Europe	$ 3,410	$ 243	$ 643	$ 4,296	$ 1,170	$ 1,429	$ 4,973	$ 7,572	$ 363	$ 17,308	$ 5,864	$ 23,535	$ 35,403

[1] Exposures are presented net of impairment charges, where applicable. There were no impairment charges for European exposures as at October 31, 2012 or October 31, 2011.

[2] Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $0.9 billion (October 31, 2011 – $2.3 billion) for GIIPS and $31.6 billion (October 31, 2011 – $19.0 billion) for the rest of Europe. Derivatives are presented as net exposures where there is an ISDA master netting agreement.

[3] Trading Portfolio exposures are net of eligible short positions. Deposits of $2.6 billion (October 31, 2011 – $2.5 billion) are included in the Trading and Investment Portfolio.

[4] The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at October 31, 2012 and October 31, 2011.

[5] The reported exposures do not include $0.3 billion (October 31, 2011 – $0.2 billion) of protection the Bank purchased via credit default swaps.

[6] Other European exposure is distributed across 11 countries, each of which has a net exposure below $1.0 billion as at October 31, 2012 and October 31, 2011.

2) Gross European Lending Exposure by Country

(millions of Canadian dollars)

	October 31, 2012		
	Loans and Commitments		
Country	**Direct[1]**	**Indirect[2]**	**Total**
GIIPS			
Greece	$ –	$ –	$ –
Italy	97	–	97
Ireland	–	–	–
Portugal	–	–	–
Spain	26	92	118
Total GIIPS	**$ 123**	**$ 92**	**$ 215**
Rest of Europe			
France	42	375	417
Germany	346	578	924
Netherlands	32	597	629
Sweden	–	4	4
Switzerland	119	486	605
United Kingdom	641	1,497	2,138
Other	72	27	99
Rest of Europe	**$ 1,252**	**$ 3,564**	**$ 4,816**
Total Europe	**$ 1,375**	**$ 3,656**	**$ 5,031**
			October 31, 2011
GIIPS			
Greece	$ –	$ –	$ –
Italy	–	–	–
Ireland	–	–	–
Portugal	–	–	–
Spain	30	123	153
Total GIIPS	$ 30	$ 123	$ 153
Rest of Europe			
France	6	377	383
Germany	32	514	546
Netherlands	43	628	671
Sweden	–	45	45
Switzerland	54	369	423
United Kingdom	393	1,478	1,871
Other	108	96	204
Rest of Europe	$ 636	$ 3,507	$ 4,143
Total Europe	$ 666	$ 3,630	$ 4,296

[1] Includes funded loans and banker's acceptances.
[2] Includes undrawn commitments and letters of credit.

Of the Bank's European exposure, approximately 97% is to counterparties in countries rated AAA by either Moody's or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody's or S&P, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $3.6 billion of direct exposure to Supranational entities with European sponsorship, and the following indirect exposure: $493 million of European collateral from non-European counterparties related to repo and securities lending transactions that are margined daily; $53 million of European collateral relating to exposure to a Special Purpose Vehicle that has been in run-off since 2008; and $20 million invested in European diversified investment funds.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

EXPOSURE TO ACQUIRED CREDIT-IMPAIRED LOANS (ACI)

ACI loans are loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.

ACI loans were acquired through the South Financial acquisition, the FDIC-assisted acquisitions, which include FDIC covered loans subject to loss sharing agreements with the FDIC, the Chrysler Financial acquisition, and the acquisition of the MBNA Canada credit card portfolio. The following table presents the unpaid principal balance, carrying value, allowance for counterparty-specific credit losses, allowance for individually insignificant credit losses and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at October 31, 2012.

TABLE 40 **ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO**

(millions of Canadian dollars)						**October 31, 2012**
	Unpaid principal balance[1]	**Carrying value**	**Allowance for counterparty-specific credit losses**	**Allowance for individually insignificant credit losses**	**Carrying value net of allowance**	**Percentage of unpaid principal balance**
FDIC-assisted acquisitions	**$ 1,070**	**$ 1,002**	**$ 5**	**$ 54**	**$ 943**	**88.1%**
South Financial	**2,719**	**2,519**	**26**	**12**	**2,481**	**91.2**
Other[2]	**283**	**246**	**–**	**1**	**245**	**86.6**
Total ACI loan portfolio	**$ 4,072**	**$ 3,767**	**$ 31**	**$ 67**	**$ 3,669**	**90.1%**
						October 31, 2011
FDIC-assisted acquisitions	$ 1,452	$ 1,347	$ 8	$ 22	$ 1,317	90.7%
South Financial	4,117	3,695	22	5	3,668	89.1
Chrysler Financial	540	518	–	3	515	95.4
Total ACI loan portfolio	$ 6,109	$ 5,560	$ 30	$ 30	$ 5,500	90.0%

[1] Represents contractual amount owed net of charge-offs since inception of loan.
[2] Other includes the ACI loan portfolios of Chrysler Financial and MBNA Canada.

During the year ended October 31, 2012, the Bank recorded $114 million of provision for credit losses on ACI loans. The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 41 **ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS**

(millions of Canadian dollars)	**October 31, 2012**		October 31, 2011	
	Unpaid principal balance[1]		Unpaid principal balance[1]	
Past due contractual status				
Current and less than 30 days past due	**$ 3,346**	**82.2%**	$ 5,061	82.8%
30–89 days past due	**182**	**4.5**	237	3.9
90 or more days past due	**544**	**13.3**	811	13.3
Total ACI loans	**$ 4,072**	**100.0%**	$ 6,109	100.0%
Geographic region				
Florida	**$ 2,079**	**51.0%**	$ 2,834	46.4%
South Carolina	**1,278**	**31.4**	1,993	32.6
North Carolina	**427**	**10.5**	729	11.9
Other U.S./Canada	**288**	**7.1**	553	9.1
Total ACI loans	**$ 4,072**	**100.0%**	$ 6,109	100.0%

[1] Represents contractual amount owed net of charge-offs since inception of loan.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)

Due to the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses – counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, such as the Bank's business and government loans and debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at October 31, 2012 was US$156 million. The total provision for credit losses recognized in 2012 was US$12 million compared to US$51 million in 2011.

The following table presents the unpaid principal balance, carrying value, allowance for credit losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio at October 31, 2012. As of October 31, 2012 the balance of the remaining acquisition-related incurred loss was US$315 million (2011 – US$420 million); this amount is reflected below as a component of the discount from par to carrying value.

TABLE 42 NON-AGENCY CMO LOANS PORTFOLIO

(millions of U.S. dollars)

					October 31, 2012
	Par value	**Carrying value**	**Allowance for loan losses**	**Carrying value net of allowance**	**Percentage of par value**
Non-Agency CMOs	**$ 3,357**	**$ 2,830**	**$ 340**	**$ 2,490**	**74.2%**
					October 31, 2011
Non-Agency CMOs	$ 4,268	$ 3,568	$ 327	$ 3,241	75.9%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank's risk inherent on the entire portfolio. As a result, 14% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank's assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 43 NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR

(millions of U.S. dollars)

						October 31, 2012
	Alt-A		**Prime Jumbo**		**Total**	
	Amortized cost	**Fair value**	**Amortized cost**	**Fair value**	**Amortized cost**	**Fair value**
2003	**$ 142**	**$ 160**	**$ 148**	**$ 152**	**$ 290**	**$ 312**
2004	**295**	**324**	**99**	**111**	**394**	**435**
2005	**538**	**582**	**170**	**178**	**708**	**760**
2006	**313**	**321**	**233**	**232**	**546**	**553**
2007	**478**	**515**	**230**	**242**	**708**	**757**
Total portfolio net of counterparty-specific and individually insignificant credit losses	**$ 1,766**	**$ 1,902**	**$ 880**	**$ 915**	**$ 2,646**	**$ 2,817**
Less: allowance for incurred but not identified credit losses					**156**	
Total					**$ 2,490**	
						October 31, 2011
2003	$ 204	$ 215	$ 217	$ 222	$ 421	$ 437
2004	374	393	182	189	556	582
2005	621	648	309	311	930	959
2006	358	320	286	275	644	595
2007	548	501	292	299	840	800
Total portfolio net of counterparty-specific and individually insignificant credit losses	$ 2,105	$ 2,077	$ 1,286	$ 1,296	$ 3,391	$ 3,373
Less: allowance for incurred but not identified credit losses					150	
Total					$ 3,241	

GROUP FINANCIAL CONDITION

Capital Position

TABLE 44 | CAPITAL STRUCTURE AND RATIOS[1]

(millions of Canadian dollars, except as noted)	**2012 Basel II**	2011 Basel II
Tier 1 capital		
Common shares	**$ 18,525**	$ 18,301
Contributed surplus	**196**	281
Retained earnings	**21,763**	24,339
Fair value (gain) loss arising from changes in the institution's own credit risk	**(2)**	–
Net unrealized foreign currency translation gains (losses) on investment in subsidiaries, net of hedging activities	**(426)**	(3,199)
Preferred shares[2]	**3,394**	3,395
Innovative instruments[2]	**3,700**	3,705
Adjustments for transition to measurement under IFRS	**387**	–
Net impact of eliminating one month reporting lag of U.S. entities[3]	**–**	(266)
Gross Tier 1 capital	**47,537**	46,556
Goodwill and intangibles in excess of 5% limit	**(12,311)**	(14,376)
Net Tier 1 capital	**35,226**	32,180
Securitization – gain on sales of mortgages	**–**	(86)
– other	**(650)**	(735)
50% shortfall in allowance[4]	**(103)**	(180)
50% substantial investments	**(2,731)**	(2,805)
Investment in insurance subsidiaries[5]	**(753)**	(4)
Net impact of eliminating one month reporting lag of U.S. entities[3]	**–**	133
Adjusted net Tier 1 capital	**30,989**	28,503
Tier 2 capital		
Innovative instruments	**26**	26
Subordinated notes and debentures (net of amortization and ineligible)	**11,198**	11,253
Eligible collective allowance (re-standardized approach)	**1,142**	940
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	**99**	35
Securitization – other	**(1,272)**	(1,484)
50% shortfall in allowance[4]	**(103)**	(180)
50% substantial investments	**(2,731)**	(2,805)
Investment in insurance subsidiaries[5]	**(753)**	(1,443)
Net impact of eliminating one month reporting lag of U.S. entities[3]	**–**	133
Total Tier 2 capital	**7,606**	6,475
Total regulatory capital	**$ 38,595**	$ 34,978
Regulatory capital ratios[3]		
Tier 1 capital ratio[6]	**12.6%**	13.0%
Total capital ratio[6]	**15.7%**	16.0%
Assets-to-capital multiple	**18.0**	17.2

[1] Prior to 2012, the amounts are calculated based on Canadian GAAP.

[2] In accordance with CICA Handbook Section 3860, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the Consolidated Balance Sheet. For regulatory capital purposes, these capital instruments have been grandfathered by OSFI and continue to be included in Tier 1 capital.

[3] As at November 2011, the one month lag for Financial reporting has been eliminated. In previous months, for accounting purposes, the Bank's investment in TD Ameritrade was translated using the month-end rate of TD Ameritrade's reporting period, which was on a one month lag. For regulatory purposes only, the Bank's investment in TD Ameritrade was translated using the period-end foreign exchange rate of the Bank.

[4] When expected loss as calculated within the Internal Risk Based (IRB) approach exceeds total allowance for credit losses, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. When expected loss as calculated within the IRB approach is less than the total allowance for credit losses, the difference is added to Tier 2 capital.

[5] Based on OSFI advisory letter dated February 20, 2007, 100% of investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. The 50% from Tier 1 capital and 50% from Tier 2 capital deduction was deferred until 2012.

[6] OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

THE BANK'S OBJECTIVES:

- To be an appropriately capitalized financial institution as determined by:
  - The Bank's Risk Appetite Statement;
  - Capital requirements defined by relevant regulatory authorities; and,
  - The Bank's internal assessment of capital requirements consistent with the Bank's risk tolerance levels.
- To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
- To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
  - Insulate the Bank from unexpected events;
  - Facilitate acquisitions; and
  - Support business expansion.
- To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders, holders of innovative capital instruments, and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

The Treasury and Balance Sheet Management group manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors oversees capital policy and management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank's internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

The Bank's internal measure of required capital is called economic capital or invested capital. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.

The Bank uses internal models to determine how much risk-based capital is required to support the enterprise's risk and business exposures. Characteristics of these models are described in the 'Managing Risk' section. Within the Bank's measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank's chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.

Since November 1, 2007, the Bank has been operating its capital regime under the Basel II Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk, market risk and operational risk, the Bank's economic capital framework captures other material Pillar II risks including business risk, interest rate risk in the banking book and concentration risk.

REGULATORY CAPITAL

Basel II Capital Framework

The Bank complies with the OSFI guideline for calculating RWA and regulatory capital. This guideline is based on the International Convergence of Capital Measurement and Capital Standard – A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. This framework replaced the Basel I Capital Accord (Basel I) originally introduced in 1988 and supplemented in 1996. The framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It provides a spectrum of methodologies, from simple to advanced, for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank N.A. including South Financial and Chrysler Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

Tier 1 Capital

Tier 1 capital was $31.0 billion as at October 31, 2012, up from $28.5 billion last year. The increase to Tier 1 capital was largely due to strong earnings. Capital management funding activities during the year included the common shares issuance of $1.2 billion under the dividend reinvestment plan and stock option exercises. The Bank adopted IFRS on November 1, 2011. OSFI's relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. The IFRS impact on Tier 1 capital is $1,937 million, of which $1,550 million is included as at October 31, 2012. Effective November 1, 2011, the Bank was also required to follow the new requirement to deduct insurance subsidiaries 50% from Tier 1 capital and 50% from Tier 2 capital.

Tier 2 Capital

Subsequent to year-end, on November 1, 2012, the Bank redeemed $2.5 billion of subordinated debentures, which qualified as Tier 2 regulatory capital. See Note 17 to the Bank's Consolidated Financial Statements for more details.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS

The Bank's Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital modeling and stress testing practices which help inform the Bank's overall capital adequacy requirements.

The ICAAP is facilitated by Risk Management and is supported by numerous functional areas who together help determine the Bank's internal capital adequacy assessment. This assessment ultimately represents the capacity to bear risk in congruence with the risk profile and stated risk appetite of the Bank. Risk Management leads the ICAAP and assesses whether the Bank's internal view of required capital is appropriate for the Bank's risks. Treasury and Balance Sheet Management determine the adequacy of the Bank's available capital in relation to required capital.

DIVIDENDS

The Bank's dividend policy is approved by the Board of Directors. As at October 31, 2012, the quarterly dividend was $0.77 per share, consistent with the Bank's current target payout range of 40-50% of adjusted earnings. Cash dividends declared and paid during 2012 totalled $2.89 per share (2011 – $2.61). For cash dividends payable on the Bank's preferred shares, see Notes 18 and 21 to the Consolidated Financial Statements. As at October 31, 2012, 916.1 million common shares were outstanding (2011 – 901.0 million). The Bank's ability to pay dividends is subject to the Bank Act and the requirements of OSFI. See Note 21 to the Consolidated Financial Statements for further details on dividend restrictions.

CAPITAL RATIOS

Capital ratios are measures of financial strength and flexibility. The Bank's capital ratios are calculated using OSFI's guidelines which are based on the capital adequacy rules included in Basel II. At the consolidated level, the top corporate entity to which Basel II applies is The Toronto-Dominion Bank.

OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, risk-weighted assets (RWA) and off-balance sheet exposures. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:

- The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 7%.
- The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10%.

The Bank's Tier 1 and Total capital ratios were 12.6% and 15.7%, respectively, on October 31, 2012, compared with 13% and 16%, respectively, on October 31, 2011. The year-over-year changes were influenced by several factors, including the increase in RWA partially offset by the increase in capital described above in Tier 1. As at October 31, 2012, the Bank exceeded its internal medium-term target for Tier 1 capital.

RISK-WEIGHTED ASSETS

Based on Basel II, RWA are calculated for each of credit risk, market risk, and operational risk. Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank's RWA were as follows:

TABLE 45 **RISK-WEIGHTED ASSETS – BASEL II**[1]

(millions of Canadian dollars)	**2012**	2011
Credit risk		
Retail		
Residential secured	**$ 22,220**	$ 19,119
Qualifying revolving retail	**12,816**	13,436
Other retail	**38,175**	35,143
Non-retail		
Corporate	**89,222**	78,649
Sovereign	**2,827**	1,340
Bank	**9,969**	10,671
Securitization exposures	**7,302**	6,399
Equity exposures	**1,148**	1,081
Exposures subject to standardized or IRB approaches	**183,679**	165,838
Adjustment to IRB RWA for scaling factor	**5,012**	4,950
Other assets not included in standardized or IRB approaches	**12,589**	12,617
Total credit risk	**201,280**	183,405
Market risk		
Trading book	**12,033**	5,083
Operational risk		
Standardized approach	**32,562**	30,291
Total	**$ 245,875**	$ 218,779

[1] Prior to Q1 2012, the amounts are calculated based on Canadian GAAP.

During the year, RWA increased $27.1 billion, primarily due to the following reasons: the Basel 2.5 changes related to market risk amendment, closing of the MBNA acquisition in the first quarter of 2012, and organic growth in the retail and commercial businesses in both Canada and the U.S.

TABLE 46	OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]	
(millions of shares/units, except as noted)	**October 31 2012**	October 31 2011
	Number of shares/units	Number of shares/units
Common shares outstanding[2]	**916.1**	901.0
Stock options		
Vested	**7.9**	10.3
Non-vested	**5.8**	5.6
Series O	**17.0**	17.0
Series P	**10.0**	10.0
Series Q	**8.0**	8.0
Series R	**10.0**	10.0
Series S	**10.0**	10.0
Series Y	**10.0**	10.0
Series AA	**10.0**	10.0
Series AC	**8.8**	8.8
Series AE	**12.0**	12.0
Series AG	**15.0**	15.0
Series AI	**11.0**	11.0
Series AK	**14.0**	14.0
Total preferred shares – equity	**135.8**	135.8
Total preferred shares	**135.8**	135.8
Capital Trust Securities (thousands of shares)		
Trust units issued by TD Capital Trust II:		
TD Capital Trust II Securities – Series 2012-1	**350.0**	350.0
Trust units issued by TD Capital Trust III:		
TD Capital Trust III Securities – Series 2008	**1,000.0**	1,000.0
Debt issued by TD Capital Trust IV:		
TD Capital Trust IV Notes – Series 1	**550.0**	550.0
TD Capital Trust IV Notes – Series 2	**450.0**	450.0
TD Capital Trust IV Notes – Series 3	**750.0**	750.0

[1] For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 18, 19, and 21 to the Bank's Consolidated Financial Statements.
[2] Common shares outstanding are presented net of common treasury shares.

FUTURE CHANGES IN BASEL

Basel III

In December 2010, the Basel Committee on Banking Supervision (BCBS) published the final rules text on new international bank capital adequacy and liquidity requirements. Commonly referred to as "Basel III", the capital proposals aim to increase the quality, quantity, transparency, and consistency of bank capital, discourage excess leverage and risk taking, and reduce procyclicality. Together with the new internationally harmonized global liquidity standards, Basel III aims to provide a regulatory framework to strengthen the resiliency of the banking sector and financial system.

In January 2011, the final rules text was supplemented by additional guidance from the BCBS regarding Non-Viability Contingent Capital (NVCC). The NVCC rules require that all capital instruments include loss absorption features. These features may require, based on the regulator's assessment of viability, a principal write-down or conversion to equity. The Basel III rules provide for a transition and phase-out for capital instruments that do not meet the Basel III requirements, including the NVCC features. Subsequently, OSFI issued an advisory in August 2011 directing that in order to comply with the NVCC requirements, effective January 1, 2013, non-common capital instruments in Canada will be required to have a full and permanent conversion feature into equity at the point of non-viability.

In November 2011, the BCBS published the final rules text on global systemically important banks (G-SIBs). Banks designated as G-SIBs will be required to hold 1% to 2.5% of additional capital above the Basel III Common Equity Tier 1 (CET1) requirement, phasing-in over four years beginning January 1, 2016. The methodology for the identification of G-SIBs uses an indicator-based approach consisting of five broad categories: size, interconnectedness, lack of substitutability, global (cross-jurisdictional) activity and complexity. G-SIBs will be required to meet additional requirements exclusively through common equity. The Financial Stability Board (FSB) announced 28 G-SIBs in its recent assessment. No Canadian banks were designated as a G-SIB. This list will be reassessed by the FSB annually.

In October 2012, the BCBS issued the final rules text on domestic systemically important banks (D-SIBs). The D-SIB framework takes a complementary perspective to the G-SIB rules by focusing on the impact that distressed or failed banks will have on the domestic economy. The document sets out a framework of principles for the assessment methodology and the higher loss absorbency requirements. The D-SIB document is principle-based, as such, OSFI has discretion (consistent with the BCBS document) to establish the D-SIB assessment methodology and calibrate the level of loss absorbency requirements. OSFI is expected to undertake D-SIB assessment for Canadian banks on a regular basis and may require a bank to hold higher minimum capital than prescribed in the Basel III rules.

In August 2012, OSFI issued a revised Capital Adequacy Requirements (CAR) Guideline for public comment, which incorporates the Basel III capital rules and will be effective in January 2013. The comment period ended on September 28, 2012. We do not anticipate a need to make significant changes to our business operations or raise additional common equity to meet the Basel III requirements or OSFI's CAR guideline, as currently drafted. The proposed guideline contains two methodologies for capital ratio calculation: (i) the "transitional" method; and (ii) the "all-in" method.

Under the "transitional" methodology, changes in capital treatment for certain items, as well as minimum capital ratio requirements, will be phased in over the period from 2013 to 2019. Based on our current understanding and assumptions, if we apply the "transitional" method as defined in the proposed guideline, we expect our CET1 ratio to be approximately 12.0% as at October 31, 2012.

Under the "all-in" methodology, capital is defined to include all of the regulatory adjustments that will be required by 2019 while retaining the phase-out rules for non-qualifying capital instruments. Pursuant to the proposed guideline, OSFI expects all institutions to attain an "all-in" target CET1 ratio of at least 7% by the first quarter of 2013 and an "all-in" target total Tier 1 ratio of at least 8.5% and target Total capital ratio of at least 10.5% by the first quarter of 2014. Based on our current understanding and assumptions, we estimate the Bank's pro forma CET1 ratio to be approximately 8.2% as at October 31, 2012, if the "all-in" methodology was applied.

The Basel III minimum capital requirements include a 4.5% common equity ratio, a 6.0% Tier 1 capital ratio, and an 8.0% Total capital ratio. In addition, a capital conservation buffer of 2.5% will be required.

Based on our understanding of OSFI's proposed guideline, we have met all capital adequacy requirements.

We believe that under Basel III all of TD's outstanding non-common Tier 1 and Tier 2 capital instruments, except certain instruments issued by TD's U.S. subsidiaries, will be disqualified as regulatory capital, subject to a 10 year phase-out transition period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI's February 4, 2011 advisory which outlined OSFI's expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, we expect to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time. As at October 31, 2012, there was $450 million in principal amount of TD Capital Trust IV Notes – Series 2 issued and outstanding. TD's expectation is subject to a number of risk factors and assumptions outlined in the Bank's February 7, 2011 press release, which is available on the Bank's website at www.td.com.

Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risk which are discussed in the "Managing Risk" section of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are consolidated by the Bank where the substance of the relationship between the Bank and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Bank's exposure to the risks and rewards of the SPE. The potential consolidation of SPEs is assessed at inception of each entity, and has been revisited upon transition to IFRS. Additionally, the consolidation analysis is revisited at least quarterly if a change in circumstance would indicate that a reassessment is necessary. For example, this would occur if subsequent to the initial assessment the Bank appears to gain additional control or decision making power over the SPE, a reassessment is performed to determine whether the SPE is consolidated. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, personal loans, automobile loans, credit card loans, and business and government loans to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. Certain automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated and consolidated SPEs, and non-SPE third parties are as follows:

TABLE 47 **EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR**[1]

(millions of Canadian dollars)	Significant unconsolidated SPEs		Significant consolidated SPEs	Non-SPE third-parties	
	Securitized assets	Carrying value of retained interests	Securitized assets	Securitized assets[2]	Carrying value of retained interests[2]
					October 31, 2012
Residential mortgage loans	**$ 21,176**	**$ –**	**$ –**	**$ 23,446**	**$ –**
Consumer instalment and other personal loans[3,4]	**–**	**–**	**5,461**	**–**	**–**
Business and government loans	**79**	**–**	**–**	**2,388**	**53**
Credit card loans	**–**	**–**	**1,251**	**–**	**–**
Total exposure	**$ 21,255**	**$ –**	**$ 6,712**	**$ 25,834**	**$ 53**
					October 31, 2011
Residential mortgage loans	$ 21,953	$ –	$ –	$ 22,917	$ –
Consumer instalment and other personal loans[3,4]	–	–	7,175	–	–
Business and government loans	95	–	–	2,311	52
Credit card loans	–	–	–	–	–
Total exposure	$ 22,048	$ –	$ 7,175	$ 25,228	$ 52

[1] Included in the table above are all assets securitized by the Bank, irrespective of whether they are on- or off-balance sheet for accounting purposes, including those that did not qualify for derecognition.

[2] Retained interest relating to multi-unit residential and social housing mortgage loans were reclassified from residential mortgage loans to business and government loans. Securitized mortgages corresponding to these retained interests have also been included in business and government loans. These changes have been applied retroactively.

[3] Included in personal loans as at October 31, 2012 are $361 million of automobile loans acquired as part of the Bank's acquisition of Chrysler Financial (October 31, 2011 – $2,075 million).

[4] In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank either fully or partially derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at October 31, 2012, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank's assets, and the Bank is exposed to the majority of the residual risks of the SPEs. As at October 31, 2012, the SPEs issued $5.1 billion (2011 – $5.1 billion) of issued commercial paper outstanding and $0.3 billion (2011 – $1.8 billion) of issued notes outstanding. As at October 31, 2012, the Bank's maximum potential exposure to loss for these conduits was $5.5 billion (2011 – $7.2 billion) of which $1.1 billion (2011 – $1.1 billion) of underlying consumer instalment and other personal loans was government insured.

Business and Government Loans

Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Credit Card Loans

The Bank securitizes credit card loans through an SPE. On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada. As a result of the acquisition, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank's assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2012, the consolidated SPE had $1.3 billion of issued notes outstanding. As at October 31, 2012, the Bank's maximum potential exposure to loss for this SPE was $1.3 billion. Prior to December 1, 2011, the Bank did not consolidate the SPE.

Securitization of Third Party Originated Assets

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $7.5 billion as at October 31, 2012 (October 31, 2011 – $5.5 billion). Further, as at October 31, 2012, the Bank has committed to provide an additional $2.2 billion (October 31, 2011 – $2.1 billion) in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets. As at October 31, 2012, the Bank also provided no deal-specific credit enhancement (October 31, 2011 – $17 million).

All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 48 EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS

(millions of Canadian dollars, except as noted)	**October 31, 2012**		October 31, 2011	
	Exposure and Ratings profile of unconsolidated SPEs AAA[1]	**Expected weighted-average life (years)**[2]	Exposure and Ratings profile of unconsolidated SPEs AAA[1]	Expected weighted-average life (years)[2]
Residential mortgage loans	**$ 4,613**	**2.8**	$ 2,215	2.9
Credit card loans	**–**	**–**	150	2.1
Automobile loans and leases	**1,657**	**1.3**	1,789	1.6
Equipment loans and leases	**19**	**0.4**	92	0.7
Trade receivables	**1,221**	**1.7**	1,223	2.7
Total exposure	**$ 7,510**	**2.3**	$ 5,469	2.4

[1] The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.
[2] Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2012, the Bank held $128 million (October 31, 2011 – $790 million) of ABCP issued by Bank-sponsored multi-seller conduits within the trading loans, securities and other category on its Consolidated Balance Sheet.

EXPOSURE TO THIRD PARTY SPONSORED CONDUITS

The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $500 million as at October 31, 2012 (October 31, 2011 – $349 million) of which nil (October 31, 2011 – nil) has been drawn. The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at October 31, 2012, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.

The Bank's exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2012 and October 31, 2011 was not significant.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 30 to the Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Also included in 'Commitments to extend credit' in Note 30 to the Consolidated Financial Statements are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank's exposure to leveraged finance credit commitments as at October 31, 2012 was not significant (October 31, 2011 – not significant).

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank's significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 30 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

Related-Party Transactions

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

TABLE 49 **LOANS TO KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES**

(millions of Canadian dollars)	**October 31 2012**	October 31 2011
Personal loans, including mortgages	**$ 6**	$ 12
Business loans	**201**	195
Total	**$ 207**	$ 207

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 25 and Note 29 to the 2012 Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of 12 members to TD Ameritrade's Board of Directors including the Bank's CEO and two independent directors of TD. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $834 million in 2012 (2011 – $762 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $60.3 billion in 2012 (2011 – $49.3 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 bps and is reimbursed for the cost of FDIC insurance premiums.

As at October 31, 2012, amounts receivable from TD Ameritrade were $129 million (October 31, 2011 – $97 million). As at October 31, 2012, amounts payable to TD Ameritrade were $87 million (October 31, 2011 – $84 million).

TRANSACTIONS WITH SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year, the Bank paid $128 million (2011 – $139 million) for these services. As at October 31, 2012, the amount payable to Symcor was $10 million (October 31, 2011 – $12 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2012 and October 31, 2011.

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans and derivative instruments, while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, loans and securities designated at fair value through profit or loss, securities classified as available-for-sale and all derivatives are measured at fair value in the Bank's Consolidated Financial Statements, with the exception of those available-for-sale securities recorded at cost. Financial instruments classified as loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the "Critical Accounting Estimates" – Determination of Fair Value section of the MD&A. The use of financial instruments allows the Bank to earn profits in trading, interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the "Managing Risk" section of this MD&A.

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives and estimates. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the "Caution Regarding Forward-Looking Statements" section of this MD&A.

INDUSTRY FACTORS

General Business and Economic Conditions in the Regions in Which We Conduct Business

The Bank operates in Canada, the U.S., and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, consumer debt levels, government spending, exchange rates, the strength of the economy, threats of terrorism, civil unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for the Bank's loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could cause business disruptions and/or result in a potential increase in insurance and liability claims, all of which could adversely affect the Bank's results. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the U.S. or other countries could adversely affect the Bank.

Currency Rates

Currency rate movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank's financial position (as a result of foreign currency translation adjustments) and its future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank's investments and earnings in the U.S. may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank's small business, commercial, and corporate clients in Canada.

Fiscal, Economic and Monetary Policies

The Bank's earnings are affected by the fiscal, economic and monetary policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Deposit Insurance Corporation, and various other regulatory agencies both in these countries and internationally. The adoption of new fiscal, economic or monetary policies by such agencies, changes to existing policies or changes in the supply of money and the general level of interest rates can impact the Bank's profitability. Unintended consequences of new policies or changes to existing ones can also include the reduction of competition, increased uncertainty in markets and, in jurisdictions outside Canada, the favouring of certain domestic institutions. A change in the level of interest rates, or a prolonged low interest rate environment, affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. Changes in fiscal, economic or monetary policies and in the financial markets, and their impact on the Bank, are beyond the Bank's control and can be difficult to predict or anticipate.

Level of Competition

The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the quality and pricing of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank's earnings. The Bank operates in a global environment and laws and regulations that apply to it may not universally apply to competitors in various jurisdictions creating an uneven playing field that may favour certain domestic institutions. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks. This type of competition could adversely impact the Bank's earnings by reducing fee revenue and net interest income.

Changes in Laws and Regulations, and Legal Proceedings

Changes to current laws and regulations, including changes in their interpretation or implementation, and the introduction of new laws and regulations, could adversely affect the Bank, such as by limiting the products or services it can provide, impacting pricing and increasing the ability of competitors to compete with its products and services. In particular, the most recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation.

The Bank, or its subsidiaries, is named as a defendant or is otherwise involved in various legal and regulatory proceedings, including class actions and other litigation or disputes with third parties. All of the Bank's material legal and regulatory proceedings are disclosed in its Consolidated Financial Statements. These material pending proceedings include both customer transaction and fraud-related litigation. There is no assurance that the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank's business, financial condition, results of operations, cash flows; require material changes in the Bank's operations; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are subject to external approval, which may or may not be granted. Although the Bank establishes accruals for its litigation and regulatory matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, it is likely that the Bank will continue to experience significant litigation and regulatory proceedings related to its businesses and operations. For additional information relating to the Bank's material legal proceedings see Note 30 to the Consolidated Financial Statements.

The following discussion relating to regulatory developments is not exhaustive and other developments, including the regulations and interpretations to be issued under the Dodd-Frank Act in the U.S., could also affect our results. The Bank is monitoring these developments and will take action to mitigate the impact on its business, where possible.

Basel Committee on Banking Supervision Global Standards for Capital and Liquidity Reform (Basel III)

In response to the global financial crisis, the BCBS has been reviewing standards for capital and liquidity. The BCBS's aim is to improve the banking sector's ability to absorb shocks from financial and economic stress through more stringent capital requirements and new liquidity standards. Banks around the world are preparing to implement the new standards commonly referred to as Basel III in accordance with prescribed timelines. Based on our current understanding and assumptions, we estimate the Bank's pro forma Common Equity Tier 1 ratio to be approximately 8.2% as at October 31, 2012, if the "all-in" methodology as set out in OSFI's proposed guideline was applied. Under "all-in" methodology, capital is defined to include all of the regulatory adjustments that will be required by 2019 while retaining the phase-out rules for non-qualifying capital instruments. Based on our current understanding of OSFI's proposed guideline, we have met all capital adequacy requirements. As such, it is not anticipated that the Bank will need to make significant changes to its business operations or raise additional common equity to meet the Basel III requirements. For more detail on Basel III, see the "Future Changes in Basel" section of the fiscal 2012 MD&A.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010 the President of the United States signed into law the Dodd-Frank Act that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Act will ultimately affect every financial institution operating in the U.S., including the Bank, and due to certain extraterritorial aspects of the Act, will impact the Bank's operations outside the U.S., including in Canada. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 regulatory rulemakings as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the U.S., the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized. The Bank continues to monitor closely the Dodd-Frank Act developments and will analyze the impact that such regulatory and legislative changes may have on its businesses.

Dodd-Frank Act – Volcker Rule

On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System ("FRB"), the Federal Deposit Insurance Corporation and the Securities and Exchange Commission ("SEC") jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the "Volcker Rule" or the "Rule"). The Commodity Futures Trading Commission ("CFTC") issued a substantially similar proposal on January 13, 2012. The Bank is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Rule broadly prohibits proprietary trading and places limitations on other permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. The Rule is also expected to have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently holds. Under the current proposal, the provisions of the Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the U.S. or are treated as bank holding companies by virtue of maintaining a branch or agency in the U.S. The proposed Rule applies to affiliates or subsidiaries of the Bank: the terms "affiliate" and "subsidiary" are defined by the rule to include those entities controlled by or under common control with the Bank. As currently proposed, the Rule requires the implementation of a comprehensive compliance program and monitoring of certain quantitative risk metrics as well as compliance monitoring and reporting programs. On April 19, 2012, the FRB, on behalf of itself and the other agencies, issued guidance stating that full conformance with the Rule will not be required until July 21, 2014, unless that period is extended by the FRB. The agencies have not indicated when the final Rule will be published. While the Rule is expected to have an adverse effect on certain of the Bank's businesses, the extent of the impact will not be known until such time as the current proposal is finalized. At the current time, the impact is not expected to be material to the Bank.

Dodd-Frank Act – Durbin Amendment

The Durbin Amendment contained in the Dodd-Frank Act authorizes the FRB to issue regulations that set interchange fees which are "reasonable and proportional" to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin Amendment has impacted and is expected to continue to impact gross revenue by approximately US$50-60 million pre-tax per quarter. For more detail on the impact of the Durbin Amendment, see the U.S. Personal and Commercial Banking Business segment disclosure in the "Business Segment Analysis" section of this document.

Payments System in Canada and the U.S.

Various developments may impact the payments system in Canada and the U.S. including the outcome of: challenges in Canada to certain payment card network rules (including the Honour All Cards and No Surcharge rules) before the Canadian Competition Tribunal, class actions in British Columbia, Ontario, Quebec and Saskatchewan against Canadian banks, Visa and MasterCard regarding the setting of interchange fees (and a proposed settlement of a similar multi-district class action in the United States), class actions in Quebec regarding the application of Quebec's Consumer Protection Act to credit card practices of federal banks. These developments may also negatively impact the Bank's current business practices and financial performance.

Over-the-Counter Derivatives Reform

Over-the-counter derivatives markets globally are facing profound changes in the capital regimes, national regulatory frameworks and market infrastructures in which they operate. One of the changes is that the Bank is required to clear over-the-counter derivatives through a central counterparty. Similar to the other Canadian banks' wholesale banking businesses, the impact of these changes on TD Securities' client and trading-related derivatives revenues is uncertain.

The Bank is monitoring international and Canadian developments and proposed reforms, and will take action to mitigate the impact on its business, where possible. The changes may result in significant systems changes, less flexible trading options, higher capital requirements, more stringent regulatory requirements along with some potential benefits as a result of reduced risk through central counterparty clearing.

Accuracy and Completeness of Information on Customers and Counterparties

In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by or on behalf of such other parties, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. The Bank's financial condition and earnings could be negatively impacted to the extent it relies on financial statements or information that do not comply with recognized accounting standards such as IFRS or GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank

The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and these changes may materially adversely affect the Bank's results of operations and financial condition. Significant accounting policies are described in Note 2 to our Consolidated Financial Statements. The Bank has transitioned from Canadian GAAP to IFRS, effective for interim and annual periods beginning in the first quarter of fiscal 2012. The transition to IFRS is described in Note 38 to the Bank's Consolidated Financial Statements.

BANK SPECIFIC FACTORS

Adequacy of the Bank's Risk Management Framework

The Bank's risk management framework is made up of various processes and strategies for managing risk exposure and includes an Enterprise Risk Appetite Framework. Types of risk to which the Bank is subject include credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. There can be no assurance that the Bank's framework to manage risk, including such framework's underlying assumptions and models, will be effective under all conditions and circumstances. If the Bank's risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

New Products and Services to Maintain or Increase Market Share

The Bank's ability to maintain or increase its market share depends, in part, on its ability to innovate and adapt products and services to evolving industry standards and develop and/or expand its distribution networks. There is increasing pressure on financial services companies to provide products and services at lower prices as well as to increase the convenience features, such as longer branch hours. This can reduce the Bank's net interest income and revenues from fee-based products and services, increase the Bank's expenses and, in turn, negatively impact net income. In addition, the widespread adoption of new technologies by the Bank could require the Bank to make substantial expenditures to modify or adapt existing products and services without any guarantee that such technologies could be deployed successfully. These new technologies could be used in unprecedented ways by the increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, developing and expanding distribution channels, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans

The Bank regularly explores opportunities to acquire other companies, including financial services companies, or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes thorough due diligence before completing an acquisition, but it is possible that unanticipated factors could arise. There is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings, or revenue synergies following acquisitions and integration efforts. The Bank's, or a subsidiary's, ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank's financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, there would be an impact on the Bank's financial performance and the Bank's earnings could grow more slowly or decline.

Ability to Attract, Develop and Retain Key Executives

The Bank's future performance depends to a large extent on the availability of qualified people and the Bank's ability to attract, develop and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank's management resource policies and practices to attract, develop, and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Business Infrastructure

Third parties provide key components of the Bank's business infrastructure such as voice and data communications and network access. Given the high volume of transactions we process on a daily basis, the Bank is reliant on such third party provided services as well as its own information technology systems to successfully deliver its products and services.

Despite the Bank's technology risk management program, contingency and resiliency plans and those of its third party service providers, the Bank's information technology, internet, network access or other voice or data communication systems and services could be subject to failures or disruptions as a result of natural disasters, power or telecommunications disruptions, acts of terrorism or war, physical or electronic break-ins, or similar events or disruptions. Such failures, disruptions or breaches could adversely affect the Bank's ability to deliver products and services to customers, damage the Bank's reputation, and otherwise adversely affect the Bank's ability to conduct business.

Changes to Our Credit Ratings

There can be no assurance that the Bank's credit ratings and rating outlooks from rating agencies such as Moody's Investors Service, Standard & Poor's, Fitch Ratings, or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank's ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions.

Managing Risk

EXECUTIVE SUMMARY

Growing profitably in financial services involves selectively taking and managing risks within TD's risk appetite.

TD's Enterprise Risk Framework (ERF) reinforces TD's risk culture, which emphasizes transparency and accountability, and provides stakeholders with a common understanding of how we manage risk. The ERF addresses: 1) the nature of the risks to TD's business strategy and operations, 2) how TD defines the types of risk it is exposed to, 3) risk management governance, and 4) how TD manages risk through processes that identify, measure, assess, control and monitor risk. TD's risk management resources and processes are designed to enable all our businesses to understand the risks they face and to manage them within TD's risk appetite.

RISKS INVOLVED IN OUR BUSINESSES

TD's Risk Inventory sets out TD's major risk categories and related subcategories and identifies and defines a broad number of risks to which our businesses and operations could be exposed. This inventory facilitates consistent enterprise risk identification. It is the starting point in developing appropriate risk strategies and processes to manage TD's exposure to key risks. TD's major risk categories are: Strategic Risk, Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Insurance Risk, Regulatory and Legal Risk, Capital Adequacy Risk, and Reputational Risk.



RISK APPETITE

TD's risk appetite statement is the primary means used to communicate how TD views risk and determines the risks it is willing to take. TD takes into account its mission, vision, guiding principles, strategy, as well as TD's risk philosophy and capacity to bear risk in defining its risk appetite. TD's Risk Appetite Statement is summarized as follows:

We take risks required to build our business, but only if those risks:

1. Fit our business strategy, and can be understood and managed.
2. Do not expose the enterprise to any significant single loss events; we don't 'bet the bank' on any single acquisition, business, or product.
3. Do not risk harming the TD brand.

In applying its risk appetite, TD considers both current conditions in which it operates and the impact that emerging risks will have on TD's strategy and risk profile. Adherence to enterprise risk appetite is managed and monitored across TD and is based on a broad collection of principles, policies, processes and tools, including risk appetite statements and related metrics for major risk categories and the business segments.

Risk Management is responsible for establishing practices and processes to formulate, report, monitor, and review the application of TD's risk appetite and related metrics. The function also monitors and evaluates the effectiveness of these practices and metrics. Key metrics are reported regularly to senior management, the Board and the Risk Committee of the Board (Risk Committee). Other metrics are tracked on an ongoing basis by management, and escalated to senior management and at the Board level, as required. TD measures management's performance against its risk appetite metrics; this is used as a key input into the compensation decision process.

WHO MANAGES RISK

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Under TD's approach to risk governance, the business owns the risk that it generates and is responsible for assessing risk, designing and implementing controls and monitoring and reporting their ongoing effectiveness to safeguard TD from exceeding its risk appetite.

TD's risk governance model includes a senior management committee structure to support transparent risk reporting and discussion with overall risk and control oversight provided by the Board and its committees (primarily the Audit and Risk Committees). The CEO and Senior Executive Team (SET) determine TD's long-term direction within the Bank's risk appetite and apply it to the businesses. Risk Management, headed by the Group Head and Chief Risk Officer (CRO), sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach for TD. The CRO, who is also a member of the SET, has direct access to the Risk Committee. TD also employs a "three lines of defence" model to describe the role of business segments, governance, risk and control groups, such as the Risk Management, anti-money laundering (AML) and Compliance functions, and Internal Audit in managing risk across TD. The following section provides an overview of the key roles and responsibilities involved in risk management and are depicted in the diagram below.



The Board

The Board oversees TD's strategic direction and the implementation of an effective risk management culture and internal control framework across the enterprise. It accomplishes its risk management mandate both directly and through its committees, including the Risk Committee of the Board and the Audit Committee. On an annual basis, the Board reviews and approves TD's risk appetite statement and related metrics to ensure ongoing relevance and alignment with TD's strategy.

The Risk Committee

The Risk Committee is responsible for reviewing and challenging TD's Risk Appetite Statement prior to recommending for approval by the Board annually. The Committee oversees the management of TD's risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews, challenges, and approves enterprise risk management policies that support compliance with TD's risk appetite, and monitors the management of risks and risk trends.

The Audit Committee

The Audit Committee, in addition to overseeing financial reporting, assesses the adequacy and effectiveness of internal controls, including controls over relevant enterprise risk management processes and the activities of the Bank's Global Anti-Money Laundering and Compliance groups.

CEO and SET

The CEO and the SET develop TD's long-term strategic direction and also develop and recommend for Board approval TD's risk appetite. The SET manage enterprise risk in accordance with TD's risk appetite and consider the impact of emerging risks on TD's strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO, in consultation with the CRO, designates TD's Executive Committees, which are chaired by the SET members. The Committees meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and related risk activities and practices.

The Enterprise Risk Management Committee (ERMC), chaired by the CEO, oversees the management of major enterprise governance, risk and control activities at TD and promotes an integrated and effective risk culture. Additional Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:

- Asset/Liability and Capital Committee (ALCO) – chaired by the Group Head, Corporate Development, Enterprise Strategy, and Treasury, oversees directly and through its standing subcommittees the management of TD's non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.
- Operational Risk Oversight Committee – chaired by the CRO, oversees the strategic assessment of TD's governance, control and operational risk structure.
- Disclosure Committee – chaired by the Group Head, Finance and Chief Financial Officer, ensures that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced and compliant disclosure to regulators, shareholders and the market.
- Reputational Risk Committee – chaired by the CRO, oversees that corporate or business initiatives with significant reputational risk profiles have received adequate review for reputational risk implications prior to implementation.

Risk Management

The Risk Management function, headed by the CRO, provides independent oversight of enterprise risk management, risk governance and control, and is responsible for establishing risk management strategy, policies and practices. Risk Management's primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk management culture. Risk Management works with the business segments and other corporate oversight groups to establish policies, standards, and limits that align with TD's risk appetite, and monitors and reports on existing and emerging risks and compliance with TD's risk appetite. There is an established framework in place for the identification and assessment of emerging risks and there are clear procedures for when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment has an embedded risk management function that reports directly to a senior risk executive who in turn reports to the CRO. This structure supports an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment. Business management is responsible for recommending the business-level risk appetite and metrics, which are reviewed and challenged as necessary by Risk Management and endorsed by the ERMC and approved by the CEO, to align with TD's risk appetite and manage risk within approved risk limits as set out in TD policies.

Internal Audit

TD's audit function provides independent assurance to the Board of the effectiveness of risk management, control and governance processes employed to ensure compliance with TD's risk appetite. Internal Audit reports on its evaluation to management and the Board.

Compliance

The Compliance group establishes risk-based programs and standards to proactively manage known and emerging compliance risk across TD by providing independent oversight and delivering operational control processes to comply with the applicable legislation and regulatory requirements.

AML

The Global AML group establishes a risk-based program and standards to proactively manage known and emerging AML compliance risk across TD. The AML group provides independent oversight and delivers operational control processes to comply with the applicable legislation and regulatory requirements.

Treasury and Balance Sheet Management

The Treasury and Balance Sheet Management (TBSM) group manages, directs and reports on TD's capital and investment positions, interest rate risk, and liquidity and funding risk and the market risks of TD's non-trading bank activities. The Risk Management function oversees TBSM's capital and investment activities.

Three Lines of Defence

In order to further the understanding of responsibilities for risk management, TD employs a "three lines of defence" model that describes the role of the businesses, governance, risk and control groups, and Internal Audit in managing risk across TD. The chart below describes the respective accountabilities of each line of defence at TD.

THREE LINES OF DEFENCE	
First Line	***Business & Corporate Line Accountabilities***
Identify and Control	• Manages and identifies risk in day-to-day activities • Ensures activities are within TD's risk appetite and risk management policies • Designs, implements and maintains effective internal controls • Implements risk based approval processes for all new products, activities, processes and systems • Monitors and reports on risk profile
Second line	***Governance, Risk & Control Group Accountabilities***
Set Standards and Challenge	• Establishes enterprise governance, risk and control strategies and practices • Provides oversight and independent challenge to the first line through review, inquiry and discussion • Develops and communicates governance, risk and control policies • Provides training, tools and advice to support policy and compliance • Monitors and reports on compliance with risk appetite and policies
Third line	***Internal Audit Accountabilities***
Independent Assurance	• Verifies independently that TD's ERF is operating effectively • Validates the effectiveness of the first and second lines of defence in fulfilling their mandates and managing risk

In support of a strong risk culture, TD applies the following principles to how it manages risks:

- **Enterprise-wide in Scope** – Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings, and all boundaries, both geographic and regulatory.
- **Transparent and Effective Communication** – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
- **Enhanced Accountability** – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
- **Independent Oversight** – Risk policies, monitoring, and reporting will be established independently and objectively.
- **Integrated Risk and Control Culture** – Risk management disciplines will be integrated into TD's daily routines, decision-making, and strategy.
- **Strategic Balance** – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

APPROACH TO RISK MANAGEMENT PROCESSES

TD's approach to the risk management process is comprised of four basic components: identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment

Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives and emerging risks from the changing environment. TD's objective is to establish and maintain its integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consideration of how risk types intersect, and support the identification of emerging risk.

Risk Measurement

The ability to quantify risks is a key component of TD's risk management process. TD's risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing and maximum credit exposure guidelines established by its regulators. Additionally, TD has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.

In quantifying risk, TD uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, provision for credit losses, peer comparisons, trending analysis, liquidity coverage, and capital adequacy metrics. TD also requires significant business segments and corporate oversight functions to assess their own key risks and internal controls annually through a structured Risk and Control Self-Assessment (RCSA) program. Internal and external risk events are monitored to assess whether TD's internal controls are effective. This allows TD to identify, escalate, and monitor significant risk issues as needed.

Risk Control

TD's risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits and delegated authorities which reflect TD's risk appetite and risk tolerances.

TD's approach to risk control also includes risk and capital assessments to appropriately capture key risks in TD's measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Internal Capital Adequacy Assessment Process (ICAAP) and related economic capital practices. At TD, performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

Risk Monitoring and Reporting

TD monitors and reports on risk levels on a regular basis against TD's risk appetite and reports on risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. The ERMC, the Risk Committee, and the Board also receive annual and periodic reporting on enterprise wide stress testing and an annual update on TD's ICAAP. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board as appropriate for new and emerging risk or any significant changes to the Bank's risk profile.

Enterprise Stress Testing

Enterprise-wide stress testing at TD is part of the long-term strategic, financial, and capital planning exercise that helps understand and validate the risk appetite. TD's Enterprise-wide stress testing program involves the development, application, and assessment of severe but plausible stress scenarios on earnings, capital, and liquidity. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress testing engages senior management in each business segment, Finance, TBSM, Economics, and Risk Management. The results are reviewed by senior executives, incorporated in TD's planning process and presented to the Risk Committee and the Board.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from ineffective business strategies, improper implementation of business strategies, or a lack of responsiveness to changes in the business environment.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head, Corporate Development, Enterprise Strategy, and Treasury is charged with developing TD's overall longer-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing strategies for their business areas (organic and via acquisitions) and for ensuring such strategies are aligned with the overall enterprise strategy and risk appetite. Each SET member is also accountable to the CEO for monitoring, assessing, managing, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD's strategies and ensures that mitigating actions are taken where appropriate. The CEO reports to the Board on the implementation of TD's strategies, identifying the risks within those strategies and explaining how they are managed.

HOW WE MANAGE STRATEGIC RISK

The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating/financial reviews, and strategic business reviews. Our annual planning process considers individual segment strategies and key initiatives and ensures alignment between business-level and enterprise-level strategies. Once the strategy is set, regular strategic business reviews conducted throughout the year ensure that alignment is maintained in its implementation. The reviews include an evaluation of the strategy of each business, the overall operating environment including competitive position, financial performance, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD's risk appetite is reviewed by the ERMC in the normal course. Additionally, each material acquisition is assessed for its fit with our strategy and risk appetite in accordance with our Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS section 7, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2012 and 2011.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between TD and other parties or financial institutions exposes TD to some degree of credit risk.

Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select, and manage our exposures to reduce significant fluctuations in earnings.

Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.

Each business segment's credit risk control unit is primarily responsible for credit decisions and must comply with established policies, exposure guidelines and credit approval limits, and policy/limit exception procedures. It must also adhere to established standards of credit assessment and obtain Risk Management's approval for material credit decisions.

Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product-specific policies as required.

The Risk Committee oversees the management of credit risk and annually approves major credit risk policies.

HOW WE MANAGE CREDIT RISK

The Bank's Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes as well as limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with TD's risk appetite for credit risk.

Risk Management centrally approves all credit risk policies and credit decisioning strategies, including policy and limit exception management guidelines, as well as the discretionary limits of officers throughout TD for extending lines of credit.

Limits are established to monitor and control country risk, industry risk, product, geographic and group exposure risks in the portfolios in accordance with enterprise-wide policies.

In our retail businesses, we use approved scoring techniques and standards in extending, monitoring and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, size of total bank relationship as well as external data such as credit bureau scores, to determine the amount of credit we are prepared to extend retail customers and estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to ensure alignment with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Risk Management review to assess the effectiveness of credit decisions and risk controls as well as identify emerging or systemic issues and trends. Material policy exceptions are tracked and reported to monitor portfolio trends and identify potential weaknesses in underwriting guidelines and strategies. Where unfavourable trends are identified, remedial actions are taken to address those weaknesses.

Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly and annual review requirements for credit exposures. The key parameters used in our credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of TD's capital in that country. TD currently has credit exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We manage our risk using limits based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis and we regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry. We assign a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure.

We also set limits on the amount of credit we are prepared to extend to a particular entity or group of entities (also referred to as "entity risk"). All entity risk is approved by the appropriate decision-making authority using limits based on the entity's borrower risk rating and for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.

From time-to-time, we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.

The Basel II Framework

The objective of the Basel II Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and risk-weighted assets (RWA). RWA are a key determinant of our regulatory capital requirements.

Credit Risk and the Basel II Framework

We received approval from OSFI to use the Basel II Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. We use the AIRB Approach for all material portfolios, except in the following areas:

- We have approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
- We have received temporary waivers to use the Standardized Approach for our margin trading book, some small credit portfolios and the majority of our U.S. credit portfolios. Plans are in place to transition these portfolios to the AIRB Approach.

To continue to qualify to use the AIRB Approach for credit risk, TD must meet the ongoing conditions and requirements established by OSFI and the Basel II Framework. We regularly assess our compliance with the Basel II requirements and we have sufficient resources to implement the remaining Basel II work.

Credit Risk Exposures subject to the Standardized Approach

The Standardized Approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio and plans are in place to transition to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. We use external credit ratings assigned by one or more of Moody's Investors Service, Standard & Poor's, and Fitch to determine the appropriate risk weight for our exposures to Sovereigns (governments, central banks and certain public sector entities) and Banks (regulated deposit-taking institutions, securities firms and certain public sector entities).

We apply the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%[1]
Bank	20%[1]
Residential secured	35% or 75%[2]
Other retail (including small business entities)	75%
Corporate	100%

[1] The risk weight may vary according to the external risk rating.
[2] 35% applied when loan to value <=80%, 75% when loan to value >80%.

Lower risk weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk weight of either 100% (residential secured) or 150% (all other).

For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Credit Risk Exposures subject to the AIRB Approach

The AIRB Approach to credit risk is used for all material portfolios except in the areas noted in the "Credit Risk and the Basel II Framework" section. Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.

TD's credit risk exposures are divided into two main portfolios, non-retail and retail. In the non-retail portfolio, we manage exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign and bank. Under the AIRB approach, CMHC-insured mortgages are considered sovereign risk and therefore classified as Non-Retail.

In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. We have three sub-types of retail exposures: residential secured (e.g., individual mortgages, home equity lines of credit), qualifying revolving retail (e.g., individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g., personal loans including secured automobile loans, student lines of credit, and small business banking credit products).

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters: probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; loss given default (LGD) – the amount of the loss TD would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD) – the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Retail Exposures

We have a large number of individual and small business customers in our retail credit segment. We use automated credit and behavioural scoring systems to process requests for retail credit. For larger and more complex retail transactions, we direct the requests to underwriters in regional credit centres who work within clear approval limits.

We assess retail exposures on a pooled basis, with each pool consisting of exposures with similar characteristics. Pools are segmented by product type and by the PD estimate. We have developed proprietary statistical models and decision strategies for each retail product portfolio based on ten or more years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. We adjust the calculation of LGD to reflect the potential of increased loss during an economic downturn.

The following table maps PD ranges to risk levels:

Description	One-year PD range > – <=
Low risk	0.00% – 0.15%
Normal risk	0.15% – 1.10%
Medium risk	1.10% – 4.74%
High risk	4.74% –≤ 100%

Non-retail Exposures

We evaluate credit risk for non-retail exposures by rating for both the borrower risk and the facility risk. We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year.

Each borrower is assigned a borrower risk rating that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, we review the borrower's competitive position, industry, financial performance, economic trends, management and access to funds. TD's 21-point borrower risk rating scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

The facility risk rating maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.

Internal risk ratings are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and incurred but not identified allowance for credit losses.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to TD. We use the Current Exposure Method to calculate the credit equivalent amount, which is defined by OSFI as the replacement cost plus an amount for potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Treasury Credit group within Wholesale Banking is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.

We use various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as conduct stress tests to identify and quantify exposure to extreme events. We establish various limits including gross notional limits to manage business volumes and concentrations. We regularly assess market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Treasury Credit Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact our market risk and counterparty credit risk.

TD actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that we use for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. We measure and manage specific wrong-way risk exposures in the same manner as direct loan obligations and control them by way of approved facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2012, after taking into account risk mitigation strategies, TD does not have material derivative exposure to any counterparty considered higher risk as defined by management's internal monitoring process. In addition, TD does not have a material credit risk valuation adjustment to any specific counterparty.

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

- Risk parameter estimates – PDs, EADs, and LGDs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
- Model performance – Estimates continue to be discriminatory, stable, and predictive.
- Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
- Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with TD's Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to TD's credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation

The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on TD's own assessment of the borrower's or counterparty's credit quality and capacity to pay.

In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory, fixed assets and automobiles. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across TD are used to value collateral, determine recalculation schedules and to document, register, perfect and monitor collateral.

We also use collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third-party custodian. We document third-party arrangements with a Custody and Control Agreement.

From time-to-time, we may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to AIRB, we only recognize irrevocable guarantees for Commercial and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

TD makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. Our policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties for which we have credit exposure.

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 50 GROSS CREDIT RISK EXPOSURE – STANDARDIZED AND AIRB APPROACHES[1,2]

(millions of Canadian dollars)		**October 31, 2012**			October 31, 2011	
	Standardized	**AIRB**	**Total**	Standardized	AIRB	Total
Retail						
Residential secured	**$ 22,463**	**$ 234,240**	**$ 256,703**	$ 17,242	$ 161,116	$ 178,358
Qualifying revolving retail	**–**	**43,173**	**43,173**	–	42,736	42,736
Other retail	**32,921**	**30,707**	**63,628**	25,139	30,520	55,659
	55,384	**308,120**	**363,504**	42,381	234,372	276,753
Non-retail						
Corporate	**61,052**	**135,856**	**196,908**	53,165	123,292	176,457
Sovereign	**20,470**	**78,459**	**98,929**	23,559	64,432	87,991
Bank	**16,461**	**127,268**	**143,729**	20,363	119,683	140,046
	97,983	**341,583**	**439,566**	97,087	307,407	404,494
Gross credit risk exposures	**$ 153,367**	**$ 649,703**	**$ 803,070**	$ 139,468	$ 541,779	$ 681,247

[1] Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

[2] For periods ending on or prior to October 31, 2011, results are reported in accordance with Canadian GAAP.

Other Credit Risk Exposures

Non-trading Equity Exposures

Our non-trading equity exposures are at a level that represents less than 5% of our combined Tier 1 and Tier 2 capital. As a result, we use OSFI-prescribed risk weights to calculate our RWA on non-trading equity exposures.

Securitization Exposures

For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody's Investors Service, Standard & Poor's, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.

We use the Internal Assessment Approach (IAA) to manage the credit risk of our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated.

Under the IAA, we consider all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody's, S&P, Fitch and DBRS rating agencies. We also use expected loss models and policies to quantify and monitor the level of risk, and facilitate its management. Our IAA process includes our assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage we require for each internal risk rating are consistent with the rating agencies' published stressed factor requirements for equivalent external ratings by asset class.

All exposures are assigned an internal risk rating based on our assessment, which must be reviewed at least once per year. Our ratings reflect our assessment of risk of loss, consisting of the combined probability of default (PD) and loss given default (LGD) for each exposure. The ratings scale we use corresponds to the long term ratings scales used by the rating agencies.

Our IAA process is subject to all the key elements and principles of our risk governance structure, and is managed in the same way as outlined in this Credit Risk section.

We use the results of the IAA in all aspects of our credit risk management, including performance tracking, control mechanisms and management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA for capital purposes.

Market Risk

Market risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities, and correlations.

We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for TD through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.

We comply with the Basel II market risk requirements as at October 31, 2012 using the Internal Model Method.

MARKET RISK IN TRADING ACTIVITIES

The four main trading activities that expose us to market risk are:

- Market making – We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices.
- Sales – We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions.
- Arbitrage – We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.
- Positioning – We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Market Risk Control within Risk Management. There is a Market Risk and Capital Committee chaired by the Vice President, Market Risk and Model Development, and including Wholesale Banking senior management, which meets regularly to conduct a review of the market risk profile and trading results of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES

Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with TD's Risk Appetite for trading market risk.

Trading Limits

We set trading limits that are consistent with the approved business strategy for each business and our tolerance for the associated market risk, aligned to TD's market risk appetite. In setting limits, we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.

The core market risk limits are based on the key risk drivers in the business and include notional limits, credit spread limits, yield curve shift limits, price, and volatility shift limits.

Another primary measure of trading limits is VaR, which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with TD's trading positions. GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. TD values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using Monte Carlo simulation. The IDSR model is based on the historical behaviour of 5-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The graph below discloses daily one-day VaR usage and trading-related revenue (TEB) within Wholesale Banking. Trading-related revenue is comprised of net interest income, trading income, and income from loans designated at fair value through profit or loss that are managed within a trading portfolio, and is reported on a taxable equivalent basis. For the fiscal year ended October 31, 2012, there were 34 days of trading losses and trading-related income was positive for 87% of the trading days. Losses in the fiscal year did not exceed VaR on any trading day.

TOTAL VALUE-AT-RISK AND TRADING-RELATED INCOME
(millions of Canadian dollars)



Calculating Stressed VaR

In addition to VaR, TD also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the current period, Stressed VaR was calculated using the one-year period that began on February 4, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The incremental risk charge (IRC) is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. TD considers the issuer's domicile and credit rating, as well as industry and single-name concentration effects, when assessing liquidity horizons. IRC is a part of regulatory capital requirements.

TABLE 51 **PORTFOLIO MARKET RISK MEASURES**[1]

(millions of Canadian dollars)			2012					2011
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$ 8.5	$ 8.6	$ 18.5	$ 5.3	$ 7.5	$ 6.5	$ 10.3	$ 4.0
Credit spread risk	2.5	7.4	14.7	2.2	9.0	8.8	12.2	4.7
Equity risk	3.2	3.5	6.2	1.6	4.1	5.3	9.4	3.8
Foreign exchange risk	1.1	2.3	7.4	0.4	1.3	3.0	5.4	1.3
Commodity risk	1.6	1.0	2.4	0.5	0.8	0.7	1.0	0.4
Idiosyncratic debt specific risk	15.2	23.7	39.4	13.9	21.3	20.3	26.1	13.4
Diversification effect[2]	(15.5)	(20.4)	n/m[3]	n/m[3]	(19.4)	(20.5)	n/a	n/a
Total Value-at-Risk	$ 16.6	$ 26.1	$ 41.1	$ 14.8	$ 24.6	$ 24.1	$ 29.0	$ 17.1
Stressed Value-at-Risk (one day)[4]	$ 28.4	$ 47.7	$ 77.6	$ 26.0	n/a	n/a	n/a	n/a
Incremental Risk Capital Charge (one year)[4]	$ 247.8	$ 273.3	$ 387.6	$ 178.3	n/a	n/a	n/a	n/a

[1] Prior period results are reported in accordance with Canadian GAAP.
[2] The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[3] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
[4] Effective for first quarter of 2012, the Bank implemented proposed changes to the Basel II market risk framework as required by the Office of the Superintendent of Financial Institutions Canada. As a result, the Bank began reporting two new measures, Stressed Value-at-Risk and Incremental Risk Capital Charge.

Average VaR increased by $2 million compared with the prior year. This was primarily due to an increase in interest rate risk and idiosyncratic credit spread risk. We started calculating Stressed VaR and IRC in the first quarter of 2012 so prior year comparables for these two measures are not available. We observed a decline in both Stressed VaR and IRC during 2012, mainly due to lower traded credit risk exposures.

Validation of VaR Model

TD uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or via analysis using internal or external data.

Stress Testing

Our trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 Canadian ABCP crisis, and the collapse of Lehman Brothers along with the ensuing credit crisis of fall 2008.

Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

We are also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in our remaining merchant banking investments. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as "asset and liability" positions.

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head Corporate Development, Strategy and Treasury, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves key asset/liability management and non-trading market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS

When TD products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business segments engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net interest income contribution from our asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

- Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios.
- Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
- Developing and implementing strategies to stabilize net interest income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called "mismatched positions." An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.

Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.

Interest rate risk exposure, after economic hedging activities, is measured using various interest rate "shock" scenarios to estimate the impact of changes in interest rates on the Bank. Two measures that are used are Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in net interest income over the next 12 months for an immediate and sustained 100 bps unfavourable interest rate shock. EaR measures the extent to which the maturing and repricing asset and liability cash flows are matched over the next 12-month period and reflects how TD's net interest income will change over that period as a result of the interest rate shock. EVaR is defined as the difference between the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future interest income.

To the extent that interest rates are sufficiently low and it is not feasible to measure the impact of a 100 bps decline in interest rates, EVaR and EaR exposures will be calculated by measuring the impact of a decline in interest rates where the resultant rate does not become negative.

The model used to calculate EaR and EVaR captures the impact of changes to assumed customer behaviours, such as interest rate sensitive mortgage prepayments, but does not assume any balance sheet growth, change in business mix, product pricing philosophy or management actions in response to changes in market conditions.

TD's policy sets overall limits on EVaR and EaR which are linked to capital and net interest income, respectively. These Board limits are set consistent with TD's enterprise risk appetite and are periodically reviewed and approved by the Risk Committee of the Board. Exposures against Board limits are routinely monitored and reported, and breaches of these Board limits (if any) are escalated to both the Asset/Liability and Capital Committee and the Risk Committee of the Board.

In addition to Board policy limits, book-level risk limits are set for TBSM's management of non-trading interest rate risk by Risk Management. These book-level risk limits are set at a more granular level than Board policy limits for EaR and EVaR, and developed to be consistent with the overall Board Market Risk policy. Breaches of these book-level risk limits (if any) are escalated to the Asset/Liability and Capital Committee in a timely manner.

We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objective is to generate stable interest income over time through disciplined asset/liability matching.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:

- An assumed maturity profile for our core deposit portfolio.
- Our targeted investment profile on our net equity position.
- Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk. We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts. To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff on a purchased option.

The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.



TD uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2012, an immediate and sustained 100 basis point increase in interest rates would have decreased the economic value of shareholders' equity by $161.8 million (2011 – $110.9 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $80.5 million (2011 – $201.9 million) after tax.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 52 SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY[1]

(millions of Canadian dollars)	**October 31, 2012**		October 31, 2011	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ (14.5)**	**$ (70.1)**	$ 5.9	$ (78.6)
U.S. dollar[2]	**(147.3)**	**(10.4)**	(116.8)	(123.3)
	$ (161.8)	**$ (80.5)**	$ (110.9)	$ (201.9)

[1] Prior period results are reported in accordance with Canadian GAAP.

[2] As at October 31, 2012, the EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

For the EaR measure (not shown on the graph), a 100 basis point increase in interest rates on October 31, 2012 would have increased pre-tax net interest income by $225.1 million (2011 – $40.4 million decrease) in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2012 would have decreased pre-tax net interest income by $187.9 million (2011 – $29.6 million increase) in the next 12 months. Over the last year, the reported EaR exposures have grown due to an increasing portion of permanent non-rate sensitive deposits being invested in a shorter term maturity profile. This is consistent with net interest income management strategies overseen by ALCO. Reported EaR remains consistent with the Bank's risk appetite and within established board limits.

The following table shows the sensitivity of net interest income (pre-tax) by currency for those currencies where TD has material exposure.

TABLE 53 **SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY**[1]

(millions of Canadian dollars)	**October 31, 2012**		October 31, 2011	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ 171.8**	**$ (171.8)**	$ (6.7)	$ 6.7
U.S. dollar[2]	**53.3**	**(16.1)**	(33.7)	22.9
	$ 225.1	**$ (187.9)**	$ (40.4)	$ 29.6

[1] Prior period results are reported in accordance with Canadian GAAP.
[2] As at October 31, 2012, the EaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to non-trading foreign exchange risk from our investments in foreign operations. When our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net interest income and shareholders' equity, and also our capital ratios. Our objective is to minimize these impacts.

Minimizing the impact of an adverse foreign exchange rate change on reported shareholders' equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Available-for-sale Investment Portfolio

The Bank manages an available-for-sale securities portfolio as part of the overall asset and liability management process. The available-for-sale securities portfolio consists of two distinct populations, a Canadian mortgage backed securities portfolio that is backed by loans originated and subsequently securitized by the Bank and the investment portfolio that consists of securities purchased by the Bank. The Canadian mortgage backed securities portfolio gives the Bank flexibility for collateral posting, funding, and liquidity. In general, the investment portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (i) to generate a targeted credit of funds to deposits in excess of lending; (ii) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (iii) to provide eligible securities to meet collateral requirements and cash management operations; and (iv) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity of the Bank. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for TD's own portfolio.

WHY MARGINS ON AVERAGE EARNING ASSETS FLUCTUATE OVER TIME

As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:

- Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
- The weighted-average margin on average earning assets will shift as the mix of business changes.
- Changes in the prime Bankers' Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.

The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios.

The model also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral resources to meet financial obligations without raising funds at unfavourable rates or having the ability to sell assets at a reasonable price in a timely manner. Demand for cash can arise from deposit withdrawals, debt maturities, and commitments to provide credit or liquidity support.

As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under normal and stress conditions. In the event of a funding disruption, we need to continue to operate without being forced to sell non-marketable assets and/or significantly alter our business strategy. The process that ensures adequate access to funding and reserve liquidity is known as liquidity risk management.

WHAT IS OUR LIQUIDITY RISK APPETITE?

Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, we maintain a sound and prudent approach to managing our potential exposure to liquidity risk including targeting a stringent 90-day survival horizon under severe operating conditions caused by a combination of a bank-specific and market-wide stress scenario, and a 365-day survival horizon under a prolonged bank-specific stress scenario that impacts our ability to access unsecured wholesale funding markets. These targeted survival horizons and related liquidity and funding management strategies comprise an integrated liquidity risk management program designed to ensure that we maintain a low exposure to adverse changes in liquidity levels due to identified causes of liquidity risk.

WHO IS RESPONSIBLE FOR LIQUIDITY RISK MANAGEMENT

The Asset/Liability and Capital Committee (ALCO) oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum (GLF), comprising senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the GLF recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.

We have one Global Liquidity & Asset Pledging Policy, but the treasury areas responsible for major business segments measure and manage liquidity risks as follows:

- TBSM is responsible for maintaining TD's liquidity risk management framework and associated policy limits, standards and processes. TBSM is also responsible for consolidating and reporting TD's global liquidity position and for managing the combined Canadian Personal and Commercial Banking (including the domestic Wealth business) and Corporate segment liquidity positions.
- Wholesale Banking Treasury, within Risk Management, working closely with Wholesale Banking is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.
- U.S. TBSM is responsible for managing the liquidity position of the U.S. Personal and Commercial Banking segment. TBSM works closely with the segment to ensure consistency with the global liquidity risk management framework.
- Each treasury area must comply with the Global Liquidity and Asset Pledging Policy. The policy is reviewed annually by the Risk Committee which is responsible for approving the Bank's liquidity risk appetite and associated liquidity management limits, principles and processes. Management responsible for liquidity in our U.S. Personal and Commercial Banking segment and each of our regulated overseas branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to address local business conditions and/or regulatory requirements. All policies are subject to review by the Global Liquidity Forum and approval by ALCO.
- Treasury areas frequently monitor and report liquidity adequacy in accordance with Risk Committee approved limits. In addition, ALCO imposes, at its discretion, more stringent or additional management limits to further control liquidity risk management or asset pledging activities. All breaches must be reported within 24 hours of identification in accordance with policy requirements. The status of remediation plans to address policy breaches are reported to the GLF and ALCO on a weekly basis and, if applicable, to the Risk Committee at its next scheduled meetings, until resolved.

HOW WE MANAGE LIQUIDITY RISK

Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash flows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a capital markets disruption or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a conservative "Severe Combined Stress" scenario that models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets specifically with respect to a lack of confidence in our ability to meet obligations as they come due. We assume complete loss of access to all forms of external funding during the 90-day survival period.

In addition to this Bank-specific event, the "Severe Combined Stress" scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient "available liquidity" to cover total "required liquidity" for the following:

- 100% of all maturities from unsecured wholesale debt and debt issued in various securitization channels coming due;
- Accelerated attrition or "run-off" of personal and commercial deposit balances;
- Increased utilization or "draw down" of available committed lines of credit to personal, commercial and corporate lending customers;
- Increased collateral requirements associated with downgrades in TD's senior long-term debt credit rating and adverse movement in reference rates for all derivative contracts;
- Coverage of maturities related to Bank-sponsored funding programs, such as the Bankers' Acceptances we issue on behalf of clients and Bank-sponsored short-term revolving ABCP channels;
- Current forecasted operational requirements.

To meet the resulting total "required liquidity", we hold assets that can be readily converted into cash. The fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads and/or market demand. The liquid assets we hold as "available liquidity" must be currently marketable, of sufficient credit quality and available-for-sale and/or pledging to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay due to collateral requirements, local regulatory liquidity transfer restrictions or other identified impediments are not considered within the framework. We apply a downward adjustment to current market value reflective of the expected market conditions in the "Severe Combined Stress" scenario as appropriate. Overall, we expect the reduction in current market value to be relatively low given the underlying high credit quality and demonstrated liquidity of our liquid asset portfolio summarized in the following table:

TABLE 54 SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY

(billions of Canadian dollars)	Average for the period ended	
	2012	2011
Canadian government obligations including Canada Mortgage and Housing Corporation (CMHC) mortgage-backed securities	**$ 21.3**	$ 20.9
Provincial government obligations	**4.9**	3.0
High quality corporate issuer obligations	**4.3**	5.1
Other securities and/or loans	**21.2**	16.4
Total Canadian dollar-denominated	**$ 51.7**	$ 45.4
Overnight cash deposits	**12.3**	13.7
U.S. government obligations	**3.7**	2.8
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	**9.6**	11.1
Other sovereign obligations	**36.4**	27.9
High quality corporate issuer obligations	**4.9**	7.8
Other securities and/or loans	**13.5**	12.5
Total Non-Canadian dollar-denominated	**$ 80.4**	$ 75.8

Liquid assets are held in The Toronto-Dominion Bank legal entity, and various domestic consolidated subsidiaries and major U.S. and foreign based branches and other subsidiaries as summarized in the table below:

TABLE 55 SUMMARY OF LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(billions of Canadian dollars)	Average for the period ended	
	2012	2011
The Toronto-Dominion Bank (Parent)	**$ 53.4**	$ 46.9
Major bank subsidiaries	**47.1**	48.7
Bank foreign branches	**30.1**	24.6
Other subsidiaries	**1.5**	1.0
Total	**$ 132.1**	$ 121.2

"Available liquidity" also includes our estimated borrowing capacity through the Federal Home Loan Bank (FHLB) system in the U.S. under the "Severe Combined Stress" scenario.

TD also has access to the Bank of Canada emergency lending assistance program in Canada, Federal Reserve Bank discount window in the U.S. and European Central Bank standby liquidity facilities as a result of collateral pledged by TD to these central banks. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing surplus liquidity.

Our surplus liquid-asset position for each major business segment is calculated by deducting "required liquidity" from "available liquidity" for each specified time bucket. We do not consolidate the surplus liquid-asset positions of our U.S. Personal and Commercial Banking segment with the positions of other segments due to restrictions on the investment of funds generated from deposit taking activities by member financial institutions of the Federal Reserve system in the U.S. Also, available cash held in certain Wealth Management and Insurance subsidiaries are not included in the liquid-asset position of the Canadian Personal and Commercial Banking segment due to regulatory restrictions involving the investment of such funds with the Toronto-Dominion Bank (Parent). For the year ended October 31, 2012, our average monthly aggregate surplus liquid-asset position for up to 90 days, as measured under the "Severe Combined Stress" scenario was as follows:

- $11.3 billion (2011 – $6.1 billion) for Canadian Personal and Commercial Banking (including the domestic Wealth business), Corporate, and Wholesale Banking operations.
- $9.6 billion (2011 – $8.9 billion) for U.S. Personal and Commercial Banking operations.

We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of one year. For the purposes of calculating the results of the 365-day bank specific stress scenario, we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the "Severe Combined Stress" scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 365 day period. For the year ended October 31, 2012, the average monthly estimate of liquid assets less requirements, as determined in the extended liquidity coverage test was as follows:

- $2.5 billion (2011 – $16.5 billion) for Canadian Personal and Commercial Banking (including the domestic Wealth business), Corporate and Wholesale Banking operations.
- $12.9 billion (2011 – $12.3 billion) for U.S. Personal and Commercial Banking operations.

While each of our dedicated treasury areas has responsibility for the measurement and management of liquidity risks in their respective business segments, TBSM is responsible for managing liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations. TD maintains foreign branches in key global centres such as New York and London to support Wholesale Banking activities. The Parent company routinely provides a guarantee of liquidity support to all of its foreign branches and consolidated subsidiaries.

The ongoing measurement of business segment liquidity in accordance with various stressed limits ensures there will be sufficient available funding sources in the event of a liquidity event. Additional stress scenarios related to severe idiosyncratic and systemic events caused by particular economic, financial and or operational risk conditions are also used to evaluate the potential range of required liquidity levels. We have contingency funding plans (CFP) in place for each major business segment and local jurisdiction. Each CFP provides direction on how management can best utilize available sources of funding under each identified liquidity stress event in the most efficient and effective manner possible, with the objective of returning resultant liquidity positions to target liquidity levels. Accordingly, CFP documentation is an integral component of the Bank's overall liquidity risk management program.

Credit ratings are important to our borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. Credit ratings and outlooks provided by ratings agencies reflect their views and are subject to change from time to time, based on a number of factors including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 56 CREDIT RATINGS

		October 31, 2012[1]	
Ratings agency	Short-term debt rating	Senior long-term debt rating and outlook	
Moody's	P-1	Aaa	Rating under review for possible downgrade
S&P	A-1+	AA-	Negative
Fitch	F1+	AA-	Stable
DBRS	R-1 (high)	AA	Stable

[1] The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD's credit rating. We hold liquid assets to ensure we are able to provide additional collateral required by trading counterparties in the event of a one-notch reduction in our senior long-term credit ratings. Severe downgrades could have a significant impact by increasing our cost of borrowing and/or requiring the Bank to post additional collateral for the benefit of our trading counterparties. The table below presents the additional collateral payments that could have been called at the reporting date in the event of one, two and three-notch downgrades of our credit ratings.

TABLE 57 ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES

(billions of Canadian dollars)	Average for the period ended	
	2012	2011
One-notch downgrade	**$ 0.6**	$ 0.5
Two-notch downgrade	**1.4**	1.6
Three-notch downgrade	**1.6**	1.8

FUNDING

TD routinely has access to a wide variety of short and long-term unsecured and secured funding sources including securitization channels that it uses to meet operational requirements in normal operating conditions. TD's funding activities are conducted in accordance with the Global Liquidity & Asset Pledging Policy. This Policy requires that, among other things, all assets be funded to the appropriate term (i.e., contractual term to maturity for banking book assets or stressed market depths for trading assets).

A key approach to managing funding activities is to maximize the use of branch sourced deposits. Table 58 illustrates the Bank's large base of stable personal and commercial, domestic Wealth business and TD Ameritrade sweep deposits (P&C Deposits) that make up more than 70% of total deposit funding. Approximately 69% of this amount is insured under various insurance deposit schemes, including the Canada Deposit Insurance Corporation and the Federal Deposit Insurance Corporation. The amount of long-term funding provided by demand or non-maturity personal and commercial deposits is determined based on demonstrated balance permanence and estimated sudden "run-off" under the "Severe Combined Stress" scenario.

TABLE 58	SUMMARY OF DEPOSIT FUNDING BY SOURCE OR TYPE	
(billions of Canadian dollars)	**2012**	2011
P&C deposits	**$ 420.3**	$ 389.7
Short-term unsecured wholesale deposits including commercial paper	**75.6**	63.8
Long-term wholesale deposits including covered bonds and senior medium term notes	**27.7**	23.0
Other deposits	**2.8**	2.5
Total	**$ 526.4**	$ 479.0

The majority of remaining deposit funding is comprised of short-term unsecured wholesale funding with maturity terms ranging between overnight and 12 months, and long-term wholesale funding with maturities typically ranging between two to five years. We maintain an active external funding program to provide access to widely diversified funding sources, including asset securitization, covered bonds and unsecured wholesale debt. Our unsecured wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of short-term wholesale deposits we can hold from any single depositor in order not to rely excessively on one or a small group of clients as a source of funding. When deposit levels exceed these limits, excess amounts must be invested in highly liquid assets and, as a result, are not used to fund our Wholesale Banking requirements. We also limit the short-term wholesale funding that can mature in a given time period. These funding limits are designed to address the potential operational complexity in selling assets and reduced asset liquidity in a systemic market event, and serve to limit our exposure to large liability maturities.

Responsibility for normal funding activities is as follows:

- TBSM is responsible for meeting all TD long-term funding needs related to mortgage or loan asset growth, corporate investment needs or subsidiary capital requirements.
- Wholesale Bank funding is responsible for meeting short-term funding and liquidity requirements identified by Wholesale Bank Treasury. Funding can be achieved via unsecured wholesale deposit funding including commercial paper or secured repurchase ("repo") funding channels.
- U.S. Treasury Group is responsible for managing required utilization of available borrowing capacity provided by the FHLB system.
- ALCO is required to approve any new external funding structures or material transactions in conjunction with its regular review of the TD long-term funding action plan.

We continue to explore all opportunities to access expanded or lower-cost funding on a sustainable basis relative to our projected term funding requirements. The following table represents the various sources of funding obtained for the year:

TABLE 59	LONG TERM FUNDING SOURCES	
(billions of Canadian dollars)	**2012**	2011
Assets securitized	**$ 6.7**	$ 6.5
Covered bonds[1]	**3.0**	5.0
Senior unsecured medium term notes[1]	**2.0**	8.2
Total	**$ 11.7**	$ 19.7

[1] Items are considered long term funding sources but are classified as deposits on the Consolidated Balance Sheet. Period end balances are included above in Table 58: Summary of Deposit Funding by Source or Type.

CONTRACTUAL OBLIGATIONS

TD has contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. These contractual obligations have an impact on TD's short-term and long-term liquidity and capital resource needs. The table below summarizes the remaining contractual maturity for certain undiscounted financial liabilities and other contractual obligations.

TABLE 60 CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY

(millions of Canadian dollars)					**October 31 2012**	October 31 2011
	Within 1 year	**Over 1 year to 3 years**	**Over 3 to 5 years**	**Over 5 years**	**Total**	Total
Deposits[1,2]	**$ 476,055**	**$ 31,710**	**$ 17,965**	**$ 689**	**$ 526,419**	$ 478,998
Securitization liabilities						
Securitization liabilities at fair value	**6,028**	**14,191**	**2,527**	**1,454**	**24,200**	26,307
Securitization liabilities at amortization cost	**11,859**	**5,790**	**5,845**	**2,598**	**26,092**	25,941
Subordinated notes and debentures[3]	**–**	**150**	**–**	**11,168**	**11,318**	11,543
Liability for preferred shares	**–**	**–**	**–**	**26**	**26**	32
Liability for capital trust securities[4]	**–**	**–**	**–**	**1,874**	**1,874**	1,878
Special purpose entity liabilities	**5,004**	**649**	**–**	**–**	**5,653**	4,295
Contractual interest payments[3,5,6]	**3,798**	**3,592**	**1,871**	**21,140**	**30,401**	34,584
Operating lease commitments	**687**	**1,307**	**1,077**	**2,665**	**5,736**	5,521
Capital lease commitments	**29**	**45**	**17**	**32**	**123**	149
Network service agreements	**26**	**26**	**–**	**–**	**52**	77
Automated teller machines	**125**	**225**	**45**	**–**	**395**	532
Contact centre technology	**28**	**–**	**–**	**–**	**28**	61
Software licensing and equipment maintenance	**121**	**94**	**–**	**–**	**215**	125
Total	**$ 503,760**	**$ 57,779**	**$ 29,347**	**$ 41,646**	**$ 632,532**	$ 590,043

[1] As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as within one year.
[2] Amounts include trading deposits which are carried at fair value and include basis adjustments. Accrued and contractual interest payments are also included.
[3] Subsequent to year-end, on November 1, 2012, the Bank redeemed all of its outstanding 5.38% subordinated notes due November 1, 2017. See Note 17 to the Bank's Consolidated Financial Statements for more details.
[4] Amounts do not include TD Capital Trust Securities (CaTs) II, which do not have a maturity date. Refer to Note 19 to the Bank's Consolidated Financial Statements for additional details.
[5] Amounts include accrued and future estimated interest obligations on term deposits, securitization liabilities, subordinated notes and debentures, liability for preferred shares, liability for capital trust securities and asset-backed commercial paper based on applicable interest and foreign exchange rates as at October 31, 2012 and October 31, 2011, respectively. Amounts exclude returns on instruments where the Bank's payment obligation is based on the performance of equity linked indices.
[6] Interest obligations on subordinated notes and debentures and liability for capital trust securities are calculated according to their contractual maturity date. Refer to Notes 17 and 19 for additional details.

CREDIT AND LIQUIDITY COMMITMENTS

In the normal course of business, TD enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. TD's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by TD.

The values of credit instruments reported below represent the maximum amount of additional credit that TD could be obligated to extend should contracts be fully utilized. The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

TABLE 61 CREDIT AND LIQUIDITY COMMITMENTS

(millions of Canadian dollars)	2012	2011
Financial and performance standby letters of credit	**$ 15,802**	$ 14,445
Documentary and commercial letters of credit	**279**	271
Commitments to extend credit[1]		
Original term to maturity of one year or less	**31,845**	25,789
Original term to maturity of more than one year	**50,016**	42,518
Total	**$ 97,942**	$ 83,023

[1] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

PLEDGED ASSETS, REPURCHASE AGREEMENTS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems (Large Value Transfer System in Canada) and depositories (Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation) or to have access to the facilities of central banks in domestic and foreign jurisdictions, such as the Bank of Canada, Federal Reserve Bank, European Central Bank, and the Bank of England, or as security for contract settlements with derivative exchanges or other derivative counterparties (e.g., London Clearing House). As at October 31, 2012, securities and other assets with a carrying value of $142.2 billion (2011 – $118.1 billion) were pledged as collateral in respect of these transactions. As previously noted, assets that are encumbered as a result of pledging activities are not considered as "available liquidity" in determining TD's liquid-asset surplus positions.

In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. The Bank's own securities lent as of October 31, 2012 amounted to $13.0 billion (2011 – $11.4 billion).

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending and security borrowing and lending activities. As of October 31, 2012, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $18 billion (2011 – $20.5 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.4 billion as of October 31, 2012 (2011 – $6.7 billion).

As at October 31, 2012, $10.5 billion (2011 – $7.4 billion) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to a SPE which is consolidated by the Bank. A discussion on the structure of this SPE and assets held is included in Note 9 to the Bank's Consolidated Financial Statements.

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY

In December 2010, the Basel Committee on Banking Supervision (BCBS) issued a final framework document outlining two new liquidity standards in addition to supplemental reporting metrics applicable to all internationally active banks. The document prescribes the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) as minimum regulatory standards effective January 1, 2015 and January 1, 2018 respectively. Regulators and banks continue to work together conducting quantitative impact studies to assist in evaluating the impact of these new standards on financial markets and refining associated calibration factors and/or operational requirements. The Bank continues to assess the potential impacts and effects upon its liquidity risk management framework across all relevant and affected reporting business segments, until such time as the LCR standard is fully defined by mid-2013. The structure of TD Bank's "Severe Combined Stress" scenario exhibits similarity with the severe shock used as the basis to calibrate the BCBS' LCR standard.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.

Operational risk is embedded in all our business activities including the practices for managing other risks such as credit, market and liquidity risk. We must mitigate and manage operational risk so that we can create and sustain shareholder value, successfully execute our business strategies, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

Under Basel II, we use the Standardized Approach to operational risk regulatory capital. Work is underway to build upon TD's operational risk management framework to meet the requirements of the Advanced Measurement Approach for operational risk, and to proceed towards implementation.

WHO MANAGES OPERATIONAL RISK

Operational Risk Management is an independent function that designs and maintains TD's overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management via the Operational Risk Oversight Committee, the ERMC and the Risk Committee of the Board.

We also maintain program groups who oversee specific enterprise wide operational risk policies that require dedicated mitigation and control activities. These policies govern the activities of the Corporate functions responsible for the management and appropriate oversight over business continuity, outsourcing management, financial crime risk management, project change management, technology risk management, and information security.

The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business segment and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of TD.

HOW WE MANAGE OPERATIONAL RISK

The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes risk appetite, policies, processes as well as limits and governance. The Operational Risk Management Framework is maintained by Risk Management and supports alignment with TD's risk appetite for operational risk. The framework incorporates leading industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit's and each corporate area's operational risk exposures. In addition, the expectations of the Risk Committee of the Board and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that risk management and internal controls are effective, appropriate and compliant with our policies.

Operational Risk Event Monitoring

In order to reduce our exposure to future loss, it is critical that we remain aware of and respond to our own and industry operational risks. Our policies and processes require that operational risk events be identified, tracked and reported to the appropriate level of management to ensure that we analyze and manage such risks appropriately and take suitable corrective and preventative action. We also review, analyze and benchmark TD against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting

Risk Management, in partnership with senior management, regularly monitors risk-related measures and the status of risk throughout TD to report to the senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention are maintained over current and emerging issues.

Insurance

To provide TD with additional protection from loss, Risk Management actively manages a comprehensive portfolio of business insurance and other risk mitigating arrangements. The type and level of insurance coverage is continually assessed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties where appropriate.

Technology and Information

Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels, and other business developments. The key risks are associated with the operational availability, integrity, confidentiality, and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity Management

During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of TD are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Supplier Management

A third party is an entity whose business is to supply a particular service or commodity. The benefits of leveraging third parties include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these relationships bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level third-party risk management program that guides third-party activities and ensures the level of risk management and senior management oversight is appropriate to the size, risk and importance of the third-party arrangement.

Project Management

We have established a disciplined project management program of processes and supervisory mechanisms to ensure projects are successfully implemented in a planned and systematic manner and are monitored by senior management. Our Enterprise Program Management Office maintains project management standards that are continually benchmarked against leading industry practices.

Financial Crime

Safeguarding our customers, employees, assets and information and preventing and detecting fraud and other forms of financial crime are very important to us. To do this, we maintain extensive security systems, protocols and practices to detect and prevent financial crime. This includes regular employee training to ensure compliance with crime prevention policies and practices.

Insurance Risk

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size and/or frequency of claims (e.g. catastrophic risk), mortality, morbidity, longevity, policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. We are exposed to insurance risk in our property and casualty insurance business, life and health insurance business and reinsurance business.

WHO MANAGES INSURANCE RISK

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK

The Bank's risk governance practices ensure strong independent oversight and control of risk within the insurance business. The Risk Committee for the Insurance business provides critical oversight of the risk management activities within the business. The Insurance Risk Management Framework outlines the internal risk and control structure to manage insurance risk and includes risk appetite, policies, processes as well as limits and governance. The Insurance Risk Management Framework is maintained by Risk Management and supports alignment with TD's risk appetite for insurance risk.

The assessment of reserves for claim liabilities is central to the insurance operation. TD engages in establishing reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management's best estimate for future claim payments. As such, TD regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated.

Sound product design is an essential element of managing risk. TD's exposure to insurance risk is generally short term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained and compliance with such policies is monitored by the Risk Committee for the Insurance business.

Automobile insurance is provincially legislated and as such, policyholder benefits may differ between provinces. There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentrations is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration risk is also mitigated through the purchase of reinsurance.

Strategies are in place to manage the risk to our reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

Regulatory and Legal Risk

Regulatory and Legal risk is the risk of negative impact to business activities, earnings or capital, regulatory relationships or reputation as a result of failure to comply with or a failure to adapt to current and changing regulations, laws, industry codes, rules or regulatory expectations. Legal risk includes the potential for civil litigation or criminal or regulatory proceedings being commenced against TD that, once decided, could materially and adversely affect our business, operations or financial condition.

Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, and other costs associated with legal proceedings, and unfavourable judicial or regulatory judgments may also adversely affect TD's business, results of operations and financial condition.

Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK

Business segments and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal, Compliance, Global Anti-Money Laundering and Regulatory Risk (including Regulatory Relationships and Government Affairs) groups assist them by providing advice and oversight.

The Corporate Compliance, Global Anti-Money Laundering and Regulatory Risk groups identify and monitor significant regulatory risk across our organization, and are responsible for ensuring that key day-to-day business controls comply with applicable legislation.

In addition, our Regulatory Risk groups also create and maintain relationships with regulators and government officials, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations, facilitate regulatory approvals of new products, and advance the public policy objectives of TD.

Internal and external Legal counsel also work closely with the business segments and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce TD's exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK

Our Code of Conduct and Ethics helps set the "tone at the top" for a culture of integrity within our organization. The Code stipulates that every business decision and action on TD's behalf must be assessed in light of what is right, legal and fair. The Code is supported by a number of other policies, training programs and tools, and new employee or director orientation materials, covering a variety of relevant topics, such as anti-money laundering, privacy and anti-corruption practices. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.

Business segments and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal, Compliance, and Global Anti-Money Laundering groups collectively assist them by:

- Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required.
- Implementing or assisting with policies, procedures and training.
- Assessing regulatory and legislative requirements and compliance-related risks using an independent risk-based approach.
- Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
- Tracking, escalating and reporting significant issues and findings to senior management and the Board.
- Liaising with regulators, as appropriate, regarding new or revised legislation, or regulatory guidance or regulatory examinations.

Our policies and processes also provide for the timely escalation of potential or actual legal or regulatory issues to enable senior management and the Board of Directors to effectively perform their management and oversight responsibilities.

While it is not possible to completely eliminate legal risk, the Legal Department also works closely with business segments and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation which involves or impacts TD or its subsidiaries.

Capital Adequacy Risk

Capital adequacy risk is the risk of insufficient capital available in relation to the amount of capital required to carry out the Bank's strategy and satisfy regulatory capital requirements.

Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.

Regulators prescribe minimum levels of capital that are referred to as limits. Managing the capital levels of a financial institution exposes our Bank to the risk of breaching regulatory capital limits.

WHO MANAGES CAPITAL ADEQUACY RISK

The Board of Directors have the ultimate responsibility for overseeing adequacy of capital and capital management. The Board reviews the adherence to capital limits and targets; reviews and approves the annual capital plan and the Capital Management Policy. The Risk Committee of the Board oversees management's actions to maintain an appropriate Internal Capital Adequacy Assessment Process (ICAAP) framework, commensurate with the Bank's risk profile. The Chief Risk Officer ensures the Bank's ICAAP is effective in meeting capital adequacy requirements.

The Asset, Liability and Capital Committee establishes and maintains the capital management framework for effective and prudent management of the Bank's capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital limits and targets.

Capital Management, within Treasury and Balance Sheet Management, is responsible for forecasting and monitoring compliance with capital limits and targets, on a consolidated basis. Capital Management updates the capital forecast and makes recommendations to the ALCO regarding capital issuance, repurchase and redemption. Risk Capital Assessment, within Risk Management, leads the Enterprise-Wide Stress Testing (EWST) process. Business segments are responsible for managing to allocated capital limits.

HOW WE MANAGE CAPITAL ADEQUACY RISK

Capital resources are managed to ensure the Bank's capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, ensuring that it meets the higher of these requirements.

Regulatory capital requirements represent minimum capital levels. The ALCO determines capital targets, in excess of capital limits. The purpose of capital targets is to reduce the risk of a breach of capital limits, due to a combination of normal capital volatility and an unexpected stress event, allowing management the opportunity to react to declining capital levels before capital limits are breached. Capital limits and targets are defined in the Capital Management Policy.

The Bank also determines its internal capital requirements through the ICAAP process, based on its own tolerance for the risk of unexpected losses. The ICAAP process uses models to measure the risk-based capital required for its identified risk of loss. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst case unexpected losses over a one year period, associated with management's target debt rating.

In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to ensure capital adequacy through periods of Bank specific or systemic market stress. The Capital Contingency Plan determines the governance and procedures to be followed if the Bank's consolidated capital levels are forecast to fall below capital targets or limits. It outlines potential management actions that may be taken to prevent such a breach from occurring.

A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual capital limits. Capital usage is monitored and reported to the ALCO.

The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The impacts of the EWST are applied to the capital forecast and are considered in the determination of capital targets.

Reputational Risk

Reputational risk is the potential that stakeholder impressions, whether true or not, regarding an institution's business practices, actions or inactions, will or may cause a decline in the institution's value, brand, liquidity or customer base.

A company's reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk can arise as a consequence of any organization's activities and cannot be managed in isolation from other forms of risk. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital.

WHO MANAGES REPUTATIONAL RISK

Ultimate responsibility for TD's reputation lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The enterprise Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee's purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered.

In addition, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring ethical practices are followed at all times, interactions with our stakeholders are positive, and we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

HOW WE MANAGE REPUTATIONAL RISK

Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee of the Board. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the enterprise Reputational Risk Committee.

We also have an enterprise-wide New Business and Product Approval Policy with defined and documented processes to approve new products and new business, particularly structured transactions in our Wholesale business. These processes involve committees with representation from the businesses and control functions, and include consideration of all aspects of a new product, including reputational risk.

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: 1) direct risks associated with the ownership and operation of our business, which includes management and operation of company-owned or managed real estate, fleet, business operations and associated services; 2) indirect risks associated with the environmental performance of clients to whom TD provides financing or in which TD invests; 3) identification and management of emerging environmental regulatory issues; and 4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

WHO MANAGES ENVIRONMENTAL RISK

The Executive Vice President Community, Environment and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD's main business segments and corporate functions. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD's business segments are responsible for implementing the environmental strategy and managing associated risks within their units.

HOW WE MANAGE ENVIRONMENTAL RISK

We manage environmental risks within the Environmental Management System (EMS) which consists of three components: an Environmental Policy, an Environmental Management Framework and Environmental Procedures and Processes. Our EMS is consistent with the ISO 14001 international standard, which represents industry best practice. Our Environmental Policy reflects the global scope of TD's environmental activities.

Within our Environmental Management Framework, we have identified a number of priority areas and have made voluntary commitments relating to these.

Our environmental performance is publicly reported within our annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.

TD's global operations maintained carbon neutral status in 2012 and we made a voluntary commitment to reduce our carbon emissions by 1 tonne/employee by 2015. In 2012, TD made a voluntary commitment to reduce our North American paper usage by 20% by 2015 (relative to a 2010 baseline).

During 2012, TD applied our Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale, commercial and retail businesses. These procedures include assessment of our clients' policies, procedures and performance on material environmental and related social issues, such as climate risk, biodiversity, water risk, stakeholder engagement and free, prior and informed consent of Aboriginal peoples. Within Wholesale Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. TD has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within our annual Corporate Responsibility Report.

TD Asset Management (TDAM) is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UNPRI.

We proactively monitor and assess policy and legislative developments, and maintain an 'open door' approach with environmental and community organizations, industry associations and responsible investment organizations.

For more information on our environmental policy, management and performance, please refer to our Corporate Responsibility Report, which is available at our website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE

TD Ameritrade's management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade's Board, particularly through its Risk Committee and Audit Committee of the Board. TD monitors the risk management process at TD Ameritrade through its participation in TD Ameritrade's board and management governance and protocols.

Five of the twelve TD Ameritrade directors are designated by TD, including TD's CEO, Head of Direct Investing and two independent directors of TD, pursuant to the terms of a Stockholders Agreement among TD, TD Ameritrade and certain other stockholders. TD Ameritrade's bylaws, which state that the Chief Executive Officer's appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer attains the broad support of the TD Ameritrade Board which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD's percentage ownership in TD Ameritrade and certain other limited exceptions. Currently, the directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the HR and Compensation Committee and participating in the Risk Committee and Corporate Governance Committee.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent TD requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between TD and TD Ameritrade to coordinate necessary intercompany information flow. In addition to regular communication at the Chief Executive Officer level, regular operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade's operating results and key risks. As well, certain functions such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Risk issues are reported up to TD's Risk Committee as required.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgment and estimates include accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, and the consolidation of special purpose entities.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, see Note 2 to the Bank's Consolidated Financial Statements.

Accounting Judgments, Estimates and Assumptions

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT OF FINANCIAL ASSETS

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a 'loss event') and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for the presence of these conditions. This includes determining, as a matter of judgment, whether a loss event has resulted in a decline in fair value below cost that is significant or prolonged for available-for-sale equity securities, and a deterioration of credit quality for available-for-sale debt securities. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan ('a loss event') to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. Allowance for credit losses represent management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Judgment is required as to the timing of designating a loan as impaired and the amount of the allowance required. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management's judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

DETERMINATION OF FAIR VALUE

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlation, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5 to the 2012 Consolidated Financial Statements.

DERECOGNITION

Certain assets transferred as part of securitization transactions may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, and commensurate with the risks involved. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank's cash generating units (CGUs) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk-based capital models (based on advanced approaches under Basel III) to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. TD's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

EMPLOYEE BENEFITS

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and non-pension post-retirement benefit plans obligations and expenses in future years.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost to the Bank will vary from the assumptions used to determine the liabilities recognized, as additional information with respect to the facts and circumstance of each claim incurred is incorporated into the liability.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

The Bank's mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank's previous and expected future experience.

CONSOLIDATION OF SPECIAL PURPOSE ENTITITES

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. An example of such judgment is to determine whether an entity meets the definition of an SPE, and if so, whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank's exposure to the risks and rewards of the SPE. These judgments are discussed further in Note 3 to the 2012 Consolidated Financial Statements.

ACCOUNTING STANDARDS AND POLICIES

Future Changes in Accounting Policies

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB's projects that are relevant to the Bank's financial reporting and accounting policies. Issued standards which are effective for the Bank in the future are discussed in Note 4 to the Bank's Consolidated Financial Statements.

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2012. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2012.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment management has concluded that as at October 31, 2012, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2012. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2012.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2012, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the "Bank") is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2012 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2012, the Bank's internal control over financial reporting is effective.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank's system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions, Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the *Bank Act*, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2012 in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.



W. Edmund Clark
Group President and
Chief Executive Officer



Colleen M. Johnston
Group Head Finance and
Chief Financial Officer

Toronto, Canada
December 5, 2012

INDEPENDENT AUDITORS' REPORTS OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Financial Statements

We have audited the accompanying consolidated financial statements of The Toronto-Dominion Bank, which comprise the Consolidated Balance Sheet as at October 31, 2012 and 2011, and November 1, 2010, and the Consolidated Statements of Income, Changes in Equity, Comprehensive Income and Cash Flows for the years ended October 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Toronto-Dominion Bank as at October 31, 2012 and 2011, and November 1, 2010, and its financial performance and its cash flows for the years ended October 31, 2012 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 5, 2012 expressed an unqualified opinion on The Toronto-Dominion Bank's internal control over financial reporting.



Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 5, 2012

INDEPENDENT AUDITORS' REPORTS OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States)

We have audited The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting contained in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on The Toronto-Dominion Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2012 and 2011, and November 1, 2010, and the Consolidated Statements of Income, Changes in Equity, Comprehensive Income and Cash Flows for each of the years in the two-year period ended October 31, 2012 of The Toronto-Dominion Bank and our report dated December 5, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 5, 2012

Consolidated Balance Sheet

(millions of Canadian dollars, except as noted)			As at
	October 31 2012	October 31 2011	November 1 2010
ASSETS			
Cash and due from banks	**$ 3,436**	$ 3,096	$ 2,574
Interest-bearing deposits with banks	**21,692**	21,016	19,136
	25,128	24,112	21,710
Trading loans, securities, and other **(Note 5)**	**94,531**	73,353	63,695
Derivatives **(Notes 5, 10)**	**60,919**	59,845	51,470
Financial assets designated at fair value through profit or loss **(Note 5)**	**6,173**	4,236	2,150
Available-for-sale securities **(Notes 5, 6)**	**98,576**	93,520	86,687
	260,199	230,954	204,002
Securities purchased under reverse repurchase agreements	**69,198**	56,981	50,658
Loans (Note 7)			
Residential mortgages	**172,172**	155,471	136,181
Consumer instalment and other personal	**117,927**	115,389	107,371
Credit card	**15,358**	8,986	8,870
Business and government	**101,041**	93,144	83,205
Debt securities classified as loans	**4,994**	6,511	7,591
	411,492	379,501	343,218
Allowance for loan losses **(Note 7)**	**(2,644)**	(2,314)	(2,309)
Loans, net of allowance for loan losses	**408,848**	377,187	340,909
Other			
Customers' liability under acceptances	**7,223**	7,815	7,757
Investment in TD Ameritrade **(Note 35)**	**5,344**	5,159	5,438
Goodwill **(Note 12)**	**12,311**	12,257	12,313
Other intangibles **(Note 12)**	**2,217**	1,844	1,804
Land, buildings, equipment, and other depreciable assets **(Note 13)**	**4,402**	4,083	4,249
Current income tax receivable	**439**	288	623
Deferred tax assets **(Note 26)**	**883**	1,196	1,045
Other assets **(Note 14)**	**14,914**	13,617	16,901
	47,733	46,259	50,130
Total assets	**$ 811,106**	$ 735,493	$ 667,409
LIABILITIES			
Trading deposits **(Notes 5, 15)**	**$ 38,774**	$ 29,613	$ 22,991
Derivatives **(Notes 5, 10)**	**64,997**	61,715	52,552
Securitization liabilities at fair value **(Notes 5, 8)**	**25,324**	27,725	27,256
Other financial liabilities designated at fair value through profit or loss **(Note 5)**	**17**	32	31
	129,112	119,085	102,830
Deposits (Note 15)			
Personal	**291,759**	268,703	249,251
Banks	**14,957**	11,659	12,501
Business and government	**181,038**	169,066	143,121
	487,754	449,428	404,873
Other			
Acceptances	**7,223**	7,815	7,757
Obligations related to securities sold short **(Note 5)**	**33,435**	23,617	23,691
Obligations related to securities sold under repurchase agreements **(Note 5)**	**38,816**	25,991	22,191
Securitization liabilities at amortized cost **(Note 8)**	**26,190**	26,054	23,078
Provisions **(Note 30)**	**656**	536	440
Current income tax payable	**167**	167	1,041
Deferred tax liabilities **(Note 26)**	**327**	574	771
Other liabilities **(Note 16)**	**24,858**	24,418	25,690
	131,672	109,172	104,659
Subordinated notes and debentures (Note 17)	**11,318**	11,543	12,249
Liability for preferred shares (Note 18)	**26**	32	582
Liability for capital trust securities (Note 19)	**2,224**	2,229	2,344
Total liabilities	**762,106**	691,489	627,537
EQUITY			
Common shares (millions of shares issued and outstanding: **Oct. 31, 2012 – 918.2**, Oct. 31, 2011 – 902.4, Nov.1, 2010 – 879.7) **(Note 21)**	**18,691**	17,491	15,804
Preferred shares (millions of shares issued and outstanding: **Oct. 31, 2012 – 135.8**, Oct. 31, 2011 – 135.8, Nov. 1, 2010 – 135.8) **(Note 21)**	**3,395**	3,395	3,395
Treasury shares – common (millions of shares held: **Oct. 31, 2012 – (2.1)**, Oct. 31, 2011 – (1.4), Nov. 1 2010 – (1.2)) **(Note 21)**	**(166)**	(116)	(91)
Treasury shares – preferred (millions of shares held: **Oct. 31, 2012 – nil**, Oct. 31, 2011 – nil, Nov. 1, 2010 – nil) **(Note 21)**	**(1)**	–	(1)
Contributed surplus	**196**	212	235
Retained earnings	**21,763**	18,213	14,781
Accumulated other comprehensive income (loss)	**3,645**	3,326	4,256
	47,523	42,521	38,379
Non-controlling interests in subsidiaries (Note 20)	**1,477**	1,483	1,493
Total equity	**49,000**	44,004	39,872
Total liabilities and equity	**$ 811,106**	$ 735,493	$ 667,409

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.



W. Edmund Clark
Group President and
Chief Executive Officer



William E. Bennett
Chair, Audit Committee

Consolidated Statement of Income

For the years ended October 31

(millions of Canadian dollars, except as noted)	**2012**	2011
Interest income		
Loans	**$ 17,951**	$ 17,010
Securities		
Interest	**3,259**	2,720
Dividends	**940**	810
Deposits with banks	**88**	369
	22,238	20,909
Interest expense		
Deposits	**4,670**	4,466
Securitization liabilities	**1,026**	1,235
Subordinated notes and debentures	**612**	663
Preferred shares and capital trust securities **(Notes 18, 19)**	**174**	208
Other	**730**	676
	7,212	7,248
Net interest income	**15,026**	13,661
Non-interest income		
Investment and securities services	**2,621**	2,624
Credit fees	**745**	671
Net gains (losses) from available-for-sale securities **(Note 6)**	**373**	393
Trading income (losses) **(Note 22)**	**(41)**	(127)
Service charges	**1,775**	1,602
Card services	**1,039**	959
Insurance revenue, net of claims and related expenses **(Note 23)**	**1,113**	1,167
Trust fees	**149**	154
Other income (loss)	**322**	558
	8,096	8,001
Total revenue	**23,122**	21,662
Provision for credit losses (Note 7)	**1,795**	1,490
Non-interest expenses		
Salaries and employee benefits **(Note 25)**	**7,241**	6,729
Occupancy, including depreciation	**1,374**	1,285
Equipment, including depreciation	**825**	801
Amortization of other intangibles **(Note 12)**	**477**	657
Marketing and business development	**668**	593
Brokerage-related fees	**296**	320
Professional and advisory services	**925**	944
Communications	**282**	271
Other	**1,910**	1,447
	13,998	13,047
Income before income taxes and equity in net income of an investment in associate	**7,329**	7,125
Provision for (recovery of) income taxes (Note 26)	**1,092**	1,326
Equity in net income of an investment in associate, net of income taxes (Note 35)	**234**	246
Net income	**6,471**	6,045
Preferred dividends	**196**	180
Net income available to common shareholders and non-controlling interests in subsidiaries	**$ 6,275**	$ 5,865
Attributable to:		
Non-controlling interests in subsidiaries	**$ 104**	$ 104
Common shareholders	**6,171**	5,761
Average number of common shares outstanding (millions) **(Note 27)**		
Basic	**906.6**	885.7
Diluted	**914.9**	902.9
Earnings per share (dollars) **(Note 27)**		
Basic	**$ 6.81**	$ 6.50
Diluted	**6.76**	6.43
Dividends per share (dollars)	**2.89**	2.61

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

For the years ended October 31

(millions of Canadian dollars)	**2012**	2011
Common shares (Note 21)		
Balance at beginning of year	**$ 17,491**	$ 15,804
Proceeds from shares issued on exercise of stock options	**253**	322
Shares issued as a result of dividend reinvestment plan	**947**	661
Proceeds from issuance of new shares	**–**	704
Balance at end of year	**18,691**	17,491
Preferred shares (Note 21)		
Balance at beginning of year	**3,395**	3,395
Balance at end of year	**3,395**	3,395
Treasury shares – common (Note 21)		
Balance at beginning of year	**(116)**	(91)
Purchase of shares	**(3,175)**	(2,164)
Sale of shares	**3,125**	2,139
Balance at end of year	**(166)**	(116)
Treasury shares – preferred (Note 21)		
Balance at beginning of year	**–**	(1)
Purchase of shares	**(77)**	(59)
Sale of shares	**76**	60
Balance at end of year	**(1)**	–
Contributed surplus		
Balance at beginning of year	**212**	235
Net premium (discount) on sale of treasury shares	**10**	11
Stock options, contributed surplus **(Note 24)**	**(25)**	(34)
Other	**(1)**	–
Balance at end of year	**196**	212
Retained earnings		
Balance at beginning of year	**18,213**	14,781
Net income attributable to shareholders	**6,367**	5,941
Common dividends	**(2,621)**	(2,316)
Preferred dividends	**(196)**	(180)
Share issue expenses	**–**	(13)
Balance at end of year	**21,763**	18,213
Accumulated other comprehensive income (loss)		
Net unrealized gain (loss) on available-for-sale securities:		
Balance at beginning of year	**949**	1,317
Other comprehensive income (loss)	**526**	(368)
Balance at end of year	**1,475**	949
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:		
Balance at beginning of year	**(464)**	–
Other comprehensive income (loss)	**38**	(464)
Balance at end of year	**(426)**	(464)
Net gain (loss) on derivatives designated as cash flow hedges:		
Balance at beginning of year	**2,841**	2,939
Other comprehensive income (loss)	**(245)**	(98)
Balance at end of year	**2,596**	2,841
Total	**3,645**	3,326
Non-controlling interests in subsidiaries		
Balance at beginning of year	**1,483**	1,493
Net income attributable to non-controlling interests in subsidiaries	**104**	104
Other	**(110)**	(114)
Balance at end of year	**1,477**	1,483
Total equity	**$ 49,000**	$ 44,004

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

For the years ended October 31

(millions of Canadian dollars)	**2012**	2011
Net income	**$ 6,471**	$ 6,045
Other comprehensive income (loss), net of income taxes		
Change in unrealized gains (losses) on available-for-sale securities[1]	**689**	(246)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	**(163)**	(122)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	**92**	(796)
Net foreign currency translation gains (losses) from hedging activities[3]	**(54)**	332
Change in net gains (losses) on derivatives designated as cash flow hedges[4]	**834**	640
Reclassification to earnings of net losses (gains) on cash flow hedges[5]	**(1,079)**	(738)
	319	(930)
Comprehensive income (loss) for the year	**$ 6,790**	$ 5,115
Attributable to:		
Preferred shareholders	**196**	180
Common shareholders	**6,490**	4,831
Non-controlling interests in subsidiaries	**104**	104

[1] Net of income tax provision in 2012 of $302 million (2011 – income tax recovery of $35 million).
[2] Net of income tax provision in 2012 of $74 million (2011 – income tax provision of $31 million).
[3] Net of income tax recovery in 2012 of $22 million (2011 – income tax provision of $118 million).
[4] Net of income tax provision in 2012 of $381 million (2011 – income tax provision of $322 million).
[5] Net of income tax provision in 2012 of $485 million (2011 – income tax provision of $304 million).

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the years ended October 31

(millions of Canadian dollars)	2012	2011
Cash flows from (used in) operating activities		
Net income before income taxes	**$ 7,563**	$ 7,371
Adjustments to determine net cash flows from (used in) operating activities		
Provision for credit losses **(Note 7)**	**1,795**	1,490
Depreciation **(Note 13)**	**508**	467
Amortization of other intangibles **(Note 12)**	**477**	657
Net losses (gains) from available-for-sale securities **(Note 6)**	**(373)**	(393)
Equity in net income of an investment in associate **(Note 35)**	**(234)**	(246)
Deferred taxes **(Note 26)**	**112**	(147)
Changes in operating assets and liabilities		
Interest receivable and payable **(Notes 14, 16)**	**(236)**	(143)
Securities sold short	**9,818**	(74)
Trading loans and securities	**(21,178)**	(9,658)
Loans	**(26,319)**	(30,213)
Deposits	**47,487**	51,177
Derivatives	**2,208**	788
Financial assets and liabilities designated at fair value through profit or loss	**(1,952)**	(2,085)
Securitization liabilities	**(2,265)**	3,445
Other	**(2,069)**	(2,647)
Income taxes paid	**(1,296)**	(2,076)
Net cash from (used in) operating activities	**14,046**	17,713
Cash flows from (used in) financing activities		
Change in securities sold under repurchase agreements	**12,825**	3,800
Issue of subordinated notes and debentures **(Note 17)**	**–**	1,000
Repayment of subordinated notes and debentures **(Note 17)**	**(201)**	(1,694)
Repayment or redemption of liability for preferred shares and capital trust securities **(Notes 18, 19)**	**(11)**	(665)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	**(24)**	(12)
Common shares issued **(Note 21)**	**206**	951
Sale of treasury shares **(Note 21)**	**3,211**	2,210
Purchase of treasury shares **(Note 21)**	**(3,252)**	(2,223)
Dividends paid	**(1,870)**	(1,835)
Distributions to non-controlling interests in subsidiaries	**(104)**	(104)
Net cash from (used in) financing activities	**10,780**	1,428
Cash flows from (used in) investing activities		
Interest-bearing deposits with banks	**(676)**	(1,880)
Activities in available-for-sale securities		
Purchases	**(64,861)**	(63,658)
Proceeds from maturities	**40,223**	25,810
Proceeds from sales	**20,707**	30,997
Net purchases of premises, equipment, and other depreciable assets	**(827)**	(301)
Securities purchased under reverse repurchase agreements	**(12,217)**	(6,323)
Net cash acquired from (paid for) acquisitions **(Note 11)**	**(6,839)**	(3,226)
Net cash from (used in) investing activities	**(24,490)**	(18,581)
Effect of exchange rate changes on cash and due from banks	**4**	(38)
Net increase (decrease) in cash and due from banks	**340**	522
Cash and due from banks at beginning of year	**3,096**	2,574
Cash and due from banks at end of year	**$ 3,436**	$ 3,096
Supplementary disclosure of cash flow information		
Amount of interest paid during the year	**$ 7,368**	$ 7,397
Amount of interest received during the year	**21,218**	20,093
Amount of dividends received during the year	**925**	806

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

To facilitate a better understanding of the Bank's Consolidated Financial Statements, significant accounting policies, and related disclosures, a listing of all the notes is provided below.

NOTE	TOPIC	PAGE
1	Nature of Operations	**95**
2	Summary of Significant Accounting Policies	**95**
3	Significant Accounting Judgments, Estimates and Assumptions	**103**
4	Current and Future Changes in Accounting Policies	**105**
5	Fair Value of Financial Instruments	**106**
6	Securities	**115**
7	Loans, Impaired Loans and Allowance for Credit Losses	**120**
8	Transfers of Financial Assets	**125**
9	Special Purpose Entities	**127**
10	Derivatives	**128**
11	Acquisitions	**135**
12	Goodwill and Other Intangibles	**136**
13	Land, Buildings, Equipment, and Other Depreciable Assets	**138**
14	Other Assets	**138**
15	Deposits	**138**
16	Other Liabilities	**139**
17	Subordinated Notes and Debentures	**140**
18	Liability for Preferred Shares	**140**
19	Capital Trust Securities	**141**
20	Non-controlling Interests in Subsidiaries	**142**
21	Share Capital	**143**
22	Trading-Related Income	**145**
23	Insurance	**146**
24	Share-Based Compensation	**148**
25	Employee Benefits	**150**
26	Income Taxes	**154**
27	Earnings Per Share	**156**
28	Segmented Information	**156**
29	Related-Party Transactions	**157**
30	Provisions, Contingent Liabilities, Commitments, Guarantees, Pledged Assets, and Collateral	**158**
31	Interest Rate Risk	**162**
32	Credit Risk	**164**
33	Regulatory Capital	**168**
34	Risk Management	**169**
35	Investment in TD Ameritrade Holding Corporation	**169**
36	Information on Subsidiaries	**171**
37	Current and Non-Current Assets and Liabilities	**173**
38	Transition to IFRS	**175**

NOTE 1 NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada). The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). The Bank was formed through the amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four key segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), effective for the Bank as at October 31, 2012, as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). These Consolidated Financial Statements were prepared in accordance with IFRS 1, First-time Adoption of IFRS (IFRS 1).

The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Consolidated Financial Statements of the Bank for the year ended October 31, 2012 were approved and authorized for issue by the Bank's Board of Directors, in accordance with a resolution of the Audit Committee, on December 5, 2012.

The Bank's Consolidated Financial Statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP). The comparative figures for 2011 were restated to reflect transitional adjustments to comply with IFRS. See Note 38, Transition to IFRS, for details along with reconciliations and descriptions of the effect of the transition to IFRS on the Bank's opening balance sheet, equity, net income, and comprehensive income.

Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. The Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed below.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain special purpose entities (SPEs) which it controls. The Bank controls entities when it has the power to govern the financial and operating policies of the entity, generally when the Bank owns, directly or indirectly, more than half of the voting power of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. The Bank's Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Subsidiaries

Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

Special Purpose Entities

SPEs are entities that are created to accomplish a narrow and well-defined objective. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE.

Typically, SPEs may not be controlled directly through holding more than half of the voting power of the entity. As a result, SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. When assessing whether the Bank has to consolidate an SPE, the Bank evaluates a range of factors, including whether, in substance:

- The activities of the SPE are being conducted on the Bank's behalf according to its specific business needs so that the Bank obtains the benefits from the SPE's operations;
- The Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE;
- The Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks arising from the activities of the SPE; or
- The Bank retains the majority of the residual or ownership risk related to the SPE or its assets in order to obtain the benefits from its activities.

Consolidation conclusions need to be reassessed at the end of each financial reporting period. The Bank's policy is to consider the impact on consolidation of all significant changes in circumstances, especially the following types of events:

- Substantive changes in ownership, such as the purchase of more than an insignificant additional interest, or disposal of more than an insignificant interest in an entity;
- Changes in contractual or governance arrangements of an entity;
- Additional activities undertaken, such as providing a liquidity facility beyond the terms established originally, or entering into a transaction that was not originally contemplated; or
- Changes in the financing structure of an entity.

Investments in Associates and Jointly Controlled Entities

Entities over which the Bank has significant influence are associates and are accounted for using the equity method of accounting. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Investments in associates are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank's share of the profit or loss of the associate, capital transactions, including the receipt of any dividends, and write-downs to reflect impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition,

are reported in the Consolidated Statement of Income. The Bank's equity share in TD Ameritrade's earnings is reported on a one month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank's pro-rata share of assets, liabilities, revenue, and expenses is consolidated.

At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use and its carrying value.

Non-controlling Interests

When the Bank does not own all of the equity of the subsidiary, the minority shareholders' interest is presented in the Consolidated Balance Sheet as non-controlling interests in subsidiaries as a component of total equity, separate from the equity of the Bank's shareholders. The income attributable to the minority interest holders, net of tax, is presented as a separate line item in the Consolidated Statement of Income.

CASH AND DUE FROM BANKS

Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. Revenue associated with the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period.

Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment banking fees including advisory fees, are recognized as income when earned, and underwriting fees, are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Credit fees include commissions, liquidity fees, restructuring fees, and loan syndication fees and are recognized as earned.

Interest from interest-bearing assets and liabilities is recognized as interest income using the Effective Interest Rate (EIR). EIR is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.

Card services income including interchange income from credit and debit cards and annual fees, is recognized as earned, except for annual fees, which are recognized over a 12-month period. Service charges and trust fee income are recognized as earned.

Revenue recognition policies related to financial instruments and insurance are described in the accounting policies below.

FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES

Trading Assets and Trading Liabilities

Financial instruments are included within the trading portfolio if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Included within the trading portfolio are trading securities, trading loans, trading deposits, securitization liabilities at fair value, obligations related to securities sold short, and physical commodities, as well as certain financing-type commodities transactions that are recorded on the Consolidated Balance Sheet as securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively.

Trading portfolio assets and liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Physical commodities are measured at fair value less costs to sell. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis using the effective interest rate method. Both dividends and interest are included in interest income or interest expense.

Designated at Fair Value through Profit or Loss

Certain financial assets and liabilities that do not meet the definition of trading may be designated at fair value through profit or loss. To be designated at fair value through profit or loss, financial assets or liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets and liabilities are designated at fair value through profit or loss, the designation is irrevocable.

Assets and liabilities designated at fair value through profit or loss are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income. Interest is recognized on an accrual basis using the effective interest rate method and is included in interest income or interest expense.

Available-for-Sale Securities

Financial instruments not classified as trading, designated at fair value through profit or loss, held-to-maturity or loans, are classified as available-for-sale and include equity investments and debt securities.

Available-for-sale securities are recognized on a trade date basis and are carried at fair value on the Consolidated Balance Sheet with changes in fair value recognized in other comprehensive income.

Gains and losses realized on disposal of instruments classified as available-for-sale are calculated on an average cost basis and are recognized in net gains (losses) from available-for-sale securities in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both dividends and interest are included in interest income.

For instruments classified as available-for-sale, impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a 'loss event') and the loss event(s) results in a decrease in the estimated future cash flows of the instrument. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in fair value below cost is considered objective evidence that impairment may have occurred. In the case of debt securities classified as available-for-sale, a deterioration in credit quality is considered objective evidence of impairment. When impairment is identified, the cumulative net loss previously recognized in other comprehensive income, less any impairment loss previously recognized in the Consolidated Statement of Income, is removed from other comprehensive income and recognized in net gains (losses) from available-for-sale securities in non-interest income.

If the fair value of a previously impaired equity instrument subsequently increases, the impairment loss is not reversed through the Consolidated Statement of Income. Subsequent increases in fair value are recognized in other comprehensive income. If the fair value of a previously impaired debt instrument subsequently increases and the increase can be objectively related to an event occurring after the

impairment was recognized in the Consolidated Statement of Income, then the impairment loss is reversed through the Consolidated Statement of Income. An increase in fair value in excess of impairment recognized previously in the Consolidated Statement of Income is recognized in other comprehensive income.

Loans

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are carried at amortized cost on the Consolidated Balance Sheet, net of an allowance for loan losses and net of unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums.

Interest income is recognized using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash flows over the expected life of the loan. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan.

Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

Acceptances

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.

The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

Loan Impairment and the Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan ('a loss event') to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but are not limited to, one or more of the following:

- Significant financial difficulty of the issuer or obligor;
- A breach of contract, such as a default or delinquency in interest or principal payments;
- Increased probability that the borrower will enter bankruptcy or other financial reorganization; or
- The disappearance of an active market for that financial asset.

Acquired credit-impaired (ACI) loans are reported separately from impaired loans as they exhibited indications of impairment at the date of acquisition and are accounted for based on present value of expected cash flows on the date of acquisition and subsequent to acquisition.

A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been remedied. Subject to assessment on a loan-by-loan basis, the Bank may restructure a loan or take possession of collateral. Restructuring may involve extending the payment arrangements and modification of various covenant terms. Once modified, if management expects full collection of payments under the revised loan terms, the loan is no longer considered impaired.

Allowance for credit losses represent management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recognized in provisions on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains both counterparty-specific and collectively assessed allowances. Each quarter, allowances are reassessed and adjusted based on any changes in management's estimate of the future cash flows estimated to be recovered. Credit losses on impaired loans continue to be recognized by means of an allowance for credit losses until a loan is written off.

A loan is written off against the related allowance for credit losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collections efforts have been exhausted, such as when a loan is sold, when all security has been realized or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

Counterparty-Specific Allowance

Individually significant loans, such as the Bank's medium-sized business and government loans and debt securities classified as loans, are assessed for impairment at the counterparty-specific level. The impairment assessment is based on the counterparty's credit ratings, overall financial condition, and where applicable, the realizable value of the collateral. An allowance, if applicable, is measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount is the present value of the estimated future cash flows, discounted using the loan's original effective interest rate.

Collectively Assessed Allowance for Individually Insignificant Impaired Loans

Individually insignificant loans, such as the Bank's personal and small business loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates, other applicable currently observable data, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not Identified Credit Losses

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance is referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depends upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. The allowance for losses that are incurred but not identified is computed using credit risk models that consider probability of default (loss frequency), loss given credit default (loss severity), and exposure at default.

Acquired Loans

All acquired loans are initially measured at their fair value which reflects incurred credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan's interest rate in comparison to then current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are considered to be ACI loans; these loans and their associated accounting are described in the section below.

Acquired loans for which an incurred loss is not present at the acquisition date, are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and is recognized in interest income over the term of the loan using the effective interest rate method. These loans are included in the Bank's originated loan portfolios and are subject to assessment under the Bank's allowance framework for counterparty-specific, collectively assessed individually insignificant, and collectively assessed allowances that are incurred but not identified, subsequent to acquisition.

Acquired Credit-Impaired Loans

ACI loans are acquired loans with evidence of incurred credit losses where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. These loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows.

ACI loans were identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history as well as recent borrower credit scores. The Bank then determined the fair value of the ACI loans at the acquisition date by discounting expected cash flows at a market observable discount rate and where necessary adjusted for factors a market participant would use when determining fair value. In determining the expected cash flows to be collected, management incorporates assumptions regarding default rates, loss severities and the amount and timing of prepayments.

With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated into one or more pools provided that they are acquired in the same fiscal quarter and have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

Subsequent to acquisition, the Bank will re-assess its estimate of cash flows to determine if updates are required. Updates to cash flow estimates incorporate assumptions regarding default rates, loss severities, the amount and timing of prepayments and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the expected cash flows discounted at the effective interest rate of the loan. Impairment that occurs subsequent to the acquisition date is recognized through the provision for credit losses. As ACI loans are consistently evaluated for credit losses by accounting for the loan based on present value of expected cash flows, inclusive of incurred loss, both at acquisition and subsequent to acquisition, they are not subject to an allowance for incurred but not identified credit losses, as incurred credit losses are specifically identified and reflected in the loan's carrying value.

Probable and significant increases in expected cash flows would first reverse any previously taken impairment; any remaining increases are recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the acquisition discount (both favourably and unfavourably) in order to maintain the inception yield of the ACI loan.

If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest would be recognized and the loans would be reported as non-performing.

FDIC Covered Loans

Loans subject to loss share agreements with the Federal Deposit Insurance Corporation ("FDIC") are considered FDIC covered loans. The amounts expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected as at the acquisition date, an impairment loss is taken by establishing an allowance for credit losses, which is determined gross, exclusive of any adjustments to the indemnification assets.

Indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset through the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken). The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.

FDIC covered loans are recorded in "Loans" on the Consolidated Balance Sheet. The indemnification assets are recorded in "Other assets" on the Consolidated Balance Sheet.

At the end of each loss share period, the Bank may be required to make a payment to the FDIC if the actual losses incurred are less than the intrinsic loss estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included in part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

Financial Liabilities Carried at Amortized Cost

Deposits

Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet.

Subordinated Notes and Debentures

Subordinated notes and debentures are accounted for at amortized cost. Interest expense is recognized on an accrual basis using the effective interest rate method.

Liability for Preferred Shares and Capital Trust Securities

The Bank classifies issued instruments in accordance with the substance of the contractual arrangement. Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank's common shares at the holder's option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in interest expense.

Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank's common shares at the holder's option are classified and presented in Share Capital.

Guarantees

The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Financial standby letters of credit are financial guarantees that represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event. Financial and performance standby letters of credit are initially measured and recorded at their fair value. A guarantee liability is recorded on initial recognition at fair value which is normally equal to the present value of the guarantee fees received over the life of contract. The Bank's release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.

If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are a type of credit derivative which are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.

DERIVATIVES

Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading and non-trading purposes to manage the risks associated with its funding and investment strategies.

Derivatives are carried at their fair value on the Consolidated Balance Sheet.

The notional amounts of derivatives are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged in accordance with the contract. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivatives.

Derivatives Held for Trading Purposes

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions primarily to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolio. The realized and unrealized gains or losses on trading derivatives are recognized immediately in trading income.

Derivatives Held for Non-trading Purposes

When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, *Financial Instruments: Recognition and Measurement* (IAS 39), they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also classified as non-trading derivatives with the change in fair value of these derivatives recognized in non-interest income.

Hedging Relationships

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in the Consolidated Statement of Income.

Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness, is recognized immediately in the Consolidated Statement of Income.

When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in non-interest income in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income in net interest income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to net interest income in the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as the variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.

The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest income.

Amounts accumulated in other comprehensive income are reclassified to net interest income in the Consolidated Statement of Income in the period in which the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately reclassified to net interest income in the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation.

Embedded Derivatives

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value through profit or loss. These embedded derivatives, which are bifurcated from the host contract, are recognized on the Consolidated Balance Sheet as derivatives and measured at fair value with subsequent changes recognized in non-interest income in the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES

The Bank's Consolidated Financial Statements are presented in Canadian dollars, which is the presentation currency of the Bank. Items included in the financial statements of each of the Bank's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Monetary assets and liabilities denominated in a currency that differs from an entity's functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity's functional currency at average exchange rates prevailing throughout the year. Translation gains and losses are included in non-interest income except for available-for-sale equity securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

Foreign-currency denominated subsidiaries are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank's functional currency, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these operations, net of gains or losses arising from net investment hedges of these positions and applicable income taxes, are included in other comprehensive income. Translation gains and losses accumulated in other comprehensive income are recognized in the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade, is translated into Canadian dollars using the closing rate at the end of the period with exchange gains or losses recognized in other comprehensive income.

OFFSETTING OF FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset, with the net amount presented in the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations assets and liabilities are presented on a gross basis.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e., the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.

The Bank recognizes various types of valuation adjustments to account for factors that market participants would use in determining fair value which are not included in valuation techniques due to system limitations or measurement uncertainty. Valuation adjustments reflect the Bank's assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

If there is a difference between the initial transaction price and the value based on a valuation technique which includes observable market inputs, the difference is referred to as inception profit or loss. Inception profit or loss is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes non-observable inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.

If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial Assets

The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risk and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization

Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as 'retained interests'). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Servicing assets are carried at amortized cost. When the benefits of servicing are less than adequate, a servicing liability is recognized.

Financial Liabilities

The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized in the Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing and Lending

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary, transfers additional collateral. Certain transactions that do not meet derecognition criteria under IFRS are also included in obligations related to securities sold under repurchase agreements. Refer to Note 8 for further details.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using the effective interest rate method and is included in interest income and interest expense, respectively, on the Consolidated Statement of Income.

In security lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as an obligation related to securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank's Consolidated Balance Sheet.

Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in non-interest expenses and non-interest income, respectively, in the Consolidated Statement of Income. Where cash is pledged or received as collateral, interest received or incurred is determined using the effective interest rate method and is included in interest income and interest expense, respectively, in the Consolidated Statement of Income.

Commodities purchased or sold with an agreement to sell or repurchase the commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria under IFRS are not met. These instruments are measured at fair value.

GOODWILL

Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.

Goodwill is allocated to a cash generating unit (CGU) or group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generate cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU, or group of CGUs to which the goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized in the Consolidated Statement of Income and is applied to the goodwill balance. An impairment loss cannot be reversed in future periods.

INTANGIBLE ASSETS

The Bank's intangible assets consist primarily of core deposit intangibles and computer software. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.

The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized in the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains and losses on disposal are included in non-interest income in the Consolidated Statement of Income.

Properties or other assets leased under a finance lease are capitalized as assets and depreciated on a straight-line basis over the lesser of the lease term and the estimated useful life of the asset.

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	3 to 7 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of lease term plus one renewal and 15 years

The Bank assesses its depreciable assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized in the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

NON-CURRENT ASSETS HELD FOR SALE

Individual non-current assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market for the sale of the non-current assets (and disposal groups). Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Subsequent to its initial classification as held for sale, a non-current asset (and disposal group) is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized in the Consolidated Statement of Income.

SHARE-BASED COMPENSATION

The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share-based compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank's share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced with a corresponding increase in common shares.

The Bank has various other share-based compensation plans where certain employees are awarded cash payments equivalent to units of the Bank's common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of the effects of hedges, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank's share units, this period is generally equal to four years.

EMPLOYEE BENEFITS

Defined Benefit Plans

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank's principal pension and non-pension post-retirement benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate, which are reviewed annually with the Bank's actuaries. The expense recognized includes the cost of benefits for employee service provided in the current year, interest expense on obligations, expected return on plan assets, the cost of vested plan amendments, the amortization of the cost of unvested plan amendments, and amortization of actuarial gains or losses. The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative expenses and recognized cumulative contributions and is reported in other assets or other liabilities.

The cost of plan amendments are recognized in income immediately if they relate to vested benefits. Otherwise, the cost of plan amendments are deferred and amortized into income on a straight-line basis over the vesting period, which is the period until the plan member becomes unconditionally entitled to the benefits for the principal pension plans and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan.

The excess, if any, of the accumulated net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets for the Bank's principal pension plans is recognized in income on a straight-line basis over the expected average remaining working lives of the active plan members. This is commonly referred to as the corridor approach.

Prepaid pension assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.

Curtailment and settlement gains and losses are recognized in income by the Bank when the curtailment or settlement occurs. A curtailment occurs when the Bank is demonstrably committed to materially reducing the number of employees covered by the plan, or amending the terms of a defined benefit plan so that a significant element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

Defined Contribution Plans

For defined contribution plans, annual pension expense is equal to the Bank's contributions to those plans.

INSURANCE

Premiums for short-duration insurance contracts, net of reinsurance, primarily property and casualty, are deferred as unearned premiums and reported in other income on a pro rata basis over the terms of the policies, except for contracts where the period of risk differs significantly from the contract period. Unearned premiums are reported in other liabilities, gross of premiums attributable to reinsurers. The reinsurers' share is recognized as an asset in other assets. Premiums from life and health insurance policies are recognized as income when due from the policyholder.

For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy claims, as determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis as insurance claims are reported and actuarial assumptions are reassessed. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Changes in actuarial liabilities are reported in other income.

PROVISIONS

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.

Provisions are measured based on management's best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized as interest expense.

INCOME TAXES

Income tax is comprised of current and deferred tax. Income tax is recognized in the Consolidated Statement of Income except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management determines they are no longer required or as determined by statute.

NOTE 3 SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT OF FINANCIAL ASSETS

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred (a 'loss event') and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for the presence of these conditions. This includes determining, as a matter of judgment, whether a loss event has resulted in a decline in fair value below cost that is significant or prolonged for available-for-sale equity securities, and a deterioration of credit quality for available-for-sale debt securities. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a 'loss event') to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. Allowance for credit losses represent management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Judgment is required as to the timing of designating a loan as impaired and the amount of the allowance required. Management exercises judgment as to the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management's judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

FAIR VALUE MEASUREMENT

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlation, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

For certain types of equity instruments fair value is assumed to approximate carrying value where the range of reasonable valuation techniques is significant and the probabilities of such valuation techniques cannot be reasonably assessed. In such instances fair value may not be reliably measured due to the equity instruments unique characteristics, including trading restrictions or that quoted market prices for similar securities are not available.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION

Certain assets transferred as part of securitization transactions may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank's CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models (based on advanced approaches under Basel III) to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

EMPLOYEE BENEFITS

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, and discount rate are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and non-pension post-retirement benefit plans obligations and expenses in future years.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost to the Bank will vary from the assumptions used to determine the liabilities recognized, as additional information with respect to the facts and circumstance of each claim incurred is incorporated into the liability.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

The Bank's mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank's previous and expected future experience.

CONSOLIDATION OF SPECIAL PURPOSE ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For example, given that SPEs may not be controlled directly through holding the majority of voting rights, management judgment is required to assess whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank's exposure to the risks and rewards of the SPE. These judgments are discussed further in Note 2.

NOTE 4 CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICIES

The following amendments have been adopted by the Bank.

Disclosures – Transfer of Financial Assets

The amendments to IFRS 7, *Financial Instruments: Disclosures* (IFRS 7), issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset. The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period. The amendment is effective for annual periods beginning on or after July 1, 2011 and comparative disclosures are not required for any period beginning before that date. The amendments to IFRS 7 have been adopted by the Bank as at October 31, 2012 on a prospective basis.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments – Classification and Measurement

IFRS 9, *Financial Instruments* (IFRS 9), reflects the first phase of the IASB's work on the replacement of the current IFRS financial instruments standard (IAS 39) and applies to the classification and measurement of financial assets and liabilities. The IASB decided in November 2011 to delay the mandatory effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, which will be November 1, 2015 for the Bank, and tentatively agreed to a limited reconsideration of IFRS 9. The Bank is currently assessing the impact of adopting IFRS 9, as well as any potential future amendments thereto.

Presentation and Disclosures – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued the following amendments related to the offsetting of financial instruments:

- IAS 32, *Financial Instruments: Presentation* (IAS 32), which clarifies the existing requirements for offsetting financial assets and financial liabilities; and
- IFRS 7, *Financial Instruments: Disclosures* (IFRS 7), which provides common disclosure requirements intended to help investors and other users better assess the effect or potential effect of offsetting arrangements on a company's financial position.

The IAS 32 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank. The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. Both amendments are to be applied retrospectively. The IAS 32 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank. The Bank is currently assessing the impact of the IFRS 7 amendments.

Consolidation

The IASB issued the following new and amended guidance related to consolidated financial statements:

- IFRS 10, *Consolidated Financial Statements* (IFRS 10), which replaces IAS 27, *Consolidated and Separate Financial Statements*, and SIC-12, *Consolidation – Special-Purpose Entities*;
- IFRS 11, *Joint Arrangements*;
- IFRS 12, *Disclosure of Interests in Other Entities*; and
- IAS 27 (Revised 2011), *Separate Financial Statements*, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

The standards and amendments resulted in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. The adoption of the above standards will require the Bank to re-assess its consolidation analyses for all of its SPEs and its involvement with other third party entities and will potentially result in additional disclosures. The Bank is currently assessing the impact of adopting these standards.

Fair Value Measurement

IFRS 13, *Fair Value Measurement* (IFRS 13), provides guidance for measuring fair value and for disclosing information about fair value measurements. IFRS 13 applies to other IFRS standards that require or permit fair value measurements or disclosures about fair value measurements and sets out a framework on how to measure fair

value using the assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. IFRS 13 is effective for quarterly and annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

Employee Benefits

The amendments to IAS 19, *Employee Benefits* (IAS 19), issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Service costs, in addition to net interest expenses or income, are calculated by applying the discount rate to the net defined benefit surplus or deficit, and will be recorded in the Consolidated Statement of Income. Plan amendment costs will be recognized in the period of a plan amendment, irrespective of its vested status. Furthermore, a termination benefit obligation will be recognized when the Bank can no longer withdraw the offer of the termination benefit or recognize related restructuring costs. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and are to be applied retrospectively. The Bank is currently assessing the impact of the amendments to IAS 19.

Presentation of Other Comprehensive Income

The amendments to IAS 1, *Presentation of Financial Statements* (IAS 1), issued in June 2011, require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, which will be November 1, 2012 for the Bank, and are to be applied retrospectively. These amendments are not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

NOTE 5 FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain deposits classified as trading, securitization liabilities at fair value, and obligations related to securities sold short.

METHODS AND ASSUMPTIONS

The Bank calculates fair values based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is primarily based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include To Be Announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily determined using valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity, and concentration.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation, and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third party should not impact the fair value of the original instrument.

Retained Interests

The methods and assumptions used to determine fair value of retained interests are described in Note 3.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or obtaining consensus or composite prices from pricing services.

Commodities

The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in OTC markets. The fair value determination of derivative financial instruments is described below.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral. The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond prices.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value on the Consolidated Balance Sheet. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities

The fair value for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities

(millions of Canadian dollars)	**October 31, 2012**		October 31, 2011	
	Carrying value	**Fair value**	Carrying value	Fair value
FINANCIAL ASSETS				
Cash and due from banks	**$ 3,436**	**$ 3,436**	$ 3,096	$ 3,096
Interest-bearing deposits with banks	**21,692**	**21,692**	21,016	21,016
Trading loans, securities, and other				
Government and government-related securities	**$ 34,563**	**$ 34,563**	$ 28,600	$ 28,600
Other debt securities	**7,887**	**7,887**	9,205	9,205
Equity securities	**37,691**	**37,691**	27,038	27,038
Trading loans	**8,271**	**8,271**	5,325	5,325
Commodities	**6,034**	**6,034**	3,133	3,133
Retained interests	**85**	**85**	52	52
Total trading loans, securities, and other	**$ 94,531**	**$ 94,531**	$ 73,353	$ 73,353
Derivatives	**60,919**	**60,919**	59,845	59,845
Financial assets designated at fair value through profit or loss	**6,173**	**6,173**	4,236	4,236
Available-for-sale securities				
Government and government-related securities	**$ 61,365**	**$ 61,365**	$ 58,711	$ 58,711
Other debt securities	**33,864**	**33,864**	30,784	30,784
Equity securities[1]	**2,083**	**2,083**	2,039	2,039
Debt securities reclassified from trading[2]	**1,264**	**1,264**	1,986	1,986
Total available-for-sale securities	**$ 98,576**	**$ 98,576**	$ 93,520	$ 93,520
Securities purchased under reverse repurchase agreements	**$ 69,198**	**$ 69,198**	$ 56,981	$ 56,981
Loans	**408,848**	**412,409**	377,187	382,868
Customers' liability under acceptances	**7,223**	**7,223**	7,815	7,815
Other assets	**10,320**	**10,320**	8,188	8,188
FINANCIAL LIABILITIES				
Trading deposits	**$ 38,774**	**$ 38,774**	$ 29,613	$ 29,613
Derivatives	**64,997**	**64,997**	61,715	61,715
Securitization liabilities at fair value	**25,324**	**25,324**	27,725	27,725
Other financial liabilities designated at fair value through profit or loss	**17**	**17**	32	32
Deposits	**487,754**	**490,071**	449,428	451,528
Acceptances	**7,223**	**7,223**	7,815	7,815
Obligations related to securities sold short	**33,435**	**33,435**	23,617	23,617
Obligations related to securities sold under repurchase agreements	**38,816**	**38,816**	25,991	25,991
Securitization liabilities at amortized cost	**26,190**	**26,581**	26,054	26,552
Other liabilities	**18,489**	**18,489**	18,607	18,607
Subordinated notes and debentures	**11,318**	**12,265**	11,543	12,397
Liability for preferred shares and capital trust securities	**2,250**	**2,874**	2,261	2,693

[1] As at October 31, 2012, for certain available-for-sale equity securities, with a carrying value of $5 million (October 31, 2011 – $3 million), fair values are assumed to approximate carrying values.

[2] Includes other debt securities as at October 31, 2012 of $1,264 million (October 31, 2011 – $1,986 million).

Financial Assets and Liabilities

(millions of Canadian dollars)	November 1, 2010	
	Carrying value	Fair value
FINANCIAL ASSETS		
Cash and due from banks	$ 2,574	$ 2,574
Interest-bearing deposits with banks	19,136	19,136
Trading loans, securities, and other		
Government and government-related securities	$ 22,722	$ 22,722
Other debt securities	8,489	8,489
Equity securities	24,923	24,923
Trading loans	5,265	5,265
Commodities	2,249	2,249
Retained interests	47	47
Total trading loans, securities, and other	$ 63,695	$ 63,695
Derivatives	51,470	51,470
Financial assets designated at fair value through profit or loss	2,150	2,150
Available-for-sale securities		
Government and government-related securities	$ 43,364	$ 43,364
Other debt securities	36,969	36,969
Equity securities[1]	2,126	2,126
Debt securities reclassified from trading[2]	4,228	4,228
Total available-for-sale securities	$ 86,687	$ 86,687
Securities purchased under reverse repurchase agreements	$ 50,658	$ 50,658
Loans	340,909	344,347
Customers' liability under acceptances	7,757	7,757
Other assets	12,453	12,453
FINANCIAL LIABILITIES		
Trading deposits	$ 22,991	$ 22,991
Derivatives	52,552	52,552
Securitization liabilities at fair value	27,256	27,256
Other financial liabilities designated at fair value through profit or loss	31	31
Deposits	404,873	407,153
Acceptances	7,757	7,757
Obligations related to securities sold short	23,691	23,691
Obligations related to securities sold under repurchase agreements	22,191	22,191
Securitization liabilities at amortized cost	23,078	23,653
Other liabilities	20,267	20,267
Subordinated notes and debentures	12,249	13,275
Liability for preferred shares and capital trust securities	2,926	3,379

[1] As at November 1, 2010, for certain available-for-sale equity securities, with a carrying value of $202 million, fair values are assumed to approximate carrying values.

[2] Includes other debt securities as at November 1, 2010 of $4,210 million and fair value of government and government-insured securities as at November 1, 2010 of $18 million.

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities, and certain securitization liabilities, that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, certain securitization liabilities, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in certain loan securitizations and certain derivative contracts.

The following tables present the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at, October 31, 2012, October 31, 2011, and November 1, 2010.

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value

(millions of Canadian dollars)	October 31, 2012				October 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS								
Trading loans, securities, and other								
Government and government-related securities								
Canadian government debt								
Federal	**$ 3,556**	**$ 11,649**	**$ –**	**$ 15,205**	$ 2,293	$ 8,583	$ –	$ 10,876
Provinces	**–**	**3,731**	**–**	**3,731**	1	2,714	5	2,720
U.S. federal, state, municipal governments, and agencies debt	**1,932**	**8,889**	**–**	**10,821**	2,210	5,411	–	7,621
Other OECD government guaranteed debt	**–**	**3,510**	**–**	**3,510**	–	5,887	–	5,887
Mortgage-backed securities	**–**	**1,296**	**–**	**1,296**	–	1,496	–	1,496
Other debt securities								
Canadian issuers	**–**	**2,223**	**17**	**2,240**	25	2,477	30	2,532
Other issuers	**–**	**5,590**	**57**	**5,647**	–	6,594	79	6,673
Equity securities								
Common shares	**31,740**	**5,850**	**77**	**37,667**	24,699	2,308	–	27,007
Preferred shares	**24**	**–**	**–**	**24**	31	–	–	31
Trading loans	**–**	**8,271**	**–**	**8,271**	–	5,322	3	5,325
Commodities	**6,034**	**–**	**–**	**6,034**	3,133	–	–	3,133
Retained interests	**–**	**–**	**85**	**85**	–	–	52	52
	$ 43,286	**$ 51,009**	**$ 236**	**$ 94,531**	$ 32,392	$ 40,792	$ 169	$ 73,353
Derivatives								
Interest rate contracts	**$ 7**	**$ 38,605**	**$ 7**	**$ 38,619**	$ 23	$ 35,659	$ 11	$ 35,693
Foreign exchange contracts	**140**	**13,116**	**16**	**13,272**	358	17,900	16	18,274
Credit contracts	**–**	**37**	**12**	**49**	–	130	21	151
Equity contracts	**–**	**7,755**	**691**	**8,446**	1	4,318	630	4,949
Commodity contracts	**131**	**379**	**23**	**533**	149	622	7	778
	$ 278	**$ 59,892**	**$ 749**	**$ 60,919**	$ 531	$ 58,629	$ 685	$ 59,845
Financial assets designated at fair value through profit or loss								
Securities	**$ 603**	**$ 5,557**	**$ –**	**$ 6,160**	$ 592	$ 3,630	$ –	$ 4,222
Loans	**–**	**–**	**13**	**13**	–	6	8	14
	$ 603	**$ 5,557**	**$ 13**	**$ 6,173**	$ 592	$ 3,636	$ 8	$ 4,236
Available-for-sale securities[1]								
Government and government-related securities								
Canadian government debt								
Federal	**$ 6,533**	**$ 4,322**	**$ –**	**$ 10,855**	$ 8,052	$ 1,263	$ –	$ 9,315
Provinces	**–**	**2,503**	**–**	**2,503**	–	369	–	369
U.S. federal, state, municipal governments, and agencies debt	**125**	**29,530**	**–**	**29,655**	125	28,271	–	28,396
Other OECD government guaranteed debt	**–**	**17,208**	**2**	**17,210**	–	19,970	–	19,970
Mortgage-backed securities	**–**	**1,142**	**–**	**1,142**	–	661	–	661
Other debt securities								
Asset-backed securities	**–**	**25,045**	**–**	**25,045**	–	22,947	–	22,947
Corporate and other debt	**–**	**8,762**	**57**	**8,819**	–	7,813	24	7,837
Equity securities								
Common shares[2]	**197**	**206**	**1,443**	**1,846**	80	149	1,524	1,753
Preferred shares	**–**	**69**	**163**	**232**	93	–	190	283
Debt securities reclassified from trading[3]	**–**	**1,099**	**165**	**1,264**	–	1,828	158	1,986
	$ 6,855	**$ 89,886**	**$ 1,830**	**$ 98,571**	$ 8,350	$ 83,271	$ 1,896	$ 93,517
Securities purchased under reverse repurchase agreements	**$ –**	**$ 9,340**	**$ –**	**$ 9,340**	$ –	$ 3,382	$ –	$ 3,382
FINANCIAL LIABILITIES								
Trading deposits	**$ –**	**$ 37,674**	**$ 1,100**	**$ 38,774**	$ –	$ 28,533	$ 1,080	$ 29,613
Derivatives								
Interest rate contracts	**$ 8**	**$ 33,084**	**$ 104**	**$ 33,196**	$ 19	$ 31,365	$ 92	$ 31,476
Foreign exchange contracts	**105**	**21,547**	**14**	**21,666**	318	23,521	14	23,853
Credit contracts	**–**	**236**	**11**	**247**	–	182	31	213
Equity contracts	**–**	**8,268**	**1,011**	**9,279**	–	4,516	973	5,489
Commodity contracts	**103**	**495**	**11**	**609**	114	562	8	684
	$ 216	**$ 63,630**	**$ 1,151**	**$ 64,997**	$ 451	$ 60,146	$ 1,118	$ 61,715
Securitization liabilities at fair value	**$ –**	**$ 25,324**	**$ –**	**$ 25,324**	$ –	$ 27,725	$ –	$ 27,725
Other financial liabilities designated at fair value through profit or loss	**$ –**	**$ –**	**$ 17**	**$ 17**	$ –	$ 5	$ 27	$ 32
Obligations related to securities sold short	**$ 15,125**	**$ 18,289**	**$ 21**	**$ 33,435**	$ 12,135	$ 11,480	$ 2	$ 23,617
Obligations related to securities sold under repurchase agreements	**$ –**	**$ 10,232**	**$ –**	**$ 10,232**	$ –	$ 3,917	$ –	$ 3,917

[1] As at October 31, 2012, certain available-for-sale securities with a carrying value of $5 million (October 31, 2011 – $3 million) are carried at cost because they do not have quoted market prices in an active market and fair value cannot be reliably measured.

[2] As at October 31, 2012, common shares includes the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $956 million (October 31, 2011 – $1,020 million) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.

[3] As at October 31, 2012, includes corporate and other debt securities of $1,264 million (October 31, 2011– $1,986 million).

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value

(millions of Canadian dollars)				November 1, 2010
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS				
Trading loans, securities, and other				
Government and government-related securities				
Canadian government debt				
Federal	$ 1,935	$ 5,365	$ –	$ 7,300
Provinces	–	2,575	14	2,589
U.S. federal, state, municipal governments, and agencies debt	765	6,546	37	7,348
Other OECD government guaranteed debt	–	4,102	–	4,102
Mortgage-backed securities	–	1,383	–	1,383
Other debt securities				
Canadian issuers	12	2,637	27	2,676
Other issuers	–	5,731	82	5,813
Equity securities				
Common shares	23,881	1,017	–	24,898
Preferred shares	25	–	–	25
Trading loans	–	5,252	13	5,265
Commodities	2,249	–	–	2,249
Retained interests	–	–	47	47
	$ 28,867	$ 34,608	$ 220	$ 63,695
Derivatives				
Interest rate contracts	$ 4	$ 27,270	$ 46	$ 27,320
Foreign exchange contracts	385	19,322	170	19,877
Credit contracts	–	167	21	188
Equity contracts	11	2,742	557	3,310
Commodity contracts	150	620	5	775
	$ 550	$ 50,121	$ 799	$ 51,470
Financial assets designated at fair value through profit or loss				
Securities	$ 722	$ 1,319	$ 24	$ 2,065
Loans	–	68	17	85
	$ 722	$ 1,387	$ 41	$ 2,150
Available-for-sale securities[1]				
Government and government-related securities				
Canadian government debt				
Federal	$ 10,850	$ 820	$ –	$ 11,670
Provinces	–	388	–	388
U.S. federal, state, municipal governments, and agencies debt	127	11,115	–	11,242
Other OECD government guaranteed debt	–	19,920	–	19,920
Mortgage-backed securities	–	135	–	135
Other debt securities				
Asset-backed securities	–	20,161	–	20,161
Corporate and other debt	39	16,745	24	16,808
Equity securities				
Common shares[2]	104	122	1,544	1,770
Preferred shares	105	–	58	163
Debt securities reclassified from trading[3]	–	4,164	64	4,228
	$ 11,225	$ 73,570	$ 1,690	$ 86,485
FINANCIAL LIABILITIES				
Trading deposits	$ –	$ 21,881	$ 1,110	$ 22,991
Derivatives				
Interest rate contracts	$ 3	$ 24,531	$ 90	$ 24,624
Foreign exchange contracts	452	22,814	85	23,351
Credit contracts	–	180	43	223
Equity contracts	–	2,721	922	3,643
Commodity contracts	71	630	10	711
	$ 526	$ 50,876	$ 1,150	$ 52,552
Securitization liabilities at fair value	$ –	$ 27,256	$ –	$ 27,256
Other financial liabilities designated at fair value through profit or loss	$ –	$ –	$ 31	$ 31
Obligations related to securities sold short	$ 10,846	$ 12,815	$ 30	$ 23,691

[1] As at November 1, 2010, certain available-for-sale securities with a carrying value of $202 million are carried at cost because they do not have quoted market prices in an active market and fair value cannot be reliably measured.

[2] As at November 1, 2010, common shares includes the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1,050 million which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.

[3] As at November 1, 2010, includes other debt securities of $4,210 million and fair value of government and government-insured securities of $18 million.

There were no significant transfers between Level 1 and Level 2 for the twelve months ended October 31, 2012 and October 31, 2011.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the year ended October 31, 2012 and October 31, 2011, respectively.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)		Total realized and unrealized gains (losses)		Movements			Transfers			Change in unrealized gains (losses) on instruments still held[3]
	Fair value as at Nov. 1, 2011	Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3	Fair value as at Oct. 31, 2012	
FINANCIAL ASSETS										
Trading loans, securities, and other										
Government and government-related securities										
Canadian government debt										
Federal	$ –	$ –	$ –	$ 1	$ –	$ –	$ –	$ (1)	$ –	$ –
Provinces	5	–	–	3	–	(10)	5	(3)	–	–
Other debt securities										
Canadian issuers	30	4	–	29	–	(52)	29	(23)	17	2
Other issuers	79	8	–	276	–	(272)	50	(84)	57	(4)
Equity securities										
Common shares	–	–	–	89	–	(12)	–	–	77	–
Trading loans	3	–	–	2	–	(8)	3	–	–	–
Retained interests	52	17	–	28	9	(21)	–	–	85	10
	$ 169	$ 29	$ –	$ 428	$ 9	$ (375)	$ 87	$ (111)	$ 236	$ 8
Financial assets designated at fair value through profit or loss										
Loans	$ 8	$ 14	$ –	$ –	$ –	$ (9)	$ –	$ –	$ 13	$ 5
	$ 8	$ 14	$ –	$ –	$ –	$ (9)	$ –	$ –	$ 13	$ 5
Available-for-sale securities										
Government and government-related securities										
Other OECD government guaranteed debt	$ –	$ –	$ –	$ 2	$ –	$ –	$ –	$ –	$ 2	$ –
Other debt securities										
Corporate and other debt	24	1	1	14	–	(2)	45	(26)	57	1
Equity securities										
Common shares	1,524	114	(33)	66	–	(228)	–	–	1,443	(11)
Preferred shares	190	(21)	47	1	–	(54)	–	–	163	39
Debt securities reclassified from trading	158	12	13	–	–	(9)	22	(31)	165	8
	$ 1,896	$ 106	$ 28	$ 83	$ –	$ (293)	$ 67	$ (57)	$ 1,830	$ 37

		Total realized and unrealized (gains) losses		Movements			Transfers			Change in unrealized (gains) losses on instruments still held[3]
	Fair value as at Nov. 1, 2011	Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3	Fair value as at Oct. 31, 2012	
FINANCIAL LIABILITIES										
Trading deposits	$ 1,080	$ 16	$ –	$ –	$ 395	$ (392)	$ 1	$ –	$ 1,100	$ 26
Derivatives[4]										
Interest rate contracts	$ 81	$ 10	$ –	$ 5	$ –	$ –	$ 1	$ –	$ 97	$ 15
Foreign exchange contracts	(2)	–	–	–	–	–	–	–	(2)	–
Credit contracts	10	(14)	–	–	–	3	(2)	2	(1)	(3)
Equity contracts	343	(18)	–	(134)	187	(59)	1	–	320	(13)
Commodity contracts	1	(13)	–	–	–	(1)	–	1	(12)	(11)
	$ 433	$ (35)	$ –	$ (129)	$ 187	$ (57)	$ –	$ 3	$ 402	$ (12)
Other financial liabilities designated at fair value through profit or loss	$ 27	$ (65)	$ –	$ –	$ 188	$ (135)	$ 2	$ –	$ 17	$ (65)
Obligations related to securities sold short	$ 2	$ –	$ –	$ (6)	$ –	$ 37	$ 2	$ (14)	$ 21	$ 5

[1] Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from sale of available-for-sale securities, trading income (loss), and other income on the Consolidated Statement of Income.

[2] Consists of sales and settlements.

[3] Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.

[4] Consists of derivative assets of $749 million (November 1, 2011 – $685 million) and derivative liabilities of $1,151 million (November 1, 2011 – $1,118 million) as at October 31, 2012, which have been netted on this table for presentation purposes only.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)		Total realized and unrealized gains (losses)		Movements			Transfers			Change in unrealized gains
	Fair value as at Nov. 1, 2010	Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3	Fair value as at Oct. 31, 2011	(losses) on instruments still held[3]
FINANCIAL ASSETS										
Trading loans, securities, and other										
Government and government-related securities										
Canadian government debt										
Federal	$ –	$ –	$ –	$ 15	$ –	$ (15)	$ –	$ –	$ –	$ –
Provinces	14	1	–	45	–	(55)	–	–	5	(1)
U.S. federal, state, municipal governments, and agencies debt	37	–	–	–	–	(37)	–	–	–	–
Other debt securities										
Canadian issuers	27	3	–	46	–	(48)	16	(14)	30	(5)
Other issuers	82	15	–	557	–	(454)	92	(213)	79	(11)
Equity securities										
Common shares	–	–	–	12	–	(12)	–	–	–	–
Preferred shares	–	–	–	34	–	(34)	–	–	–	–
Trading loans	13	1	–	3	–	(16)	2	–	3	–
Retained interests	47	6	–	–	7	(8)	–	–	52	6
	$ 220	$ 26	$ –	$ 712	$ 7	$ (679)	$ 110	$ (227)	$ 169	$ (11)
Financial assets designated at fair value through profit or loss										
Securities	$ 24	$ –	$ –	$ 39	$ –	$ (63)	$ –	$ –	$ –	$ –
Loans	17	18	–	–	–	(13)	6	(20)	8	–
	$ 41	$ 18	$ –	$ 39	$ –	$ (76)	$ 6	$ (20)	$ 8	$ –
Available-for-sale securities										
Other debt securities										
Asset-backed securities	$ –	$ –	$ –	$ 66	$ –	$ (66)	$ –	$ –	$ –	$ –
Corporate and other debt	24	–	1	–	–	(3)	2	–	24	1
Equity securities										
Common shares	1,544	217	6	141	–	(383)	–	(1)	1,524	14
Preferred shares	58	24	5	2	–	(63)	164	–	190	(15)
Debt securities reclassified from trading	64	6	(11)	–	–	(1)	100	–	158	(4)
	$ 1,690	$ 247	$ 1	$ 209	$ –	$ (516)	$ 266	$ (1)	$ 1,896	$ (4)

		Total realized and unrealized (gains) losses		Movements			Transfers			Change in unrealized (gains)
	Fair value as at Nov. 1, 2010	Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3	Fair value as at Oct. 31, 2011	losses on instruments still held[3]
FINANCIAL LIABILITIES										
Trading deposits	$ 1,110	$ 20	$ –	$ –	$ 467	$ (517)	$ –	$ –	$ 1,080	$ 19
Derivatives[4]										
Interest rate contracts	$ 44	$ 16	$ –	$ 3	$ –	$ 12	$ 6	$ –	$ 81	$ 50
Foreign exchange contracts	(85)	14	–	–	–	69	–	–	(2)	(1)
Credit contracts	22	(7)	–	–	–	(1)	(1)	(3)	10	(3)
Equity contracts	365	(43)	–	(197)	272	(54)	–	–	343	(39)
Commodity contracts	5	–	–	–	–	(2)	(5)	3	1	(3)
	$ 351	$ (20)	$ –	$ (194)	$ 272	$ 24	$ –	$ –	$ 433	$ 4
Other financial liabilities designated at fair value through profit or loss	$ 31	$ (58)	$ –	$ –	$ 216	$ (162)	$ –	$ –	$ 27	$ (58)
Obligations related to securities sold short	$ 30	$ (1)	$ –	$ (42)	$ –	$ 36	$ 6	$ (27)	$ 2	$ 1

[1] Gains (losses) on financial assets and liabilities are recognized in net gains (losses) from sale of available-for-sale securities, trading income (loss), and other income on the Consolidated Statement of Income.

[2] Consists of sales and settlements.

[3] Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.

[4] Consists of derivative assets of $685 million (November 1, 2010 – $799 million) and derivative liabilities of $1,118 million (November 1, 2010 – $1,150 million) as at October 31, 2011, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:

- Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
- Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at October 31, 2012, October 31, 2011 and November 1, 2010, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits the sensitivity is calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)	**October 31, 2012**		October 31, 2011		November 1, 2010	
	Impact to net assets		Impact to net assets		Impact to net assets	
	Decrease in fair value	**Increase in fair value**	Decrease in fair value	Increase in fair value	Decrease in fair value	Increase in fair value
FINANCIAL ASSETS						
Trading loans, securities, and other						
Government and government-related securities						
U.S. federal, state, municipal governments, and agencies debt	**$ –**	**$ –**	$ –	$ –	$ 1	$ 1
Other debt securities						
Other issuers	**–**	**–**	1	1	–	–
Equity securities						
Common shares	**4**	**4**	–	–	–	–
Trading loans	**–**	**–**	–	–	2	2
Retained interests	**7**	**3**	4	–	3	–
	$ 11	**$ 7**	$ 5	$ 1	$ 6	$ 3
Derivatives						
Interest rate contracts	**$ 2**	**$ 2**	$ 2	$ 2	$ 5	$ 5
Credit contracts	**–**	**–**	1	1	1	1
Equity contracts	**36**	**47**	9	21	–	19
	$ 38	**$ 49**	$ 12	$ 24	$ 6	$ 25
Available-for-sale securities						
Other debt securities						
Corporate and other debt	**$ 2**	**$ 2**	$ –	$ –	$ –	$ –
Equity securities						
Common shares	**97**	**24**	25	49	47	47
Preferred shares	**8**	**8**	7	7	6	6
Debt securities reclassified from trading	**4**	**4**	4	4	1	1
	$ 111	**$ 38**	$ 36	$ 60	$ 54	$ 54
FINANCIAL LIABILITIES						
Trading deposits	**$ 3**	**$ 6**	$ 3	$ 6	$ 3	$ 2
Derivatives						
Interest rate contracts	**$ 36**	**$ 26**	$ 16	$ 16	$ 11	$ 11
Credit contracts	**–**	**–**	2	2	3	3
Equity contracts	**66**	**50**	36	14	29	3
Commodity contracts	**–**	**–**	–	–	2	3
	$ 102	**$ 76**	$ 54	$ 32	$ 45	$ 20
Other financial liabilities designated at fair value through profit or loss	**$ 3**	**$ 3**	$ 5	$ 5	$ 5	$ 5
Obligations related to securities sold short	**–**	**–**	–	–	1	1
Total	**$ 268**	**$ 179**	$ 115	$ 128	$ 120	$ 110

The best evidence of a financial instrument's fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with non-observable market inputs at initial recognition.

(millions of Canadian dollars)	**2012**	2011
Balance as at beginning of year	**$ 35**	$ 15
New transactions	**34**	26
Recognized in the Consolidated Statement of Income during the year	**(21)**	(6)
Balance as at end of year	**$ 48**	$ 35

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE

Loans Designated at Fair Value through Profit or Loss

Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the criteria described in Note 2 are met. The fair value of loans designated at fair value through profit or loss was $13 million as at October 31, 2012 (October 31, 2011 – $14 million; November 1, 2010 – $85 million), which represents their maximum credit exposure.

These loans are managed within risk limits that have been approved by the Bank's risk management group and are hedged for credit risk with credit derivatives.

As at October 31, 2012, the notional value of credit derivatives used to mitigate the maximum exposure to credit risk on these loans was $140 million (October 31, 2011 – $140 million; November 1, 2010 – $153 million) and fair value was $(15) million (October 31, 2011 – $(11) million; November 1, 2010 – $(8) million). The Bank also uses other instruments within this portfolio to hedge its total maximum exposure to loss.

As at October 31, 2012, October 31, 2011, and November 1, 2010, the cumulative change in fair value of these loans attributable to changes in credit risk was $12 million, $9 million and nil, respectively, calculated by determining the changes in credit spread implicit in the fair value of the loans. As at the same dates, the cumulative change in fair value of the credit derivatives hedging these loans used to mitigate credit risk was $(15) million, $(11) million and $(8) million, respectively.

During the year ended October 31, 2012, income (loss) representing net changes in the fair value of these loans due to changes in credit risk of the loans was $5 million (October 31, 2011– $4 million). During the same period, the net changes in fair value of the credit derivatives hedging these loans which were used to mitigate credit risk were $(12) million (October 31, 2011 – $(12) million).

Securities Designated at Fair Value through Profit or Loss

Certain securities that support insurance reserves within certain of the Bank's insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as a portion of the loss or income resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank's overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value

Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank's own credit do not impact the determination of fair value.

The amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $445 million less than the carrying amount as at October 31, 2012, $811 million as at October 31, 2011 and $923 million as at November 1, 2010.

Other Liabilities Designated at Fair Value through Profit or Loss

The Bank issues certain loan commitments to customers to provide a mortgage at a fixed rate. These commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. Due to the short term nature of these loan commitments, changes in the Bank's own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the year ended October 31, 2012 the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(5) million (2011 – $(306) million).

NOTE 6 SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $1,264 million as at October 31, 2012 (October 31, 2011 – $1,986 million; November 1, 2010 – $4,228 million). For the year ended October 31, 2012, net interest income of $90 million (October 31, 2011 – $183 million after tax) was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the year ended October 31, 2012 of $26 million after tax, (October 31, 2011 – decrease of $186 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income for the year ended October 31, 2012 of $26 million after tax (October 31, 2011 – decrease in net income of $186 million after tax). During the year ended October 31, 2012, reclassified debt securities with a fair value of $789 million (October 31, 2011 – $2,162 million) were sold or matured, and $23 million after tax (October 31, 2011 – $69 million after tax) was recorded in net gains from available-for-sale securities.

The remaining terms to contractual maturities of the securities held by the Bank are as follows:

Securities Maturity Schedule

(millions of Canadian dollars)

							October 31, 2012
	Remaining terms to maturities[1]						
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total
Trading securities[2]							
Government and government-related securities							
Canadian government debt							
Federal	$ 7,124	$ 2,793	$ 2,398	$ 847	$ 2,043	$ –	$ 15,205
Provinces	1,263	295	300	429	1,444	–	3,731
U.S. federal, state, municipal governments, and agencies debt	3,567	5,870	458	646	280	–	10,821
Other OECD government-guaranteed debt	2,484	412	261	222	131	–	3,510
Mortgage-backed securities	85	795	398	14	4	–	1,296
	14,523	10,165	3,815	2,158	3,902	–	34,563
Other debt securities							
Canadian issuers	618	435	478	400	309	–	2,240
Other issuers	2,208	1,848	1,028	498	65	–	5,647
	2,826	2,283	1,506	898	374	–	7,887
Equity securities							
Common shares	–	–	–	–	–	37,667	37,667
Preferred shares	–	–	–	–	–	24	24
	–	–	–	–	–	37,691	37,691
Retained interests	1	34	6	14	30	–	85
Total trading securities	$ 17,350	$ 12,482	$ 5,327	$ 3,070	$ 4,306	$ 37,691	$ 80,226
Available-for-sale securities							
Government and government-related securities							
Canadian government debt							
Federal	$ 9,943	$ 122	$ 132	$ 630	$ 28	$ –	$ 10,855
Provinces	2,178	97	54	165	9	–	2,503
U.S. federal, state, municipal governments, and agencies debt	2,076	1,369	1,221	11,670	13,319	–	29,655
Other OECD government-guaranteed debt	2,479	11,379	3,323	29	–	–	17,210
Mortgage-backed securities	61	31	1,050	–	–	–	1,142
	16,737	12,998	5,780	12,494	13,356	–	61,365
Other debt securities							
Asset-backed securities	1,031	4,152	5,718	7,305	6,839	–	25,045
Non-agency CMO	–	–	–	–	961	–	961
Corporate and other debt	670	4,781	1,782	456	169	–	7,858
	1,701	8,933	7,500	7,761	7,969	–	33,864
Equity securities							
Common shares	–	–	–	–	–	1,851	1,851
Preferred shares	–	–	–	–	–	232	232
	–	–	–	–	–	2,083	2,083
Debt securities reclassified from trading	152	333	442	151	186	–	1,264
Total available-for-sale securities	$ 18,590	$ 22,264	$ 13,722	$ 20,406	$ 21,511	$ 2,083	$ 98,576
Total securities	$ 35,940	$ 34,746	$ 19,049	$ 23,476	$ 25,817	$ 39,774	$ 178,802

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
[2] Includes securities designated as fair value through profit or loss.

Securities Maturity Schedule

(millions of Canadian dollars)							October 31 2011	November 1 2010
	Remaining terms to maturities[1]							
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total	Total
Trading securities[2]								
Government and government-related securities								
Canadian government debt								
Federal	$ 5,206	$ 1,961	$ 1,148	$ 2,055	$ 506	$ –	$ 10,876	$ 7,300
Provinces	449	477	293	1,080	421	–	2,720	2,589
U.S. federal, state, municipal governments, and agencies debt	2,724	3,182	567	176	972	–	7,621	7,348
Other OECD government-guaranteed debt	4,587	507	373	341	79	–	5,887	4,102
Mortgage-backed securities	81	652	730	33	–	–	1,496	1,383
	13,047	6,779	3,111	3,685	1,978	–	28,600	22,722
Other debt securities								
Canadian issuers	890	514	435	625	68	–	2,532	2,676
Other issuers	3,147	1,710	1,003	599	214	–	6,673	5,813
	4,037	2,224	1,438	1,224	282	–	9,205	8,489
Equity securities								
Common shares	–	–	–	–	–	27,007	27,007	24,898
Preferred shares	–	–	–	–	–	31	31	25
	–	–	–	–	–	27,038	27,038	24,923
Retained interests	1	4	4	11	32	–	52	47
Total trading securities	$ 17,085	$ 9,007	$ 4,553	$ 4,920	$ 2,292	$ 27,038	$ 64,895	$ 56,181
Available-for-sale securities								
Government and government-related securities								
Canadian government debt								
Federal	$ 6,919	$ 2,104	$ –	$ 266	$ 26	$ –	$ 9,315	$ 11,670
Provinces	18	145	100	98	8	–	369	388
U.S. federal, state, municipal governments, and agencies debt	8,076	1,855	987	6,887	10,591	–	28,396	11,242
Other OECD government-guaranteed debt	6,102	10,077	3,704	87	–	–	19,970	19,929
Mortgage-backed securities	–	115	546	–	–	–	661	135
	21,115	14,296	5,337	7,338	10,625	–	58,711	43,364
Other debt securities								
Asset-backed securities	16	6,932	6,550	3,269	6,180	–	22,947	20,161
Non-agency CMO	–	–	–	–	249	–	249	–
Corporate and other debt	503	4,066	2,362	606	51	–	7,588	16,808
	519	10,998	8,912	3,875	6,480	–	30,784	36,969
Equity securities								
Common shares	–	–	–	–	–	1,756	1,756	1,780
Preferred shares	–	–	–	–	–	283	283	346
	–	–	–	–	–	2,039	2,039	2,126
Debt securities reclassified from trading	275	606	470	329	306	–	1,986	4,228
Total available-for-sale securities	$ 21,909	$ 25,900	$ 14,719	$ 11,542	$ 17,411	$ 2,039	$ 93,520	$ 86,687
Total securities	$ 38,994	$ 34,907	$ 19,272	$ 16,462	$ 19,703	$ 29,077	$ 158,415	$ 142,868

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

[2] Includes securities designated as fair value through profit or loss.

Unrealized Gains and Losses on Available-for-Sale Securities

The following tables summarize the unrealized gains and losses as at October 31, 2012, October 31, 2011, and November 1, 2010.

Unrealized Gains and Losses on Available-for-Sale Securities

(millions of Canadian dollars)				**October 31, 2012**
	Costs/ amortized cost[1]	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**
Available-for-sale securities				
Government and government-related securities				
Canadian government debt				
Federal	**$ 10,818**	**$ 38**	**$ 1**	**$ 10,855**
Provinces	**2,485**	**18**	**–**	**2,503**
U.S. federal, state, municipal governments, and agencies debt	**28,821**	**865**	**31**	**29,655**
Other OECD government guaranteed debt	**16,856**	**360**	**6**	**17,210**
Mortgage-backed securities	**1,134**	**8**	**–**	**1,142**
	60,114	**1,289**	**38**	**61,365**
Other debt securities				
Asset-backed securities	**24,868**	**222**	**45**	**25,045**
Non-agency collateralized mortgage obligation portfolio	**939**	**22**	**–**	**961**
Corporate and other debt	**7,587**	**294**	**23**	**7,858**
	33,394	**538**	**68**	**33,864**
Equity securities				
Common shares	**1,749**	**117**	**15**	**1,851**
Preferred shares	**194**	**38**	**–**	**232**
	1,943	**155**	**15**	**2,083**
Debt securities reclassified from trading[2]	**1,165**	**130**	**31**	**1,264**
Total available-for-sale securities[3]	**$ 96,616**	**$ 2,112**	**$ 152**	**$ 98,576**
				October 31, 2011
Available-for-sale securities				
Government and government-related securities				
Canadian government debt				
Federal	$ 9,286	$ 32	$ 3	$ 9,315
Provinces	350	19	–	369
U.S. federal, state, municipal governments, and agencies debt	28,004	443	51	28,396
Other OECD government guaranteed debt	19,658	319	7	19,970
Mortgage-backed securities	651	10	–	661
	57,949	823	61	58,711
Other debt securities				
Asset-backed securities	22,516	504	73	22,947
Non-agency collateralized mortgage obligation portfolio	249	–	–	249
Corporate and other debt	7,476	199	87	7,588
	30,241	703	160	30,784
Equity securities				
Common shares	1,584	207	35	1,756
Preferred shares	298	24	39	283
	1,882	231	74	2,039
Debt securities reclassified from trading[2]	1,913	130	57	1,986
Total available-for-sale securities[3]	$ 91,985	$ 1,887	$ 352	$ 93,520
				November 1, 2010
Available-for-sale securities				
Government and government-related securities				
Canadian government debt				
Federal	$ 11,654	$ 19	$ 3	$ 11,670
Provinces	370	18	–	388
U.S. federal, state, municipal governments, and agencies debt	11,071	200	29	11,242
Other OECD government guaranteed debt	19,556	389	16	19,929
Mortgage-backed securities	133	2	–	135
	42,784	628	48	43,364
Other debt securities				
Asset-backed securities	19,623	554	16	20,161
Corporate and other debt	16,476	356	24	16,808
	36,099	910	40	36,969
Equity securities				
Common shares	1,603	239	62	1,780
Preferred shares	326	34	14	346
	1,929	273	76	2,126
Debt securities reclassified from trading[2]	3,928	331	31	4,228
Total available-for-sale securities[3]	$ 84,740	$ 2,142	$ 195	$ 86,687

[1] Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

[2] Includes corporate and other debt securities, as at October 31, 2012, of $1,264 million (October 31, 2011 – $1,986 million and November 1, 2010 – $4,210 million) and fair value of government and government-insured securities, as at October 31, 2012, of nil (October 31, 2011 – nil and November 1, 2010 – $18 million).

[3] As at October 31, 2012, certain available-for-sale securities with a carrying value of $5 million (October 31, 2011 – $3 million and November 1, 2010 – $202 million) do not have quoted market prices in an active market, whose fair value cannot be reliably measured and are carried at cost.

In the following table, unrealized losses for available-for-sale securities are categorized as "12 months or longer" if for each of the consecutive 12 months preceding October 31, 2012, October 31, 2011 and November 1, 2010, the fair value of the securities was less than the amortized cost. If not, they have been categorized as "Less than 12 months".

Unrealized Loss Positions for Available-for-Sale Securities

(millions of Canadian dollars)						October 31, 2012
	Less than 12 months		12 months or longer		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale securities						
Government and government-related securities						
Canadian government debt – federal	**$ 4,027**	**$ 1**	**$ –**	**$ –**	**$ 4,027**	**$ 1**
U.S. federal, state and municipal governments, and agencies debt	**2,656**	**17**	**869**	**14**	**3,525**	**31**
Other OECD government-guaranteed debt	**2,849**	**6**	**–**	**–**	**2,849**	**6**
	9,532	**24**	**869**	**14**	**10,401**	**38**
Other debt securities						
Asset-backed securities	**295**	**10**	**2,201**	**35**	**2,496**	**45**
Corporate and other debt	**421**	**15**	**395**	**8**	**816**	**23**
	716	**25**	**2,596**	**43**	**3,312**	**68**
Equity securities						
Common shares	**18**	**13**	**40**	**2**	**58**	**15**
	18	**13**	**40**	**2**	**58**	**15**
Debt securities reclassified from trading	**–**	**–**	**179**	**31**	**179**	**31**
Total	**$ 10,266**	**$ 62**	**$ 3,684**	**$ 90**	**$ 13,950**	**$ 152**

						October 31, 2011
Available-for-sale securities						
Government and government-related securities						
Canadian government debt – federal	$ –	$ –	$ 1,479	$ 3	$ 1,479	$ 3
U.S. federal, state and municipal governments, and agencies debt	3,771	46	582	5	4,353	51
Other OECD government-guaranteed debt	1,094	7	86	–	1,180	7
	4,865	53	2,147	8	7,012	61
Other debt securities						
Asset-backed securities	5,256	56	1,275	17	6,531	73
Corporate and other debt	2,566	73	219	14	2,785	87
	7,822	129	1,494	31	9,316	160
Equity securities						
Common shares	31	16	37	19	68	35
Preferred shares	89	39	–	–	89	39
	120	55	37	19	157	74
Debt securities reclassified from trading	60	4	173	53	233	57
Total	$ 12,867	$ 241	$ 3,851	$111	$ 16,718	$ 352

						November 1, 2010
Available-for-sale securities						
Government and government-related securities						
Canadian government debt – federal	$ 10,043	$ 3	$ –	$ –	$ 10,043	$ 3
U.S. federal, state and municipal governments, and agencies debt	1,940	26	886	3	2,826	29
Other OECD government-guaranteed debt	1,759	8	3,028	8	4,787	16
	13,742	37	3,914	11	17,656	48
Other debt securities						
Asset-backed securities	2,465	9	146	7	2,611	16
Corporate and other debt	1,036	22	3	2	1,039	24
	3,501	31	149	9	3,650	40
Equity securities						
Common shares	53	43	195	19	248	62
Preferred shares	6	3	99	11	105	14
	59	46	294	30	353	76
Debt securities reclassified from trading	129	3	204	28	333	31
Total	$ 17,431	$ 117	$ 4,561	$ 78	$ 21,992	$ 195

Net Securities Gains (Losses) on Available-for-Sale Securities

(millions of Canadian dollars)	2012	2011
Net realized gains (losses)	**$ 423**	$ 416
Write-downs[1]	**(50)**	(23)
Total	**$ 373**	$ 393

[1] None of the write-downs for the year ended October 31, 2012, (2011 – nil) related to debt securities in the reclassified portfolio as described in "Reclassification of Certain Debt Securities – Trading to Available-for-Sale" above.

NOTE 7	LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank's loans, impaired loans and related allowances for credit losses.

Loans, Impaired Loans and Allowance for Credit Losses

(millions of Canadian dollars)									**October 31, 2012**
	Gross Loans				**Allowance for loan losses[1]**				
	Neither past due nor impaired	**Past due but not impaired**	**Impaired**	**Total**	**Counter-party specific**	**Individually insignificant impaired loans**	**Incurred but not identified credit losses**	**Total allowance for loan losses**	**Net loans**
Residential mortgages[2,3,4]	**$ 168,575**	**$ 2,355**	**$ 679**	**$ 171,609**	**$ –**	**$ 27**	**$ 50**	**$ 77**	**$ 171,532**
Consumer instalment and other personal[5]	**111,063**	**5,645**	**673**	**117,381**	**–**	**118**	**430**	**548**	**116,833**
Credit card	**14,230**	**922**	**181**	**15,333**	**–**	**83**	**605**	**688**	**14,645**
Business and government[2,3,4]	**95,893**	**1,530**	**985**	**98,408**	**168**	**22**	**703**	**893**	**97,515**
	$ 389,761	**$ 10,452**	**$ 2,518**	**$ 402,731**	**$ 168**	**$ 250**	**$ 1,788**	**$ 2,206**	**$ 400,525**
Debt securities classified as loans				**4,994**	**185**	**–**	**155**	**340**	**4,654**
Acquired credit-impaired loans				**3,767**	**31**	**67**	**–**	**98**	**3,669**
Total				**$ 411,492**	**$ 384**	**$ 317**	**$ 1,943**	**$ 2,644**	**$ 408,848**
									October 31, 2011
Residential mortgages[2,3,4]	$ 151,600	$ 2,403	$ 789	$ 154,792	$ –	$ 32	$ 28	$ 60	$ 154,732
Consumer instalment and other personal[5]	108,260	5,699	415	114,374	–	114	367	481	113,893
Credit card	8,383	518	85	8,986	–	64	244	308	8,678
Business and government[2,3,4]	86,697	1,377	1,204	89,278	186	34	857	1,077	88,201
	$ 354,940	$ 9,997	$ 2,493	$ 367,430	$ 186	$ 244	$ 1,496	$ 1,926	$ 365,504
Debt securities classified as loans				6,511	179	–	149	328	6,183
Acquired credit-impaired loans				5,560	30	30	–	60	5,500
Total				$ 379,501	$ 395	$ 274	$ 1,645	$ 2,314	$ 377,187
									November 1, 2010
Residential mortgages[2,3,4]	$ 132,211	$ 2,432	$ 725	$ 135,368	$ –	$ 31	$ 32	$ 63	$ 135,305
Consumer instalment and other personal[5]	100,197	6,061	341	106,599	–	117	361	478	106,121
Credit card	8,252	532	86	8,870	–	66	226	292	8,578
Business and government[2,3,4]	74,464	1,903	1,383	77,750	276	47	850	1,173	76,577
	$ 315,124	$ 10,928	$ 2,535	$ 328,587	$ 276	$ 261	$ 1,469	$ 2,006	$ 326,581
Debt securities classified as loans				7,591	140	–	163	303	7,288
Acquired credit-impaired loans				7,040	–	–	–	–	7,040
Total				$ 343,218	$ 416	$ 261	$ 1,632	$ 2,309	$ 340,909

[1] Excludes allowance for off-balance sheet positions.

[2] Does not include trading loans with a fair value of $8,271 million at October 31, 2012 (October 31, 2011 – $5,325 million; November 1, 2010 – $5,265 million) and amortized cost of $7,918 million at October 31, 2012 (October 31, 2011 – $5,076 million; November 1, 2010 – $4,998 million), and loans designated at fair value through profit or loss of $13 million at October 31, 2012 (October 31, 2011 – $14 million; November 1, 2010 – $85 million) and amortized cost of nil at October 31, 2012 (October 31, 2011 – $5 million; November 1, 2010 – $86 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.

[3] Includes insured mortgages of $126,951 million as at October 31, 2012 (October 31, 2011 – $121,339 million; November 1, 2010 – $113,380 million).

[4] As at October 31, 2012, impaired loans with a balance of $456 million did not have a related allowance for credit losses (October 31, 2011 – $530 million; November 1, 2010 – $495 million). An allowance was not required for these loans as the balance relates to loans that are insured or the realizable value of the collateral exceeded the loan amount.

[5] Includes Canadian government-insured real estate personal loans of $30,241 million as at October 31, 2012 (October 31, 2011 – $32,767 million; November 1, 2010 – $33,583 million).

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. In order to determine the carrying value of foreclosed assets, the Bank predominantly relies on third-party appraisals. Foreclosed assets held for sale were $254 million as at October 31, 2012 (October 31, 2011 – $186 million, November 1, 2010 – $158 million).

The carrying value of loans renegotiated during the year ended October 31, 2012, that would otherwise have been impaired, was $124 million (October 31, 2011 – $82 million).

The following table presents information related to the Bank's impaired loans.

Impaired Loans[1]

(millions of Canadian dollars)				**October 31, 2012**
	Unpaid principal balance[2]	**Carrying value**	**Related allowance for credit losses**	**Average gross impaired loans**
Residential mortgages	**$ 722**	**$ 679**	**$ 27**	**$ 722**
Consumer instalment and other personal	**744**	**673**	**118**	**457**
Credit card	**181**	**181**	**83**	**157**
Business and government	**1,639**	**985**	**190**	**1,092**
Total	**$ 3,286**	**$ 2,518**	**$ 418**	**$ 2,428**

				October 31, 2011
	Unpaid principal balance[2]	Carrying value	Related allowance for credit losses	Average gross impaired loans
Residential mortgages	$ 830	$ 789	$ 32	$ 770
Consumer instalment and other personal	466	415	114	383
Credit card	85	85	64	86
Business and government	1,497	1,204	220	1,265
Total	$ 2,878	$ 2,493	$ 430	$ 2,504

			November 1, 2010[3]
	Unpaid principal balance[2]	Carrying value	Related allowance for credit losses
Residential mortgages	$ 754	$ 725	$ 31
Consumer instalment and other personal	453	341	117
Credit card	86	86	66
Business and government	1,661	1,383	323
Total	$ 2,954	$ 2,535	$ 537

[1] Excludes acquired credit-impaired loans and debt securities classified as loans.
[2] Represents contractual amount of principal owed.
[3] There are no "average gross impaired loans" amounts for November 1, 2010.

The change in the Bank's allowance for credit losses for the years ended October 31, 2012 and October 31, 2011 are shown in the following tables.

Allowance for Credit Losses

(millions of Canadian dollars)	Balance as at November 1 2011	Provision for credit losses	Write-offs	Recoveries	Foreign exchange and other adjustments	Balance as at October 31 2012
Counterparty-specific allowance						
Business and government	$ 188	$ 337	$ (377)	$ 46	$ (24)	$ 170
Debt securities classified as loans	179	6	–	–	–	185
Total counterparty-specific allowance excluding acquired credit-impaired loans	367	343	(377)	46	(24)	355
Acquired credit-impaired loans[1,2]	30	58	(60)	–	3	31
Total counterparty-specific allowance	397	401	(437)	46	(21)	386
Collectively assessed allowance for individually insignificant impaired loans						
Residential mortgages	32	32	(60)	19	4	27
Consumer instalment and other personal	114	665	(794)	134	(1)	118
Credit card	64	353	(385)	51	–	83
Business and government	34	68	(116)	36	–	22
Total collectively assessed allowance for individually insignificant impaired loans excluding acquired credit-impaired loans	244	1,118	(1,355)	240	3	250
Acquired credit-impaired loans[1,2]	30	56	(52)	1	32	67
Total collectively assessed allowance for individually insignificant impaired loans	274	1,174	(1,407)	241	35	317
Collectively assessed allowance for incurred but not identified credit losses						
Residential mortgages	30	23	–	–	(3)	50
Consumer instalment and other personal	405	48	–	–	(1)	452
Credit card	312	359	–	–	–	671
Business and government	1,030	(216)	–	–	10	824
Debt securities classified as loans	149	6	–	–	–	155
Total collectively assessed allowance for incurred but not identified credit losses	1,926	220	–	–	6	2,152
Allowance for credit losses						
Residential mortgages	62	55	(60)	19	1	77
Consumer instalment and other personal	519	713	(794)	134	(2)	570
Credit card	376	712	(385)	51	–	754
Business and government	1,252	189	(493)	82	(14)	1,016
Debt securities classified as loans	328	12	–	–	–	340
Total allowance for credit losses excluding acquired credit-impaired loans	2,537	1,681	(1,732)	286	(15)	2,757
Acquired credit-impaired loans[1,2]	60	114	(112)	1	35	98
Total allowance for credit losses	2,597	1,795	(1,844)	287	20	2,855
Less: Allowance for off-balance sheet positions[3]	283	(74)	–	–	2	211
Allowance for loan losses	$ 2,314	$ 1,869	$ (1,844)	$ 287	$ 18	$ 2,644

[1] Includes all FDIC covered loans and other ACI loans.
[2] Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see "FDIC Covered Loans" section in this Note.
[3] The allowance for credit losses for off-balance sheet instruments is recorded in provisions on the Consolidated Balance Sheet.

Allowance for Credit Losses[1]

(millions of Canadian dollars)	Balance as at November 1 2010	Provision for credit losses	Write-offs	Recoveries	Foreign exchange and other adjustments	Balance as at October 31 2011
Counterparty-specific allowance						
Business and government	$ 276	$ 218	$ (338)	$ 63	$ (31)	$ 188
Debt securities classified as loans	140	85	(48)	–	2	179
Total counterparty-specific allowance excluding acquired credit-impaired loans	416	303	(386)	63	(29)	367
Acquired credit-impaired loans[2,3]	–	55	(28)	–	3	30
Total counterparty-specific allowance	416	358	(414)	63	(26)	397
Collectively assessed allowance for individually insignificant impaired loans						
Residential mortgages	31	28	(41)	13	1	32
Consumer instalment and other personal	117	581	(694)	106	4	114
Credit card	66	370	(419)	47	–	64
Business and government	47	92	(137)	35	(3)	34
Total collectively assessed allowance for individually insignificant impaired loans excluding acquired credit-impaired loans	261	1,071	(1,291)	201	2	244
Acquired credit-impaired loans[2,3]	–	26	(11)	–	15	30
Total collectively assessed allowance for individually insignificant impaired loans	261	1,097	(1,302)	201	17	274
Collectively assessed allowance for incurred but not identified credit losses						
Residential mortgages	35	(4)	–	–	(1)	30
Consumer instalment and other personal	409	(2)	–	–	(2)	405
Credit card	292	20	–	–	–	312
Business and government	1,011	31	–	–	(12)	1,030
Debt securities classified as loans	163	(10)	–	–	(4)	149
Total collectively assessed allowance for incurred but not identified credit losses	1,910	35	–	–	(19)	1,926
Allowance for credit losses						
Residential mortgages	66	24	(41)	13	–	62
Consumer instalment and other personal	526	579	(694)	106	2	519
Credit card	358	390	(419)	47	–	376
Business and government	1,334	341	(475)	98	(46)	1,252
Debt securities classified as loans	303	75	(48)	–	(2)	328
Total allowance for credit losses excluding acquired-credit impaired loans	2,587	1,409	(1,677)	264	(46)	2,537
Acquired credit-impaired loans[2,3]	–	81	(39)	–	18	60
Total allowance for credit losses	2,587	1,490	(1,716)	264	(28)	2,597
Less: Allowance for off-balance sheet positions[4]	278	3	–	–	2	283
Allowance for loan losses	$ 2,309	$ 1,487	$ (1,716)	$ 264	$ (30)	$ 2,314

[1] Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
[2] Includes all FDIC covered loans and other acquired credit-impaired loans.
[3] Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see "FDIC Covered Loans" section in this Note.
[4] The allowance for credit losses for off-balance sheet instruments is recorded in provisions on the Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.

The following tables summarize loans that are past due but not impaired as at October 31, 2012, October 31, 2011 and November 1, 2010. Generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.2 billion as at October 31, 2012 (October 31, 2011 – $1.3 billion; November 1, 2010 – $1.3 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following tables.

Loans Past Due but not Impaired[1]

(millions of Canadian dollars)				**October 31, 2012**
	1-30 days	**31-60 days**	**61-89 days**	**Total**
Residential mortgages	**$ 1,370**	**$ 821**	**$ 164**	**$ 2,355**
Consumer instalment and other personal	**4,752**	**705**	**188**	**5,645**
Credit card	**695**	**144**	**83**	**922**
Business and government	**1,186**	**289**	**55**	**1,530**
Total	**$ 8,003**	**$ 1,959**	**$ 490**	**$ 10,452**
				October 31, 2011
Residential mortgages	$ 1,428	$ 799	$ 176	$ 2,403
Consumer instalment and other personal	4,766	764	169	5,699
Credit card	395	78	45	518
Business and government	1,082	211	84	1,377
Total	$ 7,671	$ 1,852	$ 474	$ 9,997
				November 1, 2010
Residential mortgages	$ 1,559	$ 715	$ 158	$ 2,432
Consumer instalment and other personal	5,043	835	183	6,061
Credit card	405	81	46	532
Business and government	1,312	454	137	1,903
Total	$ 8,319	$ 2,085	$ 524	$ 10,928

[1] Excludes all acquired credit-impaired loans.

Collateral

As at October 31, 2012, the fair value of financial collateral held against loans that were past due but not impaired was $167 million (October 31, 2011 – $113 million, November 1, 2010 – $22 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

Gross Impaired Debt Securities Classified as Loans

As at October 31, 2012, impaired loans excludes $1.5 billion (October 31, 2011 – $1.6 billion; November 1, 2010 – $1.2 billion) of gross impaired debt securities classified as loans as subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the acquisition of the credit card portfolio of MBNA Canada, with outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $0.9 billion, and $0.3 billion, respectively, and fair values of $5.6 billion, $1.9 billion, $0.8 billion and $0.1 billion, respectively at the acquisition dates.

Acquired Credit-Impaired Loans

(millions of Canadian dollars)	**October 31 2012**	October 31 2011	November 1 2010
FDIC-assisted acquisitions			
Unpaid principal balance[1]	**$ 1,070**	$ 1,452	$ 1,835
Credit related fair value adjustments	**(42)**	(121)	(216)
Interest rate and other related premium/(discount)	**(26)**	16	(29)
Carrying value	**1,002**	1,347	1,590
Counterparty-specific allowance[2]	**(5)**	(8)	–
Allowance for individually insignificant impaired loans[2]	**(54)**	(22)	–
Carrying value net of related allowance[3]	**943**	1,317	1,590
South Financial			
Unpaid principal balance[1]	**2,719**	4,117	6,205
Credit related fair value adjustments	**(89)**	(425)	(707)
Interest rate and other related premium/(discount)	**(111)**	3	(48)
Carrying value	**2,519**	3,695	5,450
Counterparty-specific allowance[2]	**(26)**	(22)	–
Allowance for individually insignificant impaired loans[2]	**(12)**	(5)	–
Carrying value net of related allowance	**2,481**	3,668	5,450
Other[4]			
Unpaid principal balance[1]	**283**	540	–
Credit related fair value adjustments	**(39)**	(34)	–
Interest rate and other related premium/(discount)	**2**	12	–
Carrying value	**246**	518	–
Allowance for individually insignificant impaired loans[2]	**(1)**	(3)	–
Carrying value net of related allowance	**$ 245**	$ 515	$ –

[1] Represents contractual amount owed net of charge-offs since inception of loan.
[2] Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
[3] Carrying value does not include the effect of the FDIC loss sharing agreement.
[4] Includes Chrysler Financial and MBNA.

FDIC COVERED LOANS

As at October 31, 2012, October 31, 2011 and November 1, 2010, the balances of FDIC covered loans were $1.0 billion, $1.3 billion and $1.7 billion, respectively and were recorded in "Loans" on the Consolidated Balance Sheet. As at October 31, 2012, October 31, 2011 and November 1, 2010, the balances of the indemnification assets were $90 million, $86 million and $167 million, respectively and were recorded in "Other assets" on the Consolidated Balance Sheet.

NOTE 8 TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes residential mortgages, personal loans, and business and government loans to SPEs or non-SPE third parties. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.

As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account (collectively referred to as 'retained interests'). If a retained interest does not result in consolidation of the SPE, nor in continued recognition of the transferred financial asset, these retained interests are recorded at relative fair value and classified as trading securities with subsequent changes in fair value recorded in trading income.

Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the effective interest rate method.

In addition, the Bank transfers financial assets to certain consolidated special purposes entities. Further details are provided in Note 9.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs

(millions of Canadian dollars)	**October 31 2012**	**October 31 2012**	October 31 2011	November 1 2010
	Fair value	**Carrying amount**	Carrying amount	Carrying amount
Nature of transaction				
Securitization of residential mortgage loans	**$ 44,305**	**$ 43,746**	$ 43,960	$ 42,731
Securitization of business and government loans	**33**	**32**	47	101
Securitization of consumer instalment and other personal loans	**361**	**361**	2,075	–
Other financial assets transferred related to securitization[1]	**4,961**	**4,960**	5,529	5,138
Total	**$ 49,660**	**$ 49,099**	$ 51,611	$ 47,970
Associated liabilities[2]	**$ (50,666)**	**$ (50,548)**	$ (52,858)	$ (49,204)

[1] Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank's securitization structures after the initial securitization of mortgage loans.

[2] Includes securitization liabilities carried at amortized cost of $25,224 million as at October 31, 2012 (October 31, 2011 – $25,133 million and November 1, 2010 – $21,948 million) and securitization liabilities carried at fair value of $25,324 million as at October 31, 2012 (October 31, 2011 – $27,725 million and November 1, 2010 – $27,256 million).

The following table summarizes the residential mortgage loans subject to continuing involvement accounting.

Securitized Residential Mortgage Loans Subject to Continuing Involvement Accounting

(millions of Canadian dollars)	**October 31 2012**	**October 31 2012**	October 31 2011	November 1 2010
	Fair value	**Carrying amount**	Carrying amount	Carrying amount
Original assets securitized	**$ 892**	**$ 876**	$ 910	$ 1,043
Assets which continue to be recognized	**892**	**876**	910	1,043
Associated liabilities	**(968)**	**(966)**	(921)	(1,130)

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized financial assets, such as debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as secured borrowing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition

(millions of Canadian dollars)	**October 31 2012**	October 31 2011	November 1 2010
Carrying amount of assets			
Nature of transaction:			
Repurchase agreements	**$ 16,884**	$ 11,121	$ 9,425
Securities lending agreements	**13,047**	11,445	8,380
Total	**$ 29,931**	$ 22,566	$ 17,805
Carrying amount of associated liabilities[1]	**$ 17,062**	$ 11,060	$ 9,374

[1] Associated liabilities are all related to repurchase agreements.

Transferred financial assets that are derecognized in their entirety but where the Bank has a continuing involvement

Continuing involvement may also arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank's Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2012, the fair value of retained interests was $53 million. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. The gain on sale of the loans for the year ended October 31, 2012 was $1 million. Retained interests are classified as trading securities and are subsequently carried at fair value with the changes in fair value recorded in trading income. For the year ended October 31, 2012, the trading income recognized on the retained interest was $2 million.

SIGNIFICANT CONSOLIDATED SPECIAL PURPOSE ENTITIES

A special purpose entity (SPE) is an entity that is created to accomplish a narrow and well-defined objective. SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. The Bank's interests in consolidated SPEs are discussed as follows:

Personal Loans

The Bank securitizes personal loans through consolidated SPEs to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet. Where the SPEs are created primarily for the Bank's benefit and the Bank is exposed to the majority of the residual risks of the SPEs, consolidation is required.

As at October 31, 2012, the SPEs related to personal loans had $5.1 billion (October 31, 2011 – $5.1 billion; November 1, 2010 – $5.1billion) of issued commercial paper outstanding and $0.3 billion (October 31, 2011 – $1.8 billion; November 1, 2010 – nil) of issued notes outstanding. As at October 31, 2012, the Bank's maximum potential exposure to loss for these conduits was $5.5 billion (October 31, 2011 – $7.2 billion; November 1, 2010 – $5.1 billion) of which $1.1 billion (October 31, 2011 – $1.1 billion; November 1, 2010 – $1.1 billion) of underlying personal loans was government insured. The Bank is restricted from accessing the SPE's assets under the relevant arrangements. The fair value of the loans and associated liabilities is $5.5 billion and $5.4 billion respectively as at October 31, 2012.

Credit Cards

The Bank securitizes credit card loans through an SPE. Through the acquisition of substantially all of the credit card portfolio of MBNA, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank's assets and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2012, the Bank's maximum exposure to loss for this SPE was $1.3 billion. Prior to December 1, 2011, the Bank did not consolidate this SPE. The Bank is restricted from accessing the SPE's assets under the relevant arrangements. The fair value of the loans and associated liabilities is $1.3 billion and $1.3 billion respectively as at October 31, 2012.

Other Significant Consolidated SPEs

The Bank consolidates two other significant SPEs as they were created primarily for the Bank's benefit and the Bank is exposed to the majority of the residual risks of the SPEs. One of the SPEs is funded by the Bank and purchases senior tranches of securitized assets and loan portfolios from the Bank's existing customers. As at October 31, 2012, the SPE had $42 million (October 31, 2011 – $88 million; November 1, 2010 – $598 million) of assets, which included credit card loans, automobile loans and leases, and equipment loans and leases. The Bank is not restricted from accessing the SPE's assets to the extent of its entitlement under arrangements with the sellers. The Bank's maximum potential exposure to loss as at October 31, 2012 was $42 million (October 31, 2011 – $88 million; November 1, 2010 – $598 million).

The second SPE was created to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets to the SPE and provided a loan to the SPE to facilitate the purchase. As at October 31, 2012, this SPE had $11.7 billion (October 31, 2011 – $14.1 billion; November 1, 2010 – $9.5 billion) of assets which are reported as consumer instalment and other personal loans on the Consolidated Balance Sheet. The Bank is restricted from accessing the SPE's assets under the relevant arrangements. The Bank's maximum potential exposure to loss was $10.5 billion as at October 31, 2012 (October 31, 2011 – $7.4 billion; November 1, 2010 – $2.2 billion). The fair value of the loans and associated liabilities is $12.8 billion and $10.3 billion, respectively, as at October 31, 2012.

SIGNIFICANT NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES

The Bank holds interests in certain significant non-consolidated SPEs where the Bank is not exposed to the majority of the residual risks of the SPEs. The Bank's interests in these non-consolidated SPEs are as follows:

Multi-Seller Conduits

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper (ABCP), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (i.e., draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement via the loan facilities to the trust.

From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the years ended October 31, 2012 and 2011, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP issued by multi-seller conduits as part of its market-making activities in ABCP. As at October 31, 2012, October 31, 2011 and November 1, 2010, the Bank held $128 million, $790 million and $243 million of ABCP inventory, respectively, out of $7.5 billion, $5.5 billion and $5.3 billion total outstanding ABCP issued by the conduits as at the same dates. The commercial paper held is classified as trading securities on the Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process. The inventory positions did not cause any change in consolidation conclusions during the year ended October 31, 2012 and October 31, 2011.

The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $7.5 billion as at October 31, 2012 (October 31, 2011 – $5.5 billion; November 1, 2010 – $5.3 billion). Further, the Bank has committed to an additional $2.2 billion (October 31, 2011 – $2.1 billion; November 1, 2010 – $1.8 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at October 31, 2012, the Bank also provided no deal-specific credit enhancement (October 31, 2011 – $17 million; November 1, 2010 – $73 million).

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank's derivative contracts are OTC transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives

The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are transacted and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank's interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges. Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives

The Bank uses foreign exchange derivatives, such as futures, forwards and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank's foreign currency assets are greater or less than the liabilities in that currency; they create foreign currency open positions.

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives

The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank's corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank's portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts in equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forwards, futures, swaps and options, such as precious metals and energy-related products in both OTC and exchange markets.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

Fair Value of Derivatives

(millions of Canadian dollars)	**October 31, 2012**				October 31, 2011		November 1, 2010	
	Average fair value for the year[1]		**Fair value as at balance sheet date**		Fair value as at balance sheet date		Fair value as at balance sheet date	
	Positive	**Negative**	**Positive**	**Negative**	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes								
Interest rate contracts								
Futures	**$ 1**	**$ –**	**$ 4**	**$ –**	$ 7	$ 1	$ 1	$ 1
Forward rate agreements	**32**	**26**	**25**	**22**	23	19	17	12
Swaps	**31,241**	**29,045**	**32,058**	**29,473**	27,359	26,278	19,687	19,517
Options written	**–**	**840**	**–**	**797**	–	790	–	642
Options purchased	**825**	**–**	**850**	**–**	765	–	641	–
Total interest rate contracts	**32,099**	**29,911**	**32,937**	**30,292**	28,154	27,088	20,346	20,172
Foreign exchange contracts								
Futures	**–**	**–**	**–**	**–**	1	–	–	–
Forward contracts	**4,729**	**4,224**	**3,259**	**2,935**	5,567	4,725	5,379	5,734
Swaps	**205**	**178**	**179**	**63**	237	292	2,240	881
Cross-currency interest rate swaps	**8,973**	**17,284**	**7,293**	**16,473**	9,569	16,248	9,395	14,090
Options written	**–**	**374**	**–**	**209**	–	639	–	829
Options purchased	**377**	**–**	**186**	**–**	623	–	800	–
Total foreign exchange contracts	**14,284**	**22,060**	**10,917**	**19,680**	15,997	21,904	17,814	21,534
Credit derivatives								
Credit default swaps – protection purchased	**36**	**43**	**17**	**49**	60	43	70	65
Credit default swaps – protection sold	**15**	**49**	**16**	**25**	19	68	52	65
Total credit derivative contracts	**51**	**92**	**33**	**74**	79	111	122	130
Other contracts								
Equity contracts	**5,320**	**6,398**	**7,168**	**8,309**	3,702	4,574	2,146	2,772
Commodity contracts	**842**	**811**	**533**	**609**	778	684	775	711
Total other contracts	**6,162**	**7,209**	**7,701**	**8,918**	4,480	5,258	2,921	3,483
Fair value – trading	**$ 52,596**	**$ 59,272**	**$ 51,588**	**$ 58,964**	$ 48,710	$ 54,361	$ 41,203	$ 45,319
Derivatives held or issued for non-trading purposes								
Interest rate contracts								
Forward rate agreements	**$ –**	**$ 1**	**$ –**	**$ 1**	$ –	$ 2	$ 5	$ 7
Swaps	**6,844**	**3,793**	**5,657**	**2,891**	7,517	4,379	6,932	4,436
Options written	**7**	**4**	**7**	**4**	6	5	7	6
Options purchased	**20**	**7**	**18**	**8**	16	2	30	3
Total interest rate contracts	**6,871**	**3,805**	**5,682**	**2,904**	7,539	4,388	6,974	4,452
Foreign exchange contracts								
Forward contracts	**1,389**	**401**	**1,304**	**382**	1,023	527	845	523
Swaps	**1**	**5**	**–**	**7**	–	–	27	–
Cross-currency interest rate swaps	**1,078**	**1,540**	**1,051**	**1,597**	1,254	1,422	1,191	1,294
Total foreign exchange contracts	**2,468**	**1,946**	**2,355**	**1,986**	2,277	1,949	2,063	1,817
Credit derivatives								
Credit default swaps – protection purchased	**57**	**127**	**16**	**173**	72	102	66	93
Total credit derivative contracts	**57**	**127**	**16**	**173**	72	102	66	93
Other contracts								
Equity contracts	**1,208**	**313**	**1,278**	**970**	1,247	915	1,164	871
Total other contracts	**1,208**	**313**	**1,278**	**970**	1,247	915	1,164	871
Fair value – non-trading	**$ 10,604**	**$ 6,191**	**$ 9,331**	**$ 6,033**	$ 11,135	$ 7,354	$ 10,267	$ 7,233
Total fair value	**$ 63,200**	**$ 65,463**	**$ 60,919**	**$ 64,997**	$ 59,845	$ 61,715	$ 51,470	$ 52,552

[1] The average fair value of trading derivatives for the year ended October 31, 2011 was: positive $49,699 million and negative $52,168 million. Averages are calculated on a monthly basis.

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31, 2012, October 31, 2011, and November 1, 2010.

Fair Value of Non-Trading Derivatives

(millions of Canadian dollars)										October 31, 2012
	Derivative Assets					Derivative Liabilities				
	Derivatives in qualifying hedging relationships					Derivatives in qualifying hedging relationships				
	Fair Value	Cash Flow	Net Investment	Derivatives not in qualifying hedging relationships	Total	Fair Value	Cash Flow	Net Investment	Derivatives not in qualifying hedging relationships	Total
Derivatives held or issued for non-trading purposes										
Interest rate contracts										
Forward rate agreements	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 1	$ 1
Swaps	138	2,893	–	2,626	5,657	150	243	–	2,498	2,891
Options written	–	–	–	7	7	–	–	–	4	4
Options purchased	–	–	–	18	18	–	–	–	8	8
Total interest rate contracts	138	2,893	–	2,651	5,682	150	243	–	2,511	2,904
Foreign exchange contracts										
Forward contracts	–	1,242	–	62	1,304	–	331	25	26	382
Swaps	–	–	–	–	–	–	7	–	–	7
Cross-currency interest rate swaps	–	335	–	716	1,051	–	1,187	–	410	1,597
Total foreign exchange contracts	–	1,577	–	778	2,355	–	1,525	25	436	1,986
Credit derivatives										
Credit default swaps – protection purchased	–	–	–	16	16	–	–	–	173	173
Total credit derivatives	–	–	–	16	16	–	–	–	173	173
Other contracts										
Equity contracts	–	314	–	964	1,278	–	8	–	962	970
Total other contracts	–	314	–	964	1,278	–	8	–	962	970
Fair value – non-trading	**$ 138**	**$ 4,784**	**$ –**	**$ 4,409**	**$ 9,331**	**$ 150**	**$ 1,776**	**$ 25**	**$ 4,082**	**$ 6,033**
										October 31, 2011
Derivatives held or issued for non-trading purposes										
Interest rate contracts										
Forward rate agreements	$ –	$ –	$ –	$ –	$ –	$ –	$ 1	$ –	$ 1	$ 2
Swaps	482	3,358	–	3,677	7,517	239	310	–	3,830	4,379
Options written	–	–	–	6	6	–	–	–	5	5
Options purchased	–	–	–	16	16	–	–	–	2	2
Total interest rate contracts	482	3,358	–	3,699	7,539	239	311	–	3,838	4,388
Foreign exchange contracts										
Forward contracts	–	1,007	3	13	1,023	–	504	11	12	527
Cross-currency interest rate swaps	–	535	–	719	1,254	–	1,057	–	365	1,422
Total foreign exchange contracts	–	1,542	3	732	2,277	–	1,561	11	377	1,949
Credit derivatives										
Credit default swaps – protection purchased	–	–	–	72	72	–	–	–	102	102
Total credit derivatives	–	–	–	72	72	–	–	–	102	102
Other contracts										
Equity contracts	–	340	–	907	1,247	–	7	–	908	915
Total other contracts	–	340	–	907	1,247	–	7	–	908	915
Fair value – non-trading	$ 482	$ 5,240	$ 3	$ 5,410	$ 11,135	$ 239	$ 1,879	$ 11	$ 5,225	$ 7,354
										November 1, 2010
Derivatives held or issued for non-trading purposes										
Interest rate contracts										
Forward rate agreements	$ –	$ –	$ –	$ 5	$ 5	$ –	$ –	$ –	$ 7	$ 7
Swaps	1,394	3,088	–	2,450	6,932	1,479	240	–	2,717	4,436
Options written	–	–	–	7	7	–	–	–	6	6
Options purchased	1	–	–	29	30	–	–	–	3	3
Total interest rate contracts	1,395	3,088	–	2,491	6,974	1,479	240	–	2,733	4,452
Foreign exchange contracts										
Forward contracts	–	800	41	4	845	–	464	53	6	523
Swaps	–	27	–	–	27	–	–	–	–	–
Cross-currency interest rate swaps	–	453	–	738	1,191	–	960	–	334	1,294
Total foreign exchange contracts	–	1,280	41	742	2,063	–	1,424	53	340	1,817
Credit derivatives										
Credit default swaps – protection purchased	–	–	–	66	66	–	–	–	93	93
Total credit derivatives	–	–	–	66	66	–	–	–	93	93
Other contracts										
Equity contracts	–	303	–	861	1,164	–	3	–	868	871
Total other contracts	–	303	–	861	1,164	–	3	–	868	871
Fair value – non-trading	$ 1,395	$ 4,671	$ 41	$ 4,160	$ 10,267	$ 1,479	$ 1,667	$ 53	$ 4,034	$ 7,233

The following tables disclose the impact of derivatives designated in hedge accounting relationships and the related hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income for the years ended October 31, 2012 and October 31, 2011.

Fair Value Hedges

(millions of Canadian dollars)

				2012
	Amounts recognized in income on derivatives[1]	**Amounts recognized in income on hedged items[1]**	**Hedge ineffectiveness[1]**	**Amounts excluded from the assessment of hedge effectiveness[1]**
Fair value hedges				
Interest rate contracts	**$ 129**	**$ (127)**	**$ 2**	**$ (1)**
Total income (loss)	**$ 129**	**$ (127)**	**$ 2**	**$ (1)**
				2011
Fair value hedges				
Interest rate contracts	$ 102	$ (107)	$ (5)	$ 30
Total income (loss)	$ 102	$ (107)	$ (5)	$ 30

[1] Amounts are recorded in non-interest income.

During the years ended October 31, 2012 and October 31, 2011, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Cash Flow and Net Investment Hedges

(millions of Canadian dollars)

				2012
	Amounts recognized in OCI on derivatives[1]	**Amounts reclassified from OCI into income[1,2]**	**Hedge ineffectiveness[3]**	**Amounts excluded from the assessment of hedge effectiveness[3]**
Cash flow hedges				
Interest rate contracts	**$ 1,263**	**$ 1,611**	**$ –**	**$ –**
Foreign exchange contracts[4]	**(28)**	**(17)**	**–**	**–**
Other contracts	**108**	**102**	**–**	**–**
Total income (loss)	**$ 1,343**	**$ 1,696**	**$ –**	**$ –**
Net investment hedges				
Foreign exchange contracts[4]	**$ (76)**	**$ –**	**$ –**	**$ 4**
				2011
Cash flow hedges				
Interest rate contracts	$ 1,902	$ 1,670	$ –	$ –
Foreign exchange contracts[4]	129	132	–	–
Other contracts	38	61	–	–
Total income (loss)	$ 2,069	$ 1,863	$ –	$ –
Net investment hedges				
Foreign exchange contracts[4]	$ 449	$ –	$ –	$ 70

[1] Other comprehensive income is presented on a pre-tax basis.
[2] Amounts are recorded in net interest income.
[3] Amounts are recorded in non-interest income.
[4] Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships (e.g., foreign denominated liabilities).

The following table indicates the periods when hedged cash flows in designated cash flow hedge accounting relationships are expected to occur as at October 31, 2012, October 31, 2011, and November 1, 2010.

Hedged Cash Flows

(millions of Canadian dollars)						October 31, 2012
	Within 1 year	**1-3 years**	**3-5 years**	**5-10 years**	**Over 10 years**	**Total**
Cash flow hedges						
Cash inflows	**$ 12,242**	**$ 15,187**	**$ 6,941**	**$ 396**	**$ 248**	**$ 35,014**
Cash outflows	**(2,128)**	**(5,214)**	**(4,743)**	**–**	**–**	**(12,085)**
Net cash flows	**$ 10,114**	**$ 9,973**	**$ 2,198**	**$ 396**	**$ 248**	**$ 22,929**
						October 31, 2011
Cash flow hedges						
Cash inflows	$ 10,119	$ 12,321	$ 7,885	$ 1,239	$ 346	$ 31,910
Cash outflows	(327)	(2,374)	(5,259)	(13)	–	(7,973)
Net cash flows	$ 9,792	$ 9,947	$ 2,626	$ 1,226	$ 346	$ 23,937
						November 1, 2010
Cash flow hedges						
Cash inflows	$ 8,365	$ 10,539	$ 8,486	$ 1,219	$ 438	$ 29,047
Cash outflows	(975)	(1,980)	(5,302)	(25)	–	(8,282)
Net cash flows	$ 7,390	$ 8,559	$ 3,184	$ 1,194	$ 438	$ 20,765

During the years ended October 31, 2012 and October 31, 2011, there were no significant instances where forecasted hedged transactions failed to occur.

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the years ended October 31, 2012 and October 31, 2011. These gains (losses) are partially offset by gains (losses) recorded in the Consolidated Statement of Income and in the Consolidated Statement of Other Comprehensive Income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships[1]

(millions of Canadian dollars)	**2012**	2011
Interest rate contracts	**$ (111)**	$ 140
Foreign exchange contracts	**(14)**	(8)
Credit derivatives	**(67)**	41
Equity	**3**	(1)
Total	**$ (189)**	$ 172

[1] Amounts are recorded in non-interest income.

The following table discloses the notional principal amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives

(billions of Canadian dollars)					**October 31 2012**	October 31 2011	November 1 2010
		Trading					
	Over-the-counter[1]	**Exchange-traded**	**Total**	**Non-trading**	**Total**	Total	Total
Notional Principal							
Interest rate contracts							
Futures	**$ –**	**$ 285.0**	**$ 285.0**	**$ –**	**$ 285.0**	$ 211.8	$ 255.4
Forward rate agreements	**85.0**	**–**	**85.0**	**2.9**	**87.9**	118.9	56.7
Swaps	**2,003.5**	**–**	**2,003.5**	**308.4**	**2,311.9**	1,792.5	1,300.7
Options written	**24.9**	**31.7**	**56.6**	**0.6**	**57.2**	72.0	50.9
Options purchased	**19.2**	**26.1**	**45.3**	**4.6**	**49.9**	65.8	59.0
Total interest rate contracts	**2,132.6**	**342.8**	**2,475.4**	**316.5**	**2,791.9**	2,261.0	1,722.7
Foreign exchange contracts							
Futures	**–**	**28.7**	**28.7**	**–**	**28.7**	38.3	17.5
Forward contracts	**374.4**	**–**	**374.4**	**37.4**	**411.8**	415.1	380.4
Swaps	**1.2**	**–**	**1.2**	**0.1**	**1.3**	2.9	20.4
Cross-currency interest rate swaps	**388.3**	**–**	**388.3**	**28.6**	**416.9**	381.3	337.2
Options written	**13.6**	**–**	**13.6**	**–**	**13.6**	34.5	53.7
Options purchased	**12.8**	**–**	**12.8**	**–**	**12.8**	30.8	44.5
Total foreign exchange contracts	**790.3**	**28.7**	**819.0**	**66.1**	**885.1**	902.9	853.7
Credit derivatives							
Credit default swaps – protection purchased	**2.7**	**–**	**2.7**	**4.3**	**7.0**	8.7	10.0
Credit default swaps – protection sold	**1.7**	**–**	**1.7**	**–**	**1.7**	2.7	3.7
Total credit derivative contracts	**4.4**	**–**	**4.4**	**4.3**	**8.7**	11.4	13.7
Other contracts							
Equity contracts	**45.3**	**12.5**	**57.8**	**28.5**	**86.3**	71.7	65.2
Commodity contracts	**8.1**	**11.2**	**19.3**	**–**	**19.3**	16.0	12.5
Total other contracts	**53.4**	**23.7**	**77.1**	**28.5**	**105.6**	87.7	77.7
Total	**$ 2,980.7**	**$ 395.2**	**$ 3,375.9**	**$ 415.4**	**$ 3,791.3**	$ 3,263.0	$ 2,667.8

[1] Includes clearing house settled instruments.

The following table discloses the notional principal amount of over-the-counter derivatives and exchange-traded derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity

(billions of Canadian dollars)

						October 31 2012	October 31 2011	November 1 2010
	Remaining term to maturity							
Notional Principal	**Within 1 year**	**Over 1 year to 3 years**	**Over 3 years to 5 years**	**Over 5 years to 10 years**	**Over 10 years**	**Total**	Total	Total
Interest rate contracts								
Futures	**$ 182.9**	**$ 94.4**	**$ 7.7**	**$ –**	**$ –**	**$ 285.0**	$ 211.8	$ 255.4
Forward rate agreements	**84.5**	**3.3**	**0.1**	**–**	**–**	**87.9**	118.9	56.7
Swaps	**573.0**	**640.7**	**619.2**	**394.6**	**84.4**	**2,311.9**	1,792.5	1,300.7
Options written	**46.3**	**5.7**	**2.3**	**2.1**	**0.8**	**57.2**	72.0	50.9
Options purchased	**37.9**	**4.2**	**2.9**	**3.1**	**1.8**	**49.9**	65.8	59.0
Total interest rate contracts	**924.6**	**748.3**	**632.2**	**399.8**	**87.0**	**2,791.9**	2,261.0	1,722.7
Foreign exchange contracts								
Futures	**16.5**	**11.6**	**0.6**	**–**	**–**	**28.7**	38.3	17.5
Forward contracts	**369.8**	**31.5**	**10.1**	**0.3**	**0.1**	**411.8**	415.1	380.4
Swaps	**0.6**	**0.3**	**–**	**0.4**	**–**	**1.3**	2.9	20.4
Cross-currency interest rate swaps	**83.9**	**141.1**	**86.6**	**85.8**	**19.5**	**416.9**	381.3	337.2
Options written	**9.3**	**4.1**	**0.2**	**–**	**–**	**13.6**	34.5	53.7
Options purchased	**9.5**	**3.1**	**0.1**	**0.1**	**–**	**12.8**	30.8	44.5
Total foreign exchange contracts	**489.6**	**191.7**	**97.6**	**86.6**	**19.6**	**885.1**	902.9	853.7
Credit derivatives								
Credit default swaps – protection purchased	**1.1**	**2.4**	**2.4**	**1.1**	**–**	**7.0**	8.7	10.0
Credit default swaps – protection sold	**0.3**	**0.5**	**0.8**	**0.1**	**–**	**1.7**	2.7	3.7
Total credit derivative contracts	**1.4**	**2.9**	**3.2**	**1.2**	**–**	**8.7**	11.4	13.7
Other contracts								
Equity contracts	**62.0**	**16.4**	**7.9**	**–**	**–**	**86.3**	71.7	65.2
Commodity contracts	**15.4**	**3.6**	**0.3**	**–**	**–**	**19.3**	16.0	12.5
Total other contracts	**77.4**	**20.0**	**8.2**	**–**	**–**	**105.6**	87.7	77.7
Total	**$ 1,493.0**	**$ 962.9**	**$ 741.2**	**$ 487.6**	**$ 106.6**	**$ 3,791.3**	$ 3,263.0	$ 2,667.8

DERIVATIVE-RELATED RISKS

Market Risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading business and is monitored independently by the Bank's Risk Management Group.

Credit Risk

Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within the Wholesale Bank is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled 'Credit Exposure of Derivatives'.

Also shown in the table entitled 'Credit Exposure of Derivatives', is the current replacement cost, which is the positive fair value of all outstanding derivatives, and represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivatives

(millions of Canadian dollars)	October 31, 2012			October 31, 2011		
	Current replacement cost[1]	**Credit equivalent amount**	**Risk-weighted amount**	Current replacement cost[1]	Credit equivalent amount	Risk-weighted amount[2]
Interest rate contracts						
Forward rate agreements	**$ 26**	**$ 43**	**$ 7**	$ 23	$ 34	$ 5
Swaps	**37,714**	**60,209**	**20,500**	34,889	46,192	18,322
Options purchased	**866**	**980**	**403**	767	860	337
Total interest rate contracts	**38,606**	**61,232**	**20,910**	35,679	47,086	18,664
Foreign exchange contracts						
Forward contracts	**4,523**	**10,021**	**1,846**	6,363	11,875	2,170
Swaps	**179**	**298**	**28**	237	405	59
Cross-currency interest rate swaps	**8,344**	**28,408**	**9,584**	10,823	30,312	9,322
Options purchased	**186**	**447**	**135**	623	1,064	236
Total foreign exchange contracts	**13,232**	**39,174**	**11,593**	18,046	43,656	11,787
Other contracts						
Credit derivatives	**18**	**290**	**117**	48	447	158
Equity contracts	**8,217**	**11,904**	**904**	4,691	7,954	1,033
Commodity contracts	**402**	**1,048**	**294**	567	1,167	238
Total other contracts	**8,637**	**13,242**	**1,315**	5,306	9,568	1,429
Total derivatives	**60,475**	**113,648**	**33,818**	59,031	100,310	31,880
Less: impact of master netting agreements	**48,084**	**78,727**	**24,295**	45,375	65,792	22,531
Total derivatives after netting	**12,391**	**34,921**	**9,523**	13,656	34,518	9,349
Less: impact of collateral	**6,020**	**6,191**	**2,165**	5,875	6,062	1,959
Net derivatives	**$ 6,371**	**$ 28,730**	**$ 7,358**	$ 7,781	$ 28,456	$ 7,390

[1] Exchange-traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, are excluded in accordance with the guidelines of OSFI. The total positive fair value of the excluded contracts as at October 31, 2012 was $444 million (October 31, 2011 – $814 million).
[2] The amounts are calculated based on Canadian GAAP.

Current Replacement Cost of Derivatives

(millions of Canadian dollars, except as noted)	Canada[1]		United States[1]		Other International[1]		Total	
By sector	**October 31 2012**	October 31 2011	**October 31 2012**	October 31 2011	**October 31 2012**	October 31 2011	**October 31 2012**	October 31 2011
Financial	**$ 25,670**	$ 33,232	**$ 7,263**	$ 6,062	**$ 11,868**	$ 10,156	**$ 44,801**	$ 49,450
Government	**5,852**	4,199	**6,223**	1,269	**591**	310	**12,666**	5,778
Other	**1,544**	2,407	**1,165**	1,084	**299**	312	**3,008**	3,803
Current replacement cost	**$ 33,066**	$ 39,838	**$ 14,651**	$ 8,415	**$ 12,758**	$ 10,778	**$ 60,475**	$ 59,031
Less: impact of master netting agreements and collateral							**54,104**	51,250
Total current replacement cost							**$ 6,371**	$ 7,781

By location of risk[2]	**October 31 2012**	October 31 2011	**October 31 2012 % mix**	October 31 2011 % mix
Canada	**$ 2,706**	$ 3,291	**42.4%**	42.3%
United States	**1,883**	2,231	**29.6**	28.7
Other international				
United Kingdom	**820**	598	**12.9**	7.7
Europe – other	**479**	911	**7.5**	11.7
Other	**483**	750	**7.6**	9.6
Total Other international	**1,782**	2,259	**28.0**	29.0
Total current replacement cost	**$ 6,371**	$ 7,781	**100.0%**	100.0%

[1] Based on geographic location of unit responsible for recording revenue.
[2] After impact of master netting agreements and collateral.

Certain of the Bank's derivative contracts are governed by master derivative agreements having provisions that may permit the Bank's counterparties to require, upon the occurrence of a certain contingent event: (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank's subsidiaries. At October 31, 2012, the aggregate net liability position of those contracts would require: (i) the posting of collateral or other acceptable remedy totalling $45 million (October 31, 2011 – $57 million) in the event of a one-notch or two-notch downgrade in the Bank's senior debt ratings; and (ii) funding totalling $6 million (October 31, 2011 – $2 million) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two-notch downgrade in the Bank's senior debt ratings.

Certain of the Bank's derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank's counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed

by that master derivative agreement. Some of these agreements may permit the Bank's counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2012 the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $14.3 billion (October 31, 2011 – $12.9 billion). The Bank has posted $11.8 billion (October 31, 2011 – $10.3 billion) of collateral for this exposure in the normal course of business. As at October 31, 2012, the impact of a one-notch downgrade in the Bank's senior debt ratings would require the Bank to post an additional $0.6 billion (October 31, 2011 – $0.5 billion) of collateral to that posted in the normal course of business. A two-notch downgrade in the Bank's senior debt ratings would require the Bank to post an additional $1.4 billion (October 31, 2011 – $1.6 billion) of collateral to that posted in the normal course of business.

NOTE 11 ACQUISITIONS

(a) Acquisition of Credit Card Portfolio of MBNA Canada

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.

The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date to October 31, 2012, have been consolidated with the Bank's results and are primarily reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.

The total amount of goodwill that is expected to be deductible for tax purposes is nil. During the period from the acquisition date to October 31, 2012, goodwill decreased by $27 million to $93 million due to the refinement of various fair value marks.

For the year ended October 31, 2012, the acquisition contributed $811 million to revenue and $(15) million to net income.

The following table presents the estimated fair values of the assets and liabilities acquired as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired

(millions of Canadian dollars)	Amount
Assets acquired	
Loans[1,2]	$ 7,361
Other assets	275
Intangible assets	458
	8,094
Less: Liabilities assumed	1,348
Fair value of identifiable net assets acquired	6,746
Goodwill	93
Total purchase consideration	$ 6,839

[1] The estimated fair value for loans reflects the expected credit losses at the acquisition date.
[2] Gross contractual receivables amount to $7,820 million.

(b) Acquisition of Chrysler Financial

On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial in Canada and the U.S. for cash consideration of approximately $6,307 million, including contingent consideration. The acquisition was accounted for by the purchase method. As part of the purchase agreement, the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recognized immediately in the purchase price equation at fair value and marked to market as amounts on the assets are realized in the Consolidated Statement of Income. Contingent consideration of $52 million was recognized as of the acquisition date. Subsequent to the acquisition, the amounts realized on these assets exceeded the threshold and the Bank was required to pay additional cash consideration of $53 million, which was included in the Consolidated Statement of Income. The results of Chrysler Financial from the acquisition date to October 31, 2012 have been consolidated with the Bank's results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment.

Subsequent to the acquisition date, goodwill increased by $45 million to $197 million, primarily due to the finalization of the fair values in the purchase price equation. The total amount of goodwill that is expected to be deductible for tax purposes is $275 million.

For the year ended October 31, 2012, the acquisition contributed $464 million (October 31, 2011 – $273 million) to revenue and $67 million (October 31, 2011 – $13 million) to net income.

The following table presents the estimated fair values of the assets and liabilities of Chrysler Financial as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired

(millions of Canadian dollars)	Amount
Assets acquired	
Cash and cash equivalents	$ 3,081
Loans[1,2]	7,322
Other assets	2,207
	12,610
Less: Liabilities assumed	6,500
Fair value of identifiable net assets acquired	6,110
Goodwill	197
Total purchase consideration	$ 6,307

[1] The estimated fair value for loans reflects the expected credit losses at the acquisition date.
[2] Gross contractual receivables amount to $7,361 million.

(c) U.S. Personal and Commercial Banking Acquisitions in Fiscal 2010

On April 16, 2010, the Bank acquired certain assets and assumed liabilities of Riverside National Bank of Florida (Riverside), First Federal Bank of North Florida (First Federal) and AmericanFirst Bank (AmericanFirst) in FDIC-assisted transactions. In addition, the Bank entered into loss sharing agreements with the FDIC whereby the FDIC shares in the losses on loans and certain real estate assets. Under the terms of the loss sharing agreements, the FDIC reimburses the Bank for 50% of losses up to a threshold level for each bank ($449 million for Riverside, $59 million for First Federal and $18 million for AmericanFirst) and 80% of losses thereafter. The term of the loss sharing agreements is ten years from the date of acquisition for single family residential mortgages and five years (plus three years where only recoveries will be shared) for other loans and real estate assets. At the end of the loss sharing periods, the Bank may be required to make a payment to the FDIC based on the actual losses incurred in relation to the FDIC Intrinsic Loss Estimate as defined in the loss sharing agreements.

On September 30, 2010, the Bank acquired 100% of the outstanding common shares of The South Financial Group, Inc. (South Financial) for total consideration to common shareholders of approximately $64 million paid in cash and common shares in the amount of $11 million and $53 million, respectively. Each common share of South Financial was exchanged for US $0.28 cash or 0.004 of a Bank common share, resulting in the issuance of approximately 720 thousand common shares of the Bank. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury sold the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury's Capital Purchase Program and discharged all accrued but unpaid dividends on that stock for total cash consideration of approximately $134 million.

The acquisitions were accounted for by the purchase method. The results from these acquisitions have been consolidated with the Bank's results for the years ended October 31, 2012, 2011, and 2010. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. As at the acquisition dates, the acquisitions contributed $2,198 million of net cash and cash equivalents, $8,471 million of loans, $115 million of identifiable intangibles, $3,994 million of other assets, $12,298 million of deposits and $2,535 million of other liabilities to the Bank's Consolidated Balance Sheet. Included in loans is $2,127 million of covered loans. The estimated fair value for loans reflects the expected credit losses at the acquisition date.

Subsequent to the acquisition date, goodwill decreased by $140 million to $257 million, primarily due to the completion of the valuation of the loan portfolio.

NOTE 12 GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank's CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models (based on advanced approaches under Basel III) to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. As at the date of the last impairment test, the amount of unallocated capital was $4.3 billion and primarily related to available-for-sale securities and interest rate swaps managed within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

Key Assumptions

The recoverable amount of each group of CGUs has been determined based on its value-in-use. In assessing value-in-use, the estimated future cash flows based on the Bank's internal forecast are discounted using an appropriate pre-tax discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate

The pre-tax discount rates used reflect current market assessment of the risks specific to each group of CGUs and is dependent on the risk profile and capital requirements of the group of CGUs.

Terminal Multiple

The earnings included in the goodwill impairment testing for each operating segment were based on the Bank's internal forecast, which projects expected cash flows over the next four years. The pre-tax terminal multiple for the period after the Bank's internal forecast was derived from the observable terminal multiples of comparable financial institutions and ranged from 9x to 14x.

In considering the sensitivity of the key assumptions discussed above, management determined that there is no reasonable possible change in any of the above that would result in the carrying amount of any of the groups of CGUs to exceed its recoverable amount.

Goodwill by Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth and Insurance	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
Carrying amount of goodwill as at November 1, 2010	$ 722	$ 1,060	$ 10,381	$ 150	$ –	$ 12,313
Additions	4	–	176[1]	–	–	180
Foreign currency translation adjustments and other	–	(9)	(227)	–	–	(236)
Carrying amount of goodwill as at October 31, 2011	$ 726	$ 1,051	$ 10,330	$ 150	$ –	$ 12,257
Gross amount of goodwill	$ 726	$ 1,051	$ 10,330	$ 150	$ –	$ 12,257
Accumulated impairment losses	$ –	$ –	$ –	$ –	$ –	$ –
Carrying amount of goodwill as at November 1, 2011	**$ 726**	**$ 1,051**	**$ 10,330**	**$ 150**	**$ –**	**$ 12,257**
Additions	**46[2]**	**46[2]**	**6**	**–**	**–**	**98**
Disposals	**–**	**(68)[3]**	**–**	**–**	**–**	**(68)**
Foreign currency translation adjustments and other	**–**	**–**	**24**	**–**	**–**	**24**
Carrying amount of goodwill as at October 31, 2012	**$ 772**	**$ 1,029**	**$ 10,360**	**$ 150**	**$ –**	**$ 12,311**
Gross amount of goodwill	**$ 772**	**$ 1,029**	**$ 10,360**	**$ 150**	**$ –**	**$ 12,311**

[1] Consists of goodwill arising from the acquisitions of Chrysler Financial, Riverside, First Federal, AmericanFirst and South Financial.

[2] Primarily relates to goodwill arising from the acquisition of MBNA Canada of $93 million. See Note 11 for further details.

[3] Relates to the divestiture of our U.S. insurance business.

The following table summarizes the groups of CGUs to which goodwill has been allocated and its discount rate for impairment testing purposes:

Group of CGUs

(millions of Canadian dollars)	**October 31 2012**	**2012**	October 31 2011	2011	November 1 2010
	Carrying amount	**Discount rate**[1]	Carrying amount	Discount rate[1]	Carrying amount
Canadian Personal and Commercial Banking					
Canadian Banking	**$ 772**	**10.9%**	$ 726	10.9%	$ 722
Wealth and Insurance[2]					
Wealth[3]	**566**	**11.7–15.0%**	566	11.7–15.0%	572
Global Insurance	**463**	**11.1%**	485	11.1%	488
Wholesale					
TD Securities	**150**	**15.9%**	150	15.9%	150
U.S. Personal and Commercial Banking					
U.S. Personal and Commercial Banking	**10,360**	**11.1%**	10,330	11.3%	10,381
Total	**$ 12,311**		$ 12,257		$ 12,313

[1] Discount rates have been updated to reflect pre-tax amounts.
[2] Effective November 1, 2011, the results of the TD Insurance business were transferred from CAD P&C to Wealth and Insurance. The prior period results have been restated retroactively to 2011.
[3] Wealth includes Canadian Discount Brokerage, Advice Channels, Asset Management, and UK Brokerage groups of CGUs. Effective April 30, 2012, Canadian Discount Brokerage and UK Brokerage were combined into "Direct Investing" and Advice Channels and Asset Management were combined into "Advice and Asset Management" groups of CGUs.

OTHER INTANGIBLES

The following table presents details of the Bank's other intangibles as at October 31, 2012, October 31, 2011, and November 1, 2010.

Other Intangibles

(millions of Canadian dollars)			**October 31, 2012**
	Carrying value	**Accumulated amortization**	**Net carrying value**
Core deposit intangibles	**$ 5,067**	**$ 4,201**	**$ 866**
Software	**1,120**	**352**	**768**
Other intangibles	**5,515**	**4,932**	**583**
Total	**$ 11,702**	**$ 9,485**	**$ 2,217**
			October 31, 2011
Core deposit intangibles	$ 5,064	$ 4,007	$ 1,057
Software	812	242	570
Other intangibles	5,073	4,856	217
Total	$ 10,949	$ 9,105	$ 1,844
			November 1, 2010
Core deposit intangibles	$ 5,101	$ 3,721	$ 1,380
Other intangibles	5,076	4,652	424
Total	$ 10,177	$ 8,373	$ 1,804

NOTE 13 LAND, BUILDINGS, EQUIPMENT AND OTHER DEPRECIABLE ASSETS

The following table presents details of the Bank's land, buildings, equipment, and other depreciable assets as at October 31, 2012, October 31, 2011, and November 1, 2010.

Land, Buildings, Equipment and Other Depreciable Assets

(millions of Canadian dollars)			**October 31, 2012**
	Cost	**Accumulated depreciation**	**Net book value**
Land	**$ 860**	**$ –**	**$ 860**
Buildings	**2,432**	**691**	**1,741**
Computer equipment	**669**	**285**	**384**
Furniture, fixtures and other equipment	**1,412**	**754**	**658**
Leasehold improvements	**1,271**	**512**	**759**
Total	**$ 6,644**	**$ 2,242**	**$ 4,402**
			October 31, 2011
Land	$ 834	$ –	$ 834
Buildings	2,179	678	1,501
Computer equipment	608	250	358
Furniture, fixtures and other equipment	1,460	750	710
Leasehold improvements	1,174	494	680
Total	$ 6,255	$ 2,172	$ 4,083
			November 1, 2010
Land	$ 830	$ –	$ 830
Buildings	1,975	608	1,367
Computer equipment	1,197	517	680
Furniture, fixtures and other equipment	1,384	708	676
Leasehold improvements	1,148	452	696
Total	$ 6,534	$ 2,285	$ 4,249

NOTE 14 OTHER ASSETS

Other Assets

(millions of Canadian dollars)	**October 31 2012**	October 31 2011	November 1 2010
Amounts receivable from brokers, dealers and clients	**$ 5,756**	$ 5,035	$ 8,132
Accounts receivable, prepaid expenses and other items[1]	**6,090**	5,863	5,748
Prepaid pension expense	**426**	272	194
Insurance-related assets, excluding investments	**1,417**	1,302	1,326
Accrued interest	**1,225**	1,145	1,139
Cheques and other items in transit	**–**	–	362
Total	**$14,914**	$ 13,617	$ 16,901

[1] Includes FDIC indemnification assets as at October 31, 2012 of $90 million (October 31, 2011 – $86 million; November 1, 2010 – $167 million).

NOTE 15 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2012 was $138 billion (October 31, 2011 – $118 billion, November 1, 2010 – $98 billion).

Certain deposit liabilities are classified as "Trading deposits" within the Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type

(millions of Canadian dollars)				October 31 2012	October 31 2011	November 1 2010
	Demand	Notice	Term	Total	Total	Total
Personal	$ 16,724	$ 207,733	$ 67,302	$ 291,759	$ 268,703	$ 249,251
Banks[1]	4,044	15	10,898	14,957	11,659	12,501
Business and government[2]	40,536	72,700	67,802	181,038	169,066	143,121
Trading[1]	–	–	38,774	38,774	29,613	22,991
Total	$ 61,304	$ 280,448	$ 184,776	$ 526,528	$ 479,041	$ 427,864
Non-interest-bearing deposits included above						
In domestic offices				$ 3,798	$ 3,931	$ 3,926
In foreign offices				27,064	24,057	21,244
Interest-bearing deposits included above						
In domestic offices				287,516	259,741	234,840
In foreign offices				207,383	188,779	165,402
U.S. federal funds deposited[1]				767	2,533	2,452
Total[2,3]				$ 526,528	$ 479,041	$ 427,864

[1] Includes deposits with the Federal Home Loan Bank.

[2] Includes $10 billion in deposits on the Consolidated Balance Sheet due to covered bondholders as at October 31, 2012 (October 31, 2011 – $7 billion; November 1, 2010 – $2 billion).

[3] Includes deposits of $271 billion as at October 31, 2012 (October 31, 2011 – $243 billion; November 1, 2010 – $204 billion) denominated in U.S. dollars and $13 billion (October 31, 2011 – $10 billion; November 1, 2010 – $9 billion) denominated in other foreign currencies.

Deposits by County

(millions of Canadian dollars)				October 31 2012	October 31 2011	November 1 2010
	Canada	United States	International	Total	Total	Total
Personal	$ 167,386	$ 123,788	$ 585	$ 291,759	$ 268,703	$ 249,251
Banks	5,905	1,564	7,488	14,957	11,659	12,501
Business and government	114,910	62,451	3,677	181,038	169,066	143,121
Trading	3,113	35,474	187	38,774	29,613	22,991
Total	$ 291,314	$ 223,277	$ 11,937	$ 526,528	$ 479,041	$ 427,864

Term Deposits

(millions of Canadian dollars)							October 31 2012	October 31 2011	November 1 2010
	Within 1 year	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total	Total	Total
Personal	$ 40,453	$ 14,512	$ 5,927	$ 3,344	$ 2,918	$ 148	$ 67,302	$ 69,210	$ 77,112
Banks	10,846	15	9	8	4	16	10,898	7,102	8,578
Business and government	45,572	5,831	5,040	8,260	3,096	3	67,802	62,435	45,847
Trading	37,417	226	220	195	195	521	38,774	29,613	22,991
Total	$ 134,288	$ 20,584	$ 11,196	$ 11,807	$ 6,213	$ 688	$ 184,776	$ 168,360	$ 154,528

Term Deposits due within a Year

(millions of Canadian dollars)				October 31 2012	October 31 2011[1]	November 1 2010[1]
	Within 3 months	Over 3 months to 6 months	Over 6 months to 12 months	Total	Total	Total
Personal	$ 13,871	$ 10,930	$ 15,652	$ 40,453	$ 42,127	$ 45,842
Banks	10,714	71	61	10,846	7,056	8,512
Business and government	37,719	2,757	5,096	45,572	37,717	35,754
Trading	13,884	11,846	11,687	37,417	28,214	21,753
Total	$ 76,188	$ 25,604	$ 32,496	$ 134,288	$ 115,114	$ 111,861

[1] Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

NOTE 16 OTHER LIABILITIES

Other Liabilities

(millions of Canadian dollars)	October 31 2012	October 31 2011	November 1 2010
Amounts payable to brokers, dealers and clients	$ 5,952	$ 6,865	$ 7,911
Accounts payable, accrued expenses and other items	2,705	3,027	3,135
Special purpose entity liabilities	5,696	4,301	5,898
Insurance-related liabilities	4,824	4,288	4,083
Accrued interest	1,466	1,622	1,772
Accrued salaries and employee benefits	2,030	1,826	1,764
Accrued benefit liability	1,308	1,276	1,127
Cheques and other items in transit	877	1,213	–
Total	$ 24,858	$ 24,418	$ 25,690

NOTE 17 SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Subordinated Notes and Debentures

(millions of Canadian dollars, except as noted) Maturity date	Interest rate (%)	Earliest par redemption date	Foreign currency amount	October 31 2012	October 31 2011	November 1 2010
December 2010-August 2011[1]	–	–		**$ –**	$ –	$ 3
June 2011[2,3]	7.63	–		**–**	–	205
May 2012[2,4]	7.00	–		**–**	201	210
August 2014	10.05	–		**150**	148	148
January 2016	4.32	January 2011[5]		**–**	–	998
October 2016	4.87	October 2011[6]		**–**	–	490
November 2017	5.38	November 2012[7]		**2,444**	2,467	2,493
June 2018	5.69[8]	June 2013		**898**	898	898
April 2020	5.48[9]	April 2015		**875**	867	855
November 2020	3.37[10]	November 2015		**998**	995	–
September 2022[2]	4.64[8]	September 2017	US$ 270 million	**270**	270	270
July 2023	5.83[11]	July 2018		**650**	650	650
May 2025	9.15	–		**199**	200	198
October 2104	4.97[12]	October 2015		**784**	800	800
December 2105	4.78[13]	December 2016		**2,250**	2,247	2,231
December 2106	5.76[14]	December 2017		**1,800**	1,800	1,800
Total				**$ 11,318**	$ 11,543	$ 12,249

[1] The subordinated debentures matured during fiscal 2011.
[2] Obligation of a subsidiary.
[3] On June 15, 2011, the subordinated notes of a subsidiary of the Bank matured.
[4] On May 15, 2012, the subordinated notes of a subsidiary of the Bank matured.
[5] On January 18, 2011, the Bank redeemed the subordinated notes at 100 per cent of the principal amount. The issue qualified as Tier 2 regulatory capital.
[6] On October 28, 2011, the Bank redeemed the subordinated notes at 100 per cent of the principal amount. The issue qualified as Tier 2 regulatory capital.
[7] Subsequent to year-end, on November 1, 2012, the Bank redeemed the subordinated notes at 100 per cent of the principal amount. The issue qualified as Tier 2 regulatory capital.
[8] For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers' Acceptance rate plus 1.00%.
[9] For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers' Acceptance rate plus 2.00%.
[10] For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers' Acceptance rate plus 1.25%.
[11] For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers' Acceptance rate plus 2.55%.
[12] For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.77%.
[13] For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.74%.
[14] For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.99%.

REPAYMENT SCHEDULE

The aggregate remaining maturities of the Bank's subordinated notes and debentures are as follows:

Maturities

(millions of Canadian dollars)	October 31 2012	October 31 2011	November 1 2010
Within 1 year	**$ –**	$ 201	$ 208
Over 1 year to 3 years	**150**	148	210
Over 3 years to 4 years	**–**	–	148
Over 4 years to 5 years	**–**	–	–
Over 5 years	**11,168[1]**	11,194	11,683
Total	**$ 11,318**	$ 11,543	$ 12,249

[1] Subsequent to year-end, on November 1, 2012, the Bank redeemed all of its outstanding 5.38% subordinated notes due November 1, 2017.

NOTE 18 LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares that are mandatorily redeemable or convertible into a variable number of the Bank's common shares at the holder's option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.

Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank's common shares at the holder's option, are not classified as liabilities and are presented in Note 21, Share Capital.

Liability for Preferred Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)	**October 31, 2012**		October 31, 2011		November 1, 2010	
	Number of shares	**Amount**	Number of shares	Amount	Number of shares	Amount
Class A Preferred shares						
Series M[1]	–	$ –	–	$ –	14.0	$ 350
Series N[2]	–	–	–	–	8.0	200
REIT Preferred Stock						
Series 2000A[3]	–	**26**	–	27	–	27
Series 2002C[4]	–	–	–	5	–	5
Total	–	**$ 26**	–	$ 32	22.0	$ 582

[1] On October 31, 2011, the Bank redeemed all outstanding Series M preferred shares at $25.50 per share (representing a $0.50 premium to the $25.00 per share face price, recorded in interest expense) for an aggregate total of $357 million. The Series M shares qualified as Tier 1 capital of the Bank.

[2] On October 31, 2011, the Bank redeemed all outstanding Series N preferred shares at $25.50 per share (representing a $0.50 premium to the $25.00 per share face price, recorded in interest expense) for an aggregate total of $204 million. The Series N shares qualified as Tier 1 capital of the Bank.

[3] As at October 31, 2012, 263 shares were outstanding (October 31, 2011 – 263; November 1, 2010 – 263).

[4] On May 31, 2012, Carolina First REIT redeemed all of its outstanding Series 2002C Cumulative Fixed Rate Preferred Shares at par. As at October 31, 2011, 55 shares were outstanding (November 1, 2010 – 55).

REIT PREFERRED STOCK

REIT Preferred Stock, Series 2000A Cumulative Fixed Rate Preferred Shares

A real estate investment trust, Carolina First Mortgage Loan Trust (Carolina First REIT), a subsidiary of TD Bank, N.A., issued the Series 2000A Cumulative Fixed Rate Preferred Shares (Series 2000A shares). The Series 2000A shares are entitled to quarterly cumulative cash dividends, if declared, at a per annum rate of 11.125% per Series 2000A share. The Series 2000A shares are unsecured and mandatorily redeemable by Carolina First REIT on January 31, 2031, subject to receipt of any necessary regulatory consents. Each Series 2000A share may be automatically exchanged, without the consent of the holders, into a newly issued share of Series 2000A Cumulative Fixed Rate Preferred Stock of TD Bank, N.A. on the occurrence of certain events. The Series 2000A shares qualify as Tier 2 capital of the Bank.

NOTE 19 CAPITAL TRUST SECURITIES

The Bank issues innovative capital securities through special purpose entities. The Bank consolidates these special purpose entities and their securities are reported on the Consolidated Balance Sheet as either liability for capital trust securities or non-controlling interests in subsidiaries. The securities all qualify as Tier 1 capital of the Bank.

On October 22, 2002, TD Capital Trust II (Trust II) issued TD Capital Trust II Securities – Series 2012-1 (TD CaTS II). The proceeds from the issuance were invested in a Bank deposit note. Each TD CaTS II may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A3 (Series A3 Shares) of the Bank on the occurrence of certain events. The Series A3 Shares are convertible into a variable number of the Bank's common shares at the holder's option.

On September 17, 2008, TD Capital Trust III (Trust III), a closed-end trust, issued TD Capital Trust III Securities – Series 2008 (TD CaTS III). The proceeds from the issuance were invested in trust assets purchased from the Bank. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain events.

On January 26, 2009, TD Capital Trust IV (Trust IV) issued TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV-1) and TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV-2) and on September 15, 2009, issued TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV-3, and collectively TD CaTS IV Notes). The proceeds from the issuances were invested in Bank deposit notes. Each TD CaTS IV-1 and TD CaTS IV Note-2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV-3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain events. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank.

On June 15, 2007, South Financial Capital Trust 2007-I (SF Trust I), a statutory trust established under the laws of the State of Delaware, issued South Financial Capital Trust 2007-I Capital Securities due September 1, 2037 (SFCT 2007-I). Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SF Trust I, debentures issued by TD Bank US Holding Company (the "Company") and currently held by SF Trust I may be delivered to the holders of the SFCT 2007-I.

On August 28, 2007, South Financial Capital Trust 2007-II (SF Trust II), a statutory trust established under the laws of the State of Delaware, issued South Financial Capital Trust 2007-II Preferred Securities due October 30, 2037 (SFCT 2007-II). Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SF Trust II, debentures issued by the Company and currently held by SF Trust II may be delivered to the holders of the SFCT 2007-II.

On August 28, 2007, South Financial Capital Trust 2007-III (SF Trust III), a statutory trust established under the laws of the State of Delaware, issued South Financial Capital Trust 2007-III Capital Securities due September 15, 2037 (SFCT 2007-III). Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SF Trust III, debentures issued by the Company and currently held by SF Trust III may be delivered to the holders of the SFCT 2007-III.

Capital Trust Securities

(millions of Canadian dollars, except as noted)	Thousands of units	Distribution/Interest payment dates	Annual yield	Redemption date At the option of the issuer	Conversion date At the option of the holder	October 31 2012	October 31 2011	November 1 2010
Included in non-controlling interests in subsidiaries on the Consolidated Balance Sheet								
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%[1]	Dec. 31, 2013[2]		**$ 981**	$ 987	$ 986
Included in Liability for Capital Trust Securities on the Consolidated Balance Sheet								
TD Capital Trust II Securities – Series 2012-1	350	June 30, Dec. 31	6.792%	Dec. 31, 2007[3]	At any time[4]	**$ 350**	$ 357	$ 350
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%[5]	Jun. 30, 2014[6]		**550**	550	553
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%[7]	Jun. 30, 2014[6]		**450**	450	444
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[8]	Dec. 31, 2014[6]		**752**	750	742
Hudson United Statutory Trust I Securities[9]	20	Mar. 17, June 17 Sep. 17, Dec. 17	Float[10]	Mar. 17, 2009		**–**	–	20
Interchange Statutory Trust I Capital Securities[11]	10	Mar. 15, June 15 Sep. 15, Dec. 15	Float[12]	Sep. 15, 2010		**–**	–	10
Interchange Statutory Trust II Capital Securities[13]	10	Mar. 17, June 17 Sep. 17, Dec. 17	Float[12]	Jun. 17, 2010		**–**	–	10
Florida Banks Statutory Trust III Securities[14]	3	Mar. 26, June 26 Sep. 26, Dec. 26	Float[15]	Jun. 26, 2008		**–**	–	3
Ipswich Statutory Trust I	4	Feb. 22, Aug. 22	10.2%[16]	Feb. 22, 2011[16]		**–**	–	4
South Financial Capital Trust 2006-I Capital Securities	35	Jan. 7, Apr. 7 July 7, Oct. 7	Float[17]	Jul. 07, 2011[18]		**–**	–	37
South Financial Capital Trust 2006-II Capital Securities	40	Mar. 15, June 15 Sep. 15, Dec. 15	Float[19]	Jun. 15, 2011[20]		**–**	–	42
South Financial Capital Trust 2007-I Capital Securities	75	Mar. 1, June 1 Sep. 1, Dec. 1	Float[21]	Sep. 1, 2012[22]		**75**	75	79
South Financial Preferred Trust 2007-II Preferred Securities	17	Jan. 30, Apr. 30 July 30, Oct. 30	Float[23]	Oct. 30, 2012[22]		**17**	17	18
South Financial Capital Trust 2007-III Capital Securities	30	Mar. 15, June 15 Sep. 15, Dec. 15	Float[24]	Sep. 15, 2012[22]		**30**	30	32
	2,344					**$ 2,224**	$ 2,229	$ 2,344

[1] For the period to but excluding December 31, 2018, and thereafter at a rate of one half of the sum of 6-month Bankers' Acceptance rate plus 4.30%.
[2] On the redemption date and on any distribution date thereafter, Trust III may, with regulatory approval, redeem TD CaTS III in whole without the consent of the holders.
[3] Subsequent to year-end, on November 30, 2012, Trust II announced its intention to redeem all of the outstanding TD CaTS II on December 31, 2012, at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date of December 31, 2012.
[4] Holders may exchange each TD CaTS II for forty non-cumulative Class A First Preferred Shares, Series A2 (Series A2 Shares) of the Bank. On or after June 30, 2013, the Series A2 Shares are convertible into a variable number of the Bank's common shares at the holder's option.
[5] For the period to but excluding June 30, 2019 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 10.125%.
[6] On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV-1, TD CaTS IV-2 or TD CaTS IV-3, respectively, in whole or in part, without the consent of the holders.
[7] For the period to but excluding June 30, 2039 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 9.735%.
[8] For the period to but excluding June 30, 2021 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 4.00%.
[9] On June 17, 2011, Hudson United Statutory Trust I redeemed all of its outstanding securities at a redemption price of US$1,000.
[10] Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 2.79%.
[11] On June 15, 2011, Interchange Statutory Trust I redeemed all of its outstanding securities at a redemption price of US$1,000.
[12] Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.71%.
[13] On June 17, 2011, Interchange Statutory Trust II redeemed all of its outstanding securities at a redemption price of US$1,000.
[14] On June 26, 2011, Florida Banks Statutory Trust III redeemed all of its outstanding securities at a redemption price of US$1,000.
[15] Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 3.10%.
[16] On February 22, 2011, Ipswich Statutory Trust I redeemed all of its outstanding securities at a redemption price of US$1,051.
[17] Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.56%.
[18] On July 7, 2011, South Financial Capital Trust 2006–I redeemed all of its outstanding securities at a redemption price of US$1,000.
[19] Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.59%.
[20] On June 15, 2011, South Financial Capital Trust 2006-II redeemed all of its outstanding securities at a redemption price of US$1,000.
[21] Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.42%.
[22] On the redemption date and on any distribution date thereafter, SF Trust I or SF Trust II or SF Trust III, respectively may, with regulatory approval, redeem SFCT 2007-I or SFCT 2007-II or SFCT 2007-III, respectively, in whole or in part, without the consent of the holders.
[23] Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.33%.
[24] Interest is payable quarterly at a variable rate per annum, reset quarterly, and equal to three-month LIBOR plus 1.32%.

NOTE 20 NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Non-Controlling Interests in Subsidiaries

(millions of Canadian dollars)	October 31 2012	October 31 2011	November 1 2010
REIT preferred stock, Series A	**$ 491**	$ 490	$ 501
TD Capital Trust III Securities – Series 2008[1]	**981**	987	986
Other	**5**	6	6
Total	**$ 1,477**	$ 1,483	$ 1,493

[1] Refer to Note 19 for a description of the TD Capital Trust III securities.

REIT PREFERRED STOCK, FIXED-TO-FLOATING RATE EXCHANGEABLE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

A real estate investment trust, Northgroup Preferred Capital Corporation (Northgroup REIT), a subsidiary of TD Bank, N.A., issued 500,000 shares of Fixed-to-Floating Rate Exchangeable Non-Cumulative Perpetual Preferred Stock, Series A (Series A shares). Each Series A share is entitled to semi-annual non-cumulative cash dividends, if declared, at a per annum rate of 6.378% until October 17, 2017 and at a per annum rate of three-month LIBOR plus 1.1725% payable quarterly thereafter. The Series A shares are redeemable by Northgroup REIT, subject to regulatory consent, at a price of US$1,000 plus a make-whole amount at any time after October 15, 2012 and prior to October 15, 2017, and at a price of US$1,000 per Series A share on October 15, 2017 and every five years thereafter. The Series A shares qualify as Tier 1 capital of the Bank. Each Series A share may be automatically exchanged, without the consent of the holders, into a newly issued share of preferred stock of TD Bank, N.A. on the occurrence of certain events.

NOTE 21 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

PREFERRED SHARES

The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value.

The following table summarizes the shares issued and outstanding as at October 31, 2012, October 31, 2011, and November 1, 2010.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held

(millions of shares and millions of Canadian dollars)	**October 31, 2012**		October 31, 2011		November 1, 2010	
	Number of shares	**Amount**	Number of shares	Amount	Number of shares	Amount
Common Shares						
Balance as at beginning of year	**902.4**	**$ 17,491**	879.7	$ 15,804	879.7	$ 15,804
Proceeds from shares issued on exercise of stock options	**3.9**	**253**	4.9	322	–	–
Shares issued as a result of dividend reinvestment plan	**11.9**	**947**	8.6	661	–	–
Proceeds from issuance of new shares	**–**	**–**	9.2	704	–	–
Balance as at end of year – common shares[1]	**918.2**	**$ 18,691**	902.4	$ 17,491	879.7	$ 15,804
Preferred Shares – Class A						
Series O	**17.0**	**$ 425**	17.0	$ 425	17.0	$ 425
Series P	**10.0**	**250**	10.0	250	10.0	250
Series Q	**8.0**	**200**	8.0	200	8.0	200
Series R	**10.0**	**250**	10.0	250	10.0	250
Series S	**10.0**	**250**	10.0	250	10.0	250
Series Y	**10.0**	**250**	10.0	250	10.0	250
Series AA	**10.0**	**250**	10.0	250	10.0	250
Series AC	**8.8**	**220**	8.8	220	8.8	220
Series AE	**12.0**	**300**	12.0	300	12.0	300
Series AG	**15.0**	**375**	15.0	375	15.0	375
Series AI	**11.0**	**275**	11.0	275	11.0	275
Series AK	**14.0**	**350**	14.0	350	14.0	350
Balance as at end of year – preferred shares[1]	**135.8**	**$ 3,395**	135.8	$ 3,395	135.8	$ 3,395
Treasury shares – common[2]						
Balance as at beginning of year	**(1.4)**	**$ (116)**	(1.2)	$ (91)	(1.2)	$ (91)
Purchase of shares	**(40.3)**	**(3,175)**	(28.2)	(2,164)	–	–
Sale of shares	**39.6**	**3,125**	28.0	2,139	–	–
Balance as at end of year – treasury shares – common	**(2.1)**	**$ (166)**	(1.4)	$ (116)	(1.2)	$ (91)
Treasury shares – preferred[2]						
Balance as at beginning of year	**–**	**$ –**	–	$ (1)	–	$ (1)
Purchase of shares	**(2.9)**	**(77)**	(2.2)	(59)	–	–
Sale of shares	**2.9**	**76**	2.2	60	–	–
Balance as at end of year – treasury shares – preferred	**–**	**$ (1)**	–	$ –	–	$ (1)

[1] The outstanding common shares and preferred shares qualify as Tier 1 capital of the Bank.

[2] When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Class A First Preferred Shares, Series O

On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014.

Class A First Preferred Shares, Series P

On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016.

Class A First Preferred Shares, Series Q

On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017.

Class A First Preferred Shares, Series R

On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017.

5-Year Rate Reset Preferred Shares, Series S

On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series Y

On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AA

On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AC

On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AE

On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AG

On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AI

On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AK

On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

NORMAL COURSE ISSUER BID

The Bank did not have a normal course issuer bid outstanding during fiscal 2012 or 2011.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, a total of 11.9 million common shares were issued from the Bank's treasury at a discount of 1% (2011 – 8.6 million shares at a discount of 1%) under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the *Bank Act* from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the *Bank Act* or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either Trust II, Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS II, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

TD Bank US Holding Company is restricted from paying dividends to its parent, TD US P&C Holdings ULC, in the event that either SF Trust I, SF Trust II or SF Trust III fails to pay quarterly distributions or interest in full to holders of their respective trust securities. Further, in the case of SF Trust II and SF Trust III, all subsidiaries of TD Bank US Holding Company would be restricted from paying dividends in such an event.

NOTE 22 TRADING-RELATED INCOME

Trading assets and liabilities, including trading derivatives, certain loans held within a trading portfolio that are designated at fair value through profit or loss, trading loans and trading deposits, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.

Trading-related income comprises net interest income (recorded in net interest income in the Consolidated Statement of Income), trading income, and income from loans designated at fair value through profit or loss that are managed within a trading portfolio (recorded in trading income (loss) in the Consolidated Statement of Income). Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities in the table below. Trading income includes realized and unrealized gains and losses on trading assets and liabilities. Realized and unrealized gains and losses on loans designated at fair value through profit or loss are included in non-interest income in the Consolidated Statement of Income.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.

Trading-related income by product line depicts trading income for each major trading category.

Trading-Related Income

(millions of Canadian dollars)	**2012**	2011
Net interest income (loss)	**$ 1,050**	$ 818
Trading income (loss)	**(41)**	(127)
Loans designated at fair value through profit or loss[1]	**10**	4
Total	**$ 1,019**	$ 695
By product		
Interest rate and credit portfolios	**$ 534**	$ 212
Foreign exchange portfolios	**374**	428
Equity and other portfolios	**101**	51
Loans designated at fair value through profit or loss[1]	**10**	4
Total	**$ 1,019**	$ 695

[1] Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

INSURANCE RISK

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size and/or frequency of claims (e.g., catastrophic risk), mortality, morbidity, longevity, policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. We are exposed to insurance risk in our property and casualty insurance business, life and health insurance business and reinsurance business.

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

The Bank's risk governance practices ensure strong independent oversight and control of risk within the insurance business. The Risk Committee for the Insurance business provides critical oversight of the risk management activities within the business. The insurance risk management framework is maintained by Risk Management and supports alignment with the Bank's Risk Appetite for insurance risk. The Insurance Risk Management Framework outlines the internal risk and control structure to manage insurance risk and includes risk appetite, policies, processes as well as limits and governance.

The assessment of reserves for claim liabilities is central to the insurance operation. TD engages in establishing reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management's best estimate for future claim payments. As such, TD regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claims liabilities are calculated in accordance with the Bank's insurance accounting policy. See Note 2 to the Bank's Consolidated Financial Statements for further details.

Sound product design is an essential element of managing risk. The Bank's exposure to insurance risk is generally short term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained and compliance with such policies is monitored by the Risk Committee for the Insurance business.

Automobile insurance is provincially legislated and as such, policyholder benefits may differ between provinces. There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentrations is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration risk is also mitigated through the purchase of reinsurance. Strategies are in place to manage the risk to our reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

OTHER RELATED RISKS

Credit risk is managed through a counterparty credit policy. To minimize interest rate and liquidity risks, investments supporting the net provision for unpaid claims are matched in interest rate exposure.

INSURANCE REVENUE AND EXPENSES

The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance. Total insurance income is presented on a net basis on the Consolidated Statement of Income under "Insurance revenue, net of claims and related expenses". Total insurance income is presented on a net basis including the impacts of claims and reinsurance on the Consolidated Statement of Income.

Insurance Revenue, Net of Claims and Related Expenses

(millions of Canadian dollars)	**October 31 2012**	October 31 2011
Earned Premiums		
Gross	**$ 3,990**	$ 3,722
Reinsurance ceded	**834**	753
Net earned premiums	**$ 3,156**	$ 2,969
Fee income and other revenue	**381**	376
Insurance Revenue	**$ 3,537**	$ 3,345
Claims and related expenses		
Gross	**$ 2,771**	$ 2,427
Reinsurance ceded	**347**	249
Net claims and related expenses	**2,424**	2,178
Insurance Revenue, Net of Claims and Related Expenses	**$ 1,113**	$ 1,167

INSURANCE LIABILITIES

Total insurance liabilities of $4,824 million are reported as at October 31, 2012 (October 31, 2011 – $4,288 million and November 1, 2010 – $4,083 million) as part of other liabilities included in Note 16.

RECONCILIATION OF CHANGES IN LIABILITIES FOR PROPERTY AND CASUALTY INSURANCE

For property and casualty insurance, the recognized liabilities are comprised of a provision for unpaid claims (see section (a) below) and unearned premiums (see section (b) below). The provision for unpaid claims is established to reflect the estimate of the full amount of all liabilities associated with the insurance premiums earned at the balance sheet date, including insurance claims incurred but not recorded (IBNR). The ultimate amount of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the insurance claims incurred. The unearned premiums represent the portion of net written premiums that pertain to the unexpired term of the policies in force.

(a) Movement in Provision for Unpaid Claims:

The following table presents movements in the property and casualty insurance net provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims

(millions of Canadian dollars)	October 31, 2012			October 31, 2011		
	Gross	**Reinsurance**	**Net**	Gross	Reinsurance	Net
Balance as at beginning of year	**$ 2,796**	**$ 189**	**$ 2,607**	$ 2,642	$ 199	$ 2,443
Claims costs for current accident year	**2,012**	**182**	**1,830**	1,761	37	1,724
Prior accident years claims development (favourable) unfavourable	**227**	**(26)**	**253**	159	37	122
Increase (decrease) due to changes in assumptions:						
Discount rate	**(17)**	**1**	**(18)**	5	3	2
Provision for adverse deviation	**37**	**(1)**	**38**	5	(2)	7
Claims and related expenses	**2,259**	**156**	**2,103**	1,930	75	1,855
Claims paid during:						
Current accident year	**(830)**	**(7)**	**(823)**	(814)	(7)	(807)
Prior accident years	**(949)**	**(63)**	**(886)**	(962)	(78)	(884)
Balance as at end of year	**$ 3,276**	**$ 275**	**$ 3,001**	$ 2,796	$ 189	$ 2,607

(b) Movement in Provision for Unearned Premiums:

The following table presents movements in the property and casualty insurance net unearned premiums during the year.

Movement in Provision for Unearned Premiums

(millions of Canadian dollars)	October 31, 2012			October 31, 2011		
	Gross	**Reinsurance**	**Net**	Gross	Reinsurance	Net
Balance as at beginning of year	**$ 1,314**	**$ –**	**$ 1,314**	$ 1,245	$ 33	$ 1,212
Written premiums	**2,707**	**61**	**2,646**	2,531	12	2,519
Earned premiums	**(2,624)**	**(61)**	**(2,563)**	(2,462)	(45)	(2,417)
Balance as at end of year	**$ 1,397**	**$ –**	**$ 1,397**	$ 1,314	$ –	$ 1,314

(c) Other Movements in Insurance Liabilities:

Other movements in insurance liabilities consists of changes in life and health insurance policy benefit liabilities and other insurance payables that were caused primarily by the aging of in force business and changes in actuarial assumptions.

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT

The following table shows the estimates of cumulative incurred claims for the five most recent accident years, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year

(millions of Canadian dollars)	Accident Year					
	2008 and prior	**2009**	**2010**	**2011**	**2012**	**Total**
Net ultimate claims cost at end of accident year	**$ 3,335**	**$ 1,598**	**$ 1,742**	**$ 1,724**	**$ 1,830**	
Revised estimates						
One year later	**3,366**	**1,627**	**1,764**	**1,728**	**–**	
Two years later	**3,359**	**1,663**	**1,851**	**–**	**–**	
Three years later	**3,422**	**1,720**	**–**	**–**	**–**	
Four years later	**3,527**	**–**	**–**	**–**	**–**	
Current estimates of cumulative claims	**$ 3,527**	**$ 1,720**	**$ 1,851**	**$ 1,728**	**$ 1,830**	
Cumulative payments to date	**$ (2,968)**	**$ (1,420)**	**$ (1,382)**	**$ (1,150)**	**$ (823)**	
Net undiscounted provision for unpaid claims	**559**	**300**	**469**	**578**	**1,007**	**$ 2,913**
Effect of discount						**(169)**
Provision for adverse deviation						**257**
Net provision for unpaid claims						**$ 3,001**

SENSITIVITY TO INSURANCE RISK

A variety of assumptions are made related to future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as the determination of actuarial liabilities. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may be different than the assumptions made by the Bank.

For property and casualty insurance, the main assumption underlying the claims liability estimates is that the Bank's future claims development will follow a similar pattern to past claims development experience.

Claims liabilities estimates are also based on various quantitative and qualitative factors, including discount rate, margin for adverse deviation, reinsurance, average claims costs including claims handling costs, average claims by accident year, and trends in claims severity and frequency and other factors such as inflation, expected or in force government pricing and coverage reforms and the level of insurance fraud.

Most of the qualitative factors are not directly quantifiable, particularly on a prospective basis, and the effects of these and unforeseen factors could negatively impact the Bank's ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.

The claims liabilities' sensitivity to the discount rate assumption is outlined below. The analysis is performed for possible movements in the discount rate with all other assumptions held constant, showing the impact on the consolidated net income before income tax, and the impact on equity in the property and casualty insurance business. Movements in the assumption may be non-linear.

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities

(millions of Canadian dollars)	**October 31, 2012**		October 31, 2011		November 1, 2010
	Impact on net income (loss) before income tax	**Impact on equity**	Impact on net income (loss) before income tax	Impact on equity	Impact on equity
Impact of 1% change in discount rate assumption used					
Increase in assumption	**$ 76**	**$ 56**	$ 56	$ 40	$ 36
Decrease in assumption	**(81)**	**(59)**	(59)	(42)	(38)

A 1% increase in the margin for adverse deviation assumption as at October 31, 2012 will decrease net income before tax and equity by $25 million and $18 million, respectively. A 1% decrease in the margin for adverse deviation will increase income before tax and equity by the same amounts.

For life and health insurance, critical assumptions used in the measurement of insurance contract liabilities are determined by the Appointed Actuary. The processes used to determine critical assumptions are as follows:

- Mortality, morbidity and lapse assumptions are based on industry and historical company data.
- Expense assumptions are based on an annually updated expense study that is used to determine expected expenses for future years.
- Asset reinvestment rates are based on projected earned rates, and liabilities are calculated using the Canadian Asset Liability Method (CALM).

A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Consolidated Statement of Income.

CONCENTRATION OF INSURANCE RISK

Concentration risk is the risk resulting from large exposure to similar risks that are positively correlated.

Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, in terms of type of risk is mitigated by careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.

As at October 31, 2012, for the property and casualty's insurance business, 73.2% of net written premiums were derived from automobile policies (October 31, 2011 – 72.8%) followed by residential with 26.5% (October 31, 2011 – 26.9%). The distribution by provinces show that business is mostly concentrated in Ontario with 62.1% of net written premiums (October 31, 2011 – 61.7%). The Western provinces represented 25.4% (October 31, 2011 – 24.8%) followed by Quebec, 7.5% (October 31, 2011 – 8.3%) and the Atlantic provinces with 5.0% (October 31, 2011 – 5.2%).

Concentration risk is not a major concern for life and health insurance as it does not have a material level of regional specific characteristics like those exhibited in property and casualty insurance. Reinsurance is used to limit the liability on a single claim. While the maximum claim could be $1.2 million, the majority of claims are less than $250 thousand. Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 24 SHARE-BASED COMPENSATION

The Bank operates various share-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the award. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 15.6 million common shares have been reserved for future issuance (October 31, 2011 – 2.3 million; November 1, 2010 – 4.0 million). The outstanding options expire on various dates to December 12, 2021. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity

(millions of shares, except as noted)	2012		2011	
	Number of shares	**Weighted-average exercise price**	Number of shares	Weighted-average exercise price
Number outstanding, beginning of year	**15.9**	**$ 58.05**	19.2	$ 57.68
Granted	**1.9**	**73.27**	1.7	73.25
Exercised	**(3.9)**	**51.08**	(4.9)	49.14
Forfeited/cancelled	**(0.2)**	**67.78**	(0.1)	57.79
Number outstanding, end of year	**13.7**	**$ 62.00**	15.9	$ 58.05
Exercisable, end of year	**7.9**	**$ 58.07**	10.3	$ 56.32

The weighted-average share price for the options exercised in 2012 was $80.22 (2011 – $78.61).

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2012.

Range of Exercise Prices

	Options outstanding			Options exercisable	
	Number outstanding (millions of shares)	**Weighted-average remaining contractual life (years)**	**Weighted-average exercise price**	**Number exercisable (millions of shares)**	**Weighted-average exercise price**
$32.95 – $39.80	**0.8**	**5.3**	**$ 36.57**	**0.7**	**$ 36.66**
$42.50 – $51.08	**2.3**	**3.0**	**42.60**	**1.7**	**42.63**
$52.65 – $59.42	**1.1**	**2.4**	**55.07**	**1.1**	**55.07**
$59.92 – $65.98	**2.6**	**6.0**	**64.78**	**0.9**	**62.56**
$66.45 – $73.27	**6.9**	**5.5**	**71.60**	**3.5**	**69.92**

For fiscal 2012, the Bank recognized compensation expense for stock option awards of $22.1 million (2011 – $28.3 million). During 2012, 1.9 million (2011 – 1.7 million) options were granted by the Bank at a weighted-average fair value of $14.52 per option (2011 – $15.47 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the twelve months ended October 31, 2012 and October 31, 2011.

Assumptions Used for Estimating Fair Value of Options

	2012	2011
Risk-free interest rate	**1.50%**	2.73%
Expected option life (years)	**6.3 years**	6.2 years
Expected volatility[1]	**27.40%**	26.60%
Expected dividend yield	**3.40%**	3.30%
Exercise price/Share price	**$ 73.27**	$ 73.25

[1] Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

OTHER SHARE-BASED COMPENSATION PLANS

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank's common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the service period required for employees to become fully entitled to the award. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank's total shareholder return relative to the average of the North American peer group. Dividends will be re-invested in additional units that will be paid at maturity. The number of such share units outstanding under these plans as at October 31, 2012 was 14 million (2011 – 14 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant's annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank's common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share unit must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2012, 3.4 million deferred share units were outstanding (October 31, 2011 – 3.0 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2012, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $326 million (2011 – $293 million). The compensation expense recognized before the effects of hedges was $429 million (2011 – $353 million). The carrying amount of the liability relating to these plans at October 31, 2012 was $1.3 billion (October 31, 2011 – $1.2 billion; November 1, 2010 – $1.0 billion) and is reported in other liabilities. The carrying amount is based on the closing share price.

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee's eligible earnings or $2,250, whichever comes first. The Bank's contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2012, the Bank's contributions totalled $61 million (2011 – $59 million) and were expensed as salaries and employee benefits. As at October 31, 2012, an aggregate of 9.5 million common shares were held under the Employee Ownership Plan (October 31, 2011 – 9.0 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

DEFINED BENEFIT PENSION AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank's principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the Society) and the TD Pension Plan (Canada) (the TDPP), are defined benefit plans. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees. The Society was closed to new members on January 30, 2009 and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership.

Funding for the Bank's principal pension plans is provided by contributions from the Bank and members of the plans as applicable. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank's contributions to the principal pension plans during 2012 were $293 million (2011 – $189 million). The 2012 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2011 for both of the principal pension plans. The 2011 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2008 and March 1, 2009 for the Society and the TDPP, respectively. The next valuation date for funding purposes is as at October 31, 2012 and October 31, 2014 for the Society and the TDPP, respectively.

The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and child-care leave.

For the principal pension plans and the principal non-pension post-retirement benefit plan, actuarial valuations are prepared at least every three years to determine the present value of the accrued benefits. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank's actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense includes the cost of benefits for the current year's service, interest expense on obligations, expected income on plan assets based on fair values and the amortization of benefit plan amendments, actuarial gains or losses and any curtailments. Plan amendments are amortized on a straight-line basis over the average vesting period of the benefits granted (5 years for the principal non-pension post-retirement benefit plan). If the benefits granted vest immediately (Society and TDPP), the full plan amendment is recognized immediately. The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the active members (12 years for the Society, 11 years for the TDPP, and 15 years for the principal non-pension post-retirement benefit plan). The cumulative difference between expense and contributions is reported in other assets or other liabilities.

INVESTMENT STRATEGY AND ASSET ALLOCATION

The primary objective of the Society and the TDPP is to achieve an annualized real rate of return of 3.00% and 2.50%, respectively, over rolling 10-year periods. The investment policies for the principal pension plans are detailed below and exclude Pension Enhancement Account (PEA) assets which are invested at the member's discretion in certain mutual funds. The investment policies and asset allocations as at October 31 by asset category for the principal pension plans (excluding PEA) are as follows:

Investment Policy and Asset Allocation

	October 31, 2012		October 31, 2012		October 31, 2011	
	Acceptable Range		Asset Allocation		Asset Allocation	
Security	**Society**	**TDPP**	**Society**	**TDPP**	Society	TDPP
Debt	**57-71%**	**44-56%**	**60%**	**50%**	51%	97%
Equity	**25-35.5**	**44-56**	**31**	**50**	40	–
Alternative investments	**0-12.5**	–	**6**	–	7	–
Cash equivalents	**0-4**	–	**3**	–	2	3
Total			**100%**	**100%**	100%	100%

The objective of the investment policy of the Society is a balanced portfolio. The acceptable range has changed since 2011 with the strategy to reduce the allocation to equity instruments under the investment policy over time. Debt instruments of a single non-government entity must not exceed 10% of the bond mandate. Non-government debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period except that up to 10% of the fair value of the bond mandate managed to the DEX Universe Bond Index may be invested in bonds with a credit rating below BBB. Also, debt instruments of non-government entities must not exceed 80% of the bond mandate and non-Canadian government entities must not exceed 20% of the bond mandate. Debt instruments of a single non-government or non-Canadian government entity must not exceed 10% of the bond mandate. Any debt instruments that are rated from BBB+ to BBB- (or equivalent) must not exceed 25% of the bond mandate and any debt instruments that are rated below BBB- must not exceed 10% of the bond mandate. Asset backed securities must have a minimum credit rating of AAA and must not exceed 25% of the bond mandate. Futures contracts and options can be utilized provided they do not create financial leverage for the Society. The Society invests in hedge funds, which normally will employ leverage when executing their investment strategy. The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality are also included to further diversify the portfolio. Alternative investments include hedge funds and private equities. Substantially all assets must have readily determinable fair values. The Society was in compliance with its investment policy throughout the year. For 2012, the Society's net assets included private equity investments in the Bank and its affiliates which had a fair value of $1 million (2011 – $3 million).

The objective of the investment policy of the TDPP, which commenced on March 1, 2009, is a balanced portfolio. Debt instruments of non-government entities must not exceed 80% of the bond mandate and non-Canadian government entities must not exceed 20% of the bond mandate. Debt instruments of a single non-government or non-Canadian government entity must not exceed 10% of the bond mandate. Any debt instruments that are rated from BBB+ to BBB- (or equivalent) must not exceed 25% of the bond mandate and any debt instruments that are rated below BBB- must not exceed 10% of the bond mandate. Asset backed securities must have a minimum credit rating of AAA and must not exceed 25% of the bond mandate. The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality are also included to further diversify the portfolio. Substantially all assets must have readily determinable fair values. The TDPP was in compliance with its investment policy throughout the year.

RISK MANAGEMENT PRACTICES

The principal pension plans' investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk, and liquidity risk. The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, and the principal pension plans' Statement of Investment Policies and Procedures. The following are some specific risk management practices employed by the principal pension plans:

- Monitoring credit exposure of counterparties
- Monitoring adherence to asset allocation guidelines
- Monitoring asset class performance against benchmarks

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 18, 2002, the defined contribution portion of the plan was closed to new contributions from the Bank or active employees, except for employees on salary continuance and long-term disability, and employees eligible for that plan became eligible to join the Society or the TDPP for future service. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. For the defined contribution portion, the annual pension expense is equal to the Bank's contributions to that portion of the plan.

The Bank received regulatory approval to wind-up the defined contribution portion of the plan effective April 1, 2011. After that date, the Bank's contributions to the defined contribution portion of the plan ceased. The wind-up was completed on May 31, 2012.

TD Bank, N.A. Retirement Plans

TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include annual core contributions from TD Bank, N.A. for all employees and a transition contribution for certain employees. The core and transition contributions to the plan for fiscal 2012 were $41 million (2011 – $34 million). In addition, on an ongoing basis, TD Bank, N.A., makes matching contributions to the 401(k) plan. The amount of the matching contribution for fiscal 2012 was $37 million (2011 – $29 million). Annual pension expense is equal to the Bank's contributions to the plan.

In addition, TD Bank, N.A. has a closed non-contributory defined benefit retirement plan covering certain legacy TD Banknorth employees. Supplemental retirement plans covering certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008, benefits under the retirement and supplemental retirement plans were frozen.

TD Auto Finance (legacy Chrysler Financial) Retirement Plans

TD Auto Finance has both contributory and non-contributory defined benefit retirement plans covering most permanent employees. The non-contributory pension plan provides benefits based on a fixed rate for each year of service. The contributory plan provides benefits to salaried employees based on the employee's cumulative contributions, years of service during which employee contributions were made, and the employee's average salary during the consecutive five years in which the employee's salary was highest in the 15 years preceding retirement. These defined benefit retirement plans were frozen as of April 1, 2012. In addition, TD Auto Finance provides limited post-retirement benefit programs, including medical coverage and life insurance benefits to certain employees who meet minimum age and service requirements.

Supplemental Employee Retirement Plans

Supplemental employee retirement plans are partially funded by the Bank for eligible employees.

The following table presents the financial position of the Bank's principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank's significant other pension and retirement plans.

Employee Benefit Plans' Obligations, Assets and Funded Status

(millions of Canadian dollars, except as noted)	Principal Pension Plans		Principal Non-Pension Post-Retirement Benefit Plan[1]		Other Pension and Retirement Plans[2]	
	2012	2011	**2012**	2011	**2012**	2011
Change in projected benefit obligation						
Projected benefit obligation at beginning of year	**$ 3,141**	$ 2,856	**$ 426**	$ 419	**$ 2,055**	$ 1,182
Obligations assumed upon acquisition of Chrysler Financial	**–**	–	**–**	–	**–**	673
Service cost – benefits earned	**166**	153	**13**	12	**17**	18
Interest cost on projected benefit obligation	**190**	171	**24**	23	**101**	85
Members' contributions	**61**	49	**–**	–	**–**	1
Benefits paid	**(180)**	(137)	**(10)**	(10)	**(100)**	(77)
Change in foreign currency exchange rate	**–**	–	**–**	–	**2**	25
Change in actuarial assumptions[3]	**758**	49	**78**	(14)	**283**	148
Actuarial (gains) losses	**1**	–	**(5)**	(4)	**7**	–
Plan amendments	**6**	–	**–**	–	**(9)**	–
Curtailment[4]	**–**	–	**–**	–	**(31)**	–
Projected benefit obligation as at October 31	**$ 4,143**	$ 3,141	**$ 526**	$ 426	**$ 2,325**	$ 2,055
Change in plan assets						
Plan assets at fair value at beginning of year	**$ 3,300**	$ 3,038	**$ –**	$ –	**$ 1,374**	$ 769
Assets acquired upon acquisition of Chrysler Financial	**–**	–	**–**	–	**–**	579
Expected return on plan assets[5]	**194**	196	**–**	–	**90**	72
Actuarial gains (losses)	**79**	(33)	**–**	–	**61**	(11)
Members' contributions	**61**	49	**–**	–	**–**	1
Employer's contributions	**293**	189	**10**	10	**38**	21
Change in foreign currency exchange rate	**–**	–	**–**	–	**1**	21
Benefits paid	**(180)**	(137)	**(10)**	(10)	**(100)**	(77)
General and administrative expenses	**(4)**	(2)	**–**	–	**(2)**	(1)
Plan assets at fair value as at October 31	**$ 3,743**	$ 3,300	**$ –**	$ –	**$ 1,462**	$ 1,374
Excess (deficit) of plan assets over projected benefit obligation[6]	**$ (400)**	$ 159	**$ (526)**	$ (426)	**$ (863)**	$ (681)
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions[7]	**763**	82	**55**	(18)	**379**	159
Unrecognized unvested plan amendment costs (credits)[8]	**–**	–	**(22)**	(28)	**(9)**	–
Prepaid pension asset (accrued benefit liability)[9]	**$ 363**	$ 241	**$ (493)**	$ (472)	**$ (493)**	$ (522)
Annual expense						
Net employee benefits expense includes the following:						
Service cost – benefits earned	**$ 170**	$ 155	**$ 13**	$ 12	**$ 19**	$ 19
Interest cost on projected benefit obligation	**190**	171	**24**	23	**101**	85
Expected return on plan assets[5]	**(194)**	(196)	**–**	–	**(90)**	(72)
Actuarial (gains) losses recognized in expense	**–**	–	**–**	–	**10**	–
Plan amendment costs (credits) recognized in expense	**6**	–	**(5)**	(5)	**–**	–
Curtailment (gains) losses[4]	**–**	–	**–**	–	**(31)**	–
Total expense	**$ 172**	$ 130	**$ 32**	$ 30	**$ 9**	$ 32
Actuarial assumptions used to determine the annual expense						
Weighted-average discount rate for projected benefit obligation	**5.72%**	5.71%	**5.50%**	5.60%	**4.99%**	5.50%
Weighted-average rate of compensation increase	**3.50%**	3.50%	**3.50%**	3.50%	**1.98%**	2.14%
Weighted-average expected long-term rate of return on plan assets	**5.71%**	6.39%	**n/a**	n/a	**6.67%**	6.73%
Actuarial assumptions used to determine the projected benefit obligation as at October 31						
Weighted-average discount rate for projected benefit obligation[10]	**4.53%**	5.72%	**4.50%**	5.50%	**4.08%**	4.99%
Weighted-average rate of compensation increase[11]	**2.82%**	3.50%	**3.50%**	3.50%	**1.86%**	2.02%

[1] The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 6.10%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter.

[2] Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008 and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012 and no service credits can be earned after March 31, 2012.

[3] Primarily relates to the change in discount rate from 2011 to 2012.

[4] Certain TD Auto Finance retirement plans were curtailed during the period.

[5] The actual return on plan assets for the principal pension plans was $273 million for the year ended October 31, 2012 (year ended October 31, 2011 – $163 million). The Bank selected the expected long-term rate of return on plan assets assumption of 5.75% (2011 – 6.50%) for the Society and 5.25% (2011 – 4.00%) for the TDPP.

[6] As at November 1, 2010, the excess (deficit) of plan assets over projected benefit obligation was $182 million for the principal pension plans, $(419) million for the principal non-pension post-retirement benefit plan, and $(413) million for the other pension and retirement plans.

[7] As at November 1, 2010, the unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions was nil for the principal pension plans, nil for the principal non-pension post-retirement benefit plan, and nil for the other pension and retirement plans.

[8] As at November 1, 2010, the unrecognized unvested plan amendment costs (credits) were nil for the principal pension plans, $(33) million for the principal non-pension post-retirement benefit plan, and nil for the other pension and retirement plans.

[9] As at November 1, 2010, the prepaid pension asset (accrued benefit liability) was $182 million for the principal pension plans, $(452) million for the principal non-pension post-retirement benefit plan, and $(413) million for the other pension and retirement plans.

[10] As at November 1, 2010, the weighted-average discount rate used to determine the projected benefit obligation was 5.71% for the principal pension plans, 5.60% for the principal non-pension post-retirement benefit plan, and 5.27% for the other pension and retirement plans.

[11] As at November 1, 2010, the weighted-average rate of compensation increases used to determine the projected benefit obligation was 3.50% for the principal pension plans, 3.50% for the principal non-pension post-retirement benefit plan, and 2.21% for the other pension and retirement plans.

In 2013, the Bank expects to contribute $304 million to its principal pension plans, $17 million to its principal non-pension post-retirement benefit plan, and $17 million to its other pension and retirement plans. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

Assumptions relating to future mortality to determine the defined benefit obligation and net benefit cost for the principal defined benefit pension plans are as follows:

Assumed Life Expectancy at Age 65

(number of years)	**2012**	2011
Male aged 65 at measurement date	**21.0**	20.9
Female aged 65 at measurement date	**22.1**	22.1
Male aged 40 at measurement date	**22.8**	22.7
Female aged 40 at measurement date	**23.1**	23.1

The following table provides the sensitivity of the projected benefit obligation and the pension expense for the Bank's principal pension plans to the discount rate, the expected long-term return on plan assets and the rates of compensation, as well as the sensitivity of the Bank's principal non-pension post-retirement benefit plan to the health care cost initial trend rate assumption. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Key Assumptions

(millions of Canadian dollars, except as noted)			*As at*		*For the years ended*
	October 31 2012	October 31 2011	November 1 2010	**October 31 2012**	October 31 2011
	Obligation	Obligation	Obligation	**Expense**	Expense
Impact of an absolute change of 1.0% in key assumptions					
Discount rate assumption used	**4.53%**	5.72%	5.71%	**5.72%**	5.71%
Decrease in assumption	**$ 920**	$ 586	$ 498	**$ 94**	$ 5.4
Increase in assumption	**(689)**	(484)	(415)	**(57)**	(47)
Expected long-term return on assets assumption used	**n/a**	n/a	n/a	**5.71%**	6.39%
Decrease in assumption	**n/a**	n/a	n/a	**$ 34**	$ 31
Increase in assumption	**n/a**	n/a	n/a	**(34)**	(31)
Rates of compensation increase assumption used	**2.82%**	3.50%	3.50%	**3.50%**	3.50%
Decrease in assumption	**$ (234)**	$ (173)	$ (128)	**$ (29)**	$ 27
Increase in assumption	**250**	185	136	**30**	(26)
Health care cost initial trend rate assumption used[1]	**6.10%**	6.30%	6.50%	**6.30%**	6.50%
Decrease in assumption	**$ (75)**	$ (54)	$ (59)	**$ (8)**	$ (6)
Increase in assumption	**95**	67	75	**8**	8

[1] As at October 31, 2012 and October 31, 2011, and for the years ended October 31, 2012 and October 31, 2011 trending to 3.70% in 2028.

The Bank recognized the following amounts in the Consolidated Balance Sheet as at October 31, 2012, October 31, 2011, and November 1, 2010.

Amounts Recognized in the Consolidated Balance Sheet

(millions of Canadian dollars)	**October 31 2012**	October 31 2011	November 1 2010
Other assets			
Principal pension plans	**$ 363**	$ 241	$ 182
Other pension and retirement plans			
CT defined benefit pension plan	**9**	5	1
TD Banknorth defined benefit retirement plan	**–**	–	11
TD Auto Finance retirement plans	**53**	24	–
Other employee benefits – net	**1**	2	–
Prepaid pension expense	**426**	272	194
Other liabilities			
Principal non-pension post-retirement benefit plan	**493**	472	452
Other pension and retirement plans			
TD Banknorth defined benefit retirement plan	**65**	71	31
TD Auto Finance retirement plans	**136**	140	–
Supplemental employee retirement plans	**418**	412	394
Other employee future benefits – net	**196**	181	250
Accrued benefit liability	**1,308**	1,276	1,127
Net amount recognized	**$ (882)**	$ (1,004)	$ (933)

NOTE 26	INCOME TAXES

The provision for (recovery of) income taxes is comprised of the following for the years ended October 31, 2012 and October 31, 2011.

Provision for (Recovery of) Income Taxes

(millions of Canadian dollars)	**2012**	2011
Provision for income taxes – Consolidated Statement of Income		
Current income taxes		
Provision for (recovery of) income taxes for the current period	**$ 999**	$ 1,526
Adjustments in respect of prior years	**(11)**	(5)
Other adjustments to current tax provision (recovery)	**(8)**	(48)
Total current income taxes	**980**	1,473
Deferred income taxes		
Provision for (recovery of) deferred income taxes related to the origination and reversal of temporary differences	**161**	(152)
Effect of changes in tax rates	**(14)**	13
Adjustments in respect of prior years	**(6)**	(5)
Recovery of income taxes due to recognition of previously unrecognized deductible temporary differences and unrecognized tax losses of a prior period	**(1)**	–
Other adjustments to current tax provision (recovery)	**(28)**	(3)
Total deferred income taxes	**112**	(147)
Total provision for income taxes – Consolidated Statement of Income	**1,092**	1,326
Provision for income taxes – Statement of Other Comprehensive Income		
Current income taxes	**172**	202
Deferred income taxes	**(67)**	(132)
	105	70
Income taxes – other non-income related items including business combinations and other adjustments		
Current income taxes	**6**	(61)
Deferred income taxes	**21**	(69)
	27	(130)
Total provision for (recovery of) income taxes	**$ 1,224**	$ 1,266
Current income taxes		
Federal	**$ 604**	$ 718
Provincial	**412**	463
Foreign	**142**	433
	1,158	1,614
Deferred income taxes		
Federal	**(100)**	(50)
Provincial	**(68)**	(28)
Foreign	**234**	(270)
	66	(348)
Total provision for (recovery of) income taxes	**$ 1,224**	$ 1,266

Reconciliation to Statutory Income Tax Rate

(millions of Canadian dollars, except as noted)		**2012**		2011
Income taxes at Canadian statutory income tax rate	**$ 1,938**	**26.4%**	$ 2,005	28.1%
Increase (decrease) resulting from:				
Dividends received	**(262)**	**(3.6)**	(214)	(3.0)
Rate differentials on international operations	**(481)**	**(6.6)**	(468)	(6.6)
Provincial tax rate changes	**(18)**	**(0.2)**	–	–
Other – net	**(85)**	**(1.1)**	3	0.1
Provision for income taxes and effective income tax rate	**$ 1,092**	**14.9%**	$ 1,326	18.6%

Deferred tax assets and liabilities are comprised of:

Deferred Tax Assets and Liabilities

(millions of Canadian dollars)	**October 31 2012**	October 31 2011	November 1 2010
	Consolidated Balance Sheet	Consolidated Balance Sheet	Consolidated Balance Sheet
Deferred tax assets			
Allowance for credit losses	**$ 530**	$ 508	$ 331
Land, buildings, equipment, and other depreciable assets	**7**	26	47
Deferred (income) expense	**199**	126	(49)
Trading loans	**192**	266	407
Derecognition of financial assets and liabilities	**187**	277	222
Goodwill	**7**	40	49
Employee benefits	**671**	660	580
Losses available for carry forward	**285**	118	213
Tax credits	**184**	80	137
Other	**265**	47	41
Total deferred tax assets[1]	**$ 2,527**	$ 2,148	$ 1,978
Deferred tax liabilities			
Securities	**$ 1,457**	$ 1,057	$ 1,040
Intangible assets	**419**	427	632
Pensions	**95**	42	32
Total deferred tax liabilities	**$ 1,971**	$ 1,526	$ 1,704
Net deferred tax assets	**$ 556**	$ 622	$ 274
Reflected on the Consolidated Balance Sheet as follows:			
Deferred tax assets	**$ 883**	$ 1,196	$ 1,045
Deferred tax liabilities	**327**	574	771
Net deferred tax assets	**$ 556**	$ 622	$ 274

[1] The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax assets is recognized in the Consolidated Balance Sheet is nil as at October 31, 2012 (October 31, 2011 – $12 million; November 1, 2010 – $192 million).

The movement in the net deferred tax asset for the years ended October 31, 2012 and October 31, 2011 was as follows:

Deferred Income Tax Expense (Recovery)

(millions of Canadian dollars)				**2012**				2011
	Consolidated Statement of Income	**Other Comprehensive Income**	**Business Combinations and Other**	**Total**	Consolidated Statement of Income	Other Comprehensive Income	Business Combinations and Other	Total
Deferred income tax expense (recovery)								
Allowance for credit losses	**$ (22)**	**$ –**	**$ –**	**$ (22)**	$ (137)	$ –	$ (40)	$ (177)
Land, buildings, equipment, and other depreciable assets	**(31)**	**–**	**50**	**19**	21	–	–	21
Deferred (income) expense	**(73)**	**–**	**–**	**(73)**	(175)	–	–	(175)
Trading loans	**74**	**–**	**–**	**74**	141	–	–	141
Derecognition of financial assets and liabilities	**4**	**86**	**–**	**90**	(7)	(48)	–	(55)
Goodwill	**33**	**–**	**–**	**33**	–	–	9	9
Employee benefits	**(11)**	**–**	**–**	**(11)**	(82)	2	–	(80)
Losses available for carry forward	**(167)**	**–**	**–**	**(167)**	95	–	–	95
Tax credits	**(104)**	**–**	**–**	**(104)**	57	–	–	57
Other deferred tax assets	**(189)**	**–**	**(29)**	**(218)**	29	–	(34)	(5)
Securities	**553**	**(153)**	**–**	**400**	107	(86)	(4)	17
Intangible assets	**(8)**	**–**	**–**	**(8)**	(206)	–	–	(206)
Pensions	**53**	**–**	**–**	**53**	10	–	–	10
Total deferred income tax expense (recovery)	**$ 112**	**$ (67)**	**$ 21**	**$ 66**	$ (147)	$ (132)	$ (69)	$ (348)

Certain taxable temporary differences associated with the Bank's investments in subsidiaries, branches and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2012. The total amount of these temporary differences was $26 billion (October 31, 2011 – $21 billion; November 1, 2010 – $19 billion).

NOTE 27 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the twelve months ended October 31, 2012 and October 31, 2011.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	**2012**	2011
Basic earnings per share		
Net income attributable to common shareholders	**$ 6,171**	$ 5,761
Weighted-average number of common shares outstanding (millions)	**906.6**	885.7
Basic earnings per share (dollars)	**$ 6.81**	$ 6.50
Diluted earnings per share		
Net income attributable to common shareholders	**$ 6,171**	$ 5,761
Effect of dilutive securities		
Capital Trust II Securities – Series 2012-1	**17**	17
Preferred Shares – Series M and N	**–**	25
Net income available to common shareholders including impact of dilutive securities	**$ 6,188**	$ 5,803
Weighted-average number of common shares outstanding (millions)	**906.6**	885.7
Effect of dilutive securities		
Stock options potentially exercisable (millions)[1]	**3.3**	4.5
TD Capital Trust II Securities – Series 2012-1 (millions)	**5.0**	4.9
Preferred Shares – Series M and N (millions)	**–**	7.8
Weighted-average number of common shares outstanding – diluted (millions)	**914.9**	902.9
Diluted earnings per share (dollars)[1]	**$ 6.76**	$ 6.43

[1] For the years ended October 31, 2012 and October 31, 2011, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank's common shares.

NOTE 28 SEGMENTED INFORMATION

For management reporting purposes, the Bank's operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth and Insurance, U.S. Personal and Commercial Banking (U.S. P&C), and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment. The results of TD Auto Finance Canada are reported in CAD P&C. The results of TD Auto Finance U.S. are reported in U.S. P&C. Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition are reported in the Corporate segment.

Effective December 1, 2011, the results of MBNA Canada are reported primarily in the CAD P&C and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio are reported in the CAD P&C segment.

Executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, to the Group Head, Wealth and Insurance and Corporate Shared Services. Accordingly, effective November 1, 2011, the results of the TD Insurance business were transferred from CAD P&C to Wealth and Insurance. The prior period results have been restated retroactively to 2011.

CAD P&C comprises the Bank's personal and business banking in Canada and provides financial products and services to personal, small business, and commercial customers. Wealth and Insurance provides insurance, investment products and services to institutional and retail investors, and includes the Bank's equity investment in TD Ameritrade. U.S. P&C provides commercial banking, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. The Bank's other activities are grouped into the Corporate segment. The Corporate segment includes the effects of asset securitization programs, treasury management, collective provision for credit losses in CAD P&C and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.

The results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business

performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.

As discussed in Note 6, the Bank reclassified certain debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

The following table summarizes the segment results for the years ended October 31, 2012 and October 31, 2011.

Results by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking[1]	Wealth and Insurance[1]	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
						2012
Net interest income (loss)	**$ 8,023**	**$ 583**	**$ 4,663**	**$ 1,805**	**$ (48)**	**$ 15,026**
Non-interest income (loss)	**2,629**	**3,436**	**1,468**	**849**	**(286)**	**8,096**
Provision for (reversal of) credit losses	**1,151**	**–**	**779**	**47**	**(182)**	**1,795**
Non-interest expenses	**4,988**	**2,600**	**4,125**	**1,570**	**715**	**13,998**
Income (loss) before income taxes	**4,513**	**1,419**	**1,227**	**1,037**	**(867)**	**7,329**
Provision for (recovery of) income taxes	**1,209**	**261**	**99**	**157**	**(634)**	**1,092**
Equity in net income of an investment in associate, net of income taxes	**–**	**209**	**–**	**–**	**25**	**234**
Net income (loss)	**$ 3,304**	**$ 1,367**	**$ 1,128**	**$ 880**	**$ (208)**	**$ 6,471**
Total assets (billions of Canadian dollars) **as at October 31**	**$ 282.6**	**$ 26.4**	**$ 209.1**	**$ 260.7**	**$ 32.3**	**$ 811.1**
						2011
Net interest income (loss)	$ 7,190	$ 542	$ 4,392	$ 1,659	$ (122)	$ 13,661
Non-interest income (loss)	2,342	3,498	1,342	837	(18)	8,001
Provision for (reversal of) credit losses	824	–	687	22	(43)	1,490
Non-interest expenses	4,433	2,616	3,593	1,468	937	13,047
Income (loss) before income taxes	4,275	1,424	1,454	1,006	(1,034)	7,125
Provision for (recovery of) income taxes	1,224	317	266	191	(672)	1,326
Equity in net income of an investment in associate, net of income taxes	–	207	–	–	39	246
Net income (loss)	$ 3,051	$ 1,314	$ 1,188	$ 815	$ (323)	$ 6,045
Total assets (billions of Canadian dollars) **as at October 31**	$ 258.5	$ 26.7	$ 198.7	$ 220.3	$ 31.3	$ 735.5

[1] Effective November 1, 2011, the insurance business was transferred from Canadian Personal and Commercial Banking to Wealth and Insurance. The 2011 results have been restated accordingly.

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	Total revenue	Income before income taxes	Net income	Goodwill	Total assets
					2012
Canada	**$ 15,200**	**$ 5,358**	**$ 4,294**	**$ 1,549**	**$ 498,449**
United States	**6,101**	**474**	**472**	**10,713**	**241,996**
Other international	**1,821**	**1,497**	**1,705**	**49**	**70,661**
Total	**$ 23,122**	**$ 7,329**	**$ 6,471**	**$ 12,311**	**$ 811,106**
					2011
Canada	$ 13,824	$ 4,510	$ 3,428	$ 1,455	$ 452,334
United States	5,708	796	631	10,753	221,576
Other international	2,130	1,819	1,986	49	61,583
Total	$ 21,662	$ 7,125	$ 6,045	$ 12,257	$ 735,493

NOTE 29 RELATED-PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank's related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank's employees.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors and their affiliates to be key management personnel. The Bank makes loans to its key management personnel, their close family members and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

Loans to Key Management Personnel, their Close Family Members and their Related Entities

(millions of Canadian dollars)	**October 31 2012**	October 31 2011
Personal loans, including mortgages	**$ 6**	$ 12
Business loans	**201**	195
Total	**$ 207**	$ 207

COMPENSATION

The remuneration of key management personnel for the years ended October 31, 2012 and October 31, 2011 was as follows.

Compensation

(millions of Canadian dollars)	**2012**	2011
Short-term employee benefits	**$ 23**	$ 23
Post-employment benefits	**1**	2
Share-based payments	**32**	33
Total	**$ 56**	$ 58

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 24 for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, TD Ameritrade and Symcor also qualify as related party transactions. Other than as described below, during fiscal 2012, there were no significant transactions between the Bank, TD Ameritrade and Symcor.

Other Transactions with TD Ameritrade and Symcor Inc.

(i) TD AMERITRADE HOLDING CORPORATION

A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $834 million in 2012 (2011 – $762 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $60.3 billion in 2012 (2011 – $49.3 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 basis points and is reimbursed for the cost of FDIC insurance premiums.

As at October 31, 2012, amounts receivable from TD Ameritrade were $129 million (October 31, 2011 – $97 million, November 1, 2010 – $53 million). As at October 31, 2012, amounts payable to TD Ameritrade were $87 million (October 31, 2011 – $84 million, November 1, 2010 – $82 million).

(ii) TRANSACTIONS WITH SYMCOR INC.

The Bank has a one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year, the Bank paid $128 million (2011 – $139 million) for these services. As at October 31, 2012, the amount payable to Symcor was $10 million (October 31, 2011 – $12 million, November 1, 2010 – $12 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2012 and October 31, 2011.

NOTE 30 PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank's provisions as at October 31, 2012.

Provisions

(millions of Canadian dollars)	**Litigation**	**Asset Retirement Obligations**	**Other**	**Total**
Balance as of November 1, 2011	**$ 123**	**$ 67**	**$ 63**	**$ 253**
Additions	**549**	**7**	**132**	**688**
Amounts used	**(377)**	**(9)**	**(97)**	**(483)**
Unused amounts reversed	**(6)**	**–**	**(4)**	**(10)**
Foreign currency translation adjustments and other	**(3)**	**1**	**(1)**	**(3)**
Balance as of October 31, 2012, before allowance for credit losses for off-balance sheet instruments	**$ 286**	**$ 66**	**$ 93**	**$ 445**
Add: allowance for credit losses for off-balance sheet instruments[1]				**211**
Balance as of October 31, 2012				**$ 656**

[1] Please refer to Note 7, Loans, Impaired Loans and Allowance for Credit Losses for further details.

LITIGATION

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $354 million as at October 31, 2012. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank's best estimate of such losses for those cases which an estimate can be made. The Bank's estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.

In management's opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, in light of the uncertainties involved in such proceedings, some of which are beyond the Bank's control, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank's consolidated results of operations for any particular reporting period.

The following is a description of the Bank's material legal proceedings.

Rothstein Litigation

TD Bank, N.A. has been named as a defendant in multiple lawsuits pending in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler.

Four cases are currently in state court in the Broward County Circuit Court (*Platinum Partners Value Arbitrage Fund, L.P., et al. v. TD Bank, N.A.; Louella Arvidson, et al. v. TD Bank, N.A., et al.; Don Beverly, et al. v. TD Bank, N.A., et al.; and RWRK Investments, LLC, et al. v. TD Bank, N.A., et al.*), and one case is in Federal Bankruptcy Court for the Southern District of Florida (*Trustee in Bankruptcy for RRA v. TD Bank, N.A.*).

Six matters have been settled: *Razorback Funding, LLC, et al. v. TD Bank, N.A.* (Broward County Circuit Court – settled April 3, 2012); *VRLP1 v. TD Bank, N.A.* (Broward County Circuit Court – settled May 5, 2012); *Platinum Estates, Inc. and OPMonies 2, LLC v. TD Bank, N.A.* (Southern District of Florida – settled May 31, 2012); *Edward J. Morse, et al. v. TD Bank, et al.* (Broward County Circuit Court – settled October 1, 2012); *Amy Adams, et al. v. TD Bank, N.A., et al.* (Broward County Circuit Court – settled October 5, 2012); and *Emess Capital, LLC v. TD Bank, N.A., et al.* (Southern District of Florida – settled September 7, 2012).

The non-bankruptcy lawsuits are all substantially similar and generally allege that TD Bank, N.A. conspired with Rothstein, facilitated Rothstein's Ponzi scheme and overlooked signs of wrongdoing in order to obtain profits and fees. Claims against TD Bank, N.A. include, among other things, fraudulent misrepresentation, aiding and abetting fraud, aiding and abetting breach of fiduciary duty, civil conspiracy and negligent misrepresentation. The plaintiff in *Platinum Partners Value Arbitrage Fund, L.P. v. TD Bank* also alleges claims under Florida's civil RICO statute, which TD Bank, N.A. has moved to dismiss. All active cases are in the pleading or discovery phase. *Louella Arvidson v. TD Bank, N.A.* has been filed in the Broward County Circuit Court but has not yet been served on TD Bank. The time allowed for TD Bank to respond to Don Beverly v. TD Bank, N.A. has not yet elapsed. TD Bank, N.A. has filed answers and/or motions to dismiss, denying all liability in all of the other lawsuits.

The Chapter 11 Trustee for the bankruptcy estate of Rothstein, Rosenfeldt and Adler filed an adversary proceeding against TD Bank, N.A. in the *In re: Rothstein Rosenfeldt Adler, P.A.* bankruptcy pending in the U.S. Bankruptcy Court for the Southern District of Florida. The Trustee has asserted multiple causes of action against TD Bank, N.A. seeking to avoid certain transfers made to TD Bank, N.A. that are alleged to have been preferential and/or fraudulent. Other causes of actions alleged in the complaint include unjust enrichment, aiding and abetting conversion, negligence and negligent supervision. The adversary complaint purports to allege losses on behalf of creditors and appears to seek to recoup losses for the investors. TD Bank, N.A. has moved to dismiss the Trustee's claims.

The *Coquina Investments v. TD Bank, N.A. et al.* trial has been completed. The jury returned a verdict against TD Bank, N.A. on January 18, 2012 of US$67 million comprised of US$32 million of compensatory damages and US$35 million of punitive damages. On August 3, 2012, the trial court entered an order sanctioning TD Bank, N.A. and its former outside counsel, Greenberg Traurig, for alleged discovery misconduct. The sanctions order established certain facts relating to TD Bank, N.A.'s knowledge of the Rothstein fraud and the unreasonableness of TD Bank, N.A.'s monitoring and alert systems, and ordered TD Bank, N.A. and Greenberg Traurig to pay the costs incurred by the plaintiff in bringing the sanctions motions. An amended notice of appeal of the jury verdict and the sanctions order was filed to the United States Court of Appeals for the Eleventh Circuit on October 3, 2012.

Multidistrict Overdraft Litigation

The Bank was named as a defendant in four putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees. The actions were all transferred to the United States District Court for the Southern District of Florida for pretrial proceedings in conjunction with similar actions pending against other banks. Plaintiffs claim generally but not exclusively that the posting method for debit transactions (by high to low amount rather than time of transaction) and related practices breach an implied covenant of good faith, constitute unfair and deceptive acts and practices, cause a conversion of the customers' property, and otherwise render the Bank liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. The Bank's motion to dismiss the actions was denied, and discovery commenced. Subsequently, two of the original actions were dismissed voluntarily by the plaintiffs. The scope of the classes in the remaining actions nevertheless effectively encompasses the scope of the classes in the dismissed actions. More recently, a fifth, similar class action also challenging overdraft practices was filed against the Bank in the United States District Court for New Jersey (the Hughes case), the temporal scope of which is potentially broader than the other overdraft cases. On April 3, 2012, the Court in Florida granted Plaintiffs' motion for class certification, determining that the two actions then pending in that court may proceed as a class action. On May 8, 2012, the Bank entered into a settlement with Plaintiffs in the Florida actions, whereby the Bank, without admission of liability, agreed to pay Plaintiffs $62 million plus the costs of class notice and administration in return for release of class members' claims. On May 14, 2012, the Hughes case was transferred to Florida and consolidated with the proceedings there. The effect of the settlement on the Hughes case is yet to be determined. The court granted preliminary approval of the parties' settlement agreement; a hearing on final approval is scheduled for March 7, 2013.

A pro se class action complaint was filed by plaintiff Hackney in federal court in PA against the Bank on October 23, 2012 relating to overdraft fees and deceptive advertising allegations. The Bank has not yet responded.

Pearlman Litigation

TD Bank, N.A. (as successor to Carolina First Bank) was named a defendant by multiple plaintiffs in three lawsuits in multiple jurisdictions arising from alleged damages sustained from a Ponzi scheme and other fraudulent activities allegedly orchestrated by Louis J. Pearlman.

Two of these lawsuits were settled in 2012: *Groom, et al. v. TD Bank, N.A.* (settled September 8, 2012) and *Kapila v. TD Bank, N.A.* (settled March 28, 2012).

The third lawsuit, *America Bank of St. Paul v. TD Bank, N.A.*, was filed in federal court on August 26, 2009. On December 1, 2011, a jury returned a verdict of approximately US$13.6 million in compensatory damages against TD Bank N.A. On March 6, 2012, the judge awarded a further US$3.1 million in prejudgment interest against TD Bank N.A. on a post-trial motion. This matter is now on appeal to the 8th Circuit Court of Appeals.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. See the Guarantees section below for further details.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 9.

The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)	**October 31 2012**	October 31 2011	November 1 2010
Financial and performance standby letters of credit	**$ 15,802**	$ 14,445	$ 14,117
Documentary and commercial letters of credit	**279**	271	262
Commitments to extend credit[1]			
Original term to maturity of one year or less	**31,845**	25,789	23,159
Original term to maturity of more than one year	**50,016**	42,518	42,734
Total	**$ 97,942**	$ 83,023	$ 80,272

[1] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

In addition, the Bank is committed to fund $249 million (October 31, 2011 – $345 million; November 1, 2010 – $423 million) of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $687 million for 2013; $681 million for 2014; $626 million for 2015; $569 million for 2016; $508 million for 2017; and $2,665 million for 2018 and thereafter.

Future minimum finance lease commitments where the annual payment is in excess of $100 thousand, is estimated at $29 million for 2013; $29 million for 2014; $16 million for 2015; $11 million for 2016; $6 million for 2017; and $32 million for 2018 and thereafter.

The premises and equipment net rental expense, included under non-interest expenses in the Consolidated Statement of Income, was $914 million for the year ended October 31, 2012 (2011 – $877 million).

Pledged Assets and Collateral

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at October 31, 2012, securities and other assets with a carrying value of $142.2 billion (October 31, 2011 – $118.1 billion; November 1, 2010 – $100.3 billion) were pledged as collateral in respect of these transactions. See Note 8, Transfer of Financial Assets, for further details. Certain consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. For details, see Note 9, Special Purpose Entities.

Assets transferred by the Bank where the transferee has the right to sell or repledge are as follows:

Assets that can be Repledged or Sold

(millions of Canadian dollars)	**October 31 2012**	October 31 2011	November 1 2010
Trading loans, securities, and other	**$ 29,929**	$ 22,435	$ 18,149
Available-for-sale securities	**–**	131	298
Other assets	**120**	150	305
Total	**$ 30,049**	$ 22,716	$ 18,752

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2012, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $18.0 billion (October 31, 2011 – $20.5 billion; November 1, 2010 – $18.5 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.4 billion as at October 31, 2012 (October 31, 2011 – $6.7 billion; November 1, 2010 – $6.7 billion).

Assets Sold with Recourse

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

GUARANTEES

The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Contingent Repurchase Obligations

The Bank sells mortgage loans to the TD Mortgage Fund (the "Fund"), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties and are government guaranteed. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Any losses on the repurchased defaulted mortgages are recovered through the government guarantee. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. Generally, the term of these agreements do not exceed five years.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally, the term of these credit facilities do not exceed 13 years.

Written Options

Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2012 is $94 billion (October 31, 2011 – $122 billion; November 1, 2010 – $120 billion).

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.

The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments

(millions of Canadian dollars)	**October 31 2012**	October 31 2011	November 1 2010
Financial and performance standby letters of credit	**$ 15,802**	$ 14,428	$ 14,057
Assets sold with contingent repurchase obligations	**581**	1,357	1,510
Credit enhancements and other	**–**	17	60
Total	**$ 16,383**	$ 15,802	$ 15,627

NOTE 31 INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table below details the balances of interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management's estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category. The Bank's risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7 are outlined in the shaded sections of the "Managing Risk" section of the MD&A in this report.

Interest Rate Risk

(billions of Canadian dollars, except as noted)								October 31, 2012
	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Assets								
Cash resources and other	$ 5.7	$ 18.8	$ 0.4	$ 24.9	$ –	$ –	$ 0.2	$ 25.1
Effective yield		*0.3%*	*1.3%*		*–%*	*–%*		
Trading loans, securities, and other	$ 0.2	$ 4.5	$ 13.1	$ 17.8	$ 24.2	$ 8.2	$ 44.3	$ 94.5
Effective yield		*1.4%*	*1.0%*		*2.0%*	*2.6%*		
Financial assets designated at fair value through profit or loss	$ 0.5	$ 0.5	$ 0.4	$ 1.4	$ 4.0	$ 0.5	$ 0.3	$ 6.2
Effective yield		*0.6%*	*1.8%*		*2.7%*	*3.2%*		
Available-for-sale	$ 3.4	$ 46.3	$ 7.8	$ 57.5	$ 26.0	$ 14.2	$ 0.9	$ 98.6
Effective yield		*1.0%*	*2.0%*		*2.5%*	*2.6%*		
Securities purchased under reverse repurchase agreements	$ 3.2	$ 45.8	$ 7.9	$ 56.9	$ 2.0	$ –	$ 10.3	$ 69.2
Effective yield		*0.4%*	*0.3%*		*1.9%*	*–%*		
Loans	$ 8.2	$ 200.8	$ 40.0	$ 249.0	$ 134.3	$ 20.1	$ 5.4	$ 408.8
Effective yield		*1.7%*	*2.4%*		*2.7%*	*3.7%*		
Other	$ 68.1	$ –	$ –	$ 68.1	$ –	$ –	$ 40.6	$ 108.7
Total assets	$ 89.3	$ 316.7	$ 69.6	$ 475.6	$ 190.5	$ 43.0	$ 102.0	$ 811.1
Liabilities and equity								
Trading deposits	$ –	$ 18.0	$ 19.4	$ 37.4	$ 0.1	$ 0.3	$ 1.0	$ 38.8
Effective yield		*0.4%*	*0.4%*		*1.0%*	*2.0%*		
Other deposits	$ 193.4	$ 62.3	$ 36.6	$ 292.3	$ 49.6	$ 0.2	$ 145.7	$ 487.8
Effective yield		*1.1%*	*1.6%*		*1.8%*	*2.0%*		
Securitization liabilities at fair value	$ –	$ 1.2	$ 4.8	$ 6.0	$ 17.4	$ 1.5	$ 0.4	$ 25.3
Effective yield		*3.0%*	*1.5%*		*1.7%*	*1.6%*		
Obligations related to securities sold short	$ 33.4	$ –	$ –	$ 33.4	$ –	$ –	$ –	$ 33.4
Obligations related to securities sold under repurchase agreements	$ 1.2	$ 25.4	$ 2.0	$ 28.6	$ –	$ –	$ 10.2	$ 38.8
Effective yield		*0.5%*	*0.2%*		*–%*	*–%*		
Securitization liabilities at amortized cost	$ –	$ 10.8	$ 1.5	$ 12.3	$ 11.3	$ 2.6	$ –	$ 26.2
Effective yield		*1.4%*	*1.1%*		*1.4%*	*1.9%*		
Subordinated notes and debentures	$ –	$ –	$ 3.4	$ 3.4	$ 5.1	$ 2.8	$ –	$ 11.3
Effective yield		*–%*	*5.5%*		*4.8%*	*6.0%*		
Other	$ 72.2	$ 0.4	$ –	$ 72.6	$ –	$ 1.8	$ 26.1	$ 100.5
Equity	$ –	$ 0.5	$ 0.8	$ 1.3	$ 2.2	$ –	$ 45.5	$ 49.0
Total liabilities and equity	$ 300.2	$ 118.6	$ 68.5	$ 487.3	$ 85.7	$ 9.2	$ 228.9	$ 811.1
Net position	$ (210.9)	$ 198.1	$ 1.1	$ (11.7)	$ 104.8	$ 33.8	$ (126.9)	$ –

Interest Rate Risk

(billions of Canadian dollars, except as noted)

								October 31, 2011
	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Assets								
Cash resources and other	$ 5.2	$ 17.6	$ 0.9	$ 23.7	$ –	$ –	$ 0.4	$ 24.1
Effective yield		*0.2%*	*0.9%*		*–%*	*–%*		
Trading loans, securities, and other	$ 0.8	$ 6.2	$ 12.6	$ 19.6	$ 19.4	$ 8.4	$ 26.0	$ 73.4
Effective yield		*1.3%*	*0.8%*		*2.2%*	*2.8%*		
Financial assets designated at fair value through profit or loss	$ –	$ 0.2	$ 0.1	$ 0.3	$ 2.9	$ 0.4	$ 0.6	$ 4.2
Effective yield		*4.9%*	*4.4%*		*3.0%*	*5.3%*		
Available-for-sale	$ 0.1	$ 51.7	$ 6.3	$ 58.1	$ 21.2	$ 10.0	$ 4.2	$ 93.5
Effective yield		*0.3%*	*1.0%*		*1.4%*	*1.0%*		
Securities purchased under reverse repurchase agreements	$ 5.3	$ 32.9	$ 12.4	$ 50.6	$ 2.0	$ –	$ 4.4	$ 57.0
Effective yield		*0.8%*	*0.4%*		*1.9%*	*–%*		
Loans	$ 8.5	$ 205.8	$ 39.6	$ 253.9	$ 102.4	$ 15.0	$ 5.9	$ 377.2
Effective yield		*2.1%*	*3.7%*		*4.0%*	*4.6%*		
Other	$ 68.1	$ –	$ –	$ 68.1	$ –	$ –	$ 38.0	$ 106.1
Total assets	$ 88.0	$ 314.4	$ 71.9	$ 474.3	$ 147.9	$ 33.8	$ 79.5	$ 735.5
Liabilities and equity								
Trading deposits	$ –	$ 20.3	$ 7.9	$ 28.2	$ 0.2	$ 0.4	$ 0.8	$ 29.6
Effective yield		*0.4%*	*0.6%*		*1.1%*	*2.1%*		
Other deposits	$ 149.2	$ 57.8	$ 34.7	$ 241.7	$ 52.0	$ 0.4	$ 155.3	$ 449.4
Effective yield		*0.8%*	*1.4%*		*2.4%*	*5.6%*		
Securitization liabilities at fair value	$ –	$ 0.4	$ 4.5	$ 4.9	$ 21.5	$ 0.5	$ 0.8	$ 27.7
Effective yield		*0.1%*	*1.1%*		*1.0%*	*0.3%*		
Obligations related to securities sold short	$ 23.6	$ –	$ –	$ 23.6	$ –	$ –	$ –	$ 23.6
Obligations related to securities sold under repurchase agreements	$ 0.6	$ 21.5	$ –	$ 22.1	$ –	$ –	$ 3.9	$ 26.0
Effective yield		*0.6%*	*–%*		*–%*	*–%*		
Securitization liabilities at amortized cost	$ –	$ 9.0	$ 2.4	$ 11.4	$ 12.5	$ 0.3	$ 1.9	$ 26.1
Effective yield		*1.8%*	*1.3%*		*2.2%*	*3.3%*		
Subordinated notes and debentures	$ –	$ –	$ 0.2	$ 0.2	$ 6.2	$ 5.1	$ –	$ 11.5
Effective yield		*–%*	*7.0%*		*5.2%*	*5.4%*		
Other	$ 69.9	$ –	$ –	$ 69.9	$ –	$ –	$ 27.7	$ 97.6
Equity	$ –	$ –	$ –	$ –	$ 3.4	$ –	$ 40.6	$ 44.0
Total liabilities and equity	$ 243.3	$ 109.0	$ 49.7	$ 402.0	$ 95.8	$ 6.7	$ 231.0	$ 735.5
Net position	$ (155.3)	$ 205.4	$ 22.2	$ 72.3	$ 52.1	$ 27.1	$ (151.5)	$ –

								November 1, 2010
	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Assets								
Cash resources and other	$ 4.4	$ 15.9	$ 1.0	$ 21.3	$ –	$ –	$ 0.4	$ 21.7
Effective yield		*0.1%*	*1.3%*		*–%*	*–%*		
Trading loans, securities, and other	$ 7.2	$ 5.9	$ 7.0	$ 20.1	$ 13.8	$ 5.6	$ 24.2	$ 63.7
Effective yield		*1.9%*	*1.4%*		*1.5%*	*3.0%*		
Financial assets designated at fair value through profit or loss	$ –	$ 0.1	$ 0.2	$ 0.3	$ 0.9	$ 0.5	$ 0.5	$ 2.2
Effective yield		*4.3%*	*4.5%*		*3.0%*	*4.9%*		
Available-for-sale	$ 0.4	$ 44.7	$ 8.6	$ 53.7	$ 25.7	$ 6.5	$ 0.8	$ 86.7
Effective yield		*0.1%*	*0.9%*		*2.0%*	*2.2%*		
Securities purchased under reverse repurchase agreements	$ 5.1	$ 33.8	$ 6.9	$ 45.8	$ 3.1	$ 0.9	$ 0.9	$ 50.7
Effective yield		*0.7%*	*0.3%*		*1.7%*	*3.0%*		
Loans	$ 7.2	$ 178.4	$ 28.7	$ 214.3	$ 106.2	$ 14.7	$ 5.7	$ 340.9
Effective yield		*4.0%*	*4.9%*		*5.0%*	*5.2%*		
Other	$ 59.1	$ –	$ –	$ 59.1	$ –	$ –	$ 42.4	$ 101.5
Total assets	$ 83.4	$ 278.8	$ 52.4	$ 414.6	$ 149.7	$ 28.2	$ 74.9	$ 667.4
Liabilities and equity								
Trading deposits	$ –	$ 12.4	$ 9.2	$ 21.6	$ 0.1	$ 0.3	$ 1.0	$ 23.0
Effective yield	–	*0.3%*	*0.3%*		*1.7%*	*2.8%*		
Other deposits	$ 144.4	$ 51.6	$ 38.3	$ 234.3	$ 42.5	$ 0.5	$ 127.6	$ 404.9
Effective yield		*1.2%*	*1.7%*		*2.9%*	*5.6%*		
Securitization liabilities at fair value	$ –	$ –	$ 0.2	$ 0.2	$ 26.6	$ 0.5	$ –	$ 27.3
Effective yield		*–%*	*1.1%*		*3.1%*	*2.2%*		
Obligations related to securities sold short	$ 23.7	$ –	$ –	$ 23.7	$ –	$ –	$ –	$ 23.7
Obligations related to securities sold under repurchase agreements	$ 1.6	$ 18.6	$ 0.3	$ 20.5	$ 1.1	$ 0.6	$ –	$ 22.2
Effective yield		*0.5%*	*1.1%*		*1.4%*	*2.8%*		
Securitization liabilities at amortized cost	$ –	$ 5.9	$ 4.0	$ 9.9	$ 11.0	$ 2.2	$ –	$ 23.1
Effective yield		*2.0%*	*4.2%*		*3.1%*	*3.6%*		
Subordinated notes and debentures	$ –	$ –	$ 0.2	$ 0.2	$ 11.7	$ 0.3	$ –	$ 12.2
Effective yield		*–%*	*7.4%*		*5.4%*	*5.0%*		
Other	$ 60.2	$ –	$ –	$ 60.2	$ 0.6	$ 2.4	$ 27.9	$ 91.1
Equity	$ –	$ 0.4	$ –	$ 0.4	$ 3.0	$ –	$ 36.5	$ 39.9
Total liabilities and equity	$ 229.9	$ 88.9	$ 52.2	$ 371.0	$ 96.6	$ 6.8	$ 193.0	$ 667.4
Net position	$ (146.5)	$ 189.9	$ 0.2	$ 43.6	$ 53.1	$ 21.4	$ (118.1)	$ –

Interest Rate Risk by Category

(billions of Canadian dollars)

								October 31, 2012
	Floating rate	**Within 3 months**	**3 months to 1 year**	**Total within 1 year**	**Over 1 year to 5 years**	**Over 5 years**	**Non-interest sensitive**	**Total**
Canadian currency	**$ (133.3)**	**$ 122.5**	**$ 5.0**	**$ (5.8)**	**$ 62.8**	**$ 4.8**	**$ (56.1)**	**$ 5.7**
Foreign currency	**(77.6)**	**75.6**	**(3.9)**	**(5.9)**	**42.0**	**29.0**	**(70.8)**	**(5.7)**
Net position	**$ (210.9)**	**$ 198.1**	**$ 1.1**	**$ (11.7)**	**$ 104.8**	**$ 33.8**	**$ (126.9)**	**$ –**
								October 31, 2011
Canadian currency	$ (104.0)	$ 151.2	$ 6.1	$ 53.3	$ 17.0	$ 4.8	$ (61.0)	$ 14.1
Foreign currency	(51.3)	54.2	16.1	19.0	35.1	22.3	(90.5)	(14.1)
Net position	$ (155.3)	$ 205.4	$ 22.2	$ 72.3	$ 52.1	$ 27.1	$ (151.5)	$ –
								November 1, 2010
Canadian currency	$ (90.8)	$ 134.2	$ (4.6)	$ 38.8	$ 10.4	$ 5.4	$ (63.4)	$ (8.8)
Foreign currency	(55.7)	55.7	4.8	4.8	42.7	16.0	(54.7)	8.8
Net position	$ (146.5)	$ 189.9	$ 0.2	$ 43.6	$ 53.1	$ 21.4	$ (118.1)	$ –

NOTE 32 CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk

(millions of Canadian dollars, except as noted)

	Loans and customers' liability under acceptances[1]			Credit instruments[2,3]			Derivative financial instruments[4,5]		
	October 31 2012	October 31 2011	November 1 2010	**October 31 2012**	October 31 2011	November 1 2010	**October 31 2012**	October 31 2011	November 1 2010
Canada	**76%**	77%	78%	**52%**	52%	52%	**32%**	35%	34%
United States[6]	**23**	22	21	**44**	41	39	**21**	20	20
United Kingdom	**–**	–	1	**1**	2	2	**26**	19	14
Europe – other[7]	**–**	–	–	**2**	3	2	**15**	19	24
International	**1**	1	–	**1**	2	5	**6**	7	8
Total	**100%**	100%	100%	**100%**	100%	100%	**100%**	100%	100%
	$ 416,071	$ 385,002	$ 348,666	**$ 97,942**	$ 83,023	$ 80,272	**$ 60,475**	$ 59,031	$ 50,866

[1] Of the total loans and customers' liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2012 was: Real estate 8% (October 31, 2011 – 8%, November 1, 2010 – 8%).

[2] As at October 31, 2012, the Bank had commitments and contingent liability contracts in the amount of $97,942 million (October 31, 2011 – $83,023 million, November 1, 2010 – $80,272 million). Included are commitments to extend credit totalling $81,861 million (October 31, 2011 – $68,307 million, November 1, 2010 – $65,893 million), of which the credit risk is dispersed as detailed in the table above.

[3] Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2012: Financial institutions 16% (October 31, 2011 – 13%, November 1, 2010 – 16%); pipelines, oil and gas 11% (October 31, 2011 – 13%, November 1, 2010 – 12%); government, public sector entities and education 10% (October 31, 2011 – 9%, November 1, 2010 – 10%); power and utilities 8% (October 31, 2011 – 7%, November 1, 2010 – 6%); telecommunications, cable and media 6% (October 31, 2011 – 7%, November 1, 2010 – 5%); automotive 5% (October 31, 2011 – 6%, November 1, 2010 – 3%); health and social services 5% (October 31, 2011 – 3%, November 1, 2010 – 6%).

[4] As at October 31, 2012, the current replacement cost of derivative financial instruments amounted to $60,475 million (October 31, 2011 – $59,031 million, November 1, 2010 – $50,866 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

[5] The largest concentration by counterparty type was with financial institutions (including non banking financial institutions), which accounted for 74% of the total as at October 31, 2012 (October 31, 2011 – 84%, November 1, 2010 – 79%). The second largest concentration was with governments, which accounted for 21% of the total as at October 31, 2012 (October 31, 2011 – 10%, November 1, 2010 – 13 %). No other industry segment exceeded 5% of the total.

[6] Debt securities classified as loans were 1% as at October 31, 2012 (October 31, 2011 – 1%, November 1, 2010 – 1%) of the total loans and customers' liability under acceptances.

[7] Debt securities classified as loans were nil as at October 31, 2012 (October 31, 2011 – 1%, November 1, 2010 – 1%) of the total loans and customers' liability under acceptances.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure

(millions of Canadian dollars)	**October 31 2012**	October 31 2011	November 1 2010
Cash and due from banks	**$ 2,361**	$ 2,137	$ 1,625
Interest-bearing deposits with banks	**21,692**	21,016	19,136
Securities[1]			
Trading			
Government and government-insured securities	**34,563**	28,600	22,722
Other debt securities	**7,887**	9,205	8,489
Retained interest	**85**	52	47
Available-for-sale			
Government and government-insured securities	**61,365**	58,711	43,364
Other debt securities	**33,864**	30,784	36,969
Securities purchased under reverse purchase agreements	**69,198**	56,981	50,658
Derivatives[2]	**113,648**	100,310	85,698
Loans			
Residential mortgages	**172,075**	155,409	136,118
Consumer instalment and other personal	**117,369**	114,895	106,893
Credit card	**14,670**	8,678	8,578
Business and government	**100,080**	92,022	82,032
Debt securities classified as loans	**4,654**	6,183	7,288
Customers liabilities under acceptances	**7,223**	7,815	7,757
Other assets	**10,278**	9,339	12,390
Total assets	**771,012**	702,137	629,764
Credit instruments[3]	**97,942**	83,023	80,272
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	**149,975**	124,731	118,255
Total credit exposure	**$ 1,018,929**	$ 909,891	$ 828,291

[1] Excludes equity securities.
[2] The gross maximum credit exposure for derivatives is based on the credit equivalent amount. The amounts exclude exchange traded derivatives. See Note 10.
[3] The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 30.

Credit Quality of Financial Assets

The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the standardized approach to credit risk. Under the standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral, and external credit assessments. These assets relate primarily to the Bank's U.S. Personal and Commercial Banking portfolio. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

Financial Assets Subject to the Standardized Approach by Risk-Weights

(millions of Canadian dollars)

								October 31, 2012
	0%	**20%**	**35%**	**50%**	**75%**	**100%**	**150%**	**Total**
Loans								
Residential mortgages	**$ 160**	**$ 176**	**$ 15,901**	**$ –**	**$ 1,452**	**$ 176**	**$ 2**	**$ 17,867**
Consumer instalment and other personal	**–**	**338**	**3,462**	**–**	**23,566**	**77**	**154**	**27,597**
Credit card	**–**	**–**	**–**	**–**	**7,419**	**–**	**14**	**7,433**
Business and government	**3,010**	**1,797**	**–**	**–**	**2,602**	**39,703**	**1,225**	**48,337**
Debt securities classified as loans	**–**	**15**	**–**	**–**	**–**	**11**	**–**	**26**
Total loans	**3,170**	**2,326**	**19,363**	**–**	**35,039**	**39,967**	**1,395**	**101,260**
Securities purchased under reverse repurchase agreements	**–**	**1,998**	**–**	**–**	**–**	**–**	**–**	**1,998**
Customers' liability under acceptances	**–**	**–**	**–**	**–**	**–**	**2**	**–**	**2**
Other assets[1]	**4,016**	**712**	**–**	**1**	**–**	**–**	**–**	**4,729**
Total assets	**7,186**	**5,036**	**19,363**	**1**	**35,039**	**39,969**	**1,395**	**107,989**
Off-balance sheet credit instruments	**15**	**1,942**	**–**	**–**	**709**	**14,087**	**–**	**16,753**
Total	**$ 7,201**	**$ 6,978**	**$ 19,363**	**$ 1**	**$ 35,748**	**$ 54,056**	**$ 1,395**	**$ 124,742**
								October 31, 2011
Loans								
Residential mortgages	$ 71	$ 203	$ 11,161	$ –	$ 1,516	$ 172	$ 2	$ 13,125
Consumer instalment and other personal	–	423	2,987	–	20,792	59	151	24,412
Credit card	–	–	–	–	1,064	–	12	1,076
Business and government	2,235	1,560	–	–	2,642	36,228	1,562	44,227
Debt securities classified as loans	–	183	–	–	–	15	–	198
Total loans	2,306	2,369	14,148	–	26,014	36,474	1,727	83,038
Securities purchased under reverse repurchase agreements	–	1,993	–	–	–	–	–	1,993
Customers' liability under acceptances	–	–	–	–	–	1	–	1
Other assets[1]	10,148	1,668	–	–	–	–	–	11,816
Total assets	12,454	6,030	14,148	–	26,014	36,475	1,727	96,848
Off-balance sheet credit instruments	11	1,813	–	–	693	11,506	–	14,023
Total	$ 12,465	$ 7,843	$ 14,148	$ –	$ 26,707	$ 47,981	$ 1,727	$ 110,871
								November 1, 2010
Loans								
Residential mortgages	$ 52	$ 245	$ 8,123	$ –	$ 1,525	$ 148	$ 2	$ 10,095
Consumer instalment and other personal	–	582	2,469	–	13,849	40	44	16,984
Credit card	–	–	–	–	916	–	18	934
Business and government	1,014	1,395	–	–	2,330	36,427	1,142	42,308
Debt securities classified as loans	–	284	–	–	–	19	–	303
Total loans	1,066	2,506	10,592	–	18,620	36,634	1,206	70,624
Securities purchased under reverse repurchase agreements	–	2,040	–	–	–	–	–	2,040
Customers' liability under acceptances	–	–	–	–	–	5	–	5
Other assets[1]	35	1,063	–	–	–	–	–	1,098
Total assets	1,101	5,609	10,592	–	18,620	36,639	1,206	73,767
Off-balance sheet credit instruments	9	1,849	–	–	659	9,824	–	12,341
Total	$ 1,110	$ 7,458	$ 10,592	$ –	$ 19,279	$ 46,463	$ 1,206	$ 86,108

[1] Other assets include amounts due from banks and interest-bearing deposits with banks.

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk in the Basel II Capital Accord. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank's historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating

(millions of Canadian dollars)					**October 31, 2012**
	Investment grade	**Non-investment grade**	**Watch and classified**	**Impaired/ defaulted**	**Total**
Loans					
Residential mortgages[1]	**$ 107,374**	**$ –**	**$ –**	**$ –**	**$ 107,374**
Consumer instalment and other personal[1]	**30,221**	**35**	**–**	**–**	**30,256**
Business and government	**23,590**	**21,979**	**679**	**162**	**46,410**
Debt securities classified as loans	**3,829**	**433**	**318**	**183**	**4,763**
Total loans	**165,014**	**22,447**	**997**	**345**	**188,803**
Securities purchased under reverse repurchase agreements	**64,026**	**3,174**	**–**	**–**	**67,200**
Customers' liability under acceptances	**3,584**	**3,576**	**51**	**10**	**7,221**
Other assets[2]	**18,148**	**39**	**–**	**–**	**18,187**
Total assets	**250,772**	**29,236**	**1,048**	**355**	**281,411**
Off-balance sheet credit instruments	**52,388**	**6,247**	**201**	**6**	**58,842**
Total	**$ 303,160**	**$ 35,483**	**$ 1,249**	**$ 361**	**$ 340,253**
					October 31, 2011
Loans					
Residential mortgages[1]	$ 103,327	$ –	$ –	$ –	$ 103,327
Consumer instalment and other personal[1]	32,744	37	–	–	32,781
Business and government	22,708	19,282	677	117	42,784
Debt securities classified as loans	5,061	486	538	–	6,085
Total loans	163,840	19,805	1,215	117	184,977
Securities purchased under reverse repurchase agreements	51,033	3,955	–	–	54,988
Customers' liability under acceptances	3,866	3,867	79	2	7,814
Other assets[2]	10,092	98	10	–	10,200
Total assets	228,831	27,725	1,304	119	257,979
Off-balance sheet credit instruments	51,935	5,614	71	5	57,625
Total	$ 280,766	$ 33,339	$ 1,375	$ 124	$ 315,604
					November 1, 2010
Loans					
Residential mortgages[1]	$ 96,371	$ –	$ –	$ –	$ 96,371
Consumer instalment and other personal[1]	33,715	153	–	–	33,868
Business and government	17,610	16,668	719	224	35,221
Debt securities classified as loans	6,414	151	495	–	7,060
Total loans	154,110	16,972	1,214	224	172,520
Securities purchased under reverse repurchase agreements	42,146	6,359	113	–	48,618
Customers' liability under acceptances	3,948	3,699	101	4	7,752
Other assets[2]	18,684	4	1	–	18,689
Total assets	218,888	27,034	1,429	228	247,579
Off-balance sheet credit instruments	44,612	5,071	174	9	49,866
Total	$ 263,500	$ 32,105	$ 1,603	$ 237	$ 297,445

[1] Includes Canada Mortgage and Housing Corporation (CMHC) insured exposures classified as sovereign exposure under Basel II and therefore included in the non-retail category under the AIRB approach.

[2] Other assets include amounts due from banks and interest-bearing deposits with banks.

Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1]

(millions of Canadian dollars)						October 31, 2012
	Low risk	**Normal risk**	**Medium risk**	**High risk**	**Default**	**Total**
Loans						
Residential mortgages[2]	**$ 25,770**	**$ 15,508**	**$ 3,946**	**$ 1,541**	**$ 166**	**$ 46,931**
Consumer instalment and other personal[2]	**11,510**	**25,177**	**17,401**	**5,693**	**293**	**60,074**
Credit card	**970**	**2,282**	**2,894**	**1,720**	**59**	**7,925**
Business and government[3]	**334**	**2,349**	**2,349**	**1,187**	**75**	**6,294**
Total loans	**38,584**	**45,316**	**26,590**	**10,141**	**593**	**121,224**
Off-balance sheet credit instruments	**20,597**	**17,191**	**6,299**	**1,218**	**4**	**45,309**
Total	**$ 59,181**	**$ 62,507**	**$ 32,889**	**$ 11,359**	**$ 597**	**$ 166,533**
						October 31, 2011
Loans						
Residential mortgages[2]	$ 11,970	$ 17,554	$ 7,640	$ 1,671	$ 184	$ 39,019
Consumer instalment and other personal[2]	8,584	23,841	19,971	5,506	294	58,196
Credit card	892	2,212	2,887	1,857	62	7,910
Business and government[3]	259	2,190	2,241	1,370	73	6,133
Total loans	21,705	45,797	32,739	10,404	613	111,258
Off-balance sheet credit instruments	20,247	16,933	5,916	1,316	5	44,417
Total	$ 41,952	$ 62,730	$ 38,655	$ 11,720	$ 618	$ 155,675
						November 1, 2010
Loans						
Residential mortgages[2]	$ 9,840	$ 12,659	$ 5,483	$ 1,578	$ 155	$ 29,715
Consumer instalment and other personal[2]	8,232	24,543	18,170	5,320	254	56,519
Credit card	714	2,012	2,848	2,301	61	7,936
Business and government[3]	218	1,944	2,088	1,355	71	5,676
Total loans	19,004	41,158	28,589	10,554	541	99,846
Off-balance sheet credit instruments	17,680	16,179	6,125	1,432	5	41,421
Total	$ 36,684	$ 57,337	$ 34,714	$ 11,986	$ 546	$ 141,267

[1] Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated at fair value through profit or loss, which are carried at fair value on the Consolidated Balance Sheet.

[2] Excludes CMHC insured exposures classified as sovereign exposure under Basel II and therefore included in the non-retail category under the AIRB approach.

[3] Business and government loans in the retail portfolio include small business loans.

NOTE 33 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.

The Bank's objectives include:

- To be an appropriately capitalized financial institution as determined by:
  - The Bank's Risk Appetite Statement;
  - Capital requirements defined by relevant regulatory authorities; and,
  - The Bank's internal assessment of capital requirements consistent with the Bank's risk tolerance levels.
- To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
- To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
  - Insulate the Bank from unexpected events;
  - Facilitate acquisitions; or,
  - Support business expansion.
- To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

The Bank's Total capital consists of two tiers of capital approved under OSFI's regulatory capital guidelines.

Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit), 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios, 50% of substantial investments, 50% of investments in insurance subsidiaries and deductions from securitization investments.

Tier 2 capital includes items such as the collective allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios, 50% of substantial investments, 50% of investments in insurance subsidiaries and deductions from securitization investments.

For regulatory capital purposes, insurance subsidiaries continue to be deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements and the Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

During the year ended October 31, 2012, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple (ACM). This guideline is based on the "International Convergence of Capital Measurement and Capital Standards – A Revised Framework" (Basel II) issued by the Basel Committee on Banking Supervision. Current period calculations are based on IFRS while comparative calculations are based on Canadian GAAP. The Bank's regulatory capital position as at October 31 was as follows:

Regulatory Capital Position

(millions of Canadian dollars, except as noted)	**October 31 2012**	October 31 2011[1]
Tier 1 capital	**$ 30,989**	$ 28,503
Tier 1 capital ratio[2]	**12.6%**	13.0%
Total capital[3]	**$ 38,595**	$ 34,978
Total capital ratio[4]	**15.7%**	16.0%
Assets-to-capital multiple[5]	**18.0**	17.2

[1] Calculated based on Canadian GAAP.
[2] Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
[3] Total capital includes Tier 1 and Tier 2 capital.
[4] Total capital ratio is calculated as Total capital divided by RWA.
[5] The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

OSFI's relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. OSFI has also provided IFRS transitional provisions for the ACM, which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010 from the calculation of ACM. The IFRS transition adjustment for regulatory capital is the difference between adjusted net Tier 1 capital under Canadian GAAP and IFRS at October 31, 2011. In the absence of this election, the Company's Tier 1 and Total capital would be $30.6 billion and $38.2 billion respectively, at October 31, 2012.

NOTE 34 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to credit, market and liquidity risks are an integral part of the 2012 Consolidated Financial Statements.

NOTE 35 INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. As at October 31, 2012, the Bank's reported investment in TD Ameritrade was 45.37% of the outstanding shares of TD Ameritrade with a fair value of $3,878 million (October 31, 2011 – $4,138 million) based on the closing price of US$15.69 (October 31, 2011 – US$16.78) on the New York Stock Exchange.

During the year ended October 31, 2012, TD Ameritrade repurchased 7.4 million shares (for the year ended October 31, 2011 – 27.7 million shares) which increased the Bank's ownership position in TD Ameritrade to 45.37% as at October 31, 2012 (October 31, 2011 – 44.96%). On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank's then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank's ownership interest in TD Ameritrade will not exceed 48%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade's Board of Directors including the Bank's CEO and two independent directors of TD.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the year ended October 31, 2012, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements, are provided as follows:

Condensed Consolidated Balance Sheet[1]

(millions of Canadian dollars)	**September 30 2012**	September 30 2011
Assets		
Receivables from brokers, dealers, and clearing organizations	**$ 1,109**	$ 831
Receivables from clients, net of allowance for doubtful accounts	**8,638**	8,032
Other assets	**9,746**	8,206
Total assets	**$ 19,493**	$ 17,069
Liabilities		
Payable to brokers, dealers, and clearing organizations	**$ 1,990**	$ 1,704
Payable to clients	**10,717**	8,949
Other liabilities	**2,366**	2,314
Total liabilities	**15,073**	12,967
Stockholders' equity[2]	**4,420**	4,102
Total liabilities and stockholders' equity	**$ 19,493**	$ 17,069

[1] Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
[2] The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, intangibles and the cumulative translation adjustment.

Condensed Consolidated Statement of Income

(millions of Canadian dollars)	**September 30 2012**	September 30 2011
Revenues		
Net interest revenue	**$ 452**	$ 485
Fee-based and other revenue	**2,209**	2,240
Total revenues	**2,661**	2,725
Operating expenses		
Employee compensation and benefits	**695**	667
Other	**1,025**	1,024
Total operating expenses	**1,720**	1,691
Other expense	**28**	31
Pre-tax income	**913**	1,003
Provision for income taxes	**322**	373
Net income[1]	**$ 591**	$ 630
Earnings per share – basic	**$ 1.08**	$ 1.11
Earning per share – diluted	**$ 1.07**	$ 1.09

[1] The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

NOTE 36 INFORMATION ON SUBSIDIARIES

The following is a list of the directly or indirectly held significant subsidiaries of the Bank.

Significant Subsidiaries[1]

North America	Address of Head or Principal Office[2]	Description
CT Financial Assurance Company[1]	Toronto, Ontario	Insurance Company
Meloche Monnex Inc.	Montreal, Quebec	Holding Company providing management services to subsidiaries
Security National Insurance Company	Montreal, Quebec	Insurance Company
Primmum Insurance Company	Toronto, Ontario	Insurance Company
TD Direct Insurance Inc.	Toronto, Ontario	Insurance Company
TD General Insurance Company	Toronto, Ontario	Insurance Company
TD Home and Auto Insurance Company	Toronto, Ontario	Insurance Company
TD Asset Management Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Auto Finance (Canada) Inc.	Toronto, Ontario	Automotive Finance Entity
TD Auto Finance Services Inc.	Toronto, Ontario	Automotive Finance Entity
TD Equipment Finance Canada Inc.	Oakville, Ontario	Financial Leasing Entity
TD Financing Services Home Inc.	Toronto, Ontario	Mortgage Lender
TD Financing Services Inc.[1]	Toronto, Ontario	Financial Services Entity
TD Investment Services Inc.	Toronto, Ontario	Mutual Fund Dealer
TD Life Insurance Company	Toronto, Ontario	Insurance Company
TD Mortgage Corporation	Toronto, Ontario	Loan Company
TD Pacific Mortgage Corporation	Vancouver, British Columbia	Loan Company
The Canada Trust Company	Toronto, Ontario	Trust Company
TD Securities Inc.	Toronto, Ontario	Investment Dealer and Broker
TD US P & C Holdings ULC	Calgary, Alberta	Holding Company
TD Bank US Holding Company	Portland, Maine	Holding Company
Northgroup Sponsored Captive Insurance, Inc.	Burlington, Vermont	Insurance Company
TD Bank USA, National Association	Portland, Maine	U.S. National Bank
TD Bank, National Association	Wilmington, Delaware	U.S. National Bank
TD Auto Finance LLC	Farmington Hills, Michigan	Automotive Finance Entity
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	Financial Leasing Entity
TD Private Client Wealth LLC	New York, New York	Brokerage Service Entity
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	Insurance Agency
TD Vermillion Holdings ULC	Calgary, Alberta	Holding Company
TD Financial International Ltd.	Hamilton, Bermuda	Holding Company
Canada Trustco International Limited	St. Michael, Barbados	Intragroup Lending Company
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	Reinsurance Company
TD Reinsurance (Ireland) Limited	Dublin, Ireland	Reinsurance Company
Toronto Dominion International Inc.	St. Michael, Barbados	Intragroup Lending Company
TD Waterhouse Canada Inc.	Toronto, Ontario	Investment Dealer
TDAM USA Inc.	Wilmington, Delaware	Investment Counselling and Portfolio Management
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	Holding Company
TD Holdings II Inc.	New York, New York	Holding Company
TD Securities (USA) LLC	New York, New York	Securities Dealer
Toronto Dominion (Texas) LLC	New York, New York	Financial Services Entity
Toronto Dominion (New York) LLC	New York, New York	Financial Services Entity
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	Small Business Investment Company
International		
Internaxx Bank S.A.[3]	Luxembourg, Luxembourg	International Online Brokerage Services
TD Bank N.V.	Amsterdam, The Netherlands	Dutch Bank
TD Ireland	Dublin, Ireland	Holding Company
TD Global Finance	Dublin, Ireland	Securities Dealer
TD Wealth Holdings (UK) Limited	Leeds, England	Holding Company
TD Direct Investing (Europe) Limited	Leeds, England	Discount Brokerage
TD Wealth Institutional Holdings (UK) Limited	Leeds, England	Holding Company
TDWCS LLP	Leeds, England	Stockbroking Service Provider
Toronto Dominion Australia Limited	Sydney, Australia	Securities Dealer
Toronto Dominion Investments B.V.	London, England	Holding Company
TD Bank Europe Limited	London, England	UK Bank
Toronto Dominion Holdings (U.K.) Limited	London, England	Holding Company
TD Securities Limited	London, England	Securities Dealer
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	Merchant Bank

[1] As at October 31, 2012 and October 31, 2011, the Bank, either directly or through its subsidiaries, owned 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of all the entities listed above, with the exception of: (i) CT Financial Assurance Company, where the Bank's interest was 99.9% as at October 31, 2011, and was 100% as at October 31, 2012; and (ii) TD Financing Services Inc., which was incorporated on November 16, 2011 as 2306061 Ontario Inc. and the name was changed to TD Financing Services Inc. on January 9, 2012. As atOctober 31, 2012, the Bank's interest was 100%.

[2] Each subsidiary is incorporated or organized in the country in which its head or principal office is located.

[3] Effective November 25, 2012, the name changed to "TD Bank International S.A".

SUBSIDIARIES WHERE THE BANK OWNS 50 PER CENT OR LESS OF THE VOTING RIGHTS

The Bank also consolidates certain subsidiaries where it owns 50 per cent or less of the voting rights. Most of those subsidiaries are special purpose entities ("SPEs") that are sponsored by the Bank for a variety of purposes. These subsidiaries are not included in the 'Significant Subsidiaries' table above.

In the normal course of business, the Bank becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, commercial real estate leasing and closed-end funds. The Bank's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities. Please refer to Note 9, Special Purpose Entities.

INVESTEES WHERE THE BANK OWNS MORE THAN HALF OF THE VOTING RIGHTS

The Bank owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when:

- Another investor has the power over more than half of the voting rights by virtue of an agreement with the Bank; or
- Another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement; or
- Another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

SUBSIDIARIES WITH SIGNIFICANT RESTRICTIONS TO TRANSFER FUNDS

Certain of the Bank's subsidiaries have restrictions on their ability to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. Reasons for the restrictions include, but are not limited to:

- Local regulatory capital and/or surplus adequacy requirements;
- Basel requirements under Pillar I and Pillar II;
- Local regulatory approval requirements; and
- Local corporate and/or securities laws.

NOTE 37 CURRENT AND NON-CURRENT ASSETS AND LIABILITIES

The following tables present an analysis of each asset and liability line item based on remaining contractual maturity date (unless otherwise noted below) as at October 31, 2012 and October 31, 2011. The analysis may differ from how the Bank manages it's exposure to liquidity risk. Differences include (but are not limited to) such items as new business volumes, renewals of loans or deposits, and how actively customers exercise options.

Current and Non-Current Assets and Liabilities

(millions of Canadian dollars)

	October 31, 2012			
	Maturity			
	Within 1 year	After 1 Year	No Specific Maturity	Total
Assets				
Cash and due from banks	$ 3,436	$ –	$ –	$ 3,436
Interest-bearing deposits with banks	21,692	–	–	21,692
Trading loans, securities, and other	17,978	32,827	43,726	94,531
Derivatives	3,957	56,962	–	60,919
Financial assets designated at fair value through profit or loss	1,348	4,774	51	6,173
Available-for-sale securities	18,590	77,903	2,083	98,576
Securities purchased under reverse repurchase agreements	64,338	1,999	2,861	69,198
Loans[1]				
Residential mortgages	72,185	99,987	–	172,172
Consumer instalments and other personal	19,064	23,773	75,090	117,927
Credit card	–	–	15,358	15,358
Business and government	39,182	43,093	18,766	101,041
Debt securities classified as loans	1,126	3,868	–	4,994
Total loans	131,557	170,721	109,214	411,492
Allowance for loan losses	–	–	(2,644)	(2,644)
Loans, net of allowance for loan losses	131,557	170,721	106,570	408,848
Customers' liability under acceptances	7,223	–	–	7,223
Investment in TD Ameritrade	–	–	5,344	5,344
Goodwill	–	–	12,311	12,311
Other intangibles	–	2,217	–	2,217
Land, buildings, equipment, and other depreciable assets	–	4,402	–	4,402
Current income tax receivable	439	–	–	439
Deferred tax assets	189	348	346	883
Other assets[2]	13,224	183	1,507	14,914
	$ 283,971	$ 352,336	$ 174,799	$ 811,106
Liabilities				
Trading deposits	$ 37,417	$ 1,357	$ –	$ 38,774
Derivatives	5,403	59,594	–	64,997
Securitization liabilities at fair value	6,759	18,173	392	25,324
Other financial liabilities designated at fair value through profit or loss	15	2	–	17
Deposits				
Personal	40,453	26,849	224,457	291,759
Banks	10,846	52	4,059	14,957
Business and Government	45,572	22,230	113,236	181,038
Total deposits	96,871	49,131	341,752	487,754
Acceptances	7,223	–	–	7,223
Obligations related to securities sold short	8,402	16,813	8,220	33,435
Obligations related to securities sold under repurchase agreements	34,557	48	4,211	38,816
Securitization liabilities at amortized cost[1]	11,863	14,233	94	26,190
Provisions	–	–	656	656
Current income tax payable	167	–	–	167
Deferred tax liabilities	41	157	129	327
Other liabilities[3]	19,099	2,944	2,815	24,858
Subordinated notes and debentures[4]	3,342	7,976	–	11,318
Liability for preferred shares	–	26	–	26
Liability for capital trust securities[5]	–	1,874	350	2,224
	$ 231,159	$ 172,328	$ 358,619	$ 762,106

[1] Based on timing of contractual principal repayments.
[2] For detailed breakdown, please refer to Note 14.
[3] For detailed breakdown, please refer to Note 16.
[4] Subsequent to year-end, on November 1, 2012, the Bank redeemed all of its outstanding 5.38% subordinated notes due November 1, 2017.
[5] Subsequent to year-end, on November 30, 2012, Trust II announced its intention to redeem all of the outstanding TD CaTS II on December 31, 2012. See Note 19 for more details.

Current and Non-Current Assets and Liabilities

(millions of Canadian dollars)

	October 31, 2011			
	Maturity			
	Within 1 year	After 1 Year	No Specific Maturity	Total
Assets				
Cash and due from banks	$ 3,096	$ –	$ –	$ 3,096
Interest-bearing deposits with banks	21,016	–	–	21,016
Trading loans, securities, and other	17,872	25,310	30,171	73,353
Derivatives	9,383	50,462	–	59,845
Financial assets designated at fair value through profit or loss	786	3,423	27	4,236
Available-for-sale securities	21,909	69,572	2,039	93,520
Securities purchased under reverse repurchase agreements	53,311	1,993	1,677	56,981
Loans[1]				
Residential mortgages	83,402	72,069	–	155,471
Consumer instalments and other personal	29,523	24,229	61,637	115,389
Credit card	–	–	8,986	8,986
Business and government	39,745	35,440	17,959	93,144
Debt securities classified as loans	1,296	5,215	–	6,511
Total loans	153,966	136,953	88,582	379,501
Allowance for loan losses	–	–	(2,314)	(2,314)
Loans, net of allowance for loan losses	153,966	136,953	86,268	377,187
Customers' liability under acceptances	7,815	–	–	7,815
Investment in TD Ameritrade	–	–	5,159	5,159
Goodwill	–	–	12,257	12,257
Other intangibles	–	1,844	–	1,844
Land, buildings, equipment, and other depreciable assets	–	4,083	–	4,083
Current income tax receivable	288	–	–	288
Deferred tax assets	352	578	266	1,196
Other assets[2]	12,197	121	1,299	13,617
	$ 301,991	$ 294,339	$ 139,163	$ 735,493
Liabilities				
Trading deposits	$ 28,214	$ 1,399	$ –	$ 29,613
Derivatives	9,894	51,821	–	61,715
Securitization liabilities at fair value	976	26,749	–	27,725
Other financial liabilities designated at fair value through profit or loss	27	5	–	32
Deposits				
Personal	42,127	27,083	199,493	268,703
Banks	7,056	46	4,557	11,659
Business and Government	37,717	24,718	106,631	169,066
Total deposits	86,900	51,847	310,681	449,428
Acceptances	7,815	–	–	7,815
Obligations related to securities sold short	8,855	9,040	5,722	23,617
Obligations related to securities sold under repurchase agreements	25,747	–	244	25,991
Securitization liabilities at amortized cost[1]	1,408	24,646	–	26,054
Provisions	–	–	536	536
Current income tax payable	167	–	–	167
Deferred tax liabilities	13	439	122	574
Other liabilities[3]	19,899	1,837	2,682	24,418
Subordinated notes and debentures	2,668	8,875	–	11,543
Liability for preferred shares	5	27	–	32
Liability for capital trust securities	–	1,872	357	2,229
	$ 192,588	$ 178,557	$ 320,344	$ 691,489

[1] Based on timing of contractual principal repayments.
[2] For detailed breakdown, please refer to Note 14.
[3] For detailed breakdown, please refer to Note 16.

NOTE 38 **TRANSITION TO IFRS**

The Bank adopted IFRS effective November 1, 2011. Prior to the adoption of IFRS, the Bank prepared its Consolidated Financial Statements in accordance with Canadian GAAP. The Bank prepared its opening IFRS Consolidated Balance Sheet as at November 1, 2010, the date of transition to IFRS which forms the starting point for the Bank's financial reporting under IFRS. These Consolidated Financial Statements have been prepared in accordance with the accounting policies described in Note 2.

In preparing these Consolidated Financial Statements, the Bank has applied the requirements of IFRS 1 including full retrospective application of IFRS effective for the Bank on adoption unless otherwise indicated below where certain mandatory exceptions were followed or certain elective exemptions were taken. The relevant mandatory exceptions include:

- Derecognition of Financial Instruments (Securitizations)
- Hedge Accounting

The elective exemptions taken by the Bank include:

- Employee Benefits
- Business Combinations
- Designation of Financial Instruments
- Cumulative Translation Adjustments

All other adjustments below relate to differences between Canadian GAAP and IFRS. The Bank's estimates under IFRS are consistent with estimates previously made under Canadian GAAP at the same date, after adjusting for differences in accounting policies.

1. OPENING BALANCE SHEET RECONCILIATIONS FROM CANADIAN GAAP TO IFRS

(a) Equity Reconciliation

The following table is a reconciliation of the Bank's equity, previously reported in accordance with Canadian GAAP, to its equity in accordance with IFRS, as at November 1, 2010.

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS

(millions of Canadian dollars)	Section	November 1 2010
Equity under Canadian GAAP[1]		$ 42,302
Effect of transition to IFRS		
Mandatory exception under IFRS 1:		
Derecognition of financial instruments (securitizations)	3(a)	(415)
Hedge accounting	3(b)	–
		(415)
Elective exemptions under IFRS 1:		
Employee benefits	3(c)(i)	(820)
Business combinations	3(d)	(2,180)
Designation of financial instruments	3(e)	165
Currency translation differences	3(f)	–
		(2,835)
Other adjustments:		
Loan origination costs	3(g)	(391)
Consolidation	3(h)	(82)
Employee benefits	3(c)(ii)	(77)
Share-based payments	3(i)	(107)
Income taxes[2]	3(j)	(72)
Equity securities classified as available-for-sale with no quoted market price	3(k)	90
Currency translation differences	3(l)	(47)
Other	3(m)	13
		(673)
Presentation differences:		
Non-controlling interests in subsidiaries	3(n)	1,493
Total effect of transition to IFRS		(2,430)
Equity under IFRS		$ 39,872

[1] 'Equity' was referred to as 'Shareholders' Equity' under Canadian GAAP and did not include non-controlling interests in subsidiaries.
[2] Income taxes relates to all IAS 12, *Income Taxes* adjustments. All other adjustments are net of income taxes.

(b) Opening Balance Sheet by Financial Statement Line Item

The following is a reconciliation of the Bank's opening balance sheet from Canadian GAAP to IFRS.

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS

(millions of Canadian dollars) November 1, 2010

Canadian GAAP		Effect of Transition to IFRS[1]: Mandatory Exceptions under IFRS 1	Effect of Transition to IFRS[1]: Elective Exemptions under IFRS 1	Effect of Transition to IFRS[1]: Other Adjustments	Presentation Changes[2]		IFRS
ASSETS							**ASSETS**
Cash and due from banks	$ 2,574	–	–	–	–	$ 2,574	**Cash and due from banks**
Interest-bearing deposits with banks	19,136	–	–	–	–	19,136	**Interest-bearing deposits with banks**
	21,710	–	–	–	–	21,710	
Securities							
Trading	59,542	5,494	–	(795)	(546)	63,695	Trading loans, securities and other
	–	–	–	–	51,470	51,470	Derivatives[2]
	–	(918)	–	–	3,068	2,150	Financial assets designated at fair value through profit or loss
Available-for-sale	102,355	(25,727)	9,936	123	–	86,687	Available-for-sale securities
Held-to-maturity	9,715	–	(9,715)	–	–	–	
	171,612	(21,151)	221	(672)	53,992	204,002	
Securities purchased under reverse repurchase agreements	50,658	–	–	–	–	50,658	**Securities purchased under reverse repurchase agreements**
Loans							**Loans**
Residential mortgages	71,482	65,211	22	(384)	(150)	136,181	Residential mortgages
Consumer instalment and other personal	100,821	–	–	6,550	–	107,371	Consumer instalment and other personal
Credit card	8,870	–	–	–	–	8,870	Credit card
Business and government	83,398	–	–	(70)	(123)	83,205	Business and government
Debt securities classified as loans	7,591	–	–	–	–	7,591	Debt securities classified as loans
	272,162	65,211	22	6,096	(273)	343,218	
Allowance for loan losses	(2,309)	–	–	–	–	(2,309)	Allowance for loan losses
Loans, net of allowance for loan losses	269,853	65,211	22	6,096	(273)	340,909	Loans, net of allowance for loan losses
Other							**Other**
Customers' liability under acceptances	7,757	–	–	–	–	7,757	Customers' liability under acceptances
Investment in TD Ameritrade	5,485	–	–	(47)	–	5,438	Investment in TD Ameritrade
Derivatives[2]	51,675	(220)	–	15	(51,470)	–	
Goodwill	14,460	–	(2,147)	–	–	12,313	Goodwill
Other intangibles	2,093	–	(289)	–	–	1,804	Intangibles
Land, buildings and equipment	4,247	–	2	–	–	4,249	Land, buildings, equipment, and other depreciable assets
Current tax receivable	–	–	–	–	623	623	Current income tax receivable
Future income tax assets	–	299	297	249	200	1,045	Deferred tax assets
Other assets	19,995	656	(829)	(199)	(2,722)	16,901	Other assets
	105,712	735	(2,966)	18	(53,369)	50,130	
Total assets	$ 619,545	44,795	(2,723)	5,442	350	$ 667,409	**Total assets**

[1] Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.

[2] Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS

(millions of Canadian dollars)

November 1, 2010

Canadian GAAP		Effect of Transition to IFRS[1]					IFRS
		Mandatory Exceptions under IFRS 1	Elective Exemptions under IFRS 1	Other Adjustments	Presentation Changes[2]		
LIABILITIES							**LIABILITIES**
	$ –	–	–	–	22,991	$ 22,991	Trading deposits[3]
	–	–	–	–	52,552	52,552	Derivatives[3]
	–	27,256	–	–	–	27,256	Securitization liabilities at fair value
	–	–	–	31	–	31	Financial liabilities designated at fair value through profit or loss
	–	27,256	–	31	75,543	102,830	
Deposits							**Deposits**
Personal	249,251	–	–	–	–	249,251	Personal
Banks	12,508	–	–	(7)	–	12,501	Banks
Business and government	145,221	–	–	(2,100)	–	143,121	Business and government
Trading[3]	22,991	–	–	–	(22,991)	–	
	429,971	–	–	(2,107)	(22,991)	404,873	
Other							**Other**
Acceptances	7,757	–	–	–	–	7,757	Acceptances
Obligations related to securities sold short	23,695	–	–	(4)	–	23,691	Obligations related to securities sold short
Obligations related to securities sold under repurchase agreements	25,426	(3,235)	–	–	–	22,191	Obligations related to securities sold under repurchase agreements
Derivatives[3]	53,685	(1,101)	–	(32)	(52,552)	–	
	–	23,078	–	–	–	23,078	Securitization liabilities at amortized cost
	–	–	–	–	440	440	Provisions
Current income tax payable	352	63	–	3	623	1,041	Current income tax payable
Future income tax liabilities	460	77	(45)	79	200	771	Deferred tax liabilities
Other liabilities	21,316	(928)	159	6,056	(913)	25,690	Other liabilities
	132,691	17,954	114	6,102	(52,202)	104,659	
Subordinated notes and debentures	12,506	–	(2)	(255)	–	12,249	**Subordinated notes and debentures**
Liability for preferred shares	582	–	–	–	–	582	**Liability for preferred shares**
Liability for capital trust securities	–	–	–	2,344	–	2,344	**Liability for capital trust securities**
Non-controlling interests in subsidiaries[3]	1,493	–	–	–	(1,493)	–	
Total liabilities including non-controlling interest	577,243	45,210	112	6,115	(1,143)	627,537	**Total liabilities**
SHAREHOLDERS' EQUITY							**EQUITY**
Common Shares	16,730	–	(926)	–	–	15,804	Common shares
Preferred shares	3,395	–	–	–	–	3,395	Preferred shares
Treasury shares – common	(91)	–	–	–	–	(91)	Treasury shares – common
Treasury shares – preferred	(1)	–	–	–	–	(1)	Treasury shares – preferred
Contributed surplus	305	–	(85)	15	–	235	Contributed surplus
Retained earnings[2]	20,959	(513)	(4,936)	(729)	–	14,781	Retained earnings
Accumulated other comprehensive income (loss)[2]	1,005	98	3,112	41	–	4,256	Accumulated other comprehensive income (loss)
	42,302	(415)	(2,835)	(673)	–	38,379	
	–	–	–	–	1,493	1,493	Non-controlling interests in subsidiaries[3]
Total shareholders' equity	42,302	(415)	(2,835)	(673)	1,493	39,872	**Total equity**
Total liabilities and shareholders' equity	$ 619,545	44,795	(2,723)	5,442	350	$ 667,409	**Total liabilities and equity**

[1] Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.

[2] Included in the elective exemptions under IFRS 1 are adjustments related to the Bank's election for cumulative translation differences of $2,947 million. As discussed in Note 38.3(f), this adjustment has no resulting net impact on equity.

[3] Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

2. RECONCILIATION OF ADDITIONAL PERIODS FROM CANADIAN GAAP TO IFRS

(a) Equity Reconciliation as at October 31, 2011

The following is a reconciliation of the Bank's equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS as at October 31, 2011 by type of adjustment.

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS

(millions of Canadian dollars)	Section	October 31 2011
Equity under Canadian GAAP[1]		$ 46,852
Effect of transition to IFRS		
Mandatory exception under IFRS 1:		
Derecognition of financial instruments (securitizations)	3(a)	(568)
Hedge accounting	3(b)	(12)
		(580)
Elective exemption under IFRS 1:		
Employee benefits	3(c)(i)	(748)
Business combinations	3(d)	(2,153)
Designation of financial instruments	3(e)	170
Currency translation differences	3(f)	–
		(2,731)
Other adjustments:		
Loan origination costs	3(g)	(356)
Consolidation	3(h)	(90)
Employee benefits	3(c)(ii)	(77)
Share-based payments	3(i)	(110)
Income taxes[2]	3(j)	(81)
Equity securities classified as available-for-sale with no quoted market price	3(k)	89
Currency translation differences	3(l)	(265)
Other	3(m)	(130)
		(1,020)
Presentation differences:		
Non-controlling interests in subsidiaries	3(n)	1,483
Total effect of transition to IFRS		$ (2,848)
Equity under IFRS		$ 44,004

[1] 'Equity' was referred to as 'Shareholders' Equity' under Canadian GAAP and did not include non-controlling interests in subsidiaries.
[2] Income taxes relates to all IAS 12 adjustments. All other adjustments are net of income taxes.

(b) Net Income for the Year Ended October 31, 2011

The following is a reconciliation of the Bank's net income reported in accordance with Canadian GAAP to its net income under IFRS for the year ended October 31, 2011.

Reconciliation of Net Income from Canadian GAAP to IFRS

(millions of Canadian dollars)	*For the year ended* October 31, 2011
Net income under Canadian GAAP	$ 5,889
Effect of transition to IFRS	
IFRS adjustments:	
Derecognition of financial instruments (securitizations)	38
Employee benefits	70
Business combinations	(19)
Loan origination costs	16
Share-based payments	(13)
Other	(40)
	52
Presentation differences:	
Non-controlling interests in subsidiaries	104
Total effect of transition to IFRS	$ 156
Net income under IFRS	$ 6,045

(c) Comprehensive Income for the Year Ended October 31, 2011

The following is a reconciliation of the Bank's comprehensive income reported in accordance with Canadian GAAP to its comprehensive income under IFRS for the year ended October 31, 2011.

Reconciliation of Consolidated Comprehensive Income from Canadian GAAP to IFRS by Line Item

(millions of Canadian dollars)				*For the year ended* October 31, 2011
		Effect of Transition to IFRS		
	Canadian GAAP	Adjustments	Presentation Changes	IFRS
Net income[1]	$ 5,889	$ 52	$ 104	$ 6,045
Other comprehensive income (loss), net of income taxes				
Change in unrealized gains on available-for-sale securities	(172)	(158)	84	(246)
Reclassification to earnings of net losses in respect of available-for-sale securities	(92)	(30)	–	(122)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	(298)	(166)	(332)	(796)
Net foreign currency translation gains (losses) from hedging activities	–	–	332	332
Change in net gains (losses) on derivatives designated as cash flow hedges	801	(58)	(103)	640
Reclassification to earnings of net gains on cash flow hedges	(708)	(49)	19	(738)
Other comprehensive income (loss) for the period	(469)	(461)	–	(930)
Comprehensive income (loss) for the period	$ 5,420	$ (409)	$ 104	$ 5,115
Attributable to:				
Preferred shareholders	$ 180	$ –	$ –	$ 180
Common shareholders	5,240	(409)	–	4,831
Non-controlling interests	–	–	104	104

[1] See 'Reconciliation of Net Income from Canadian GAAP to IFRS' table in this note.

3. DESCRIPTION OF SIGNIFICANT MEASUREMENT AND PRESENTATION DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS

Set forth below are the Bank's key differences between Canadian GAAP and IFRS, including elections and financial statement presentation changes.

(a) Derecognition of Financial Instruments (Securitizations): Mandatory Exception

The Bank has elected to apply the derecognition provisions of IAS 39, *Financial Instruments: Recognition and Measurement,* on a retrospective basis for transactions occurring on or after January 1, 2004. In accordance with an OSFI statement issued February 2011, transactions occurring before January 1, 2004 were not adjusted upon transition to IFRS pursuant to IFRS 1. IFRS 1 permits the Bank to apply the derecognition provisions of IAS 39 to all transactions occurring before a date of the Bank's choosing, provided the information required to apply IAS 39 was obtained at the time of initially accounting for those transactions.

Under Canadian GAAP, the Bank derecognized financial assets that were transferred in a securitization to an SPE when control over the financial assets was transferred to third parties and consideration other than a beneficial interest in the transferred assets was received. A gain or loss on sale of the financial assets was recognized immediately in other income after the effects of hedges on the financial assets sold, if applicable. For transfers of certain mortgage backed securities (MBS) under the Canada Mortgage and Housing Corporation (CMHC) Canada Mortgage Bond (CMB) Program to the Canada Housing Trust (CHT), the Bank also enters into a seller swap with CHT. Under the seller swap agreement the Bank receives MBS interests and agrees to pay CMB interests to CHT. This seller swap was recorded as a derivative under Canadian GAAP at the time of sale. The seller swap agreement also requires the Bank to establish a segregated account for reinvestment (the "Principal Reinvestment Account" or "PRA") of any payments it receives that constitutes principal repayment in order to meet the principal repayment obligation upon the maturity of the CMBs. This repayment of principal is reinvested in certain trust permitted investments determined by the Bank. Under Canadian GAAP, the financial assets transferred under the CMHC program to CHT qualified as sales and were derecognized from the Bank's Consolidated Balance Sheet.

Under Canadian GAAP, where the Bank securitized mortgages with CMHC and received an MBS but had not sold the MBS to a third party, the resulting security remained on the Bank's Consolidated Balance Sheet and was classified as available-for-sale.

Under IFRS, the Bank derecognizes a financial asset where the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial assets have been retained, the Bank continues to recognize the asset and the transfer is accounted for as a secured borrowing transaction. If substantially all the risks and rewards of ownership of the financial assets have been transferred, the Bank will derecognize the asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial assets, the Bank derecognizes the asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

As a result of the differences between Canadian GAAP and IFRS, most transfers of securitized financial assets that previously qualified for derecognition under Canadian GAAP, will no longer qualify for derecognition under IFRS. For example, certain transfers of MBS under the CMHC CMB Program to CHT will not qualify for derecognition. These transfers will be accounted for as secured borrowing transactions under IFRS resulting in the recognition of securitization liabilities for the proceeds received on the Bank's Consolidated Balance Sheet. This difference in accounting under IFRS has resulted in the following adjustments to the Bank's IFRS Consolidated Financial Statements:

- Securitized mortgages which were off-balance sheet under Canadian GAAP have been recognized on the Bank's Consolidated Balance Sheet, resulting in an increase in residential loans, an increase in trading loans, and a decrease in retained interests.
- Securitization liabilities not previously required under Canadian GAAP have been recognized on the Bank's Consolidated Balance Sheet, resulting in an increase in securitization liabilities at amortized cost and securitization liabilities at fair value.
- The seller swap previously recorded under Canadian GAAP, no longer exists under IFRS, as the payable portion of the swap is captured as part of the securitization liabilities recognized under IFRS. Similarly, the receivable portion of the swap is captured as part of securitized mortgages recognized on the Consolidated Balance Sheet under IFRS. The derecognition of the seller swap upon transition results in a reduction of derivative assets or derivative liabilities on the Bank's Consolidated Balance Sheet.
- The Bank will no longer record securitization gains or losses upon the transfer of financial assets that fail derecognition. Gains and losses relating to assets recorded on the Bank's Consolidated Balance Sheet on transition have been reversed. Certain transaction costs that were previously recorded as part of securitization gains or losses have been capitalized against securitization liabilities.
- Retained earnings have increased as a result of interest income earned on securitized mortgages which have been recognized on the Bank's Consolidated Balance Sheet under IFRS.
- Retained earnings have decreased as a result of interest expense recorded relating to securitization liabilities which have been recognized on the Bank's Consolidated Balance Sheet under IFRS.
- Under IFRS, assets transferred to the PRA account no longer qualifies for derecognition as the Bank maintains the risk and rewards of ownership of those financial assets. These assets have been recognized on the Bank's Consolidated Balance Sheet resulting in an increase to residential loans, an increase to trading assets, and a decrease to obligation related to securities sold under repurchase agreements.
- Where the Bank has securitized mortgages with CMHC and has received an MBS but has not sold the MBS to a third party, the MBS remains on the Bank's Consolidated Balance Sheet as a mortgage. As a result, upon transition to IFRS, available-for-sale securities have decreased and residential mortgages have increased.

The total impact to the Bank's IFRS opening Consolidated Balance Sheet is disclosed in the table below:

Derecognition of Financial Instruments

(millions of Canadian dollars)	November 1, 2010
Increase/(decrease) in assets:	
Trading loans, securities and other	$ 5,494
Derivatives	(220)
Financial assets designated at fair value through profit or loss	(918)
Available-for-sale securities	(25,727)
Loans – residential mortgages	65,211
Deferred tax assets	299
Other assets	656
(Increase)/decrease in liabilities:	
Securitization liabilities at fair value	(27,256)
Derivatives	1,101
Obligations related to securities sold under repurchase agreements	3,235
Securitization liabilities at amortized cost	(23,078)
Current income tax payable	(63)
Deferred tax liabilities	(77)
Other liabilities	928
Increase/(decrease) in equity	$ (415)

The total impact to the Bank's opening equity was a decrease of $415 million, comprised of an increase to accumulated other comprehensive income of $25 million and a decrease to retained earnings of $440 million.

(b) Hedge Accounting: Mandatory Exception

Hedge accounting can only be applied to hedging relationships that meet the IFRS hedge accounting criteria upon transition to IFRS. All hedging relationships that qualify for hedge accounting under IFRS have been documented on the transition date.

Under Canadian GAAP, where a purchased option is a hedging instrument in a designated cash flow hedge accounting relationship, the assessment of effectiveness may be based on the option's terminal value and where certain circumstances are met, an entity can assume no ineffectiveness and the entire change in fair value of the option can be recognized in accumulated other comprehensive income. Under IFRS, an entity must specifically indicate whether the time value is included or excluded from a hedging relationship and must assess the option for effectiveness. If the time value of the option is excluded, changes in the options fair value due to time value are recognized directly in earnings. At transition date, where options were designated in cash flow hedge accounting relationships, the Bank excluded the changes in fair value of the option due to time value from the hedging relationship. The impact to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to accumulated other comprehensive income of $73 million, and a decrease in opening retained earnings of $73 million.

(c) Employee Benefits

(i) Employee Benefits: Elective Exemption

The Bank has elected to recognize unamortized actuarial gains or losses in its IFRS opening retained earnings. The impact of this election to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $933 million, an increase to deferred tax assets of $309 million, an increase to other liabilities of $196 million, and a decrease to opening retained earnings of $820 million.

(ii) Employee Benefits: Other Differences between Canadian GAAP and IFRS

Measurement Date

Under Canadian GAAP, the defined benefit obligation and plan assets may be measured up to three months prior to the date of the financial statements as long as the measurement date is applied consistently. Under Canadian GAAP, the Bank measured the obligation and assets of its principal pension and non-pension post-retirement benefit plans as at July 31.

IFRS requires that valuations be performed with sufficient regularity such that the amounts recognized in the financial statements do not differ materially from amounts that would be determined at the end of the reporting period. Under IFRS, the Bank will measure the assets and obligations of all defined benefit plans as at October 31.

Defined Benefit Plans – Plan Amendment Costs

Canadian GAAP does not differentiate between accounting for the vested and unvested cost of plan amendments, deferring and amortizing both over the expected average remaining service life of active plan members.

Under IFRS, the cost of plan amendments is recognized immediately in income if it relates to vested benefits; otherwise, they are recognized over the remaining vesting period.

Defined Benefit Plans – Asset Ceiling Test

Under Canadian GAAP, when a defined benefit plan gives rise to a prepaid pension asset, a valuation allowance is recognized for any excess of the prepaid pension asset over the expected future benefits expected to be realized by the Bank.

Under IFRS, the prepaid pension asset is subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays.

In addition, under Canadian GAAP, the Bank was not required to recognize regulatory funding deficits. Under IFRS, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate any regulatory funding deficits related to its defined benefit plans.

Defined Benefit Plans – Attributing Benefits to Periods of Service

Under Canadian GAAP, for a defined benefit plan other than a pension plan, the obligation for employee future benefits should be attributed on a straight-line basis to each year of service in the attribution period unless the plan formula attributes a significantly higher level of benefits to employees' early years of service. Under those circumstances, the obligation should be attributed based on the plan's benefit formula.

IFRS requires that benefits be attributed to periods of service either under the plan benefit formula or on a straight-line basis from the date when service first leads to benefits to the date when further service will lead to no material amount of further benefits, other than from further salary increases. For the Bank's principal non-pension post-retirement plan, benefits are not earned until certain criteria are met. As a result, the attribution period will be shorter under IFRS, resulting in a reduction in the accrued benefit liability on transition to IFRS.

The impact of these other employee benefit differences between Canadian GAAP and IFRS to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $95 million, an increase to deferred tax assets of $26 million, an increase to other liabilities of $8 million, and a decrease to opening retained earnings of $77 million.

(d) Business Combinations: Elective Exemption

As permitted under IFRS transition rules, the Bank has applied IFRS 3, *Business Combinations* (IFRS 3) (revised 2008), to all business combinations occurring on or after January 1, 2007. Certain differences exist between IFRS and Canadian GAAP in the determination of the purchase price allocation. The most significant differences are described below.

Under Canadian GAAP, an investment in a subsidiary which is acquired through two or more purchases is commonly referred to as a "step acquisition". Each transaction is accounted for as a step-by-step purchase, and is recognized at the fair value of the net assets acquired at each step. Under IFRS, the accounting for step acquisitions differs depending on whether a change in control occurs. If a change in control occurs, the acquirer remeasures any previously held equity investment at its acquisition-date fair value and recognizes any resulting gain or loss in the Consolidated Statement of Income. Any transactions subsequent to obtaining control are recognized as equity transactions.

Under Canadian GAAP, shares issued as consideration are measured at the market price over a reasonable time period before and after the date the terms of the business combination are agreed upon and announced. Under IFRS, shares issued as consideration are measured at their market price on the closing date of the acquisition.

Under Canadian GAAP, an acquirer's restructuring costs to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation. Under IFRS, these costs are generally expensed as incurred and not included in the purchase price allocation.

Under Canadian GAAP, costs directly related to the acquisition (i.e., finders fees, advisory, legal, etc.) are included in the purchase price allocation. Under IFRS, these costs are expensed as incurred and not included in the purchase price allocation.

Under Canadian GAAP, contingent consideration is recorded when the amount can be reasonably estimated at the date of acquisition and the outcome is determinable beyond reasonable doubt. Under IFRS, contingent consideration is recognized immediately in the purchase price equation at fair value and marked to market as events and circumstances change in the Consolidated Statement of Income.

The impact of the differences between Canadian GAAP and IFRS to the Bank's IFRS opening Consolidated Balance Sheet is disclosed in the table below.

Business Combinations: Elective Exemption

(millions of Canadian dollars)	November 1, 2010
Increase/(decrease) in assets:	
Available-for-sale securities	$ (1)
Goodwill	(2,147)
Loans – residential mortgages	22
Intangibles	(289)
Land, buildings, equipment, and other depreciable assets	2
Deferred tax assets	(12)
Other assets	104
(Increase)/decrease in liabilities:	
Deferred tax liabilities	102
Other liabilities	37
Subordinated notes and debentures	2
Increase/(decrease) in equity	$ (2,180)

The total impact of business combination elections to the Bank's IFRS opening equity was a decrease of $2,180 million, comprised of a decrease to common shares of $926 million, a decrease to contributed surplus of $85 million and a decrease to retained earnings of $1,169 million.

(e) Designation of Financial Instruments: Elective Exemption

Under IAS 39, *Financial Instruments: Recognition and Measurement*, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS provided the asset or liability meets certain criteria specified under IFRS at that date.

The Bank has designated certain held-to-maturity financial assets as available-for-sale financial assets. The impact of this designation on the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to available-for-sale securities of $9,937 million, a decrease to held-to-maturity securities of $9,715 million, an increase to deferred tax liabilities of $57 million, and an increase to opening equity of $165 million. The total impact to the Bank's opening equity comprised of an increase to accumulated other comprehensive income of $165 million and no impact to retained earnings.

(f) Cumulative Translation Adjustments: Elective Exemption

The Bank has elected to reclassify all cumulative translation differences, on its foreign operations net of hedging activities which were recorded in accumulated other comprehensive income to retained earnings on transition. As a result, the Bank has reclassified the entire balance of cumulative translation losses at transition date of $2,947 million from accumulated other comprehensive income into retained earnings, with no resulting impact on equity.

(g) Loan Origination Costs: Other Differences between Canadian GAAP and IFRS

Under Canadian GAAP, costs that are directly attributable to the origination of a loan, which include commitment costs, were deferred and recognized as an adjustment to the loan yield over the expected life of the loan using the effective interest rate method. Under IFRS, loan origination costs must be both directly attributable and incremental to the loan origination in order to be deferred and amortized and recognized as a yield adjustment over the expected life of the loan. On transition to IFRS certain costs that were previously permitted to be deferred under Canadian GAAP have been expensed into opening retained earnings as they are not considered to be incremental to the loan origination. The impact of this difference to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to loans of $458 million and other assets of $88 million, an increase to deferred tax assets of $155 million, and a decrease to opening retained earnings of $391 million.

(h) Consolidation: Other differences between Canadian GAAP and IFRS

The control and consolidation of an entity is evaluated under Canadian GAAP using two different models. The variable interest model applies when an entity holds a variable interest in a variable interest entity (VIE). If an entity is not a VIE, consolidation is assessed under the voting interest model, where voting rights or governance provisions will determine which party consolidates the entity. In addition, entities that are structured to meet specific characteristics such as Qualifying Special Purpose Entities (QSPE) are exempt from the consolidation guidance.

IFRS guidance on consolidation is based on the principles of control. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The power of control can be obvious, for example, through the holding of a majority of voting rights. When control is not apparent, such as when the entity is a SPE, consolidation is based on an overall assessment of all the relevant facts, including an assessment of risks and rewards. Typically, the party with the majority of rewards or exposure to the residual risk must consolidate the entity. In contrast to Canadian GAAP, there is no such concept as a QSPE.

Under IFRS, the Bank must consolidate certain entities that are not consolidated under Canadian GAAP, including certain former QSPEs and various capital structures. Consolidation of any previously unconsolidated entities have resulted in increased assets, liabilities, and non-controlling interest, as disclosed in the table below.

Consolidation: Other Adjustments

(millions of Canadian dollars)	November 1, 2010
Increase/(decrease) in assets:	
Trading loans, securities and other	$ (795)
Derivatives	15
Available-for-sale securities	(5)
Loans – consumer instalment and other personal	6,554
Deferred tax assets	21
Other assets	(9)
(Increase)/decrease in liabilities:	
Derivatives	1
Deposits – banks	7
Deposits – business and government	2,100
Obligations related to securities sold short	4
Current tax payable	3
Other liabilities	(5,889)
Subordinated notes and debentures	255
Liability for capital trust securities	(2,344)
Increase/(decrease) in equity	$ (82)

As noted in the table above, the total impact to the Bank's opening equity was a decrease of $82 million, comprised of a decrease to contributed surplus of $1 million and a decrease to retained earnings of $81 million.

(i) Share-based Payments: Other Differences between Canadian GAAP and IFRS

Under Canadian GAAP, the cost of share-based payments was recognized from the date awards were granted over the service period required for employees to become fully entitled to the award.

Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This includes a period prior to the grant date where employees are considered to have provided service in respect of the awards during that period. Under Canadian GAAP, the Bank did not recognize an expense prior to the grant date.

The impact of this difference to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $44 million, an increase to other liabilities of $151 million, and a decrease to opening equity of $107 million. The total impact to the Bank's opening equity comprised of an increase to contributed surplus of $16 million, a decrease to accumulated other comprehensive income of $10 million and a decrease to retained earnings of $113 million.

Under IFRS, a first-time adopter is encouraged but not required to apply IFRS 2, *Share-based Payment* (IFRS 2), to liabilities arising from share-based payment transactions that were settled before the transition date and to equity instruments that were unvested at transition. The Bank has taken this exemption and has not applied IFRS 2 to liabilities settled prior to the transition date or to equity instruments which were vested at November 1, 2010.

(j) Income Taxes: Other Differences between Canadian GAAP and IFRS

Income tax related adjustments result from differences in accounting for income taxes between Canadian GAAP and IFRS income tax accounting standards as well as the tax impact of all other transitional adjustments.

Adjustments Related to Income Tax Accounting Standard Differences
Under Canadian GAAP, the deferred tax liability related to the Bank's investments in associates is calculated based on the presumption that temporary differences will reverse through disposition unless there is persuasive evidence that it will be reversed through the receipt of dividends.

Under IFRS, unless there is evidence that the investment will be disposed of in the foreseeable future, the deferred tax liability on such temporary differences is calculated on the basis that it will be recovered through the receipt of dividends.

The impact of all income tax accounting standard differences to the Bank's Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $1 million, an increase to deferred tax liabilities of $73 million, and a decrease to opening equity of $72 million. The total impact to the Bank's opening equity comprised of an increase to accumulated other comprehensive income of $6 million and a decrease to retained earnings of $78 million.

Income Tax Effect of Other Adjustments Between Canadian GAAP and IFRS
Differences for income taxes include the effect of recording, where applicable, the deferred tax effect on the transition adjustment between Canadian GAAP and IFRS. The impact to the Bank's Consolidated Balance Sheet is disclosed with the related IFRS difference throughout this note.

(k) Securities Classified as Available-for-Sale: Other Differences between Canadian GAAP and IFRS
Under Canadian GAAP, equity securities that are classified as available-for-sale and do not have a quoted market price are recorded at cost. Under IFRS, these equity securities are recorded at fair value when there is a reliable fair value.

The impact of this difference to the Bank's IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to available-for-sale securities of $128 million, an increase to deferred tax liabilities of $38 million, and an increase to opening equity of $90 million. The total impact to the Bank's opening equity comprised of an increase in accumulated other comprehensive income of $90 million and no impact to retained earnings.

(l) Foreign Exchange Related to TD Ameritrade
Under Canadian GAAP, the Bank translated its investment in TD Ameritrade on a one-month lag basis. Upon transition to IFRS, the investment was translated at the period end spot rate.

(m) Other: Other Differences between Canadian GAAP and IFRS
Other IFRS differences relate primarily to the accounting of foreign exchange for equity method investments and for available-for-sale securities. The total impact to the Bank's opening IFRS equity was a decrease of $34 million, comprised of an increase to retained earnings of $11 million, and a decrease to accumulated other comprehensive income of $45 million.

(n) Summary of Key Financial Statement Presentation Differences between Canadian GAAP and IFRS
Reclassification of Non-controlling Interests in Subsidiaries
Under Canadian GAAP, non-controlling interests in subsidiaries was presented above shareholders' equity. Under IFRS, non-controlling interests in subsidiaries is classified as a component of equity, but is presented separately from the Bank's shareholders' equity.

The impact of this presentation change to the Bank's Consolidated Balance Sheet as at November 1, 2010 was a decrease to non-controlling interests in subsidiaries of $1,493 million and an increase to equity – non-controlling interests in subsidiaries of $1,493 million.

Reclassification of Provisions
Under Canadian GAAP, provisions were recognized within other liabilities on the Bank's Consolidated Balance Sheet. Under IFRS, provisions have been reclassified to a separate line on the Bank's opening IFRS consolidated Balance Sheet.

(o) Earnings Per Share (EPS): Other Differences Between Canadian GAAP and IFRS
Under Canadian GAAP, certain convertible instruments which were not considered in the calculation of dilutive EPS, have a dilutive impact on EPS on transition to IFRS. This change is partially driven by other IFRS standards, particularly the consolidation of certain instruments, which increases the population of instruments considered in the Bank's EPS calculation. In addition, the Bank's Class A Preferred Shares, Series M and N (Series M and N shares), which are convertible to common shares or cash at the option of the Bank, are considered dilutive under IFRS. These instruments were not considered dilutive under Canadian GAAP as the Bank has typically elected to settle these instruments in cash. Under IFRS, evidence of a past practice of cash settlement does not preclude inclusion in the calculation of dilutive EPS.

Differences in net income available to common shareholders include the effect of recording, where applicable, the net income effect of other differences between Canadian GAAP and IFRS.

The impact of including certain convertible instruments issued by the Bank in the calculation of diluted EPS resulted in a reduction of 5 cents for the year ended October 31, 2011, compared to diluted EPS for the same periods under Canadian GAAP.

(p) Statement of Cash Flows: Other Differences between Canadian GAAP and IFRS
Upon transition to IFRS, certain cash flows included in financing and investing activities were reclassified to operating activities. Specifically, net change in loans was reclassified from investing activities to operating activities and net change in deposits was reclassified from financing to operating activities. Certain cash flows related to the Bank's securitization activities that were included in investing activities under Canadian GAAP are reflected in operating activities under IFRS. In addition, income taxes paid (refunded) are included in operating activities and the amounts of interest and dividends received are also separately disclosed.

PRINCIPAL SUBSIDIARIES[1]

North America

(millions of dollars)		As at October 31, 2012
North America	Address of Head or Principal Office[2]	Carrying value of shares owned by the Bank
CT Financial Assurance Company	Toronto, Ontario	$ 126
Meloche Monnex Inc.	Montreal, Quebec	1,341
Security National Insurance Company	Montreal, Quebec	
Primmum Insurance Company	Toronto, Ontario	
TD Direct Insurance Inc.	Toronto, Ontario	
TD General Insurance Company	Toronto, Ontario	
TD Home and Auto Insurance Company	Toronto, Ontario	
TD Asset Management Inc.	Toronto, Ontario	552
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	
TD Auto Finance (Canada) Inc.	Toronto, Ontario	936
TD Auto Finance Services Inc.	Toronto, Ontario	1,288
TD Equipment Finance Canada Inc.	Oakville, Ontario	3
TD Financing Services Home Inc.	Toronto, Ontario	22
TD Financing Services Inc.	Toronto, Ontario	25
TD Investment Services Inc.	Toronto, Ontario	44
TD Life Insurance Company	Toronto, Ontario	50
TD Mortgage Corporation	Toronto, Ontario	10,492
TD Pacific Mortgage Corporation	Vancouver, British Columbia	
The Canada Trust Company	Toronto, Ontario	
TD Securities Inc.	Toronto, Ontario	1,571
TD US P & C Holdings ULC	Calgary, Alberta	23,877
TD Bank US Holding Company	Portland, Maine	
Northgroup Sponsored Captive Insurance, Inc.	Burlington, Vermont	
TD Bank USA, National Association	Portland, Maine	
TD Bank, National Association	Wilmington, Delaware	
TD Auto Finance LLC	Farmington Hills, Michigan	
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	
TD Private Client Wealth LLC	New York, New York	
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	
TD Vermillion Holdings ULC	Calgary, Alberta	17,289
TD Financial International Ltd.	Hamilton, Bermuda	
Canada Trustco International Limited	St. Michael, Barbados	
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	
TD Reinsurance (Ireland) Limited	Dublin, Ireland	
Toronto Dominion International Inc.	St. Michael, Barbados	
TD Waterhouse Canada Inc.	Toronto, Ontario	1,899
TDAM USA Inc.	Wilmington, Delaware	2
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	1,441
TD Holdings II Inc.	New York, New York	
TD Securities (USA) LLC	New York, New York	
Toronto Dominion (Texas) LLC	New York, New York	
Toronto Dominion (New York) LLC	New York, New York	
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	

[1] Unless otherwise noted, The Toronto-Dominion Bank (the "Bank"), either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.

[2] Each subsidiary is incorporated or organized in the country in which its head or principal office is located.

PRINCIPAL SUBSIDIARIES[1]

International

(millions of dollars)		As at October 31, 2012
International	Address of Head or Principal Office[2]	Carrying value of shares owned by the Bank
Internaxx Bank S.A.[3]	Luxembourg, Luxembourg	$ 47
NatWest Personal Financial Management Limited (50%) NatWest Stockbrokers Limited (50%)	London, England London, England	60
TD Bank N.V.	Amsterdam, The Netherlands	249
TD Ireland TD Global Finance	Dublin, Ireland Dublin, Ireland	1,265
TD Luxembourg International Holdings TD Ameritrade Holding Corporation (45.37%)[4]	Luxembourg, Luxembourg Omaha, Nebraska	5,344
TD Wealth Holdings (UK) Limited TD Direct Investing (Europe) Limited TD Wealth Institutional Holdings (UK) Limited TDWCS LLP	Leeds, England Leeds, England Leeds, England Leeds, England	91
Toronto Dominion Australia Limited	Sydney, Australia	226
Toronto Dominion Investments B.V. TD Bank Europe Limited Toronto Dominion Holdings (U.K.) Limited TD Securities Limited	London, England London, England London, England London, England	973
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	768

[1] Unless otherwise noted, The Toronto-Dominion Bank (the "Bank"), either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.
[2] Each subsidiary is incorporated or organized in the country in which its head or principal office is located.
[3] Effective November 25, 2012, the name changed to "TD Bank International S.A.".
[4] TD Ameritrade Holding Corporation is not a subsidiary of the Bank as the Bank does not control it. TD Luxembourg International Holdings and its ownership of TD Ameritrade Holding Corporation is included given the significance of the Bank's investment in TD Ameritrade Holding Corporation.

Ten-year Statistical Review – IFRS[1]

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)	2012	2011
Assets		
Cash resources and other	$ 25,128	$ 24,112
Trading loans, securities and other[2]	199,280	171,109
Derivatives	60,919	59,845
Securities purchased under reverse repurchase agreements	69,198	56,981
Loans, net of allowance for loan losses	408,848	377,187
Other	47,733	46,259
Total assets	811,106	735,493
Liabilities		
Deposits	$ 487,754	$ 449,428
Trading deposits	38,774	29,613
Derivatives	64,997	61,715
Other	157,013	136,929
Subordinated notes and debentures	11,318	11,543
Liabilities for preferred shares and capital trust securities	2,250	2,261
Total liabilities	762,106	691,489
Equity		
Common shares	18,691	17,491
Preferred shares	3,395	3,395
Treasury shares	(167)	(116)
Contributed surplus	196	212
Retained earnings	21,763	18,213
Accumulated other comprehensive income (loss)	3,645	3,326
	47,523	42,521
Non-controlling interest in subsidiaries	1,477	1,483
Total equity	49,000	44,004
Total liabilities and equity	$ 811,106	$ 735,493

Condensed Consolidated Statement of Income – Reported

(millions of Canadian dollars)	2012	2011
Net interest income	$ 15,026	$ 13,661
Non-interest income	8,096	8,001
Total revenue	23,122	21,662
Provision for credit losses	1,795	1,490
Non-interest expenses	13,998	13,047
Income before income taxes and equity in net income of an investment in associate	7,329	7,125
Provision for income taxes	1,092	1,326
Equity in net income of an investment in associate, net of income taxes	234	246
Net income (loss)	6,471	6,045
Preferred dividends	196	180
Net income (loss) available to common shareholders and non-controlling interests in subsidiaries	$ 6,275	$ 5,865
Attributable to:		
Non-controlling interests in subsidiaries	104	104
Common shareholders	6,171	5,761

Condensed Consolidated Statement of Income – Adjusted

(millions of Canadian dollars)	2012	2011
Net interest income	$ 15,062	$ 13,661
Non-interest income	8,191	7,874
Total revenue	23,253	21,535
Provision for credit losses	1,903	1,490
Non-interest expenses	13,162	12,373
Income before income taxes and equity in net income of an investment in associate	8,188	7,672
Provision for income taxes	1,404	1,545
Equity in net income of an investment in associate, net of income taxes	291	305
Net income (loss)	7,075	6,432
Preferred dividends	196	180
Net income (loss) available to common shareholders and non-controlling interests in subsidiaries	$ 6,879	$ 6,252
Attributable to:		
Non-controlling interests in subsidiaries	104	104
Common shareholders	6,775	6,148

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of income taxes, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying Management's Discussion and Analysis (MD&A).

[2] Includes available-for-sale securities and financial assets designated at fair value through profit or loss.

Ten-year Statistical Review – IFRS[1]

Reconciliation of Non-GAAP Financial Measures

(millions of Canadian dollars)	2012	2011
Net income available to common shareholders – reported	**$ 6,171**	$ 5,761
Items of note affecting net income, net of income taxes		
Amortization of intangibles	**238**	391
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	**89**	(128)
Integration charges and direct transaction costs relating to U.S. P&C Banking acquisitions	**9**	82
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	(13)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition	**17**	55
Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada	**104**	–
Litigation reserve	**248**	–
Reduction of allowance for incurred but not identified credit losses	**(120)**	–
Positive impact due to changes in statutory income tax rates	**(18)**	–
Impact of Superstorm Sandy	**37**	–
Total items of note	**604**	387
Net income available to common shareholders – adjusted	**$ 6,775**	$ 6,148

Condensed Consolidated Statement of Changes in Equity

(millions of Canadian dollars)	2012	2011
Common shares	**$ 18,691**	$ 17,491
Preferred shares	**3,395**	3,395
Treasury shares	**(167)**	(116)
Contributed surplus	**196**	212
Retained earnings	**21,763**	18,213
Accumulated other comprehensive income (loss)	**3,645**	3,326
	$ 47,523	$ 42,521
Non-controlling interests in subsidiaries	**1,477**	1,483
Total equity	**$ 49,000**	$ 44,004

Other Statistics – Reported

			2012	2011
Per common share	1	Basic earnings	**$ 6.81**	$ 6.50
	2	Diluted earnings	**6.76**	6.43
	3	Dividends	**2.89**	2.61
	4	Book value	**48.17**	43.43
	5	Closing market price	**81.23**	75.23
	6	Closing market price to book value	**1.69**	1.73
	7	Closing market price appreciation	**8.0%**	2.4%
	8	Total shareholder return[2]	**11.9**	5.7
Performance ratios	9	Return on total common equity	**14.9%**	16.2%
	10	Return on risk-weighted assets[3]	**2.70**	2.86
	11	Efficiency ratio	**60.5**	60.2
	12	Net interest margin	**2.23**	2.30
	13	Common dividend payout ratio	**42.5**	40.2
	14	Dividend yield[4]	**3.8**	3.4
	15	Price earnings ratio[5]	**12.0**	11.7
Asset quality	16	Impaired loans net of counterparty-specific and individually insignificant allowances as a % of net loans[6,7]	**0.52%**	0.56%
	17	Net impaired loans as a % of common equity[7]	**4.76**	5.27
	18	Provision for credit losses as a % of net average loans[6,7]	**0.43**	0.39
Capital ratios	19	Tier 1 capital ratio[3]	**12.6%**	13.0%
	20	Total capital ratio[3]	**15.7**	16.0
Other	21	Common equity to total assets	**5.4**	5.3
	22	Number of common shares outstanding (thousands)	**916,130**	900,998
	23	Market capitalization (millions of Canadian dollars)	**$ 74,417**	$ 67,782
	24	Average number of employees[8]	**78,397**	75,631
	25	Number of retail outlets[9]	**2,535**	2,483
	26	Number of retail brokerage offices	**112**	108
	27	Number of Automated Banking Machines	**4,739**	4,650

Other Statistics – Adjusted

			2012	2011
Per common share	1	Basic earnings	**$ 7.47**	$ 6.94
	2	Diluted earnings	**7.42**	6.86
Performance ratios	3	Return on total common equity	**16.3%**	17.3%
	4	Return on risk-weighted assets[3]	**2.83**	2.95
	5	Efficiency ratio	**56.6**	57.5
	6	Common dividend payout ratio	**38.7**	37.7
	7	Price earnings ratio[4]	**10.9**	11.0

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of income taxes, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying MD&A.

[2] Amount represents the price change and dividends earned by investors over the last 12 months.

[3] Prior to Q1 2012, the amounts were calculated based on Canadian GAAP.

[4] Dividends paid during the year divided by average of high and low common share prices for the year.

[5] The price earnings ratio is computed using diluted net income per common share.

[6] Includes customers' liability under acceptances.

[7] Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the "Credit Portfolio Quality" section of the 2012 MD&A. For additional information on debt securities classified as loans, see the "Exposure to Non-agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the 2012 MD&A.

[8] Reflects the number of employees on an average full-time equivalent basis.

[9] Includes retail bank outlets, private client centre branches, and estate and trust branches.

Ten-year Statistical Review – Canadian GAAP[1]

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)

	2011	2010
Assets		
Cash resources and other	$ 24,111	$ 21,710
Securities	192,538	171,612
Securities purchased under reverse repurchase agreements	53,599	50,658
Loans (net of allowance for loan losses)	303,495	269,853
Other	112,617	105,712
Total assets	686,360	619,545
Liabilities		
Deposits	$ 481,114	$ 429,971
Other	145,209	132,691
Subordinated notes and debentures	11,670	12,506
Liabilities for preferred shares and capital trust securities	32	582
Non-controlling interest in subsidiaries	1,483	1,493
	639,508	577,243
Shareholders' equity		
Common shares	18,417	16,730
Preferred shares	3,395	3,395
Treasury shares[2]	(116)	(92)
Contributed surplus	281	305
Retained earnings	24,339	20,959
Accumulated other comprehensive income (loss)	536	1,005
	46,852	42,302
Total liabilities and shareholders' equity	$ 686,360	$ 619,545

Condensed Consolidated Statement of Income – Reported

(millions of Canadian dollars)

	2011	2010
Net interest income	$ 12,831	$ 11,543
Non-interest income	8,763	8,022
Total revenue	21,594	19,565
Dilution gain on investment, net of cost	–	–
Provision for (reversal of) credit losses	1,465	1,625
Non-interest expenses	13,083	12,163
Income (loss) before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	7,046	5,777
Provision for (recovery of) income taxes	1,299	1,262
Non-controlling interests in subsidiaries, net of income taxes	104	106
Equity in net income of an associated company, net of income taxes	246	235
Net income (loss)	5,889	4,644
Preferred dividends	180	194
Net income (loss) available to common shareholders	$ 5,709	$ 4,450

Condensed Consolidated Statement of Income – Adjusted

(millions of Canadian dollars)

	2011	2010
Net interest income	$ 12,831	$ 11,543
Non-interest income	8,587	8,020
Total revenue	21,418	19,563
Dilution gain on investment, net of cost	–	–
Provision for credit losses	1,465	1,685
Non-interest expenses	12,395	11,464
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	7,558	6,414
Provision for income taxes	1,508	1,387
Non-controlling interests in subsidiaries, net of income taxes	104	106
Equity in net income of an associated company, net of income taxes	305	307
Net income	6,251	5,228
Preferred dividends	180	194
Net income available to common shareholders	$ 6,071	$ 5,034

2009	2008	2007	2006	2005	2004	2003
$ 21,517	$ 17,946	$ 16,536	$ 10,782	$ 13,418	$ 9,038	$ 7,719
148,823	144,125	123,036	124,458	108,096	98,280	79,665
32,948	42,425	27,648	30,961	26,375	21,888	17,475
253,128	219,624	175,915	160,608	152,243	123,924	118,058
100,803	139,094	78,989	66,105	65,078	57,897	50,615
557,219	563,214	422,124	392,914	365,210	311,027	273,532
$ 391,034	$ 375,694	$ 276,393	$ 260,907	$ 246,981	$ 206,893	$ 182,880
112,078	140,406	112,905	101,242	93,722	83,262	70,404
12,383	12,436	9,449	6,900	5,138	5,644	5,887
1,445	1,444	1,449	1,794	1,795	2,560	2,785
1,559	1,560	524	2,439	1,708	–	–
518,499	531,540	400,720	373,282	349,344	298,359	261,956
15,357	13,278	6,577	6,334	5,872	3,373	3,179
3,395	1,875	425	425	–	–	–
(15)	(79)	–	–	–	–	–
336	392	119	66	40	20	9
18,632	17,857	15,954	13,725	10,650	9,540	8,518
1,015	(1,649)	(1,671)	(918)	(696)	(265)	(130)
38,720	31,674	21,404	19,632	15,866	12,668	11,576
$ 557,219	$ 563,214	$ 422,124	$ 392,914	$ 365,210	$ 311,027	$ 273,532

2009	2008	2007	2006	2005	2004	2003
$ 11,326	$ 8,532	$ 6,924	$ 6,371	$ 6,008	$ 5,773	$ 5,437
6,534	6,137	7,357	6,821	5,951	4,928	4,455
17,860	14,669	14,281	13,192	11,959	10,701	9,892
–	–	–	1,559	–	–	–
2,480	1,063	645	409	55	(386)	186
12,211	9,502	8,975	8,815	8,844	8,052	8,395
3,169	4,104	4,661	5,527	3,060	3,035	1,311
241	537	853	874	699	803	322
111	43	95	184	132	–	–
303	309	284	134	–	–	–
3,120	3,833	3,997	4,603	2,229	2,232	989
167	59	20	22	–	–	–
$ 2,953	$ 3,774	$ 3,977	$ 4,581	$ 2,229	$ 2,232	$ 989

2009	2008	2007	2006	2005	2004	2003
$ 11,326	$ 8,532	$ 6,924	$ 6,371	$ 6,021	$ 5,773	$ 5,437
7,294	5,840	7,148	6,862	6,077	5,006	4,500
18,620	14,372	14,072	13,233	12,098	10,779	9,937
–	–	–	–	–	–	–
2,225	1,046	705	441	319	336	423
11,016	9,291	8,390	8,260	7,887	7,126	6,912
5,379	4,035	4,977	4,532	3,892	3,317	2,602
923	554	1,000	1,107	899	832	657
111	43	119	211	132	–	–
371	375	331	162	–	–	–
4,716	3,813	4,189	3,376	2,861	2,485	1,945
167	59	20	22	–	–	–
$ 4,549	$ 3,754	$ 4,169	$ 3,354	$ 2,861	$ 2,485	$ 1,945

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of income taxes, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying MD&A. Adjusted results are presented from 2003 to allow for sufficient years for historical comparison. Adjusted results shown for years prior to 2006 reflect adjustments for amortization of intangibles and certain identified items as previously disclosed by the Bank for the applicable period, except as noted. See the following page for a reconciliation with reported results.

[2] Effective 2008, treasury shares have been reclassified from common and preferred shares and are shown separately. Prior to 2008, the amounts for treasury shares were not resonably determinable.

Ten-year Statistical Review – Canadian GAAP[1]

Reconciliation of Non-GAAP Financial Measures

(millions of Canadian dollars)	2011	2010
Net income available to common shareholders – reported	$ 5,709	$ 4,450
Items of note affecting net income, net of income taxes		
Amortization of intangibles	426	467
Reversal of Enron litigation reserve	–	–
Decrease/(Increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(134)	(5)
Gain relating to restructuring of VISA	–	–
TD Banknorth restructuring, privatization and merger-related charges	–	–
Integration and restructuring charges relating to U.S. P&C Banking acquisitions	69	69
Decrease/(Increase) in fair value of credit default swaps hedging the corporate loan book	(13)	4
Other tax items[2]	–	(11)
Provision for (release of) insurance claims	–	(17)
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking	–	(44)
Settlement of TD Banknorth shareholder litigation	–	–
FDIC special assessment charge	–	–
Dilution gain on Ameritrade transaction, net of costs	–	–
Dilution loss on the acquisition of Hudson by TD Banknorth	–	–
Balance sheet restructuring charge in TD Banknorth	–	–
Wholesale Banking restructuring charge	–	–
Goodwill impairment	–	–
Sale of Wealth Management's Mutual Funds record keeping business	–	–
Non-core portfolio loan loss recoveries (sectoral related)	–	–
Loss on structured derivative portfolios	–	–
Tax charge related to reorganizations	–	–
Preferred share redemption	–	–
Initial set up of specific allowance for credit card and overdraft loans	–	–
Litigation charge	–	–
Agreement with Canada Revenue Agency	–	121
Integration charges related to the Chrysler Financial acquisition	14	–
Total items of note	362	584
Net income available to common shareholders – adjusted	$ 6,071	$ 5,034

Condensed Consolidated Statement of Changes in Shareholders' Equity

(millions of Canadian dollars)	2011	2010
Common shares	$ 18,417	$ 16,730
Preferred shares	3,395	3,395
Treasury shares[3]	(116)	(92)
Contributed surplus	281	305
Retained earnings	24,339	20,959
Accumulated other comprehensive income (loss)	536	1,005
Total shareholders' equity	$ 46,852	$ 42,302

Other Statistics – Reported

			2011	2010
Per common share	**1**	Basic earnings	$ 6.45	$ 5.13
	2	Diluted earnings	6.41	5.10
	3	Dividends	2.61	2.44
	4	Book value	48.23	44.29
	5	Closing market price	75.23	73.45
	6	Closing market price to book value	1.56	1.66
	7	Closing market price appreciation	2.4%	19.1%
	8	Total shareholder return[4]	5.7	23.4
Performance ratios	**9**	Return on total common equity	14.5%	12.1%
	10	Return on risk-weighted assets	2.86	2.43
	11	Efficiency ratio	60.6	62.2
	12	Net interest margin	2.37	2.35
	13	Common dividend payout ratio	40.6	47.6
	14	Dividend yield[5]	3.4	3.5
	15	Price earnings ratio[6]	11.7	14.4
Asset quality	**16**	Impaired loans net of specific allowance as a % of net loans[7,8]	0.59%	0.65%
	17	Net impaired loans as a % of common equity[8]	4.07	4.41
	18	Provision for credit losses as a % of net average loans[7,8]	0.48	0.63
Capital ratios	**19**	Tier 1 capital ratio	13.0%	12.2%
	20	Total capital ratio	16.0	15.5
Other	**21**	Common equity to total assets	6.3	6.3
	22	Number of common shares outstanding (thousands)	900,998	878,497
	23	Market capitalization (millions of Canadian dollars)	$ 67,782	$ 64,526
	24	Average number of employees[9]	75,631	68,725
	25	Number of retail outlets[10]	2,483	2,449
	26	Number of retail brokerage offices	108	105
	27	Number of Automated Banking Machines	4,650	4,550

Other Statistics – Adjusted

			2011	2010
Per common share	**1**	Basic earnings	$ 6.85	$ 5.81
	2	Diluted earnings	6.82	5.77
Performance ratios	**3**	Return on total common equity	15.4%	13.7%
	4	Return on risk-weighted assets	2.95	2.63
	5	Efficiency ratio	57.9	58.6
	6	Common dividend payout ratio	38.1	42.1
	7	Price earnings ratio[6]	11.0	12.7

2009	2008	2007	2006	2005	2004	2003
$ 2,953	$ 3,774	$ 3,977	$ 4,581	$ 2,229	$ 2,232	$ 989
492	404	353	316	354	477	491
–	(323)	–	–	–	–	–
450	(118)	–	–	–	–	–
–	–	(135)	–	–	–	–
–	–	43	–	–	–	–
276	70	–	–	–	–	–
126	(107)	(30)	(7)	(17)	50	–
–	34	–	24	(98)	–	–
–	20	–	–	–	–	–
178	–	(39)	(39)	(23)	(43)	(100)
39	–	–	–	–	–	–
35	–	–	–	–	–	–
–	–	–	(1,665)	–	–	–
–	–	–	72	–	–	–
–	–	–	19	–	–	–
–	–	–	35	29	–	110
–	–	–	–	–	–	507
–	–	–	–	–	–	–
–	–	–	–	(127)	(426)	(52)
–	–	–	–	100	–	–
–	–	–	–	163	–	–
–	–	–	–	13	–	–
–	–	–	18	–	–	–
–	–	–	–	238	195	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
1,596	(20)	192	(1,227)	632	253	956
$ 4,549	$ 3,754	$ 4,169	$ 3,354	$ 2,861	$ 2,485	$ 1,945

2009	2008	2007	2006	2005	2004	2003
$ 15,357	$ 13,278	$ 6,577	$ 6,334	$ 5,872	$ 3,373	$ 3,179
3,395	1,875	425	425	–	–	–
(15)	(79)	–	–	–	–	–
336	392	119	66	40	20	9
18,632	17,857	15,954	13,725	10,650	9,540	8,518
1,015	(1,649)	(1,671)	(918)	(696)	(265)	(130)
$ 38,720	$ 31,674	$ 21,404	$ 19,632	$ 15,866	$ 12,668	$ 11,576

2009	2008	2007	2006	2005	2004	2003
$ 3.49	$ 4.90	$ 5.53	$ 6.39	$ 3.22	$ 3.41	$ 1.52
3.47	4.87	5.48	6.34	3.20	3.39	1.51
2.44	2.36	2.11	1.78	1.58	1.36	1.16
41.13	36.78	29.23	26.77	22.29	19.31	17.64
61.68	56.92	71.35	65.10	55.70	48.98	43.86
1.50	1.55	2.44	2.43	2.50	2.54	2.49
8.4%	(20.2)%	9.6%	16.9%	13.7%	11.7%	49.4%
13.6	(17.1)	13.0	20.3	17.2	15.1	54.4
8.4%	14.4%	19.3%	25.5%	15.3%	18.5%	8.7%
1.56	2.22	2.69	3.37	1.88	2.22	0.92
68.4	64.8	62.8	59.8	74.0	75.2	84.9
2.54	2.22	2.06	2.02	2.09	2.26	2.16
70.3	49.0	38.1	27.9	49.3	39.9	76.2
4.8	3.8	3.0	2.9	3.0	3.0	3.2
17.8	11.7	13.0	10.3	17.4	14.5	29.0
0.62%	0.35%	0.20%	0.16%	0.14%	0.21%	0.71%
4.41	2.70	1.74	1.41	1.37	2.14	7.64
0.92	0.50	0.37	0.25	0.04	(0.30)	0.15
11.3%	9.8%	10.3%	12.0%	10.1%	12.6%	10.5%
14.9	12.0	13.0	13.1	13.2	16.9	15.6
6.3	5.3	5.0	4.9	4.3	4.1	4.2
858,822	810,121	717,814	717,416	711,812	655,902	656,261
$ 52,972	$ 46,112	$ 51,216	$ 46,704	$ 39,648	$ 32,126	$ 28,784
65,930	58,792	51,163	51,147	50,991	42,843	42,538
2,205	2,238	1,733	1,705	1,499	1,034	1,093
190	249	211	208	329	256	270
4,197	4,147	3,344	3,256	2,969	2,407	2,638

2009	2008	2007	2006	2005	2004	2003
$ 5.37	$ 4.92	$ 5.80	$ 4.70	$ 4.17	$ 3.80	$ 2.99
5.35	4.88	5.75	4.66	4.14	3.77	2.98
12.9%	14.3%	20.3%	18.7%	19.6%	20.6%	17.1%
2.27	2.18	2.80	2.46	2.42	2.39	1.35
59.2	64.6	59.6	62.4	65.2	66.1	69.6
45.6	49.3	36.4	38.1	38.4	35.8	38.8
11.6	11.6	12.4	14.0	13.5	13.0	14.7

[1] Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

[2] For 2004, does not include the impact of future tax increase of $17 million reported in the report to shareholders for the quarter ended January 31, 2004. For 2006, the impact of future tax decreases of $24 million on adjusted earnings is included in other tax items.

[3] Effective 2008, treasury shares have been reclassified from common and preferred shares and are shown separately. Prior to 2008, the amounts for treasury shares were not reasonably determinable.

[4] Amount represents the price change and dividends earned by investors over the last 12 months.

[5] Dividends paid during the year divided by average of high and low common share prices for the year.

[6] The price earnings ratio is computed using diluted net income per common share.

[7] Includes customers' liability under acceptances.

[8] Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see the "Credit Portfolio Quality" section of the 2012 MD&A. For additional information on debt securities classified as loans, see the "Exposure to Non-agency Collaterized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the 2012 MD&A.

[9] Reflects the number of employees on an average full-time equivalent basis.

[10] Includes retail bank outlets, private client centre branches, and estate and trust branches.

Financial and Banking Terms

Adjusted Results: A non-GAAP financial measure used to assess each of the Bank's businesses and to measure the Bank's overall performance.

Allowance for Credit Losses: Total allowance for credit losses consists of counterparty-specific, collectively assessed allowance for individually insignificant impaired loans, and collectively assessed allowance for incurred but not identified credit losses. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes are adequate to absorb credit-related losses in the lending portfolio.

Alt-A Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria. However, characteristics about the mortgage such as loan to value (LTV), loan documentation, occupancy status or property type, etc., may cause the mortgage not to qualify under standard underwriting programs.

Amortized Cost: The original cost of an investment purchased at a discount or premium plus or minus the portion of the discount or premium subsequently taken into income over the period to maturity.

Assets under Administration: Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet.

Assets under Management: Assets that are beneficially owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

Asset-backed Securities (ABS): A security whose value and income payments are derived from and collateralized (or "backed") by a specified pool of underlying assets.

Average Common Equity: Average common equity is the equity cost of capital calculated using the capital asset pricing model.

Average Earning Assets: The average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.

Average Invested Capital: Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date.

Carrying Value: The value at which an asset or liability is carried at on the Consolidated Balance Sheet.

Collateralized Debt Obligation (CDO): Collateralized securities with multiple tranches that are issued by special purpose entities (SPEs). Each tranche offers a varying degree of risk and return to meet investor demand. In the event of a default, interest and principal payments are made in order of seniority.

Dividend Yield: Dividends paid during the year divided by average of high and low common share prices for the year.

Economic Profit: A tool to measure shareholder value creation. Economic profit is the Bank's adjusted net income less preferred dividends and a charge for average invested capital.

Efficiency Ratio: Non-interest expenses as a percentage of total revenue, the efficiency ratio measures the efficiency of the Bank's operations.

Effective Interest Rate: Discount rate applied to estimated future cash payments or receipts over the expected life of the financial instrument (or, when appropriate), a shorter period, to arrive at the net carrying amount of the financial asset or liability.

Fair Value: The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forward Contracts: Contracts that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.

Futures: Contracts to buy or sell a security at a predetermined price on a specified future date.

Hedging: A risk management technique intended to mitigate the Bank's exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.

Impaired Loans: Loans where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

Mark-to-Market: A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.

Master Netting Agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.

Net Interest Margin: Net interest income as a percentage of average earning assets.

Notional: A reference amount on which payments for derivative financial instruments are based.

Office of the Superintendent of Financial Institutions Canada (OSFI): The regulator of Canadian federally chartered financial institutions and federally administered pension plans.

Options: Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.

Prime Jumbo Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria and standard mortgage characteristics. However, the size of the mortgage exceeds the maximum size allowed under government sponsored mortgage entity programs.

Provision for Credit Losses (PCL): Amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all credit related losses in its portfolio.

Return on Common Shareholders' Equity: Net income available to common shareholders as a percentage of average common shareholders' equity. A broad measurement of a bank's effectiveness in employing shareholders' funds.

Return on Invested Capital (ROIC): A measure of shareholder value calculated as adjusted net income less preferred dividends, divided by average invested capital.

Risk-weighted Assets (RWA): Assets calculated by applying a regulatory predetermined risk-weight factor to on and off-balance sheet exposure. The risk-weight factors are established by the OSFI to convert on and off-balance sheet exposures to a comparable risk level.

Securitization: The process by which financial assets, mainly loans, are transferred to a trust, which normally issues a series of asset-backed securities to investors to fund the purchase of loans.

Special Purpose Entities (SPEs): Entities that are created to accomplish a narrow and well-defined objective. SPEs may take the form of a corporation, trust, partnership, or unincorporated entity. SPEs are often created with legal arrangements that impose limits on the decision-making powers of their governing board, trustees or management over the operations of the SPE.

Swaps: Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.

Taxable Equivalent Basis (TEB): A non-GAAP financial measure that increases revenue and the provision for income taxes by an amount that would increase revenue on certain tax-exempt securities to an equivalent before-tax basis to facilitate comparison of net interest income from both taxable and tax-exempt sources.

Tier 1 Capital Ratio: Tier 1 capital represents the more permanent forms of capital, consisting primarily of common shareholders' equity, retained earnings, preferred shares and innovative instruments. Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.

Total Capital Ratio: Total capital is defined as the total of net Tier 1 and Tier 2 capital. Total capital ratio is calculated as total capital divided by RWA.

Total Shareholder Return (TSR): The change in market price plus dividends paid during the year as a percentage of the prior year's closing market price per common share.

Value-at-Risk (VaR): A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

Shareholder and Investor Information

MARKET LISTINGS
The common shares of The Toronto-Dominion Bank are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TD". The Toronto-Dominion Bank preferred shares are listed on the Toronto Stock Exchange.

Further information regarding the Bank's listed securities, including ticker symbols and CUSIP numbers, is available on our website at www.td.com under Investor Relations/Share Information or by calling TD Shareholder Relations at 1-866-756-8936 or 416-944-6367 or by e-mailing tdshinfo@td.com.

AUDITORS FOR FISCAL 2012
Ernst & Young LLP

DIVIDENDS
Direct dividend depositing: Shareholders may have their dividends deposited directly to any bank account in Canada or the U.S. For this service, please contact the Bank's transfer agent at the address below.

U.S. dollar dividends: Dividend payments sent to U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless a shareholder otherwise instructs the Bank's transfer agent. Other shareholders can request dividend payments in U.S. funds by contacting the Bank's transfer agent. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after the record date, or as otherwise advised by the Bank.

Dividend information for 2012 is available at www.td.com under Investor Relations/Share Information. Dividends, including the amounts and dates, are subject to declaration by the Board of Directors of the Bank.

DIVIDEND REINVESTMENT PLAN
For information regarding the Bank's dividend reinvestment plan, please contact our transfer agent or visit our website at www.td.com under Investor Relations/Share Information.

IF YOU	AND YOUR INQUIRY RELATES TO	PLEASE CONTACT
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports.	**Transfer Agent:** CIBC Mellon Trust Company* P.O. Box 700, Station B Montréal, Québec H3B 3K3 1-800-387-0825 (Canada and US only) or 416-682-3860 Facsimile: 1-888-249-6189 inquiries@canstockta.com or www.canstockta.com
Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports.	**Co-Transfer Agent and Registrar:** Computershare Shareowner Services LLC P.O. Box 43006, Providence, Rhode Island 02940-3006 or 250 Royall Street Canton, Massachusetts 02021 1-866-233-4836 TDD for hearing impaired: 1-800-231-5469 Shareholders outside of U.S.: 201-680-6578 TDD Shareholders outside of U.S.: 201-680-6610 www.computershare.com
Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials.	Your intermediary

TD SHAREHOLDER RELATIONS
For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Shareholders may communicate directly with the independent directors through the Chairman of the Board, by writing to:

Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

or you may send an e-mail c/o TD Shareholder Relations at tdshinfo@td.com. E-mails addressed to the Chairman received from shareholders and expressing an interest to communicate directly with the independent directors via the Chairman will be provided to Mr. Levitt.

*Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company.

HEAD OFFICE
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario M5K 1A2

In Canada contact TD Canada Trust
1-866-567-8888
In the U.S. contact TD Bank,
America's Most Convenient Bank
1-888-751-9000
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired:
1-800-361-1180
General information:
Contact Corporate and Public Affairs
416-982-8578

Website: In Canada: www.td.com
In the U.S.: www.tdbank.com
E-mail: customer.service@td.com
(Canada only; U.S. customers can e-mail customer service via www.tdbank.com)

ANNUAL MEETING
April 4, 2013
9:30 a.m. Eastern
Fairmont Château Laurier
Ottawa, Ontario

SUBORDINATED NOTES SERVICES
Trustee for subordinated notes:
Computershare Trust Company of Canada
Attention: Manager
Corporate Trust Services
100 University Avenue, 8th Floor, South Tower
Toronto, Ontario M5J 2Y1

Vous pouvez vous procurer des exemplaires en français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
P.O. Box 1, Toronto-Dominion Centre
Toronto (Ontario) M5K 1A2

Design: q30 design inc., Printing: Transcontinental PLM







® The TD logo and other trade-marks are the property of
The Toronto-Dominion Bank or a wholly-owned subsidiary,
in Canada and/or other countries.

